As filed with the Securities and Exchange Commission on April 22, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Arrow Financial Corporation

(Exact name of Registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	22-2448962 (I.R.S. Employer Identification No.)

250 Glen Street

Glens Falls, New York 12801

(518) 745-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Penko K. Ivanov

Chief Financial Officer, Senior Executive Vice President, Treasurer and Chief Accounting Officer

Arrow Financial Corporation

250 Glen Street

Glens Falls, New York 12801

(518) 745-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ernie Panasci, Esq. Kevin O’Connell, Esq. Jacob Hedgpeth, Esq. Spierer, Woodward, Corbalis & Goldberg P.C. 5050 South Syracuse Street, Suite 900 Denver, CO 80237 (303) 792-3456	Rocco F. Arcuri, Sr. President and Chief Executive Officer Adirondack Bancorp, Inc. 185 Genesee Street Utica, NY 13501 (315) 798-4039	Jeffrey Cardone, Esq. Marc P. Levy, Esq. Gregory M. Sobczak, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i)(Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d)(Cross-Border Third-Party Tender Offer)	☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 22, 2026

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Adirondack Bancorp, Inc.:

On February 25, 2026, Adirondack Bancorp, Inc. (“Adirondack”), Arrow Financial Corporation (“Arrow”) and Arrow Merger Sub, Inc., a direct, wholly owned subsidiary of Arrow (“Merger Sub”), entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Arrow and Adirondack have agreed to combine their respective businesses in two mergers.

Under the merger agreement, Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity (the “merger”), and as soon as reasonably practicable following the merger, Adirondack will merge with and into Arrow, with Arrow as the surviving entity (the “holdco merger”). Following the holdco merger, at such time as Arrow elects, Adirondack Bank, a New York state-chartered bank and a wholly owned subsidiary of Adirondack (“Adirondack Bank”), will merge with and into Arrow Bank National Association, a national bank and a wholly owned subsidiary of Arrow (“Arrow Bank”), with Arrow Bank as the surviving bank (the “bank merger” and, together with the merger and the holdco merger, the “mergers”).

Under the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger (the “effective time”), each share of common stock of Adirondack outstanding immediately prior to the effective time (except for dissenting shares and shares of treasury stock or shares owned by Adirondack or Arrow, in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted) will be converted into the right to receive (i) 1.8610 shares of Arrow common stock (the “exchange ratio” or the “stock consideration”) and (ii) $18.72 in cash (the “cash consideration” and together with the exchange ratio, the “merger consideration”). No fractional shares of Arrow common stock will be issued in the mergers, and holders of Adirondack common stock will be entitled to receive cash in lieu of fractional shares.

Because the merger consideration is comprised of a fixed amount of cash consideration plus a fixed amount of shares of Arrow common stock for each share of Adirondack common stock, the market value of the merger consideration will fluctuate with the market price of Arrow common stock and will not be known at the time Adirondack shareholders vote on the merger agreement.

Based on the closing price of Arrow’s common stock on the Nasdaq Global Select Market of $34.43 on February 25, 2026, the last trading day before the public announcement of the merger, the merger consideration represented approximately $82.79 in value for each share of Adirondack common stock, representing a merger consideration of approximately $89.1 million on an aggregate basis. We urge you to obtain current market quotations of Arrow common stock (Nasdaq trading symbol “AROW”).

Based on the exchange ratio and the number of shares of Adirondack common stock outstanding or reserved for issuance for Adirondack equity awards outstanding as of [                ], 2026, Arrow expects to issue approximately [       ] million shares of Arrow common stock to Adirondack shareholders in the aggregate in the merger. Based on the exchange ratio, we estimate that former Adirondack shareholders will own approximately 11% and existing Arrow shareholders will own approximately 89% of the common stock of Arrow following the completion of the merger.

The mergers cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Adirondack common stock entitled to vote thereon.

The special meeting of Adirondack shareholders will be held at [                ] on [                ], at [                ]. Holders of Adirondack common stock as of the close of business on [                ], the record date for the meeting, are entitled to notice of, and to vote at, the special meeting to approve and adopt the merger agreement as described in this proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Adirondack common stock you own. To ensure your representation at the Adirondack special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the Adirondack special meeting. Submitting a proxy now will not prevent you from being able to vote at the Adirondack special meeting in person.

The Adirondack board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable and in the best interests of Adirondack and its shareholders, has unanimously approved and adopted the execution, delivery and performance by Adirondack of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, and unanimously recommends that Adirondack shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate.

This proxy statement/prospectus provides you with detailed information about the merger agreement and the mergers. It also contains or references information about Arrow and Adirondack and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page [●] for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Arrow from documents that have been filed with the Securities and Exchange Commission that are incorporated into this proxy statement/prospectus by reference.

On behalf of the Adirondack board of directors, thank you for your prompt attention to this important matter.

Sincerely,

Rocco F. Arcuri, Sr. President and Chief Executive Officer Adirondack Bancorp, Inc

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Arrow or Adirondack, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated [                    ], 2026 and is first being mailed to holders of Adirondack common stock on or about [                    ], 2026.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about Arrow from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov. You will also be able to obtain these documents from Arrow free of charge in the “Documents” section of Arrow’s website, www.arrowfinancial.com, under the heading “Filings.” You may also request these documents in writing or by telephone, at the address below:

Arrow Financial Corporation
Attn: Investor Relations

250 Glen Street

Glens Falls, New York 12801

Tel: (518) 745-1000, Ext. 4307

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the Adirondack special meeting. This means that holders of Adirondack common stock requesting documents must do so by [                    ], 2026, in order to receive them before the Adirondack special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                    ], 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Adirondack common stock, nor the issuance by Arrow of shares of Arrow common stock pursuant to the merger agreement will create any implication to the contrary.

The information on Arrow’s website is not part of this document. References to Arrow’s website in this document are intended to serve as textual references only.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding Arrow has been provided by Arrow and information contained in this document regarding Adirondack has been provided by Adirondack.

See “Where You Can Find More Information” beginning on page [●] of the accompanying proxy statement/prospectus for further information.

Adirondack Bancorp, Inc.
185 Genesee Street
Utica, NY 13501

NOTICE OF SPECIAL MEETING OF ADIRONDACK BANCORP, INC. SHAREHOLDERS

To Adirondack Bancorp, Inc. Shareholders:

On February 25, 2026, Arrow Financial Corporation (“Arrow”), Arrow Merger Sub, Inc., a direct, wholly owned subsidiary of Arrow (“Merger Sub”), and Adirondack Bancorp, Inc. (“Adirondack”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of Adirondack common stock (the “Adirondack special meeting”) will be held on [                    ], 2026 at [                    ], Eastern Time. We are pleased to notify you of and invite you to the Adirondack special meeting, which will be held at [      ]. If you choose not to attend the Adirondack special meeting, shareholders can call into the following number to listen to the meeting live: [                    ], conference code: [                    ].

At the Adirondack special meeting, holders of Adirondack common stock will be asked to vote on the following matters:

1.	A proposal to approve the Agreement and Plan of Merger, dated as of February 25, 2026, by and among Arrow, Merger Sub and Adirondack, and the transactions contemplated by that agreement, pursuant to which Adirondack will merge with and into Merger Sub, as more fully described in the accompanying proxy statement/prospectus (the “Adirondack merger proposal”).

2.	A proposal to adjourn the Adirondack special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Adirondack merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to holders of Adirondack common stock (the “Adirondack adjournment proposal”).

The board of directors of Adirondack has fixed the close of business on [                    ], 2026 as the record date for the Adirondack special meeting. Only holders of record of Adirondack common stock as of the close of business on the record date for the Adirondack special meeting are entitled to notice of the Adirondack special meeting or any adjournment or postponement thereof. Only holders of record of Adirondack common stock will be entitled to vote at the Adirondack special meeting or any adjournment or postponement thereof.

Adirondack shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 910 of the New York Business Corporation Law (the “NYBCL”). Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 623 and 910 of the NYBCL. A description of these procedures is included in the section of the accompanying proxy statement/prospectus entitled “The Merger—Dissenters’ Rights in the Merger.” A copy of the sections of the NYBCL pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.

The Adirondack board of directors unanimously recommends that holders of Adirondack common stock vote “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Adirondack common stock approve the Adirondack merger proposal. The affirmative vote of a majority of all of the votes entitled to be cast at the special meeting by the holders of shares of Adirondack common stock entitled to vote at the special meeting is required to approve the Adirondack merger proposal. Whether or not you plan to attend the Adirondack special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

/s/ Rocco F. Arcuri, Sr.
Rocco F. Arcuri, Sr.
President and Chief Executive Officer
Adirondack Bancorp, Inc

[                    ], 2026

i

ii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers and the Adirondack special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers and the Adirondack special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

In this proxy statement/prospectus, unless the context otherwise requires:

•	“Adirondack” refers to Adirondack Bancorp, Inc., a New York corporation;

•	“Adirondack Bank” refers to Adirondack Bank, a New York-state-chartered bank and a wholly-owned subsidiary of Adirondack;

•	“Adirondack bylaws” refer to the amended and restated bylaws of Adirondack Bancorp, Inc.;

•	“Adirondack certificate of incorporation” refers to the certificate of incorporation of Adirondack Bancorp, Inc.;

•	“Adirondack common stock” refers to the common stock of Adirondack, par value $5.00 per share;

•	“Adirondack shareholders” refer to holders of shares of Adirondack common stock;

•	“Adirondack special meeting” refers to the special meeting of Adirondack shareholders to be held on [ ], 2026 to consider and vote on the Adirondack merger proposal and the Adirondack adjournment proposal;

•	“Arrow” refers to Arrow Financial Corporation, a New York corporation;

•	“Arrow Bank” refers to Arrow Bank, a national bank and a wholly-owned subsidiary of Arrow;

•	“Arrow bylaws” refer to the amended and restated bylaws of Arrow Financial Corporation;

•	“Arrow certificate of incorporation” refers to the certificate of incorporation of Arrow Financial Corporation;

•	“Arrow common stock” refers to the common stock of Arrow, par value $1.00 per share;

•	“Arrow shareholders” refer to holders of shares of Arrow common stock both prior to and following the completion of the merger;

•	“Merger Sub” refers to Arrow Merger Sub, Inc., a Maryland corporation and a direct, wholly owned subsidiary of Arrow;

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because Arrow, Merger Sub and Adirondack have entered into an Agreement and Plan of Merger, dated February 25, 2026 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity (the “merger”), and as soon as reasonably practicable following the merger, Adirondack will merge with and into Arrow, with Arrow as the surviving entity (the “holdco merger”). Following the holdco merger, at such time as Arrow elects, Adirondack Bank will merge with and into Arrow Bank, with Arrow Bank as the surviving bank (the “bank merger,” and together with the merger and the holdco merger, the “mergers”). A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. In this proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things, Adirondack shareholders must approve the merger agreement (the “Adirondack merger proposal”). Adirondack is holding a special meeting of Adirondack shareholders (the “Adirondack special meeting”) to obtain approval of the Adirondack merger proposal.

In addition, Adirondack shareholders will be asked to approve a proposal to adjourn the Adirondack special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Adirondack special meeting to approve the Adirondack merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Adirondack shareholders (the “Adirondack adjournment proposal”).

This document is also a prospectus that is being delivered to Adirondack shareholders because, pursuant to the merger agreement, Arrow is offering shares of Arrow common stock to Adirondack shareholders.

This proxy statement/prospectus contains important information about the merger and the Adirondack adjournment proposal being voted on at the Adirondack special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your Adirondack shares of common stock voted by proxy without attending the Adirondack special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:	In the merger, Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity. In the holdco merger, which will occur as soon as reasonably practicable following the merger, Adirondack, as the surviving entity of the merger, will merge with and into Arrow, with Arrow as the surviving entity. In the bank merger, which will occur following the Holdco merger and at such time as Arrow elects, Adirondack Bank will merge with and into Arrow Bank, with Arrow Bank as the surviving bank.

Under the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger (the “effective time”), each share of common stock of Adirondack outstanding immediately prior to the effective time  (except for dissenting shares, shares of treasury stock or shares owned by Adirondack or Arrow, in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted) will be converted into the right to receive (i) 1.8610 shares of Arrow common stock (the “exchange ratio”) and (ii) $18.72 in cash (the “cash consideration” and together with the exchange ratio, the “merger consideration”). Based on the closing price of Arrow’s common stock on the Nasdaq Global Select Market on February 25, 2026, the last trading day before the public announcement of the merger, the merger consideration represented approximately $82.79 in value for each share of Adirondack common stock, representing a merger consideration of approximately $89.1 million on an aggregate basis.

After completion of the merger, Adirondack will cease to exist and Adirondack shareholders will own shares of Arrow common stock. After the completion of the merger, Arrow shareholders will continue to own their existing shares of Arrow common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page [●] and the merger agreement for more information about the merger.

Q:	When and where will the Adirondack special meeting take place?

A:	The Adirondack special meeting will be held at [ ] on [ ], 2026 at [ ], Eastern Time. If you choose not to attend the Adirondack special meeting, shareholders can call into the following number to listen to the meeting live: [ ], conference code: [ ].

Even if you plan to attend the Adirondack special meeting, Adirondack recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Adirondack special meeting.

Q:	What matters will be considered at the Adirondack special meeting?

A:	At the Adirondack special meeting, Adirondack shareholders will be asked to consider and vote on the following proposals:

•	Adirondack Proposal 1: The Adirondack merger proposal; and

•	Adirondack Proposal 2: The Adirondack adjournment proposal.

In order to complete the merger, among other things, Adirondack shareholders must approve the Adirondack merger proposal. The Adirondack adjournment proposal is not a condition to the obligations of Arrow or Adirondack to complete the merger.

Q:	What will Adirondack shareholders receive in the merger?

A:	Under the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of common stock of Adirondack outstanding immediately prior to the effective time (except for dissenting shares, shares of treasury stock or shares owned by Adirondack or Arrow, in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted) will be converted into the right to receive (i) 1.8610 shares of Arrow common stock and (ii) $18.72 in cash.

Arrow will not issue any fractional shares of Arrow common stock in the merger. Adirondack shareholders who would otherwise be entitled to a fractional share of Arrow common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of Arrow common stock on Nasdaq for the consecutive period of ten (10) full trading days ending on the day preceding the closing date (the “Arrow closing share value”) by the fraction of a share (after taking into account all shares of Adirondack common stock held by such holder immediately prior to the completion of the merger and rounded to the nearest one-thousandth when expressed in decimal form) of Arrow common stock that such shareholder would otherwise be entitled to receive.

Q:	What will Arrow shareholders receive in the merger?

A:	In the merger, Arrow shareholders will not receive any consideration, and their shares of Arrow common stock will remain outstanding and will constitute shares of Arrow following the merger. Following the merger, shares of Arrow common stock will continue to be traded on Nasdaq.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	Yes. The value of the merger consideration will also fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Arrow common stock. Any fluctuation in the market price of Arrow common stock will change the value of the shares of Arrow common stock that Adirondack shareholders will receive.

Q:	How will the merger affect Adirondack equity awards?

A:	The merger agreement provides that, at least three (3) business days prior to the effective time, each time-based vesting restricted share of Adirondack common stock granted under Adirondack’s equity incentive plan (the “Adirondack Stock Plan”) that is outstanding and unvested immediately prior to the effective time, shall fully vest and shall receive the merger consideration, subject to applicable tax withholding as provided in the Adirondack Stock Plan and applicable award agreements.

Q:	How will the merger affect the Adirondack Bank 401(k) plan?

A:	The merger agreement provides that unless otherwise agreed between Arrow and Adirondack at least ten (10) days prior to the closing, Adirondack will terminate the Adirondack Bank 401(k) Plan (the “401(k) Plan”) to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. Arrow and Adirondack will take any and all actions as may be required, including amendments to the Arrow 401(k) plan, to permit the continuing employees to make rollover contributions to the Arrow 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended (the “Code”)) from the Adirondack 401(k) plan in the form of cash, in kind benefits (if permitted by the Arrow 401(k) plan), outstanding participant loans or a combination thereof.

Q:	How does the Adirondack board of directors recommend that I vote at the Adirondack special meeting?

A:	The Adirondack board of directors unanimously recommends that you vote “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal.

In considering the recommendations of the Adirondack board of directors, Adirondack shareholders should be aware that Adirondack directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Adirondack shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain Adirondack Directors and Executive Officers in the Merger” beginning on page [●].

Q:	Who is entitled to vote at the Adirondack special meeting?

A:	The record date for the Adirondack special meeting is [ ], 2026. All Adirondack shareholders who held shares at the close of business on the record date for the Adirondack special meeting are entitled to receive notice of, and to vote at, the Adirondack special meeting.

Each Adirondack shareholder is entitled to cast one (1) vote on each matter properly brought before the Adirondack special meeting for each share of Adirondack common stock that such holder owned of record as of the record date. As of [                    ], 2026, there were [                    ] outstanding shares of Adirondack common stock.

Attendance at the Adirondack special meeting is not required to vote. See below and the section entitled “The Adirondack Special Meeting—Proxies” beginning on page [●] for instructions on how to vote your shares of Adirondack common stock without attending the Adirondack special meeting in person.

Q:	What constitutes a quorum for the Adirondack special meeting?

A:	The presence at the Adirondack special meeting, or by proxy, of holders of a majority of the total number of outstanding shares of Adirondack common stock entitled to vote at the Adirondack special meeting will constitute a quorum for the transaction of business at the Adirondack special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:	What vote is required for the approval of each proposal at the Adirondack special meeting?

A:	Adirondack Proposal 1: Adirondack merger proposal. Approval of the Adirondack merger proposal requires the affirmative vote of a majority of the votes entitled to be cast at the special meeting by the holders of shares of Adirondack common stock entitled to vote at the special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Adirondack merger proposal.

Adirondack Proposal 2: Adirondack adjournment proposal. If a quorum is present at the Adirondack special meeting, (i) approval of the Adirondack adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Adirondack shareholders, and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Adirondack adjournment proposal. In the absence of a quorum at the Adirondack special meeting, (i) approval of the Adirondack adjournment proposal requires the affirmative vote of a majority of the shares of Adirondack common stock present at the Adirondack special meeting and entitled to vote on the Adirondack adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal, and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the Adirondack adjournment proposal.

Q:	Are there any Adirondack shareholders already committed to voting in favor of the Adirondack merger proposal?

A:	Yes. Each director and certain shareholders of Adirondack, solely in such director’s or shareholder capacity as a shareholder of Adirondack, have entered into a voting agreement with Arrow requiring each of them to vote all shares of Adirondack common stock owned by such director or shareholder in favor of the Adirondack merger proposal. As of the record date, these directors and shareholders held 1,016,832 shares of Adirondack common stock, which represented approximately 94.5% of the outstanding shares of Adirondack common stock.

Q:	How can I attend, vote and ask questions at the Adirondack special meeting?

A:	Record Holders. If you hold shares directly in your name as the holder of record of Adirondack common stock, you are a “record holder” and your shares may be voted at the Adirondack special meeting by you. If you choose to vote your shares in person at the Adirondack special meeting, you must present proof of identification and proof of Adirondack common stock ownership as of the applicable record date and fill out a ballot at the meeting.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Adirondack special meeting by you as described below. If you choose to vote your shares of Adirondack common stock in person at the Adirondack special meeting, you must present a copy of a brokerage statement reflecting your stock ownership as of the record date and a legal proxy from your bank, broker, trustee or other nominee.

Even if you plan to attend the Adirondack special meeting in person, Adirondack recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Adirondack special meeting.

Additional information on attending the Adirondack special meeting can be found under the section entitled “The Adirondack Special Meeting—Attending the Special Meeting” on page [●].

Q:	How can I vote my shares without attending the Adirondack special meeting?

A:	Whether you hold your shares directly as the holder of record of Adirondack common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Adirondack special meeting.

If you are a record holder of Adirondack common stock, you can vote your shares by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Adirondack common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Additional information on voting procedures can be found under the section entitled “The Adirondack Special Meeting—Attending the Special Meeting” on page [●].

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of Adirondack common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the Adirondack special meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:	No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?

A:	Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Adirondack special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Adirondack special meeting. If your bank, broker, trustee or other nominee holds your shares of Adirondack common stock in “street name,” such entity will vote your shares of Adirondack common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.

If you are a beneficial owner of Adirondack common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Adirondack common stock:

•	Adirondack merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Adirondack merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

•	Adirondack adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Adirondack adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	What if I fail to vote or abstain?

A:	An abstention occurs when an Adirondack shareholder attends the Adirondack special meeting and does not vote or returns a proxy with an “abstain” instruction.

•	Adirondack merger proposal: An abstention will have the same effect as a vote “AGAINST” the Adirondack merger proposal. If an Adirondack shareholder is not present at the Adirondack special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Adirondack merger proposal; and

•	Adirondack adjournment proposal: If a quorum is present at the Adirondack special meeting, an abstention will have no effect on the outcome of the Adirondack merger proposal. In the absence of a quorum at the Adirondack special meeting, an abstention will have the effect of a vote “AGAINST” the Adirondack adjournment proposal. If an Adirondack shareholder is not present at the Adirondack special meeting and does not respond by proxy, it will also have no effect on the outcome of the Adirondack adjournment proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Adirondack to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that its board of directors is recommending and seeking. To approve the Adirondack merger proposal, the holders of a majority of the outstanding shares of Adirondack common stock entitled to vote at the Adirondack special meeting must be present, in person or by proxy. Your failure to submit a proxy or vote in person at the Adirondack special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will prevent your shares of Adirondack common stock from being counted towards the quorum for the Adirondack special meeting.

The Adirondack board of directors unanimously recommend that you vote “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Adirondack common stock represented by your proxy will be voted as recommended by the Adirondack board of directors with respect to such proposals.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	If you directly hold shares of Adirondack common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the Adirondack special meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Adirondack;

•	signing and returning a proxy card with a later date; or

•	attending the special meeting in person and voting at the special meeting.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•	attending the special meeting and voting your shares in person. Please contact your bank, broker, trustee or other nominee for further instructions regarding requirements to vote in person.

Q:	Will Adirondack be required to submit the Adirondack merger proposal to its shareholders even if the Adirondack board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Adirondack special meeting, Adirondack is required to submit the Adirondack merger proposal to its shareholders even if the Adirondack board of directors has withdrawn, modified or qualified its recommendation.

Q:	Are Adirondack shareholders entitled to dissenters’ rights of appraisal?

A:	Yes. Adirondack shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 910 of the New York Business Corporation Law (the “NYBCL”). Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 623 and 910 of the NYBCL. A description of these procedures is included in the section entitled “The Merger— Dissenters’ Rights in the Merger.” A copy of the sections of the NYBCL pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.

Q:	Are there any risks that I should consider in deciding whether to vote for the Adirondack merger proposal or the Adirondack adjournment proposal at the Adirondack special meeting?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors of Arrow contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger and the holdco merger to Adirondack shareholders?

A:	The merger and the holdco merger, taken together, have been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Arrow and Adirondack receives a legal opinion to the effect that the merger and the holdco merger will so qualify. Therefore, U.S. holders of shares of Adirondack common stock will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of cash received for the cash portion of the merger consideration (other than cash received in lieu of a fractional share of Arrow common stock) and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair value of the Arrow common stock received in the merger, over (b) the U.S. holder’s adjusted tax basis in the shares of Adirondack common stock surrendered in the merger. With respect to any cash received in lieu of a fractional share of Arrow common stock, a U.S. holder will generally recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s adjusted tax basis in its shares of Adirondack common stock allocable to that fractional share.

You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Q:	When is the merger expected to be completed?

A:	Neither Arrow nor Adirondack can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Adirondack must first obtain the approval of Adirondack shareholders for the Adirondack merger proposal, and Arrow and Adirondack must obtain requisite regulatory approvals and satisfy certain other closing conditions. Arrow and Adirondack expect the merger to be completed promptly once Adirondack has obtained its shareholders’ approval as noted above, and Arrow and Adirondack have obtained the requisite regulatory approvals and have satisfied certain other closing conditions.

Q:	What are the conditions to complete the merger?

A:	The obligations of Arrow and Adirondack to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by Adirondack shareholders of the Adirondack merger proposal, authorization for listing on Nasdaq of the shares of Arrow common stock to be issued in the merger, effectiveness of the registration statement of which this proxy statement/prospectus forms a part, absence of legal restraint prohibiting the merger, and accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page [●].

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, Adirondack shareholders will not receive any consideration for their shares of Adirondack common stock in connection with the merger. Instead, Adirondack will remain an independent company and Arrow will not issue the merger consideration pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $3.6 million will be payable by Adirondack to Arrow. See “The Merger Agreement—Termination Fee” beginning on page [●] for a more detailed discussion of the circumstances under which a termination fee will be required to be paid by Adirondack.

Q:	If the merger is consummated, are certain Adirondack shareholders limited in selling shares of Arrow common stock that they received in the merger?

A:	Yes. Simultaneously with the execution of the merger agreement, Arrow entered into a lock-up agreement (a “lock-up agreement”) with certain shareholders of Adirondack. Pursuant to the lock-up agreement, such shareholder has agreed, among other things, to (i) not sell or dispose of any shares of Arrow common stock received by or to be received by the shareholder pursuant to the Agreement for 180 days following the effective time; and (ii) collectively with all other shareholders subject to a lock-up agreement, not sell or dispose of more than 10,000 shares of Arrow common stock received by or to be received by the shareholder pursuant to the merger agreement on any single trading day between 181 days and 365 days following the effective time. See “The Merger—Lock-Up Agreements with Adirondack Shareholders” beginning on page [●].

Q:	What happens if I sell my shares after the Adirondack record date but before Adirondack’s special meeting?

A:	The Adirondack record date is earlier than the date of the Adirondack special meeting, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Adirondack common stock after the Adirondack record date but before the date of the Adirondack special meeting, you will retain your right to vote at the Adirondack special meeting (provided that such shares remain outstanding on the date of such special meeting), but you will not have the right to receive the merger consideration to be received by Adirondack shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Adirondack common stock through the completion of the merger.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Arrow (the “exchange agent”) will send you instructions for exchanging Adirondack stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares” beginning on page [●].

Q:	What should I do if I receive more than one set of voting materials for the Adirondack special meeting?

A:	If you are a beneficial owner and hold shares of Adirondack common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Adirondack common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the Adirondack special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Adirondack common stock are voted.

Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Adirondack.

Q:	Where can I find more information about Arrow and Adirondack?

A:	You can find more information about Arrow and Adirondack from the various sources described under “Where You Can Find More Information” beginning on page [●].

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Adirondack special meeting. In addition, we incorporate by reference important business and financial information about Arrow into this proxy statement/prospectus. You may obtain the information incorporated by reference into or otherwise included with this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Information about the Companies (pages [•] and [•])

Arrow Financial Corporation

Arrow Financial Corporation was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956.  As of December 31, 2025, Arrow had one wholly-owned banking subsidiary, Arrow Bank National Association. Through Arrow Bank, Arrow indirectly owns various non-bank subsidiaries, including an insurance agency, an inactive registered investment adviser and a real estate investment trust (“REIT”). Arrow’s business consists primarily of the ownership, supervision and control of Arrow Bank, including the bank’s subsidiaries.  Arrow provides various advisory and administrative services and coordinates the general policies and operation of Arrow Bank.

Arrow offers a broad range of commercial and consumer banking and financial products.  The deposit base consists of deposits derived principally from the communities served.  Arrow targets lending activities to consumers and small- and mid-sized companies in Arrow’s regional geographic area. In addition, through an indirect lending program Arrow sources consumer loans from an extensive network of automobile dealers that operate throughout New York and Vermont. Through its trust operations, Arrow Bank provides retirement planning, trust and estate administration services for individuals, and pension, profit-sharing and employee benefit plan administration for corporations.

As of December 31, 2025, Arrow had total consolidated assets of approximately $4.4 billion, total loans of approximately $3.5 billion, total deposits of approximately $3.9 billion and total consolidated shareholders’ equity of approximately $431.9 million.

Arrow’s principal executive offices are located at 250 Glen Street, Glens Falls, New York 12801, its phone number is (518) 745-1000 and its website is www.arrowfinancial.com. Additional information about Arrow and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus.

Merger Sub

Merger Sub, a direct, wholly owned subsidiary of Arrow, is a Maryland corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Adirondack, with Adirondack surviving as a direct, wholly owned subsidiary of Arrow and the separate corporate existence of Merger Sub will cease.

Merger Sub’s principal administrative office is located at c/o 250 Glen Street, Glens Falls, New York 12801 and its phone number is (518) 745-1000.

Adirondack Bancorp, Inc.

Adirondack Bancorp, Inc, is the bank holding company for Adirondack Bank. Adirondack Bank is a New York state-chartered financial institution headquartered in Utica, New York. On October 31, 1898, Adirondack Bank began serving the needs of Northern New York state as the Saranac Lake Co-Operative Savings and Loan Association. In 1990, the Bank was re-capitalized as a stock corporation and the change in ownership also saw a change in the Bank’s operation as a newly chartered Federal Savings Bank. Later in 1995, it was re-chartered as a National Bank and became Adirondack Bank, N.A. To better serve its customers, Adirondack converted to a state charter in December 2003. Adirondack Bank now serves Upstate New York, from the historic Mohawk Valley to the Canadian border.

As of December 31, 2025, Adirondack had total consolidated assets of approximately $941.9 million, total loans of approximately $619.3 million, total deposits of approximately $848.0 million and total consolidated shareholders’ equity of approximately $66.5 million.

Adirondack’s principal executive offices are located at 185 Genesee Street, Utica, New York 13501, its phone number is (315) 798-4039 and its website is www.adirondackbank.com.

The Merger and the Merger Agreement (pages [●] and [●])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity. As soon as reasonably practicable following the merger, the holdco merger will occur in which Adirondack will merge with and into Arrow, with Arrow as the surviving entity. The merger agreement further provides that following the holdco merger, at such time as Arrow elects, the bank merger will occur in which Adirondack Bank will merge with and into Arrow Bank, with Arrow Bank as the surviving bank.

This summary and the copy of the merger agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates.

Merger Consideration (pages [●])

Each share of Adirondack common stock issued and outstanding immediately prior to the effective time, except for dissenting shares and shares of Adirondack common stock owned by Adirondack as treasury stock or owned by Adirondack or Arrow (in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), will be converted into the right to receive (i) 1.8610 shares of Arrow common stock and (ii) $18.72 in cash. Adirondack shareholders who would otherwise be entitled to a fraction of a share of Arrow common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Arrow closing share value.

Arrow common stock is listed on Nasdaq under the symbol “AROW.” Adirondack common stock is not listed or quoted on any exchange.

The following table shows the closing sale prices of Arrow common stock as reported on Nasdaq on February 25, 2026, the last trading day before the public announcement of the merger agreement, and on [                    ], 2026, the last practicable trading day before the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration to be issued in exchange for each share of Adirondack common stock, reflecting (i) the exchange ratio of 1.8610 and (ii) $18.72 in cash without interest.

	Arrow Common Stock		Implied Value of Merger Consideration for One Share of Adirondack Common Stock
February 25, 2026		$34.43		$82.79
[ ],2026	$	[ ]	$	[ ]

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page [●] and “The Merger Agreement—Merger Consideration” beginning on page [●].

Treatment of Adirondack Equity Awards (page [●])

The merger agreement provides that, at least three (3) business days prior to the effective time, each time-based vesting restricted share of Adirondack common stock granted under Adirondack’s equity incentive plan (the “Adirondack Stock Plan”) that is outstanding and unvested immediately prior to the effective time, shall fully vest and shall receive the merger consideration, subject to applicable tax withholding as provided in the Adirondack Stock Plan and applicable award agreements.

For more information see “The Merger—Treatment of Adirondack Equity Awards” beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

The merger and the holdco merger, taken together, have been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Arrow and Adirondack receives a legal opinion to the effect that the merger and the holdco merger will so qualify. Therefore, U.S. holders of shares of Adirondack common stock will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of cash received for the cash portion of the merger consideration (other than cash received in lieu of a fractional share of Arrow common stock) and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair value of the Arrow common stock received in the merger, over (b) the U.S. holder’s adjusted tax basis in the shares of Adirondack common stock surrendered in the merger. With respect to any cash received in lieu of a fractional share of Arrow common stock, a U.S. holder will generally recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s adjusted tax basis in its shares of Adirondack common stock allocable to that fractional share.

You should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.

For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The United States federal income tax consequences described above may not apply to all Adirondack shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors (page [●])

After careful consideration, at a meeting held on February 25, 2026, the Adirondack board determined that the merger agreement and the transactions contemplated thereby (including the merger, the holdco merger, the bank merger and the bank merger agreement) are both fair and in the best interests of Adirondack and its shareholders. Accordingly, the Adirondack board approved and adopted the merger agreement and unanimously recommends that the Adirondack shareholders vote “FOR” the Adirondack merger proposal.

In reaching its decision to approve and adopt the merger agreement and recommend that the Adirondack shareholders vote “FOR” the Adirondack merger proposal, the Adirondack board evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with the senior management of Adirondack, as well as Adirondack’s financial and legal advisors, and considered a number of factors in reaching its decision, including, without limitation, the financial fairness of the transaction, the benefits of the combined business on Adirondack’s business and performance goals, Arrow’s business and financial condition, and advantages for Adirondack’s customers. In considering these, and other reasons, the Adirondack board also weighed a variety of potential risks, including, without limitation, the risk that the anticipated benefits of the proposed transaction, including the expected synergies and cost savings, may not be realized, the risk that the per share merger consideration to be paid to Adirondack shareholders in accordance with the merger agreement could be adversely affected by a decrease in the trading price of Arrow common stock before the effective time, risks associated with the combined business and the integration of Adirondack and Arrow and the risk that the merger could distract Adirondack from other opportunities.

For a more detailed discussion of the Adirondack board of directors’ recommendation, see “The Merger—Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors” beginning on page [●].

Opinion of Adirondack’s Financial Advisor (page [●])

In connection with the merger, Adirondack’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated February 25, 2026, to Adirondack’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the minority holders of Adirondack common stock (defined for purposes of KBW’s opinion as holders of Adirondack common stock, other than Robert Clark, other members of the Clark family who are directors of Adirondack and entities controlled by Robert and Christopher Clark) of the merger consideration (defined in KBW’s opinion as the cash consideration and the stock consideration, taken together) in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this proxy statement/prospectus.

KBW’s opinion was for the information of, and was directed to, the Adirondack board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Adirondack to engage in the merger or enter into the merger agreement, nor did KBW’s opinion constitute a recommendation to the Adirondack board of directors in connection with the merger. KBW’s opinion does not constitute a recommendation to any holder of Adirondack common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Adirondack shareholders are encouraged to read the opinion carefully and in its entirety.

For more information, see “The Merger—Opinion of Adirondack’s Financial Advisor,” beginning on page [●], and Annex C.

Interests of Certain Adirondack Directors and Executive Officers in the Merger (page [●])

In considering the information contained in this proxy statement/prospectus, you should be aware that Adirondack’s directors and executive officers have interests in the mergers that are different from, or in addition to, the interests of Adirondack shareholders generally. The Adirondack board of directors was aware of these interests and considered them, among other things, in approving the merger agreement. These interests include, among other things:

•	At least three (3) business days prior to the effective time, all restricted stock awards, in respect of a share of Adirondack common stock under the Adirondack 2022 Restricted Stock Plan which are outstanding as of the date of the merger agreement, will automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and, at the effective time, will be converted into and be exchanged for the right to receive the merger consideration, less applicable tax withholdings;

•	In connection with the execution of the merger agreement, Adirondack Bank entered into a settlement and non-competition agreement with each of Rocco F. Arcuri, Sr., President and Chief Executive Officer of Adirondack and Adirondack Bank, John F. Buffa, Executive Vice President and Chief Lending Officer of Adirondack and Adirondack Bank, and J. Daniel Mohr, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Adirondack and Adirondack Bank. The settlement and non-competition agreements will cancel Messrs. Arcuri, Buffa and Mohr’s employment agreements with Adirondack Bank as of the effective time in exchange for a cash payment payable generally three (3) business days prior to the effective time, and non-competition and non-solicitation restrictions in favor of Arrow;

•	Interests in a supplemental executive retirement plan with each of Messrs. Arcuri, Buffa, Clark and Mohr, which will be assumed and honored by Arrow from and after the effective time;

•	In connection with the execution of the merger agreement, Arrow entered into an employment agreement with each of Messrs. Arcuri and Buffa;

•	At the effective time, certain of Adirondack’s directors and executive officers will continue to serve as directors or officers of Arrow; and

•	The rights of Adirondack executive officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Adirondack’s board of directors was aware of these interests, including the material terms thereof, and considered them, among other matters, in making its recommendation that Adirondack’s shareholders vote to approve the Adirondack merger proposal. For more information, see “The Merger—Background of the Merger” beginning on page [●] and “The Merger—Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors” beginning on page [●]. These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger—Interests of Certain Adirondack’s Directors and Executive Officers in the Merger” beginning on page [●].

Governance of the Combined Company After the Merger (page [●])

Effective as of the effective time of the holdco merger (the “holdco merger effective time”), in accordance with the Arrow bylaws, Arrow will appoint Rocco F. Arcuri, Sr. to the Board of Directors of Arrow and Arrow Bank.

The officers of Arrow as of immediately prior to the holdco merger effective time will be the officers of the surviving corporation, provided that Arrow will appoint Rocco F. Arcuri, Sr., as Regional President and John F. Buffa, as Regional Senior Lending Officer. In connection with these roles, Arrow has entered into an employment agreement with each of Messrs. Arcuri and Buffa, each such agreement will become effective upon the completion of the mergers.

Regulatory Approvals (page [●])

Subject to the terms of the merger agreement, Arrow and Adirondack have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, waivers, notices, petitions and filings in respect of the requisite regulatory approvals (as defined in “The Merger—Regulatory Approvals”), use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, waivers, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, the holdco merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Approval, or waiver of formal application and approval requirements, by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) the Office of the Comptroller of the Currency (the “OCC”) and the New York State Department of Financial Services (“NYDFS”), is required prior to the merger. The initial submission of the regulatory applications to the OCC and the NYDFS occurred on [●], 2026. Arrow will seek a waiver from the Federal Reserve Board from application requirements associated with the merger pursuant to 12 CFR 225.12(d). If the Federal Reserve Board does not provide this waiver, Arrow will seek the requisite approval from the Federal Reserve Board to consummate the merger.

Although neither Arrow nor Adirondack knows of any reason why it cannot obtain the requisite regulatory approvals or waivers in a timely manner, Arrow and Adirondack cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals or waivers will not involve the imposition of conditions on the completion of the merger, the holdco merger or the bank merger.

Expected Timing of the Merger

Neither Arrow nor Adirondack can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Adirondack must first obtain the approval of Adirondack shareholders for the Adirondack merger proposal. Arrow and Adirondack must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Arrow and Adirondack expect the merger to be completed promptly once Arrow and Adirondack have obtained the Adirondack shareholders’ approval as noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.

Conditions to Complete the Merger (page [●])

As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	the requisite Adirondack vote having been obtained. See “The Merger Agreement—Meeting; Recommendation of Adirondack’s Boards of Directors” beginning on page [●] for additional information regarding the “requisite Adirondack vote”;

•	the shares of Arrow common stock that are issuable pursuant to merger agreement having been authorized for listing on Nasdaq, subject to official notice of issuance;

•	all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger—Regulatory Approvals” beginning on page [●] for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•	no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger and the holdco merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the dissenting shares not representing more than five percent (5%) of the outstanding shares of Adirondack common stock.

Termination of the Merger Agreement (page [●])

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Adirondack vote, in the following circumstances:

•	by mutual written consent of Arrow and Adirondack;

•	by either Arrow or Adirondack if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the holdco merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the Holdco merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•	by either Arrow or Adirondack if the merger has not been completed on or before February 25, 2027 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•	by either Arrow or Adirondack (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Adirondack, in the case of a termination by Arrow, or on the part of Arrow, in the case of a termination by Adirondack, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by Arrow, if (i) Adirondack or the Adirondack board of directors has made a recommendation change or (ii) Adirondack or the Adirondack board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Adirondack board recommendation, see “The Merger Agreement— Meeting; Recommendation of Adirondack’s Boards of Directors” beginning on page [●] for additional information regarding the “recommendation change”;

•	by Arrow or Adirondack, following the Adirondack special meeting (including any adjournments or postponements thereof), if Adirondack (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Adirondack board recommendation, and (ii) failed to obtain the requisite Adirondack vote at the Adirondack special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken; or

•	by Adirondack if, without Adirondack breaching its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Adirondack board recommendation, Adirondack or Adirondack Bank contemporaneously enters into a definitive agreement with a third party providing a superior proposal (as defined in the merger agreement).

Termination Fee (page [●])

If the merger agreement is terminated under certain circumstances, Adirondack will be required to pay a termination fee to Arrow equal to $3.6 million.

Accounting Treatment (page [●])

The merger will be accounted for as an acquisition of Adirondack by Arrow under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

The Rights of Adirondack shareholders Will Change as a Result of the Merger (page [●])

The rights of Adirondack shareholders are governed by New York law and the Adirondack certificate of incorporation and the Adirondack bylaws. In the merger, Adirondack shareholders will become Arrow shareholders, and their rights will be governed by New York law, but will also be governed by the Arrow certificate of incorporation and the Arrow bylaws. Adirondack shareholders will have different rights once they become Arrow shareholders due to differences between the Adirondack governing documents, on the one hand, and the Arrow governing documents, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of Arrow shareholders and Adirondack shareholders” beginning on page [●].

Listing of Arrow Common Stock (page [●])

The shares of Arrow common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of Arrow common stock will continue to be traded on Nasdaq.

The Adirondack Special Meeting (page [●])

The Adirondack special meeting will be held at [●] on [                    ], 2026 at [                    ], Eastern Time. If you choose not to attend the Adirondack special meeting, shareholders can call into the following number to listen to the meeting live: [                    ], conference code: [                    ].

At the Adirondack special meeting, Adirondack shareholders will be asked to vote on the following matters:

•	the Adirondack merger proposal; and

•	the Adirondack adjournment proposal.

You may vote at the Adirondack special meeting if you owned shares of Adirondack common stock at the close of business on [                    ], 2026. As of [                    ], 2026, there were [                    ] shares of Adirondack common stock outstanding.

As of the close of business on the record date, Adirondack directors and executive officers and their affiliates were entitled to vote an aggregate of [                    ] shares of Adirondack common stock at the special meeting, which represents approximately [                    ] % of the issued and outstanding shares of Adirondack common stock entitled to vote at the special meeting.

Each director and certain shareholders of Adirondack, solely in such director’s or shareholder’s capacity as a shareholder of Adirondack, have entered into a voting agreement with Arrow requiring each of them to vote all shares of Adirondack common stock owned by such director or shareholder in favor of the Adirondack merger proposal. As of the record date, these directors and shareholders held 1,016,832 shares of Adirondack common stock, which represented approximately 94.5% of the outstanding shares of Adirondack common stock entitled to vote at the Adirondack special meeting.

The Adirondack merger proposal will be approved if a majority of all of the votes entitled to be cast at the special meeting by the holders of shares of Adirondack common stock entitled to vote at the special meeting are voted in favor of such proposal. If an Adirondack shareholder present at the Adirondack special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If an Adirondack shareholder is not present at the Adirondack special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.

If a quorum is present at the Adirondack special meeting, (i) the Adirondack adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Adirondack common stock at the Adirondack special meeting are voted in favor of such proposal, (ii) if an Adirondack shareholder present at the Adirondack special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if an Adirondack shareholder is not present at the Adirondack special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Adirondack special meeting, (i) the Adirondack adjournment proposal will be approved if a majority of the shares of Adirondack common stock present at the Adirondack special meeting and entitled to vote on the Adirondack adjournment proposal are voted in favor of such proposal, (ii) if an Adirondack shareholder present at the Adirondack special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if an Adirondack shareholder is not present at the Adirondack special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.

Dissenters’ Rights in the Merger (page [●])

Arrow shareholders are not entitled to dissenters’ rights under the NYBCL.

Adirondack shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 910 of the NYBCL. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 623 and 910 of the NYBCL. A description of these procedures is included in the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger.” A copy of the sections of the NYBCL pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus. For more information, see “The Merger—Dissenters’ Rights in the Merger” beginning on page [●].

Lock-Up Agreements with Adirondack Shareholders

Simultaneously with the execution of the merger agreement, Arrow entered into a lock-up agreement with certain shareholders of Adirondack. Pursuant to the lock-up agreement, such shareholder has agreed, among other things, to (i) not sell or dispose of any shares of Arrow common stock received by or to be received by the shareholder pursuant to the merger agreement for 180 days following the effective time; and (ii) collectively with all other shareholders subject to a lock-up agreement, not sell or dispose of more than 10,000 shares of Arrow common stock received by or to be received by the shareholder pursuant to the merger agreement on any single trading day between 181 days and 365 days following the effective time. See “The Merger—Lock-Up Agreements with Adirondack Shareholders” beginning on page [●].

Risk Factors (page [●])

In evaluating the merger agreement and the merger, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), Section 27A of the Securities Act, and Section 21E of the Exchange Act notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in Arrow’s future filings with the SEC, in press releases and in oral and written statements made by Arrow or Adirondack or with their respective approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to Arrow’s and Adirondack’s beliefs, goals, intentions and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about Arrow’s and Adirondack’s businesses, beliefs of Arrow’s and Adirondack’s management and assumptions made by Arrow and Adirondack’s management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) that are difficult to predict, change over time, and many of which are beyond the control of Arrow and Adirondack. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement among Arrow, Adirondack and Merger Sub;

•	the outcome of any legal proceedings that may be instituted against Arrow or Adirondack;

•	the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);

•	the ability of Arrow and Adirondack to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;

•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Arrow common stock;

•	the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two (2) organizations or as a result of the strength of the economy and competitive factors in the areas where Arrow and Adirondack do business;

•	certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Adirondack’s operations and those of Arrow;

•	such integration may be more difficult, time consuming or costly than expected;

•	revenues following the proposed transaction may be lower than expected;

•	Arrow’s and Adirondack’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

•	the dilution caused by Arrow’s issuance of additional shares of its capital stock in connection with the proposed transaction;

•	effects of the announcement, pendency or completion of the proposed transaction on the ability of Arrow and Adirondack to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and

•	risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Arrow and Adirondack.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which Arrow, Adirondack or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

For any forward-looking statements made in this proxy statement/prospectus or in any documents included with or incorporated by reference into this proxy statement/prospectus, Arrow and Adirondack claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the dates of the documents incorporated by reference in this proxy statement/prospectus and are not guarantees of future results, performance or outcomes. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Arrow nor Adirondack undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Arrow has filed with the SEC as described under “Where You Can Find More Information” beginning on page [●].

Arrow and Adirondack expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●], Adirondack shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Adirondack merger proposal.

Risks Relating to the Consummation of the Merger and Arrow Following the Merger

Because the market price of Arrow common stock may fluctuate, Adirondack shareholders cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of Adirondack common stock issued and outstanding immediately prior to the effective time, except for dissenting shares and shares of Adirondack common stock owned by Adirondack as treasury stock or owned by Adirondack or Arrow (in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), will be converted into the right to receive (i) 1.8610 shares of Arrow common stock and (ii) $18.72 in cash. The exchange ratio will not be adjusted for changes in the market price of Arrow common stock. Changes in the price of Arrow common stock between now and the time of the merger will affect the value that Adirondack shareholders will receive in the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, such as inflation, trade policies and tariffs, volatility in the capital markets, volatility in real estate markets, interest and currency rate fluctuations, labor availability, supply chain disruptions, war, global pandemics and public health crises and the responses thereto, weather catastrophes and geopolitical instability, including shutdowns and threats of shutdowns of the U.S. federal government, political instability and political violence, changes in Arrow’s and Adirondack’s businesses, operations and prospects, regulatory considerations and tax laws, many of which are beyond Arrow’s and Adirondack’s control.

Therefore, at the time of the Adirondack special meeting, Adirondack shareholders will not know the market value of the merger consideration that Adirondack shareholders will receive at the effective time. You should obtain current market quotations for shares of Arrow common stock (Nasdaq: AROW).

The market price of Arrow common stock after the merger may be affected by factors different from those currently affecting the shares of Arrow common stock or Adirondack common stock.

In the merger, Adirondack shareholders will become Arrow shareholders. Arrow’s business differs from that of Adirondack and certain adjustments may be made to Arrow’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of Arrow common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Arrow and Adirondack. For a discussion of the businesses, and certain factors to consider in connection with those businesses, for Arrow see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page [●] and for Adirondack see “Risk Factors — Risks Related to Adirondack’s Business.”

There has been no public market for Adirondack common stock and the lack of a public market may make it more difficult to determine the fair value of Adirondack common stock than if there were such a public market.

The outstanding shares of Adirondack common stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair value of Adirondack than if the outstanding shares of Adirondack common stock were traded publicly. The merger consideration to be paid to Adirondack shareholders in the merger was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of Adirondack common stock may have traded on a public market.

Arrow and Adirondack are expected to incur substantial costs related to the merger and integration.

Arrow and Adirondack have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Arrow or Adirondack regardless of whether the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page [●].

Following the closing, Arrow is expected to incur substantial costs related to the integration of Arrow’s and Adirondack’s businesses, including facilities and systems consolidation costs and employment-related costs.  Arrow and Adirondack may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Arrow and Adirondack have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $29.8 million.

Combining Arrow and Adirondack may be more difficult, costly or time-consuming than expected, and Arrow and Adirondack may fail to realize the anticipated benefits of the merger.

This is a merger transaction combining two (2) financial institutions of relatively similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Arrow and Adirondack. To realize the anticipated benefits and cost savings from the merger, Arrow and Adirondack must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Arrow and Adirondack are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.

Arrow and Adirondack have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two (2) companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Arrow and Adirondack during this transition period and for an undetermined period after completion of the merger on the combined company.

The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size of the business of the combined company will increase beyond the current size of either Arrow’s or Adirondack’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.

The combined company may be unable to retain Arrow and/or Adirondack personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Arrow and Adirondack. It is possible that these employees may decide not to remain with Arrow or Adirondack, as applicable, while the merger is pending or with the combined company after the merger is consummated. If Arrow and Adirondack are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Arrow and Adirondack could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. Arrow and Adirondack also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger—Governance of the Combined Company After the Merger” beginning on page [●].

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger, holdco merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals” beginning on page [●]. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing or any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.

Even if the approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Despite the parties’ commitments to using their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, Arrow is not required, under the terms of the merger agreement, to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the surviving entity and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Adirondack identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of Adirondack as of the date of the completion of the merger. The unaudited pro forma combined financial information reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the recent developments and events in the financial services industry and related market volatility. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma condensed combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document and no assurances can be given that if the prospective financial information had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

Certain of Adirondack’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Adirondack shareholders.

Adirondack shareholders should be aware that some of Adirondack’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Adirondack shareholders. These interests may create potential conflicts of interest. The Adirondack board of directors was aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that the Adirondack shareholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger—Interests of Certain Adirondack Directors and Executive Officers in the Merger” beginning on page [●].

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by Adirondack shareholders of the Adirondack merger proposal; (ii) authorization for listing on Nasdaq of the shares of Arrow common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals, including the approval of the Federal Reserve Board, the OCC and the NYDFS; (iv) effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the merger and the holdco merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder approvals, or Arrow or Adirondack may elect to terminate the merger agreement in certain other circumstances.

Failure to complete the merger could negatively impact Arrow or Adirondack.

If the merger is not completed for any reason, including as a result of Adirondack shareholders failing to approve the Adirondack merger proposal, there may be various adverse consequences and Arrow and/or Adirondack may experience negative reactions from the financial markets and from their respective customers and employees. For example, Arrow’s or Adirondack’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Arrow common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Arrow and/or Adirondack also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Arrow or Adirondack to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, Adirondack may be required to pay a termination fee of $3.6 million to Arrow.

Additionally, each of Arrow and Adirondack has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Arrow and Adirondack would have to pay these expenses without realizing the expected benefits of the merger.

Arrow and Adirondack will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Arrow and Adirondack. These uncertainties may impair Arrow’s or Adirondack’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Arrow or Adirondack to seek to change existing business relationships with Arrow or Adirondack. In addition, subject to certain exceptions, Arrow and Adirondack have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Arrow and/or Adirondack from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page [●] for a description of the restrictive covenants applicable to Arrow and Adirondack.

The announcement of the proposed merger could disrupt Arrow’s and Adirondack’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.

Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on Arrow’s and Adirondack’s businesses include the following:

•	their employees may experience uncertainty about their future roles, which might adversely affect Arrow’s and Adirondack’s ability to retain and hire key personnel and other employees;

•	customers, suppliers, business partners and other parties with which Arrow and Adirondack maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with Arrow and Adirondack or fail to extend an existing relationship with Arrow and Adirondack; and

•	Arrow and Adirondack have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

Interest rate volatility may adversely impact the fair value adjustments of investments and loans acquired in the merger.

Upon the closing of the merger, the surviving corporation will need to adjust the fair value of Adirondack’s investment and loan portfolios. Volatility in the interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the combined company’s capital ratios, which may result in the combined company taking steps to strengthen its capital position.

The merger agreement limits Adirondack’s abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Adirondack.

The merger agreement contains “no shop” covenants that restrict Adirondack’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by Adirondack’s respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $3.6 million termination fee payable by Adirondack to Arrow under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Adirondack from considering or proposing that acquisition. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” and “The Merger Agreement—Meeting; Recommendation of Adirondack’s Boards of Directors” beginning on pages [●].

The shares of Arrow common stock to be received by Adirondack shareholders as a result of the merger will have different rights from the shares of Adirondack common stock.

In the merger, Adirondack shareholders will become Arrow shareholders and their rights as shareholders will be governed by New York law and the governing documents of the combined company following the merger. The rights associated with Arrow common stock are different from the rights associated with Adirondack common stock. See “Comparison of the Rights of Arrow shareholders and Adirondack shareholders” beginning on page [●] for a discussion of the different rights associated with Arrow common stock.

Adirondack shareholders will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.

Adirondack shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Adirondack. When the merger is completed, each Adirondack shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of Adirondack individually prior to the consummation of the merger. Based on the number of shares of Arrow common stock and Adirondack common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Arrow common stock expected to be issued in the merger, the former Adirondack shareholders, as a group, are estimated to own approximately [   ]% of the fully diluted shares of the combined company immediately after the merger and current Arrow shareholders as a group are estimated to own approximately [   ]% of the fully diluted shares of the combined company immediately after the merger. Because of this, Adirondack shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Adirondack.

Certain Adirondack common shareholders have executed a voting agreement that requires each such shareholder to vote in favor of the Adirondack merger proposal.

Each director and certain shareholders of Adirondack, solely in such director’s or shareholder’s capacity as a shareholder of Adirondack, have entered into a voting agreement with Arrow. Pursuant to the voting agreement, among other things, each such director and shareholder has agreed to vote his or her shares of Adirondack common stock in favor of the Adirondack merger proposal, and against any action or agreement that would prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement and against any alternative acquisition proposal. As of the record date for the Adirondack special meeting, these directors and shareholders collectively and beneficially owned approximately 94.5% of the outstanding shares of Adirondack common stock.

Adirondack common shareholders have dissenters’ rights in the merger.

Adirondack shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 910 of the NYBCL. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 623 and 910 of the NYBCL. A description of these procedures is included in the section entitled “The Merger—Dissenters’ Rights in the Merger.” Neither Arrow nor Adirondack can predict the number of Adirondack common shareholders who will seek payment of fair cash value of their shares. The completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived, including the dissenting shares not representing more than five percent (5%) of the outstanding shares of Adirondack common stock. A copy of the sections of the NYBCL pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus. For more information, see “The Merger—Dissenters’ Rights in the Merger” beginning on page [●].

Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Arrow and Adirondack.

Shareholders of Arrow and/or of Adirondack may file lawsuits against Arrow, Adirondack and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Arrow or Adirondack from completing the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Arrow and/or Adirondack, including any cost associated with the indemnification of directors and officers of each company. Arrow and Adirondack may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Arrow and Adirondack and could prevent or delay the completion of the merger.

The opinion received by the Adirondack board of directors from KBW prior to the signing of the merger agreement does not reflect any changes in circumstances that may have occurred since the date of such opinion.

The opinion of KBW regarding the fairness, from a financial point of view, of the merger consideration was rendered to the Adirondack board of directors on, and was dated, February 25, 2026. Changes in the operations and prospects of Adirondack, general market and economic conditions and other factors which may be beyond the control of Adirondack may have altered the value of Adirondack and/or the value of the merger consideration pursuant to the merger agreement. KBW’s opinion dated February 25, 2026 does not speak as of any date other than the date of such opinion.

Risks Relating to Arrow’s Business

You should read and consider risk factors specific to Arrow’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Arrow’s Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Adirondack’s Business

Commercial real estate loans may increase Adirondack’s exposure to credit risk.

A portion of Adirondack’s loan portfolio is secured by commercial real estate. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property’s value at completion of construction, and the estimated cost of construction. Such loans are generally more risky than loans secured by residential real estate or consumer loans because those loans are typically not secured by commercial real estate collateral. An adverse development with respect to one lending relationship could expose Adirondack to a significantly greater risk of loss compared with a single-family residential mortgage loan because Adirondack typically has more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. If Adirondack’s primary market areas experience an economic slowdown, these loans represent higher risk and could result in a sharp increase in loans charged off and could require Adirondack to significantly increase its allowance for credit losses, which could have a material adverse impact on its business, financial condition, results of operations, and cash flows.

Repayment of commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

Adirondack has commercial business loans as part of its loan portfolio. Adirondack’s commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower’s cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

Adirondack’s decisions regarding allowance for credit losses and credit risk may materially and adversely affect its business.

Making loans and other extensions of credit is an essential element of Adirondack’s business. Although Adirondack seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, Adirondack’s loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

Adirondack attempts to maintain an appropriate allowance for credit losses to provide for probable losses in its loan portfolio. Adirondack periodically determines the amount of the allowance based on consideration of several factors, including but not limited to:

•	an ongoing review of the quality, mix, and size of Adirondack’s overall loan portfolio;

•	Adirondack’s historical loan loss experience;

•	evaluation of economic conditions;

•	regular reviews of loan delinquencies and loan portfolio quality;

•	ongoing review of financial information provided by borrowers; and

•	the amount and quality of collateral, including guarantees, securing the loans.

The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires Adirondack to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Adirondack’s control, may require an increase in the allowance for credit losses. In addition, regulatory agencies periodically review Adirondack’s allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for credit losses, Adirondack will need additional provisions to increase the allowance for credit losses. Any increases in the allowance for credit losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Adirondack’s financial condition and results of operations.

Adirondack may have higher credit losses than it has allowed for in its allowance for credit losses.

Adirondack’s actual credit losses could exceed its allowance for credit losses and therefore its allowance for credit losses may not be adequate. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond Adirondack’s control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting borrower credit.

Changes in economic conditions, in particular an economic slowdown in the Central and Northern New York regions, could materially and negatively affect Adirondack’s business.

Adirondack’s business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond Adirondack’s control. Any deterioration in economic conditions, whether caused by national or local concerns, and in particular in the Central and Northern New York regions, could result in the following consequences, any of which could hurt Adirondack’s business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for Adirondack’s products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by Adirondack, especially real estate, may decline in value, reducing customers’ borrowing power and reducing the value of assets and collateral associated with Adirondack’s existing loans.

An economic downturn or prolonged recession would likely result in further deterioration of the quality of Adirondack’s loan portfolio and reduce Adirondack’s level of deposits, which in turn would hurt its business. If Adirondack experiences an economic downturn or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Unlike many larger institutions, Adirondack is not able to spread the risks of unfavorable local economic conditions across a large number of diversified local economies. An economic downturn could, therefore, result in losses that materially and adversely affect Adirondack’s business.

The small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

Adirondack targets its commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which Adirondack operates, its results of operations and financial condition, as well as the value of its securities, may be adversely affected.

Higher FDIC deposit insurance premiums and assessments could adversely impact Adirondack’s financial condition.

Adirondack’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, Adirondack is required to pay quarterly deposit insurance premium assessments to the FDIC. Although Adirondack cannot predict what the insurance assessment rates will be, either a deterioration in its risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on its business, financial condition, results of operations, and cash flows.

Changes in prevailing interest rates may reduce Adirondack’s profitability.

Adirondack’s results of operations depend in large part upon the level of its net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of Adirondack’s assets and liabilities, a significant change in interest rates could have a material adverse effect on its profitability. Many factors cause changes in interest rates, including governmental monetary and tariff policies and domestic and international economic and political conditions. While Adirondack intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective, and its financial condition and results of operations could suffer.

Adirondack may not be able to adequately anticipate and respond to changes in market interest rates.

Adirondack may be unable to anticipate changes in market interest rates, which are affected by many factors beyond its control including, but not limited to, inflation, recession, unemployment, money supply, monetary policy, and other changes that affect financial markets, both domestic and foreign. Adirondack’s net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, customer loan and deposit preferences, and the timing of changes in these variables. In the event interest rates increase, Adirondack’s interest costs on liabilities may increase more rapidly than its income on interest earning assets, resulting in a deterioration of its net interest margin. As such, fluctuations in interest rates could have a material adverse effect on Adirondack’s financial condition and results of operations.

Liquidity needs could adversely affect Adirondack’s financial condition and results of operation.

The primary sources of funds of Adirondack are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, which could be exacerbated by potential climate change, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Adirondack may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While Adirondack believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Adirondack continues to grow and experience increasing loan demand. Adirondack may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Technological advances impact Adirondack’s business; its information systems may experience an interruption or breach in security and adversely impact Adirondack’s reputation and results of operations.

To conduct Adirondack’s business, it relies heavily on new technology-driven products and services, communications and information systems. Adirondack’s future success will depend, in part, on its ability to address the needs of Adirondack’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Any failure, interruption or breach of the security of Adirondack’s information systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems. While Adirondack has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of Adirondack’s information systems, there can be no assurance that Adirondack can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. During the normal course of Adirondack’s business, it has experienced and it expects to continue to experience attempts to breach its systems, none of which has been material to Adirondack to date, and it may be unable to protect sensitive data (including confidential customer information) and the integrity of its systems. Such threats may rise from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. The occurrence of any failures, interruptions or security breaches of Adirondack’s information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, increased security protection and remediation costs, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations as well as the value of its securities. Adirondack carries insurance to partially offset the risk of loss; however, there can be no assurance that policy limits or policy exclusions would adequately protect Adirondack from a related loss.

Adirondack’s controls and procedures may fail or be circumvented.

Adirondack regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Adirondack’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on its business, results of operations and financial condition.

Negative public opinion surrounding Adirondack and the financial institutions industry generally could damage its reputation and adversely impact its earnings.

Reputation risk, or the risk to Adirondack’s business, earnings and capital from negative public opinion surrounding Adirondack and the financial institutions industry generally, is inherent in its business. Negative public opinion can result from Adirondack’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and mergers and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion regarding the banking and financial services industries generally also can negatively affect Adirondack. Negative public opinion can adversely affect Adirondack’s ability to keep and attract clients and employees and can expose it to litigation and regulatory action. Although Adirondack takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of its business.

Adirondack is subject to extensive government regulation and supervision that could interfere with its ability to conduct its business and may negatively impact its financial results, restrict its activities, have an adverse impact on its operations, and impose financial requirements or limitations on the conduct of its business.

Adirondack, primarily through Adirondack Bank, is subject to extensive state law, regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, the Federal Deposit Insurance Fund and the safety and soundness of the banking system as a whole, not stockholders. These regulations affect Adirondack’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Adirondack in substantial and unpredictable ways. Such changes could subject Adirondack to additional costs, limit the types of financial services and products it may offer, and/or limit the pricing it may charge on certain banking services, among other things. Adirondack will have to apply resources to ensure that it is in compliance with any changes to statutes, regulations or regulatory policies, including changes in interpretations or implementation, which may increase its costs of operations and adversely impact its earnings.

Adirondack faces a risk of noncompliance and enforcement action with the Bank Secrecy Act, other anti-money laundering statutes and regulations, and sanctions-related regulations.

The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, which we refer to as the Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Over the past several years, federal bank regulators have increased their focus on compliance with Bank Secrecy Act and anti-money laundering regulations. There is also increased scrutiny of compliance with the sanctions-related regulations enforced by the Office of Foreign Assets Control, which we refer to as OFAC. If Adirondack’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, it would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans, which would negatively impact its business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing and to prevent violations of sanctions-related regulations could also have serious reputational consequences for Adirondack.

Regulations relating to privacy, information security and data protection could increase Adirondack’s costs, affect or limit how it collects and uses personal information and adversely affect its business opportunities.

Adirondack is subject to various privacy, information security and data protection laws, regulations, and guidance including requirements concerning security breach notification, and it could be negatively impacted by these laws, regulations, and guidance. For example, Adirondack’s business is subject to the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, which, among other things: (i) imposes certain limitations on its ability to share nonpublic personal information about its customers with nonaffiliated third parties; (ii) requires that it provide certain disclosures to customers about its information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by Adirondack with nonaffiliated third parties (with certain exceptions); and (iii) requires it develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on its size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on Adirondack’s current and planned privacy, data protection and information security-related practices, Adirondack’s collection, use, sharing, retention and safeguarding of consumer or employee information, and some of its current or planned business activities. This could also increase Adirondack’s costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection and information security laws, regulations, and guidance (including those regarding security breach notification) affecting customer or employee data to which Adirondack is subject could result in higher compliance and technology costs and could restrict its ability to provide certain products and services, which could have a material adverse effect on its business, financial conditions or results of operations. Adirondack’s failure to comply with privacy, data protection and information security laws, regulations, and guidance could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to its reputation, which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.

Adirondack’s use of third party vendors and their other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

Adirondack regularly uses third party vendors as part of its business. Adirondack also has substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by Adirondack’s federal regulators. Regulatory guidance requires all banking organizations to enhance due diligence, ongoing monitoring and control over organizations’ third party vendors and other ongoing third party business relationships. Adirondack expects that its regulators will hold it responsible for any deficiencies in its oversight and control of its third party relationships and in the performance of the parties with which it has these relationships. As a result, if Adirondack’s regulators conclude that it has not exercised adequate oversight and control over its third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, Adirondack could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on its business, results of operations, financial condition, and the value of its securities.

Adirondack is limited in the amount it can lend to one borrower.

Adirondack is limited in the amount that it can lend to a single borrower to 15% of Adirondack Bank’s capital and surplus, with an additional 10% available for certain loans meeting heightened collateral requirements. However, Adirondack generally imposes an internal limit that is more conservative than the legal maximum. Adirondack’s lending limit is significantly less than the limit for many of its competitors and may affect its ability to seek relationships with larger businesses in its market area. From time to time, Adirondack attempts to accommodate larger loans by selling participations in those loans to other financial institutions. However, Adirondack cannot ensure that it will be able to attract or maintain customers seeking larger loans or that it will be able to sell participations in such loans on terms it considers favorable. Adirondack’s inability to attract and maintain these customers or its inability to sell loan participations on favorable terms could adversely impact its business, financial condition, results of operation, and the value of its securities.

The Federal Reserve Board may require Adirondack to commit capital resources to support Adirondack Bank.

The Federal Reserve Board requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the Dodd-Frank Act, directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of financial strength for the institution. Under these requirements, in the future, Adirondack could be required to provide financial assistance to Adirondack Bank if it experiences financial distress.

A capital infusion may be required at times when Adirondack does not have the resources to provide it, and therefore Adirondack may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.

THE ADIRONDACK SPECIAL MEETING

This section contains information for Adirondack shareholders about the special meeting that Adirondack has called to allow Adirondack shareholders to consider and vote on the Adirondack merger proposal and the Adirondack adjournment proposal. This proxy statement/prospectus is accompanied by a notice of the Adirondack special meeting and a form of proxy card that the Adirondack board of directors is soliciting for use by Adirondack shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Adirondack special meeting will be held at [            ] on [                    ], 2026 at [                    ], Eastern Time. If you choose not to attend the Adirondack special meeting in person, shareholders can call into the following number to listen to the meeting live: [                    ], conference code: [                    ].

Matters to Be Considered

At the Adirondack special meeting, Adirondack shareholders will be asked to consider and vote upon the following proposals:

•	the Adirondack merger proposal; and

•	the Adirondack adjournment proposal.

Recommendation of Adirondack’s Board of Directors

The Adirondack board of directors recommends that you vote “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal. See “The Merger—Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors” beginning on page [•] for a more detailed discussion of the Adirondack board of directors’ recommendation.

Record Date and Quorum

The Adirondack board of directors has fixed the close of business on [                    ], 2026 as the record date for the determination of Adirondack shareholders entitled to notice of and to vote at the Adirondack special meeting. As of the Adirondack record date, there were [                    ] shares of Adirondack common stock outstanding.

Holders of a majority of the outstanding shares of Adirondack common stock entitled to vote at the Adirondack special meeting must be present, either in attendance or by proxy, to constitute a quorum at the Adirondack special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Adirondack special meeting in person, your shares of Adirondack common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

At the Adirondack special meeting, each share of Adirondack common stock is entitled to one (1) vote on all matters properly submitted to Adirondack shareholders.

As of the close of business on the record date, Adirondack directors and executive officers and their affiliates were entitled to vote an aggregate of [                    ] shares of Adirondack common stock at the special meeting, which represents approximately [                    ]% of the issued and outstanding shares of Adirondack common stock entitled to vote at the special meeting.

Each director and certain shareholders of Adirondack, solely in such director’s capacity as a shareholder of Adirondack, has entered into a voting agreement with Arrow requiring each of them to vote all shares of Adirondack common stock owned by such director or shareholder in favor of the Adirondack merger proposal. As of the record date, these directors and shareholders held 1,016,832 shares of Adirondack common stock, which represented approximately 94.5% of the outstanding shares of Adirondack common stock.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Adirondack special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Adirondack special meeting. If your bank, broker, trustee or other nominee holds your shares of Adirondack common stock in “street name,” such entity will vote your shares of Adirondack common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.

Vote Required; Treatment of Abstentions and Failure to Vote

Adirondack merger proposal:

Vote required: Approval of the Adirondack merger proposal requires the affirmative vote of a majority of all of the votes entitled to be cast at the special meeting by the holders of shares of Adirondack common stock entitled to vote at the special meeting. Approval of the Adirondack merger proposal is a condition to the completion of the merger.

Effect of abstentions and failure to vote: If you are present at the Adirondack special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the Adirondack merger proposal. If you are not present at the Adirondack special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” the merger proposal.

Adirondack adjournment proposal:

Vote required: If a quorum is present at the Adirondack special meeting, approval of the Adirondack adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of Adirondack common stock at the Adirondack special meeting. In the absence of a quorum at the Adirondack special meeting, approval of the Adirondack adjournment proposal requires the affirmative vote of a majority of the shares of Adirondack common stock present at the Adirondack special meeting and entitled to vote on the Adirondack adjournment proposal.

Effect of abstentions and failure to vote: If a quorum is present at the Adirondack special meeting, if you are present at the Adirondack special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Adirondack special meeting, if you are present at the Adirondack special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Adirondack special meeting, if you are not present at the Adirondack special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

Voting in Person at the Adirondack Special Meeting

Adirondack common shares held directly in your name as the shareholder of record may be voted in person at the Adirondack special meeting. If you choose to vote your Adirondack common shares in person, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the Adirondack special meeting, we recommend that you vote your Adirondack common shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote at the meeting. See “—Shares Held in Street Name” below for further information.

Proxies

A holder of Adirondack common stock may vote by proxy or at the Adirondack special meeting. If you hold your shares of Adirondack common stock in your name as a record holder, to submit a proxy, you, as a holder of Adirondack common stock, may complete and return the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Adirondack requests that Adirondack shareholders vote by completing and signing the accompanying proxy card and returning it to Adirondack as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Adirondack common stock represented by it will be voted at the Adirondack special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal.

If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card whether or not you plan to attend the Adirondack special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting because you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of Adirondack common stock on behalf of their customers may not give a proxy to Adirondack to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Adirondack special meeting, including the Adirondack merger proposal and the Adirondack adjournment proposal.

Revocability of Proxies

If you directly hold shares of Adirondack common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the Adirondack special meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Adirondack;

•	signing and returning a proxy card with a later date prior to the Adirondack special meeting; or

•	attending the Adirondack special meeting and voting at the Adirondack special meeting.

If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.

Attendance at the Adirondack special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Adirondack after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to Adirondack Bancorp, Inc., 185 Genesee Street, Utica, New York 13501, Attention: Alanna S. Magdon, Corporate Secretary. If the Adirondack special meeting is postponed or adjourned, it will not affect the ability of Adirondack shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this proxy statement/prospectus is being delivered to Adirondack shareholders residing at the same address, unless such Adirondack shareholders have notified Adirondack of their desire to receive multiple copies of the proxy statement/prospectus.

Adirondack will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any Adirondack shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Adirondack Bancorp, Inc., 185 Genesee Street, Utica, New York 13501, Attention: J. Daniel Mohr, Executive Vice President, Chief Financial Officer and Chief Operating Officer.

Solicitation of Proxies

Arrow and Adirondack will share equally the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Adirondack. No additional compensation will be paid to Adirondack’s directors, officers or employees for solicitation.

You should not send in any Adirondack stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Adirondack shareholders as soon as practicable after completion of the merger.

Other Matters to Come Before the Adirondack Special Meeting

Adirondack management knows of no other business to be presented at the Adirondack special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Adirondack board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Adirondack’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Adirondack Bancorp, Inc., 185 Genesee Street, Utica, New York 13501, telephone at (315) 798-4039.

ADIRONDACK PROPOSALS

Proposal 1: Adirondack Merger Proposal

Pursuant to the merger agreement, Adirondack is asking Adirondack shareholders to approve the merger agreement. Adirondack shareholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Adirondack board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Adirondack and Adirondack shareholders. See “The Merger—Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors” beginning on page [●] for a more detailed discussion of the Adirondack board of directors’ recommendation.

The approval of the Adirondack merger proposal by Adirondack shareholders is a condition to the completion of the merger.

The Adirondack board of directors unanimously recommends a vote “FOR” the Adirondack merger proposal.

Proposal 2: Adirondack Adjournment Proposal

The Adirondack special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Adirondack special meeting to approve the Adirondack merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Adirondack shareholders.

If, at the Adirondack special meeting, the number of shares of Adirondack common stock present or represented and voting in favor of the Adirondack merger proposal is insufficient to approve the Adirondack merger proposal, Adirondack intends to move to adjourn the Adirondack special meeting in order to enable the Adirondack board of directors to solicit additional proxies for approval of the Adirondack merger proposal. In that event, Adirondack will ask Adirondack shareholders to vote upon the Adirondack adjournment proposal, but not the Adirondack merger proposal.

In this proposal, Adirondack is asking Adirondack shareholders to authorize the holder of any proxy solicited by the Adirondack board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the Adirondack special meeting to approve the Adirondack merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Adirondack shareholders, to vote in favor of adjourning the Adirondack special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Adirondack shareholders who have previously voted. Pursuant to the Adirondack bylaws, the Adirondack special meeting may be adjourned without new notice being given, but if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the meeting.

The approval of the Adirondack adjournment proposal by Adirondack shareholders is not a condition to the completion of the merger.

The Adirondack board of directors unanimously recommends a vote “FOR” the Adirondack adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Arrow Financial Corporation

Arrow Financial Corporation was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956.  As of December 31, 2025, Arrow had one wholly-owned banking subsidiary, Arrow Bank National Association. Through Arrow Bank, Arrow indirectly owns various non-bank subsidiaries, including an insurance agency, an inactive registered investment adviser and a REIT. Arrow’s business consists primarily of the ownership, supervision and control of Arrow Bank, including the bank’s subsidiaries.  Arrow provides various advisory and administrative services and coordinates the general policies and operation of Arrow Bank.

Arrow offers a broad range of commercial and consumer banking and financial products.  The deposit base consists of deposits derived principally from the communities served.  Arrow targets lending activities to consumers and small- and mid-sized companies in Arrow’s regional geographic area. In addition, through an indirect lending program Arrow sources consumer loans from an extensive network of automobile dealers that operate throughout New York and Vermont. Through its trust operations, Arrow Bank provides retirement planning, trust and estate administration services for individuals, and pension, profit-sharing and employee benefit plan administration for corporations.

As of December 31, 2025, Arrow had total consolidated assets of approximately $4.4 billion, total loans of approximately $3.5 billion, total deposits of approximately $3.9 billion and total consolidated shareholders’ equity of approximately $431.9 million.

Arrow’s principal executive offices are located at 250 Glen Street, Glens Falls, New York 12801, its phone number is (518) 745-1000 and its website is www.arrowfinancial.com. Additional information about Arrow and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus.

Merger Sub

Merger Sub, a direct, wholly owned subsidiary of Arrow, is a Maryland corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Adirondack, with Adirondack surviving as a direct, wholly owned subsidiary of Arrow and the separate corporate existence of Merger Sub will cease.

Merger Sub’s principal administrative office is located at c/o 250 Glen Street, Glens Falls, New York 12801 and its phone number is (518) 745-1000.

Adirondack Bancorp, Inc.

Description of Business

Adirondack Bancorp, Inc, is the bank holding company for Adirondack Bank. Adirondack Bank is a New York state-chartered financial institution headquartered in Utica, New York. On October 31, 1898, Adirondack Bank began serving the needs of Northern New York state as the Saranac Lake Co-Operative Savings and Loan Association. In 1990, the Bank was re-capitalized as a stock corporation and the change in ownership also saw a change in the Bank’s operation as a newly chartered Federal Savings Bank. Later in 1995, it was re-chartered as a National Bank and became Adirondack Bank, N.A. To better serve its customers, Adirondack converted to a state charter in December 2003. Adirondack Bank now serves Upstate New York, from the historic Mohawk Valley to the Canadian border.

As of December 31, 2025,Adirondack had total consolidated assets of approximately $941.9 million, total loans of approximately $624.0 million, total deposits of approximately $848.0 million and total consolidated shareholders’ equity of approximately $66.5 million.

Adirondack’s principal executive offices are located at 185 Genesee Street, Utica, New York 13501, its phone number is (315) 798-4039 and its website is www.adirondackbank.com.

As of December 31, 2025, Adirondack had 201 full-time employees and two part-time employees, and Adirondack Insurance Services had two full-time employees.

For more information on Adirondack’s business, including an overview and a description of Adirondack’s asset quality and deposits, see “Adirondack’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as Annex D to this proxy statement/prospectus.

Property

The following table sets forth the locations of, and certain information about, Adirondack offices.

Corporate Headquarters	185 Genesee Street, Utica, NY 13501	Leased

Branch Locations
Office	Address	Owned/Leased
Boonville	13150 State Route 12, Boonville, NY 13309	Leased
Herkimer	214 N. Washington St., Herkimer, NY 13350	Leased
Holland Patent	9576 Main St., Holland Patent, NY 13354	Owned
Ilion	296 W. Main St., Ilion, NY 13357	Building Owned/Land Lease
Lake Placid	38 Hadjis Way, Lake Placid, NY 12946	Owned
Lake Placid	2426 Main St., Lake Placid, NY 12946	Leased
Little Falls	699 E. Main St., Little Falls, NY 13365	Owned
Mohawk	29 W. Main St., Mohawk, NY 13407	Owned
New Hartford	4697 Commercial Dr., New Hartford, NY 13413	Leased
Old Forge	108 Codling St., Old Forge, NY 13420	Owned
Plattsburgh	448 Route 3, Plattsburgh, NY 12901	Owned
Rome	1709 Black River Blvd N, Rome, NY 13440	Leased
Saranac Lake	67 Main St., Saranac Lake, NY 12983	Owned
Saranac Lake	139 Church St., Saranac Lake, NY 12983	Owned
Sylvan Beach	808 Main St., Sylvan Beach, NY 13157	Leased
Syracuse	120 E. Washington St., Syracuse, NY 13202	Leased (LPO)
Utica	804 Charlotte St., Utica, NY 13501	Owned - drive thru only
Utica	185 Genesee St., Utica, NY 13501	Leased
Utica	2817 Genesee St., Utica, NY 13501	Leased
Whitesboro	136 Oriskany Blvd, Whitesboro, NY 13492	Leased

Adirondack believes that these properties are maintained in good operating condition and are suitable and adequate for its present operational needs.

Legal Proceedings

Adirondack is party to routine litigation from time to time in the ordinary course of its business relating to the collection of past due debts and other general business reasons. As of the date of this proxy statement/prospectus, Adirondack is not aware of any threatened or pending material legal proceedings against Adirondack.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adirondack’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Annex D to this proxy statement/prospectus.

Beneficial Ownership of Common Stock by Principal Shareholders, Directors and Senior Executive Officers

The following tables provide information, as of December 31, 2025, with respect to each of Adirondack’s principal shareholders, directors and senior executive officers:

Name	Number of Shares Beneficially Owned(1)	Percent of Shares Outstanding(2)
Louis E. Aiello	100	*
George Aney	12,500	1.16%
Rocco F. Arcuri, Sr.(3)	20,533	1.91%
Marilyn M. Bell	150	*
John F. Buffa	2,587	*
Dominick D. Carbone(4)	28,700	2.67%
Chad P. Carstensen	100	*
Christopher T. Clark(5)	440,472	40.93%
Robert B. Clark(6)	447,777	41.61%
Marianne Gaige	400	*
William F. Locke	500	*
Elizabeth Mitchell(7)	76,000	7.06%
J. Daniel Mohr	2,192	*
Louis B. Tehan(8)	2,000	*
Symeon Tsoupelis	100	*
Total Shares of Directors and Executive Officers as a Group (15 people)	1,034,111	96.09%

(1)	Adirondack has no stock options outstanding and no restricted shares that vest within 60 days.
(2)	The use of an asterisk (“*”) denotes a percentage ownership of less than 1%.
(3)	Includes 4,533 shares held jointly with Mr. Arcuri’s spouse.
(4)	Includes 12,500 shares held by Mr. Carbone’s spouse.
(5)	Includes 104,264 shares held by Adron Building, LLC and 288,436 shares held by The Harold T. Clark I Family Limited Partnership.
(6)	Includes 104,264 shares held by Adron Building, LLC and 288,436 shares held by The Harold T. Clark I Family Limited Partnership.
(7)	Shares held by William N Macartney Declaration of Trust by Gregory Evans, Executor.
(8)	Shares held by Tehan Family Irrevocable Trust.

Directors and Named Executive Officers

The following section provides biographical information regarding Adirondack’s President and Chief Executive Officer, Rocco F. Arcuri, Sr., who will be appointed to the boards of Arrow and Arrow Bank as of the effective date of the merger.

Rocco F. Arcuri, Sr. is the President and CEO of Adirondack Bancorp, Inc. and Adirondack Bank who was elected to the Board of Directors in 2013. Mr. Arcuri was previously the EVP overseeing commercial banking and the Bank’s senior lending officer.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation of Adirondack’s senior executive officer for the years ended December 31, 2025 and who will be appointed to the boards of Arrow and Arrow Bank as of the effective date of the merger.

Name and Principal Position	Year	Salary	Bonus	Restricted Stock Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Rocco F. Arcuri, Sr., President and Chief Executive Officer	2025 2024	447,000 433,836	243,217 122,150	930,000 —	— —	12,479 11,887	1,632,696 67,873

All Other Compensation includes the following components for 2025:

Name and Principal Position	Life Insurance & Long Term Disability Premiums Paid by Company for Benefit of Senior Executive Officers	Perquisites Received Greater than $10,000	Total Other Compensation
Rocco F. Arcuri, Sr.	7,552	*	12,479

*Total amount of perquisites are less than $10,000.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, Arrow incorporates important business and financial information into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●].

Terms of the Merger

Each of Arrow’s and Adirondack’s respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity, (ii) as soon as reasonably practicable thereafter, Adirondack, as the surviving entity of the merger, will merge with and into Arrow, with Arrow as the surviving entity, and (iii) following the consummation of the holdco merger, at such time as Arrow elects, Adirondack Bank will merge with and into Arrow Bank, with Arrow Bank as the surviving bank.

Each share of Adirondack common stock issued and outstanding immediately prior to the effective time, except for dissenting shares and shares of Adirondack common stock owned by Adirondack as treasury stock or owned by Adirondack or Arrow (in each case, other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), will be converted into the right to receive (i) 1.8610 shares of Arrow common stock and (ii) $18.72 in cash. Adirondack shareholders who would otherwise be entitled to a fraction of a share of Arrow common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Arrow closing share value.

Adirondack shareholders are being asked to approve the Adirondack merger proposal. See the section entitled “The Merger Agreement” beginning on page [●] for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of its ongoing consideration and evaluation of Adirondack’s long-term prospects and strategies, the Adirondack board of directors and management regularly reviewed and discussed long term strategies, prospects and strategic alternatives in the context of the national and local environment and regulatory and other developments, with a view towards enhancing long-term shareholder value. These reviews considered organic growth opportunities for Adirondack as part of its strategic plan, along with possible strategic partnerships with other financial institutions. In October 2025, the Adirondack board continued its discussions regarding Adirondack’s business strategies, opportunities and challenges, and began considering the possibility of seeking a larger financial institution as a strategic merger partner to further enhance shareholder value. In this regard, Rocco F. Arcuri, President and Chief Executive Officer of Adirondack and Adirondack Bank and Daniel Mohr, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Adirondack and Adirondack Bank had, from time-to-time, informal discussions with representatives of other financial institutions, including Arrow, about a strategic business combination and regularly updated the Adirondack board of directors regarding such discussions.

On October 30, 2025, the Adirondack board held a special board meeting. The Adirondack board invited representatives of Keefe, Bruyette and Woods, Inc., a Stifel Company (“KBW”), a nationally recognized investment banking firm, and Luse Gorman, PC (“Luse Gorman”), a nationally recognized financial institutions law firm, both of whom have significant experience in financial institution mergers and acquisitions. At the meeting, the representatives of KBW reviewed information regarding Adirondack’s business, market and financial performance, both historically and compared to peer institutions, and discussed illustrative valuations for Adirondack. The KBW representatives also reviewed six potential strategic partners for Adirondack (collectively, the "Group One Institutions") based on a variety of factors, including their size and scale, geographic location, strength of currency, market capitalization, ability to pay, strategic fit and potential level of interest in pursuing a strategic transaction with Adirondack. A seventh institution was also discussed during the meeting. The Adirondack board of directors then discussed the merits of different opportunities available to Adirondack, including continued organic growth or combining with a larger financial institution.

The representatives of Luse Gorman summarized its presentation materials, a copy of which had been previously provided to the board of directors. The presentation summarized for the board its fiduciary duties generally and in the context of a merger transaction.

Following further discussion amongst the board, KBW and Luse Gorman, the board of directors approved the engagement of KBW and Luse Gorman to serve as Adirondack’s financial advisor and legal counsel, respectively. Further, the Adirondack board directed KBW to contact the Group One Institutions and the seventh institution to solicit their interest in pursuing a merger transaction with Adirondack.

During November 2025, management of Adirondack, with the assistance of representatives of KBW, compiled certain preliminary due diligence material about the business and operations of Adirondack to be made available to potential merger partners via a virtual data room, for the purpose of preparing a non-binding indications of interest letters for an acquisition by merger with Adirondack. KBW approached each of the Group One Institutions and the seventh institution regarding a merger transaction with Adirondack. Four of the six Group One Institutions agreed to participate in the process and entered into mutual confidentiality agreements with Adirondack. The other two Group One Institutions and the seventh institution declined to participate in the process. The four participating Group One Institutions were given access to a virtual data room populated with preliminary due diligence material regarding Adirondack. During November 2025, certain members of the management team of Adirondack met with the management teams of two of the Group One Institutions at their request to discuss each party’s strategic plans and the potential benefits and strategic rationale for a business combination. After these meetings, both parties elected to not continue to participate in the process. The two remaining parties were given until early December 2025 to submit a non-binding indication of interest letter.

As a result of this process, on December 2, 2026, the two parties submitted preliminary, non-binding indications of interest letters for an acquisition by merger of Adirondack, including Arrow (the other party that submitted a non-binding indication of interest is referred to as “Party A”). Each indication of interest letter contemplated a merger of Adirondack into the potential acquiror, to be immediately followed by a merger of Adirondack Bank into the potential acquiror’s wholly owned banking subsidiary. The material terms were as follows:

•	Arrow proposed a fixed exchange ratio of 2.2183 shares of Arrow common stock for each share of Adirondack common stock, which implied a deal price of $66.93 per share of Adirondack common stock or an aggregate value of $73.6 million to the Adirondack shareholders, based upon Arrow’s closing stock price of $30.17 on December 1, 2025. Arrow indicated that it would consider increasing its proposed deal price depending on additional due diligence regarding certain merger-related costs and anticipated cost savings of the combined institution. Arrow also proposed to create an advisory board comprised of members of Adirondack’s senior management and board. However, Arrow did not offer board representation to any current member of the Adirondack board. In connection with the indication of interest letter, Arrow requested an exclusivity period of 60 days to discuss and finalize a transaction. Arrow verbally indicated to Adirondack and its representatives that it could change the composition of the consideration to 80% Arrow common stock and 20% cash.

•	Party A proposed a deal price of $69.61 per share of Adirondack common stock or an aggregate value of $75.0 million to the Adirondack shareholders. The total consideration would be 80% Party A common stock and 20% cash, subject to a fixed exchange ratio to be determined closer to transaction signing. Party A did not offer board representation to any current member of the Adirondack board of directors.

On December 5, 2025, the Adirondack board of directors held a special meeting to engage in a comprehensive assessment of the two non-binding indication of interest letters. Representatives from KBW and Luse Gorman attended the meeting. The KBW representatives discussed the key features of the two proposals, including the proposed deal price and the structure of the merger consideration, along with a summary of each party’s business, financial position, stock price and market value based on publicly available data. The KBW representatives then reviewed pro forma financial information reflecting a transaction between Adirondack and each of Arrow and Party A, and compared the implied metrics of each potential transaction, highlighting various pricing metrics and the capital levels of the resulting institution. Representatives from Luse Gorman discussed with the Adirondack board of directors their fiduciary duties under New York law in connection with a proposed business combination transaction and the process the board of directors had conducted to date. During these discussions, the Adirondack board considered other potential strategic partners, the likelihood of any such partners having interest in proceeding with such a transaction, as well as what the Adirondack board of directors believed to be significant risks from a confidentiality, competitive, and employee retention perspective of approaching other strategic partners. The Adirondack board determined that these risks outweighed the limited, if any, expected benefit from attempting to solicit interest in a business combination transaction from other parties because of the Adirondack board’s view, following consultation with KBW, that Arrow and Party A were the only potential strategic parties known to the board that, based on their respective market and industry positions, were likely to be potentially interested, financially capable of submitting a competitive offer, and potentially capable of executing a transaction in the near term. Following the meeting, the board instructed KBW to continue discussions with Arrow and Party A and to set up meetings with representatives of both parties to discuss their indication of interest letters and related transaction expense assumptions.

On December 8 and December 9, 2025, management of Adirondack, KBW and Luse Gorman met via video-conference with representatives of Arrow and Party A to discuss the terms of their respective indication of interest letters and updated views on their valuations based on further clarity on Adirondack’s estimated transaction expenses.

On December 9, 2025, Arrow submitted to KBW an amendment to its indication of interest letter. The amendment provided for a fixed exchange ratio of 1.8610 shares of Arrow common stock and $18.72 in cash for each share of Adirondack common stock (which represented 75% Arrow common stock and 25% cash), which implied a deal price of $74.86 per share of Adirondack common stock, or an aggregate value of $80.7 million to the Adirondack shareholders, based upon Arrow’s closing stock price of $30.17 on December 1, 2025.

On December 16, 2025, Adirondack completed the upload to the virtual data room of additional due diligence material about the business and operations of Adirondack for the two parties use in carrying out their due diligence investigations.

On December 17, 2025, during an executive session following a regularly scheduled meeting of the Adirondack board, the Adirondack board and executive management team further discussed the proposed indication of interest letters from Arrow and Party A, including Arrow’s amendment to its indication of interest increasing the proposed deal price and the change to the composition of the merger consideration. There was no change to the indication of interest letter from Party A. Following the meeting, the Adirondack board directed management and KBW to continue discussions with Arrow and Party A without any exclusivity requirements.

On December 19, Messrs. Arcuri, Mohr and John Buffa, Adirondack’s Chief Lending and Credit Officer, met with members of Arrow’s executive management team for due diligence discussions. Members of Arrow’s executive management included David DeMarco, President and Chief Executive Officer, and Penko Ivanov, Senior Executive Vice President and Chief Financial Officer. Representatives of KBW and Arrow’s financial advisor, the Hovde Group, also attended the meeting.

Over the course of the following weeks, Arrow and Party A continued their respective due diligence investigations of Adirondack’s business, including its financial condition, loan book and information technology and risk management applications and systems. Adirondack made available to each party in the virtual data room certain additional due diligence materials requested by them. Also, during this time, executive management of Adirondack corresponded via e-mail and met via video-conference with senior management of Arrow and Party A to discuss and answer any due diligence-related questions.

On January 6, 2026, Messrs. Arcuri and DeMarco met to discuss the cultural similarities of Adirondack and Arrow, the potential benefits of an acquisition of Adirondack by Arrow and the potential impacts on Adirondack employees.

On January 14, 2026, Messrs. Arcuri, Mohr and Buffa met with members of Party A’s executive management team for due diligence discussions.

During the week of January 19, 2026, representatives of KBW contacted representatives of Arrow and Party A to request their updated views on valuation, which would be informed by the additional due diligence that each party conducted.

On January 23, 2026, Arrow submitted an updated non-binding indication of interest letter that provided for a fixed exchange ratio of 1.8610 shares of common stock and $18.72 in cash for each share of Adirondack common stock. Based upon Arrow’s closing stock price of $33.86 on January 22, 2026, this implied a deal price of $81.73 per share of Adirondack common stock, an aggregate value of $88.1 million and a composition of 77% Arrow common stock and 23% cash for the deal consideration. The updated letter indicated that Arrow anticipated retaining Mr. Arcuri as Regional President of Arrow Bank following completion of the merger. The letter also stated Arrow’s desire to complete due diligence and enter and announce a definitive agreement within 30 days and provided a 45-day exclusivity period and an expiration time of 5:00 p.m., Eastern Time, on January 30, 2026. Arrow also informed KBW verbally that it would be willing to discuss appointing a representative from Adirondack’s board of directors to Arrow’s board of directors.

Following receipt of the updated indication of interest letter from Arrow, in accordance with Adirondack’s directives, KBW contacted Party A’s representatives and informed them that in view of the competitive nature of the process, Party A would need to raise its offer. Party A informed KBW that it would not increase its offer but that it was prepared to proceed, subject to additional due diligence, with a transaction on the terms that it presented in its indication of interest letter provided on December 2, 2026.

On January 26, 2026, the Adirondack board of directors held a special meeting to discuss an updated and comprehensive assessment of the competing offers from Arrow and Party A. Representatives from KBW and Luse Gorman attended the meeting. During that discussion, the Adirondack board of directors received input from KBW, Luse Gorman and Adirondack management on various aspects of the proposed strategic business combinations. It was observed that Arrow’s proposal represented the highest price level received, and specifically that Arrow’s proposed price of $81.73 per share of Adirondack common stock (based on Arrow’s closing stock price on January 22, 2026) was meaningfully higher than Party A’s proposed price of $69.61 per share of Adirondack common stock. Based on discussions with Party A, the Adirondack board also considered the possibility that Party A’s proposed price of $69.61 per share may further decrease in consideration of the effect of certain one-time transaction expenses to be incurred that were not factored into the proposed price. The board of directors also considered the pro forma ownership of the Adirondack shareholders of both parties and the pro forma dividends per share payable by each of Arrow and Party A. The Adirondack board also discussed the strategic benefits of a potential combination with Arrow, the similarity in culture and the significant premium to Adirondack’s current tangible book value per share. In addition, the Adirondack board believed that the stock consideration of Arrow would provide long term value to Adirondack’s shareholders, including increased trading liquidity on a combined basis and the greater per share cash dividends that Adirondack shareholders would receive as Arrow shareholders. The Adirondack board also considered the impact a merger would have on Adirondack’s customers, employees and the communities in which it operates. The board of directors authorized Mr. Arcuri to sign the updated non-binding indication of interest letter with Arrow and to enter exclusive definitive merger agreement negotiations with Arrow.

On January 26, 2026, Adirondack's executive management and representatives of Luse Gorman and KBW held a meeting to review and discuss the draft of a proposed merger agreement.

On January 27, 2026, Luse Gorman distributed the draft merger agreement for the proposed transaction to Arrow and its legal counsel Spierer, Woodward, Corbalis & Goldberg (“SWCG”).

On February 5, 2026, the parties met via videoconference for Adirondack to conduct reciprocal due diligence on Arrow. The parties discussed Arrow’s business operations, including financial performance, future expectations and employee and regulatory matters. In addition, Adirondack and Luse Gorman discussed with Arrow and SWCG the regulatory approvals that would be required in connection with a potential transaction and the process for obtaining required regulatory approvals.

During the next two weeks of February, Luse Gorman and SWCG exchanged drafts of the merger agreement and negotiated the substantially final terms of the merger agreement. During this time, Luse Gorman and SWCG also exchanged drafts of the form of voting agreements proposed to be entered into with each director and certain shareholders of Adirondack, the form of lock-up agreements proposed to be entered into with certain shareholders of Adirondack, the disclosure schedules and the plan of bank merger (the “transaction documents”).

On February 25, 2026, the Adirondack board of directors met to consider approving the potential business combination with Arrow. Representatives of KBW and Luse Gorman attended the meeting. Adirondack management updated the board on the discussions with Arrow regarding the proposed business combination, including the appointment of Mr. Arcuri to boards of Arrow and Arrow Bank and as Regional President of Arrow Bank at the effective time of the merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Adirondack board an opinion (initially rendered verbally and confirmed in a written opinion, dated February 25, 2026) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration (defined in KBW’s opinion as the cash consideration and the stock consideration, taken together) in the proposed merger was fair, from a financial point of view, to the minority holders of Adirondack common stock (defined for purposes of KBW’s opinion as holders of Adirondack common stock, other than Robert Clark, other members of the Clark family who are directors of Adirondack and entities controlled by Robert and Christopher Clark).

The merger agreement and other transaction documents were provided by Luse Gorman to the Adirondack board of directors, along with an executive summary of the key terms of the merger agreement and the other transaction documents. Representatives of Luse Gorman reviewed with the Adirondack board key terms of the draft of the merger agreement and the transaction documents. Representatives from Luse Gorman also reviewed with the Adirondack board of directors their fiduciary duties in connection with a proposed business combination transaction with Arrow and the conduct of the process the board of directors had conducted to date. Following these discussions, and review and discussion among the members of the Adirondack board of directors, including consideration of the factors described under “—Adirondack’s Reasons for the Merger; Recommendation of the Adirondack board of directors,” the Adirondack board of directors unanimously determined that the merger agreement with Arrow and the transactions contemplated by the merger agreement, including the merger of Adirondack and Arrow, were advisable and in the best interest of Adirondack and its shareholders and voted unanimously to adopt and approve the merger agreement and the transactions contemplated by the merger agreement, and to recommend that Adirondack’s shareholders approve the merger agreement.

On February 25, 2026, the Arrow board of directors met to consider approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. Representatives of Hovde and SWCG attended the meeting. At the meeting, the Arrow board of directors reviewed a copy of the current draft of the merger agreement which contemplated, among other things, that (i) Adirondack would, as part of an integrated step, merge with and into Arrow with Arrow surviving the merger, (ii) following the merger, Adirondack Bank would merge with and into Arrow Bank, (iii) the merger consideration would be 1.8610 shares of Arrow common stock and $18.72 for each share of Adirondack common stock; (iv) each board member and certain shareholders of Adirondack would sign voting agreements and certain shareholders of Adirondack would sign lock-up agreements and (v) Arrow would appoint Mr. Arcuri to the Arrow board of directors and the Arrow Bank board of directors and as Regional President of Arrow Bank. At the special meeting, Arrow’s legal counsel reviewed the material terms of the proposed merger agreement with the Arrow board of directors and each member of the board had the opportunity to discuss and ask questions of Arrow’s legal counsel and management regarding the terms of the merger agreement. At this special meeting, representatives of Hovde reviewed with the Arrow board of directors Hovde’s financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated February 25, 2026, to the Arrow board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such opinion, the merger consideration was fair, from a financial point of view, to Arrow.

Following these discussions, and review and discussion among the members of the Arrow board of directors, including consideration of the factors described under “The Merger—Arrow’s Reasons for the Merger; Recommendation of the Arrow Board of Directors,” the Arrow board of directors unanimously determined that the merger with Adirondack was advisable and in the best interests of Arrow and voted unanimously to adopt the merger agreement, to approve the merger agreement and the transactions contemplated thereby.

On the evening of February 25, 2026, the parties finalized and executed the merger agreement. On the morning of February 26, 2026, Arrow and Adirondack issued a joint press release announcing the execution of the merger agreement.

Adirondack’s Reasons for the Merger; Recommendation of Adirondack’s Board of Directors

After careful consideration, at a meeting held on February 25, 2026, the Adirondack board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, was in the best interests of Adirondack and its shareholders and approved the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR” the Adirondack merger proposal, the Adirondack board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Adirondack management, as well as Adirondack’s outside financial and legal advisors, and considered a number of factors, including but not limited to, the following material factors which are not presented in order of priority:

•	its knowledge of Adirondack’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Arrow;

•	its understanding of Arrow’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects, taking into account presentations by senior management of its due diligence review of Arrow;

•	its belief that the merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to Adirondack’s shareholders as compared to continuing to operate as a stand-alone entity;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

•	the anticipated pro forma impact of the merger on Arrow, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

•	the structure of the transaction as a stock-for-stock and cash merger, which offers Adirondack shareholders the opportunity to participate as shareholders of Arrow in the future performance of the combined company as well as receive immediate liquidity in the form of cash for a portion of their Adirondack common stock holdings;

•	the board of directors’ understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code and that, as a result, Adirondack’s shareholders will not recognize gain or loss with respect to their receipt of Arrow common stock in the merger;

•	the fact that the exchange ratio is fixed, which the Adirondack board of directors believes is consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that the more active trading market in Arrow common stock would give Adirondack shareholders greater liquidity for their investment;

•	the benefits to Adirondack and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Adirondack, including its borrowers, customers, depositors, employees, and communities;

•	the effects of the merger on Adirondack employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Adirondack employees;

•	the enhanced likelihood of realizing the strategic benefits of the proposed combination that the Adirondack board of directors believes will result from the continuity provided to Adirondack shareholders by the corporate governance aspects of the proposed combination, including Arrow’s agreement, upon the closing of the merger, to appoint Rocco F. Arcuri, Sr. as a director of Arrow and Arrow Bank;

•	the fact that Arrow will appoint Rocco F. Arcuri, Sr., as Regional President and John F. Buffa as Regional Senior Lending Officer;

•	the Adirondack board of directors’ understanding of the current and prospective environment in which Adirondack and Arrow operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Arrow to complete the merger from a financial and regulatory perspective;

•	the low probability of securing a more attractive proposal from another institution capable of consummating the transaction;

•	the low probability of Adirondack completing a desirable acquisition in the near term;

•	the opinion, dated February 25, 2026, of KBW to the Adirondack board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the minority holders of Adirondack common stock of the merger consideration in the merger, as more fully described below under “Opinion of Adirondack’s Financial Advisor;” and

•	the board of directors’ review with its outside legal advisor, Luse Gorman, PC, of the material terms of the merger agreement, including the board of directors’ ability, under certain circumstances, to consider an unsolicited acquisition proposal, subject to the required payment by Adirondack of a termination fee to Arrow, which the Adirondack board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement.

The Adirondack board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to Adirondack shareholders could be adversely affected by a decrease in the trading price of Arrow common stock during the pendency of the merger;

•	the potential risk of diverting management attention and resources from the operation of Adirondack’s business towards the completion of the merger;

•	the restrictions on the conduct of Adirondack’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Adirondack from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Adirondack absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Adirondack’s business, operations and workforce with those of Arrow;

•	the fact that the interests of certain of Adirondack’s directors and executive officers may be different from, or in addition to, the interests of Adirondack’s other shareholders as described under the heading “The Merger—Interests of Certain Adirondack Directors and Executive Officers in the Merger”;

•	that, while Adirondack expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals or Adirondack shareholder approval might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•	the fact that: (i) Adirondack would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Adirondack would be obligated to pay to Arrow a termination fee of $3,619,000 if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Adirondack from pursuing such a transaction; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

The foregoing discussion of the information and factors considered by the Adirondack board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Adirondack board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Adirondack board of directors considered all these factors as a whole, including through discussions with, and questioning of, Adirondack’s management and Adirondack’s outside financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

This summary of the reasoning of the Adirondack board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Adirondack board approved and adopted the merger agreement, approved the merger, and unanimously recommends that the Adirondack shareholders vote “FOR” the Adirondack merger proposal and “FOR” the Adirondack adjournment proposal.

Adirondack shareholders should be aware that directors and executive officers of Adirondack may have interests in the merger that are different from, or in addition to, those of other Adirondack shareholders. See “—Interests of Adirondack’s Executive Officers and Directors in the Merger.”

Opinion of Adirondack’s Financial Advisor

Adirondack engaged KBW to render financial advisory and investment banking services to Adirondack, including an opinion to the Adirondack board of directors as to the fairness, from a financial point of view, of the merger consideration in the proposed merger. Adirondack selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Adirondack board of directors held on February 25, 2026, at which the Adirondack board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Adirondack board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration (defined in KBW’s opinion as the cash consideration and the stock consideration, taken together) in the proposed merger was fair, from a financial point of view, to the minority holders of Adirondack common stock (defined for purposes of KBW’s opinion as holders of Adirondack common stock, other than Robert Clark, other members of the Clark family who are directors of Adirondack and entities controlled by Robert and Christopher Clark). The Adirondack board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Adirondack board of directors (in its capacity as such) in connection with its consideration of the financial terms of the transaction. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the minority holders of Adirondack common stock. It did not address the underlying business decision of Adirondack to engage in the transaction or enter into the merger agreement or constitute a recommendation to the Adirondack board of directors in connection with the transaction, and it does not constitute a recommendation to any holder of Adirondack common stock or any shareholder of any other entity as to how to vote or act in connection with the transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, support, investor, shareholders’, or affiliates’ agreement with respect to the transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Adirondack and Arrow and bearing upon the transaction, including, among other things:

•	the execution version of the merger agreement dated as of February 25, 2026;
•	the audited financial statements for the three fiscal years ended December 31, 2024 of Adirondack;
•	the unaudited financial statements for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Adirondack;
•	certain preliminary and unaudited financial information for the fiscal year and fiscal quarter ended December 31, 2025 of Adirondack (provided by Adirondack);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Arrow;
•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Arrow;
•	certain unaudited financial results for the fiscal quarter ended December 31, 2025 of Arrow (contained in the Current Report on Form 8-K filed by Arrow on January 29, 2026);
•	certain regulatory filings of Adirondack and Arrow and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C or the semi-annual reports on FR Y-9SP and call reports filed with respect to each quarter during the three-year period ended December 31, 2025;

•	certain other interim reports and other communications of Adirondack and Arrow provided to their respective shareholders; and
•	other financial information concerning the businesses and operations of Adirondack and Arrow furnished to KBW by Adirondack and Arrow or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Adirondack and Arrow;
•	the assets and liabilities of Adirondack and Arrow;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial information for Adirondack and certain financial and stock market information for Arrow with similar information for certain other companies, the securities of which are publicly traded;
•	financial and operating forecasts and projections of Adirondack for 2026 that were prepared by Adirondack management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Adirondack board of directors;
•	publicly available consensus “street estimates” of Arrow, as well as assumed Arrow and Adirondack long-term growth rates that were provided to KBW by Arrow management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Adirondack management and with the consent of the Adirondack board of directors; and
•	estimates regarding certain pro forma financial effects of the transaction on Arrow (including, without limitation, the cost savings expected to result or be derived from the transaction) that were prepared by Arrow management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Adirondack management and with the consent of the Adirondack board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Adirondack and Arrow regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Adirondack, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Adirondack.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Adirondack as to the reasonableness and achievability of the financial and operating forecasts and projections of Adirondack referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Adirondack, upon Arrow management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Arrow and the assumed Arrow and Adirondack long-term growth rates, and the estimates regarding certain pro forma financial effects of the transaction on Arrow (including, without limitation, the cost savings expected to result or be derived from the transaction), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Arrow consensus “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Arrow management and that the forecasts and projections reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Adirondack and Arrow that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Arrow referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the managements of Adirondack and Arrow and with the consent of the Adirondack board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Adirondack or Arrow since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Adirondack’s consent, that the aggregate allowances for credit losses for each of Adirondack and Arrow are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Adirondack or Arrow, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Adirondack or Arrow under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by Adirondack and Arrow of their respective loans and owned securities as either held to maturity or held for investment, on the one hand, or available or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the parties’ respective financial statements, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•	that the transaction and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the merger consideration and no other consideration or payments in respect of Adirondack common stock;
•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the transaction or any related transactions and that all conditions to the completion of the transaction and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Adirondack, Arrow or the pro forma entity, or the contemplated benefits of the transaction, including without limitation the cost savings expected to result or be derived from the transaction.

KBW assumed that the transaction would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Adirondack that Adirondack relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Adirondack, Arrow, the transaction and any related transactions, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the merger consideration to the minority holders of Adirondack common stock without regard to any agreements with or among specific holders of Adirondack common stock or the individual circumstances of specific holders of Adirondack common stock with respect to control, voting or other rights or aspects which might distinguish such holders. KBW expressed no view or opinion as to any other terms or aspects of the transaction or any term or aspect of any related transactions (including the bank merger), including without limitation, the form or structure of the transaction or any such related transactions (including the form or structure of the merger consideration or the allocation thereof between cash and stock), any consequences of the transaction or any such related transactions to Adirondack, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, lock-up, shareholder, charitable giving or other agreements, arrangements or understandings contemplated or entered into in connection with the transaction or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Adirondack to engage in the transaction or any related transactions or enter into the merger agreement;
•	the relative merits of the transaction or any related transactions as compared to any strategic alternatives that are, have been or may be available to or contemplated by Adirondack or the Adirondack board of directors;
•	the fairness of the amount or nature of any compensation to any of Adirondack’s officers, directors or employees, or any class of such persons, relative to the compensation to the minority holders of Adirondack common stock;
•	the effect of the transaction or any related transactions on, or the fairness of the consideration to be received by, holders of any class of securities of Adirondack (other than the minority holders of Adirondack common stock solely with respect to the merger consideration (as described in KBW’s opinion) and not relative to the consideration to be received by any other holders of Adirondack common stock or holders of any other class of securities) or holders of any class of securities of Arrow or any other party to any transaction contemplated by the merger agreement;
•	whether Arrow has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Adirondack common stock at the closing of the transaction;
•	the actual value of Arrow common stock to be issued in the transaction;
•	the prices, trading range or volume at which Arrow common stock would trade following the public announcement of the transaction or the consummation of the transaction;
•	any advice or opinions provided by any other advisor to any of the parties to the transaction or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to Adirondack, Arrow, their respective shareholders, or relating to or arising out of or as a consequence of the transaction or any related transactions (including the bank merger), including whether or not the transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Adirondack and Arrow. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Adirondack board of directors in making its determination to approve the merger agreement and the transaction. Consequently, the analyses described below should not be viewed as determinative of the decision of the Adirondack board of directors with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Adirondack and Arrow and the decision of Adirondack to enter into the merger agreement was solely that of the Adirondack board of directors.

The following is a summary of the material financial analyses presented by KBW to the Adirondack board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Adirondack board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the transaction of $81.18 per outstanding share of Adirondack common stock, or approximately $87.4 million in the aggregate, based on the cash consideration of $18.72 and the implied value of the stock consideration derived by multiplying the exchange ratio of 1.8610x by the closing price of Arrow common stock on February 23, 2026. In addition to the financial analyses described below, KBW reviewed with the Adirondack board of directors for informational purposes, among other things, the implied transaction multiple for the proposed transaction (based on the implied transaction value for the transaction of $81.18 per outstanding share of Adirondack common stock) of 19.0x Adirondack’s estimated calendar year 2026 earnings per share (“EPS”) taken from financial and forecasts and projections of Adirondack provided by Adirondack management.

Adirondack Selected Companies Analysis. Using publicly available information, KBW compared the financial performance and financial condition of Adirondack to 18 selected major exchange-traded banks headquartered in New York, New Jersey or Pennsylvania (excluding banks headquartered in the New York-Newark-Jersey City, NY-NJ Metropolitan Statistical Area (“MSA”) or the Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (Metro) MSA)) with total assets between $500 million and $1.5 billion. Merger targets and mutual holding companies were excluded from the selected companies. KBW also reviewed the market performance of the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

1ST SUMMIT BANCORP of Johnstown, Inc. AmeriServ Financial, Inc. Bank of Utica Pathfinder Bancorp, Inc. Solvay Bank Corp. Steele Bancorp Inc. Dimeco, Inc. Honat Bancorp, Inc. American Bank Incorporated	Juniata Valley Financial Corp.
Lake Shore Bancorp, Inc.
New Tripoli Bancorp, Inc.
Jeffersonville Bancorp
First Community Financial Corporation
Mauch Chunk Trust Financial Corp.
Peoples Ltd.
Woodlands Financial Services Company
Enterprise Financial Services Group, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of February 23, 2026. Where consolidated holding company level financial data for Adirondack and the selected companies was unreported, subsidiary bank level data was utilized. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not available for eight of the selected companies due to utilization of Community Bank Leverage Ratio (CBLR) framework. Certain financial data presented in the tables below may not correspond to the data presented in Adirondack’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Adirondack and the selected companies (excluding the impact of the MRQ core return on average tangible common equity for one of the selected companies, which was considered to be not meaningful):

		Selected Companies
	Adirondack			25th	75th
	Bancorp, Inc.	Average	Median	Percentile	Percentile
MRQ Core Return on Average Assets (1)	0.52%	0.84%	0.88%	0.51%	1.43%
MRQ Core Return on Average Tangible Common Equity (1)	7.2%	8.9%	12.4%	6.8%	14.0%
MRQ Net Interest Margin	3.94%	3.32%	3.21%	2.82%	3.91%
MRQ Fee Income / Revenue Ratio(2)	13.8%	14.9%	13.5%	10.2%	19.7%
MRQ Efficiency Ratio	84.5%	66.5%	68.1%	77.8%	52.5%

(1)	Based on core income after taxes and before extraordinary items; excluded gain on sale of securities, amortization and impairment of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence.
(2)	Excluded gains / (losses) on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Adirondack and, to the extent publicly available, the selected companies (excluding the impact of the tangible common equity to tangible assets ratio for one of the selected companies, which ratio was considered to be not meaningful):

		Selected Companies
	Adirondack			25th	75th
	Bancorp, Inc.	Average	Median	Percentile	Percentile
Tangible Common Equity / Tangible Assets	7.7% / 6.9% (1)	10.3%	7.8%	7.1%	10.8%
CET1 Ratio	17.0%	12.7%	12.1%	11.6%	13.8%
Total Capital Ratio	17.9%	14.2%	13.9%	13.1%	15.3%
Loans / Deposits	73.6%	75.3%	78.2%	85.0%	72.1%
Loan Loss Reserves / Loans	0.75%	1.26%	1.20%	0.96%	1.36%
Nonperforming Assets / Assets (2)	0.47%	0.92%	0.40%	1.01%	0.19%
MRQ Net Charge-Offs / Average Loans	0.02%	0.15%	0.01%	0.14%	0.00%

(1)	First metric shown at the subsidiary bank level. Second metric shown at the holding company consolidated level.
(2)	Nonperforming assets included nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of the selected companies (excluding the impact of the tangible book value per share multiple for one of the selected companies, which multiple was considered to be not meaningful, and the impact of the LTM EPS multiple and the LTM dividend payout ratio for another of the selected companies, which multiple was considered to be not meaningful because it was negative and which ratio was considered to be not meaningful because it was greater than 100.0%):

			Selected Companies
					25th		75th
	Average		Median		Percentile		Percentile
One-Year Stock Price Change	24.1%		20.2%		11.6%		37.8%
One-Year Total Return	30.0%		25.2%		17.1%		38.1%
Year-To-Date Stock Price Change	4.4%		3.1%		0.6%		7.9%
Stock Price / Tangible Book Value per Share	1.00	x	0.95	x	0.80	x	1.21	x
Stock Price / LTM EPS	12.0	x	11.0	x	8.5	x	14.3	x
Dividend Yield	3.4%		3.2%		2.3%		4.0%
LTM Dividend Payout	38.1%		35.3%		24.3%		51.1%

No company used as a comparison in the above selected companies analysis is identical to Adirondack. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Arrow Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Arrow to 15 selected major exchange-traded banks headquartered in New York, New Jersey or Pennsylvania (excluding banks headquartered in the New York-Newark-Jersey City, NY-NJ MSA or the Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (Metro) MSA)) with total assets between $2.5 billion and $10 billion. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

S&T Bancorp, Inc.
Tompkins Financial Corporation
CNB Financial Corporation
TrustCo Bank Corp NY
Financial Institutions, Inc.
Mid Penn Bancorp, Inc.
Orrstown Financial Services, Inc.
Peoples Financial Services Corp.	First Bank ACNB Corporation Citizens & Northern Corporation Citizens Financial Services, Inc. Fidelity D & D Bancorp, Inc. Chemung Financial Corporation Orange County Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter or latest 12 months available or as of the end of such periods and market price information as of February 23, 2026. In addition, KBW used 2026 and 2027 EPS estimates of Arrow and the selected companies taken from consensus “street estimates” to the extent publicly available (consensus “street estimates” were not publicly available for three of the selected companies). Where consolidated holding company level financial data for Arrow and the selected companies was unreported, subsidiary bank level data was utilized. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not available for one of the selected companies due to utilization of Community Bank Leverage Ratio (CBLR) framework. Certain financial data presented in the tables below may not correspond to the data presented in Arrow’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Arrow and the selected companies:

		Selected Companies
	Arrow Financial			25th	75th
	Corporation	Average	Median	Percentile	Percentile
MRQ Core Return on Average Assets(1)	1.26%	1.30%	1.25%	1.15%	1.54%
MRQ Core Return on Average Tangible Common Equity(1)	14.2%	14.2%	13.8%	12.3%	17.2%
MRQ Net Interest Margin	3.28%	3.75%	3.77%	3.63%	3.96%
MRQ Fee Income / Revenue Ratio(2)	19.3%	15.5%	14.2%	11.2%	20.6%
MRQ Efficiency Ratio	58.9%	56.3%	56.6%	58.6%	53.6%

(1)	Based on core income after taxes and before extraordinary items; excluded gain on sale of securities, amortization and impairment of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence.
(2)	Excluded gains / (losses) on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Arrow and, to the extent publicly available, the selected companies:

			Selected Companies
	Arrow Financial				25th	75th
	Corporation		Average	Median	Percentile	Percentile
Tangible Common Equity / Tangible Assets	9.2%		9.5%	8.9%	8.5%	10.5%
CET1 Ratio	13.1%		13.2%	12.2%	11.5%	14.2%
Total Capital Ratio	14.9%		15.4%	14.8%	14.4%	16.0%
Loans / Deposits	87.6%	(1)	93.0%	92.4%	90.6%	97.0%
Loan Loss Reserves / Loans	0.99%		1.07%	1.03%	0.98%	1.17%
Nonperforming Assets / Assets(2)	0.15%		0.47%	0.50%	0.52%	0.33%
MRQ Net Charge-Offs / Average Loans	0.08%		0.15%	0.09%	0.20%	0.03%

(1)	Shown per 12/31/2025 bank level regulatory filings
(2)	Nonperforming assets included nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Arrow and, to the extent publicly available, the selected companies:

			Selected Companies
	Arrow Financial						25th		75th
	Corporation		Average		Median		Percentile		Percentile
One-Year Stock Price Change	28.0%		14.4%		11.4%		9.6%		15.1%
One-Year Total Return	33.1%		18.5%		17.7%		12.9%		19.0%
Year-To-Date Stock Price Change	6.9%		7.0%		5.2%		3.1%		10.2%
Stock Price / Tangible Book Value per Share	1.36	x	1.30	x	1.24	x	1.16	x	1.47	x
Stock Price / 2026 Estimated EPS	9.7	x	9.2	x	8.9	x	8.4	x	9.8	x
Stock Price / 2027 Estimated EPS	9.2	x	8.5	x	8.3	x	7.7	x	9.0	x
Dividend Yield	3.6%		3.3%		3.3%		2.7%		3.6%
LTM Dividend Payout	45.3%		36.7%		35.4%		27.5%		42.4%

No company used as a comparison in the above selected companies analysis is identical to Arrow. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 21 selected U.S. whole bank acquisitions announced since January 1, 2025 with a reported deal value between $50 million and $150 million.

The selected transactions were as follows:

Acquiror	Acquired Company
Stock Yards Bancorp, Inc.	Field & Main Bancorp, Inc.
South Plains Financial, Inc.	BOH Holdings, Inc.
Richmond Mutual Bancorporation, Inc.	Farmers Bancorp
First Mid Bancshares, Inc.	Two Rivers Financial Group, Inc.
ServBanc Holdco, Inc.	IF Bancorp, Inc.
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.
Mid Penn Bancorp, Inc.	1st Colonial Bancorp, Inc.
Equity Bancshares, Inc.	Frontier Holdings, LLC
First Financial Bancorp.	BankFinancial Corporation
Colony Bankcorp, Inc.	TC Bancshares, Inc.
Mercantile Bank Corporation	Eastern Michigan Financial Corporation
Civista Bancshares, Inc.	Farmers Savings Bank
Business First Bancshares, Inc.	Progressive Bancorp, Inc.
Norwood Financial Corp.	PB Bankshares, Inc.
Investar Holding Corporation	Wichita Falls Bancshares, Inc.
Cadence Bank	Industry Bancshares, Inc.
Regent Capital Corporation	DLP Bancshares, Inc.
Equity Bancshares, Inc.	NBC Corp. of Oklahoma
Seacoast Banking Corporation of Florida	Heartland Bancshares, Inc.
Plumas Bancorp	Cornerstone Community Bancorp
Cadence Bank	FCB Financial Corp.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data to the extent publicly available based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective selected transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple) in the 19 selected transactions which involved stock consideration of public acquirors;

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings).

The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed transaction based on the implied transaction value for the transaction of $81.18 per outstanding share of Adirondack common stock and using historical financial information for Adirondack as of, or for the 12-month period ended, December 31, 2025.

The results of the analysis are set forth in the following table (excluding the impact of the total tangible common equity multiple and the Pay to Trade ratio of one of the selected transactions, which were considered to be not meaningful, and the LTM EPS multiples of four of the selected transactions, which multiples were considered to be not meaningful because they were negative or greater than 30.0x):

	Arrow Financial Corporation /		Selected Companies
	Adirondack Bancorp, Inc.		75th Percentile		Average		Median		25th Percentile
Price / Tangible Book Value Per Share	1.35	x	1.48	x	1.30	x	1.28	x	1.12	x
Pay / Trade Ratio	1.00	x	1.04	x	0.96	x	1.01	x	0.88	x
Core Deposit Premium	3.3%		7.2%		4.7%		3.5%		2.3%
Price / LTM EPS	24.8	x	16.5	x	14.4	x	13.2	x	10.6	x

No company or transaction used as a comparison in the above selected transaction analysis is identical to Adirondack or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Arrow and Adirondack to various balance sheet and income statement items of the companies on a combined basis. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical financial information for Adirondack and Arrow as of December 31, 2025, (ii) financial forecasts and projections of Adirondack for 2026 provided by Adirondack management and an assumed Adirondack long-term growth rate provided by Arrow management, and (iii) publicly available consensus “street estimates” of Arrow. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Arrow stockholders and Adirondack stockholders in the combined company based on the 1.8610x exchange ratio provided for in the merger agreement and also with the implied pro forma ownership percentages of Arrow shareholders and Adirondack shareholders in the combined company hypothetically assuming 100% stock consideration in the transaction for illustrative purposes:

Pro Forma Ownership:	Arrow Financial Corporation as a % of Total	Adirondack Bancorp, Inc. as a % of Total
Ownership at 1.8610x Exchange Ratio	89.1%	10.9%
Illustrative Ownership Hypothetically Assuming 100% Stock Consideration	86.3%	13.7%

Balance Sheet:
Assets	82.5%	17.5%
Gross Loans Held For Investment	84.7%	15.3%
Deposits	82.3%	17.7%
Tangible Common Equity	86.3%	13.7%

Income Statement:
2026 Estimated Earnings	92.5%	7.5%
2027 Estimated Earnings	92.5%	7.5%

Financial Impact Analysis.  KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Arrow and Adirondack. Using (i) closing balance sheet estimates assumed as of June 30, 2026 taken from publicly available consensus “street estimates” for Arrow and taken from financial forecasts and projections of Adirondack provided by Adirondack management, (ii) publicly available 2026 and 2027 EPS consensus “street estimates” of Arrow, (iii) financial forecasts and projections of Adirondack for 2026 provided by Adirondack management and an assumed Adirondack long-term growth rate provided by Arrow management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the transaction as well as certain purchase accounting adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Arrow management, KBW analyzed the potential financial impact of the transaction on certain projected financial results of Arrow. This analysis indicated the transaction could be accretive to Arrow’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Arrow’s estimated tangible book value per share at closing assumed as of June 30, 2026. Furthermore, the analysis indicated that, pro forma for the transaction, each of Arrow’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of June 30, 2026 could be lower. For all of the above analysis, the actual results achieved by Arrow following the transaction may vary from the projected results, and the variations may be material.

Adirondack Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Adirondack to estimate ranges for the implied equity value of Adirondack. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of Adirondack for 2026 provided by Adirondack management and assumed long-term growth rates for Adirondack provided by Arrow management, and KBW assumed discount rates ranging from 13.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated excess capital available for dividends that Adirondack could generate over the period from June 30, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Adirondack’s implied terminal value at the end of such period. KBW assumed that Adirondack would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Using implied terminal values for Adirondack calculated by applying a terminal multiple range of 0.80x to 1.20x to Adirondack’s December 31, 2031 tangible book value, this dividend discount model analysis resulted in a range of implied values per share of Adirondack common stock of $30.48 to $55.76.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Adirondack.

Arrow Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Arrow to estimate a range for the implied equity value of Arrow. In this analysis, KBW used publicly available consensus “street estimates” of Arrow and assumed long-term growth rates for Arrow provided by Arrow management, and KBW assumed discount rates ranging from 11.0% to 14.0%. The range of values was derived by adding (i) the present value of the estimated excess capital available for dividends that Arrow could generate over the period from June 30, 2026 through December 31, 2030 as a standalone company, and (ii) the present value of Arrow’s implied terminal value at the end of such period. KBW assumed that Arrow would maintain a tangible common equity to tangible asset ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Arrow, KBW applied a range of 8.5x to 12.5x Arrow’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of Arrow common stock of $31.56 to $45.46.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Arrow or the pro forma combined entity.

Miscellaneous. KBW acted as financial advisor to Adirondack in connection with the proposed transaction and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and Arrow and (ii) a KBW broker-dealer affiliate and Adirondack), may from time to time purchase securities from, and sell securities to, Adirondack and Arrow. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Arrow for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Adirondack agreed to pay KBW a cash fee equal to 1.50% of the aggregate merger consideration, which fee is contingent upon the closing of the holdco merger, and also a cash fee of $250,000 which became payable to KBW with the rendering of its opinion. Other than in connection with the present engagement, KBW did not provide investment banking or financial advisory services to Adirondack during the two years preceding the date of its opinion. During the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Arrow. KBW may in the future provide investment banking and financial advisory services to Adirondack or Arrow and receive compensation for such services.

Certain Unaudited Prospective Financial Information

Arrow and Adirondack do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time in the case of Arrow, estimated ranges of certain financial measures for the current year and certain future years in any Arrow earnings conference calls, investor conference presentations and other investor materials. However, in connection with the merger, Arrow and Adirondack are including in this proxy statement/prospectus certain limited unaudited prospective financial information for Arrow and Adirondack (which we refer to collectively as the “prospective financial information”), in each case on a standalone basis and without giving effect to the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”). The prospective financial information is included in this proxy statement/prospectus to give Adirondack shareholders access to certain information provided to Adirondack, Adirondack’s board of directors and KBW, Adirondack’s financial advisor, in connection with the merger.

The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither Arrow nor Adirondack endorses the prospective financial information as necessarily predictive of actual future results.

Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Arrow and Adirondack senior management, as applicable, at the time such prospective financial information was prepared or approved for Adirondack’s financial advisor to use. The prospective financial information represents Arrow and its senior management’s evaluation of Arrow’s expected future financial performance on a stand-alone basis and Adirondack and its senior management’s evaluation of Adirondack’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Arrow and Adirondack operate and the risks and uncertainties described under “Risk Factors” beginning on page [●] of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus and in the reports that Arrow files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Arrow and Adirondack and will be beyond the control of Arrow following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Arrow or Adirondack could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Arrow, Adirondack or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Adirondack shareholders particularly in light of the inherent risks and uncertainties associated with such prospective financial information.

This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Arrow or Adirondack of the merger or the recent developments and events in the financial services industry and related market volatility, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Arrow or Adirondack of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two (2) companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this proxy statement/prospectus a summary of the prospective financial information, neither Arrow nor Adirondack nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Arrow or Adirondack compared to the information contained in the prospective financial information. Neither Arrow, Adirondack nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information summarized in this section is not being included in this proxy statement/prospectus in order to induce any Adirondack shareholder to vote in favor of the Adirondack merger proposal or the Adirondack adjournment proposal.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by Arrow’s management and Adirondack’s management as described in this section. Neither Crowe LLP (Arrow’s independent registered public accounting firm for 2025 and 2024), KPMG LLP (Arrow’s independent registered public accounting firm for 2023), Bonadio & Co., LLP (the independent auditors of Adirondack), nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, Crowe LLP, KPMG LLP and Bonadio & Co., LLP do not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Crowe LLP and KPMG LLP incorporated by reference in this proxy statement/prospectus relates to Arrow’s previously issued financial statements. The report by Bonadio & Co., LLP included in this proxy statement/prospectus relates to Adirondack’s previously issued financial statements.  The reports by Crowe LLP, KPMG LLP and Bonadio & Co., LLP do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the Adirondack special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Adirondack shareholders are strongly cautioned not to place unwarranted reliance on such information, and Arrow and Adirondack urge all Adirondack shareholders to review Arrow’s most recent SEC filings for descriptions of Arrow’s reported financial results and the financial information of Adirondack included in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Certain Stand-Alone Arrow Prospective Financial Information

The following table presents publicly available median analyst consensus “street estimates” for Arrow’s full-year 2026 and 2027 EPS that were approved by Adirondack for KBW’s use and reliance in the financial analyses performed in connection with KBW’s opinion as described in “Opinion of Adirondack’s  Financial Advisor” beginning on page [ ].

For the Year Ended	2026E	2027E
EPS	$3.45	$3.65

Arrow management also provided KBW with (and Adirondack management directed KBW to use) an estimated growth rate for the years ending December 31, 2028 through December 31, 2031 of 6%.

Certain Stand-Alone Adirondack Prospective Financial Information

The following table presents estimates for Adirondack’s total assets and earnings for the year ended December 31, 2026, prepared by Adirondack’s senior management and provided to KBW and used by KBW at the direction of Adirondack senior management in the financial analyses performed in connection with KBW’s opinion as described in “Opinion of Adirondack’s  Financial Advisor” beginning on page [ ].

As of or for the year ended December 31, 2026
Total assets (millions of dollars)	$974.8
Earnings (millions of dollars)	$4.6

In addition, for purposes of extrapolating Adirondack’s total assets and earnings for annual periods through December 31, 2031, Adirondack’s senior management provided KBW with estimated long-term annual growth rates for Adirondack’s total assets of approximately 3.5% and earnings of approximately 6.0%, which were used by KBW at the direction of Adirondack senior management.

Certain Estimated Synergies Attributable to the Merger

The management of Arrow and the management of Adirondack developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated strategic, financial and operational benefits to, and synergies to be realized by, Arrow following the completion of the merger beginning in 2026. Such prospective financial information also was provided by Adirondack to KBW and approved by Adirondack for KBW’s use and reliance in the financial analyses performed in connection with KBW’s opinion as described in this proxy statement/prospectus under “—Opinion of Adirondack’s Financial Advisor.”

Such prospective financial information included, among other things, (i) annual pre-tax cost savings of approximately 45% of Adirondack’s total non-interest expense and (ii) one-time, pre-tax transaction costs of $29.8 million, mostly consisting of vendor and employment contract termination costs and investment banker and other professional fees, fully reflected in tangible book value at the completion of the merger. Such prospective financial information assumed a hypothetical June 30, 2026 closing date for the merger.

See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.

Interests of Certain Adirondack Directors and Executive Officers in the Merger

In considering the information contained in this proxy statement/prospectus, you should be aware that Adirondack’s directors and executive officers have interests in the mergers that are different from, or in addition to, the interests of Adirondack shareholders generally. The Adirondack board of directors was aware of these interests and considered them, among other things, in approving the merger agreement. These interests, to the extent material, are described below.

Director Appointment

The merger agreement provides that, at the effective time, Arrow shall appoint Mr. Arcuri to the board of directors of Arrow and Arrow Bank. Additionally, prior to the effective time, Arrow shall create an advisory board comprised of certain members of Adirondack’s executive management and board of directors, as determined by Arrow in its sole discretion after consultation with Adirondack.

Treatment of Adirondack Restricted Stock Awards

The merger agreement provides that, at least three (3) business days prior to the effective time, all restricted stock awards in respect of a share of Adirondack common stock under the Adirondack 2022 Restricted Stock Plan which are outstanding as of the date of the merger agreement will automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and, at the effective time, will be converted into, and become exchanged for the right to receive the merger consideration, less applicable tax withholdings. Messrs. Arcuri, Mohr, Clark and Buffa hold 15,000, 1,144, 1,144 and 1,144 unvested restricted stock awards, respectively, which will vest in connection with the mergers. The estimated value of Messrs. Arcuri, Mohr, Clark and Buffa’s restricted stock awards are $1,241,850, $94,712, $94,712 and $94,712, respectively, based on the closing price of Arrow’s common stock on the Nasdaq Global Select Market on February 25, 2026, the last trading day before the public announcement of the merger, whereby the merger consideration represented approximately $82.79 in value for each share of Adirondack common stock.

Current Agreements and Benefit Plans with Adirondack’s Executive Officers

Current Adirondack Employment Agreements. Adirondack Bank previously entered into an amended and restated employment agreement with each of Messrs. Arcuri, Buffa and Mohr (collectively, the “employment agreements”). In the event of a “change in control” (as defined in the employment agreements) of Adirondack or Adirondack Bank during the Employment Agreement’s term followed by the executive’s involuntary termination of employment without cause or upon the executive’s voluntary termination for “good reason” (as defined in the employment agreements), the executive would become entitled to: (i) a severance payment equal to three times the sum of the executive’s base salary (or executive’s base salary in effect immediately prior to the change in control, if higher) and the highest annual cash bonus earned by the executive for the three most recently completed annual performance periods prior to the change in control, payable in a lump sum within 30 days following the termination date, and (ii) at Adirondack Bank’s sole expense, the continuation of medical and dental coverage ceasing upon the earlier of: (A) thirty-six (36) months after executive’s termination date or (B) the date executive becomes a full-time employee of another employer, provided executive is entitled to benefits that are substantially similar to the health and welfare benefits provided by Adirondack Bank.

In connection with the execution of the merger agreement, Messrs. Arcuri, Buffa and Mohr each entered into a settlement and non-competition agreement with Adirondack Bank that cancelled the executive’s applicable employment agreement and quantified the estimated cash severance payment each executive will be entitled to receive at the effective time. The amount of cash severance payable to each executive is paid in exchange for (i) the termination of the Employment Agreement, (ii) the pro rata cash bonus payable based on an assumed June 30, 2026, closing date and (iii) as consideration for the non-competition and non-solicitation covenants. The amounts that would be payable to Messrs. Arcuri, Buffa and Mohr pursuant to the terms of their settlement and non-competition agreements are estimated to be approximately $2,001,909, $1,521,825 and $1,621,824, respectively.

Current Adirondack Supplemental Executive Retirement Plans. Messrs. Arcuri, Buffa, Clark and Mohr are each parties to a supplemental executive retirement plan, effective as of June 1, 2018, as amended, with Adirondack Bank (together, the “SERPs”). Each SERP is substantially identical and the normal retirement benefit under the SERP is a monthly benefit payable for fifteen years equal to, on an annual basis, $145,000 for Mr. Arcuri, $100,000 for Messrs. Clark and Buffa, and $150,000 for Mr. Mohr. Mr. Arcuri is fully vested in the normal retirement benefit, and Messrs. Buffa, Clark and Mohr are partially vested in their normal retirement benefit. Messrs. Mohr, Clark and Buffa will become fully vested in their respective normal retirement benefits upon a separation from service other than for cause or for no reason following a change in control.  If Messrs. Arcuri, Buffa, Clark or Mohr experience a separation from service other than for cause or for no reason following a change in control, the executive will receive their normal retirement benefit, payable in twelve equal monthly installments, beginning in the month immediately after executive’s separation from service with such benefit payable for fifteen years. In connection with the execution of the merger agreement, each SERP was amended to provide that Arrow may not amend the SERP to accelerate the timing of any payment under the SERP without the applicable executive’s consent.

Automobile. Pursuant to the terms of the merger agreement, Adirondack Bank will transfer ownership of a company-owned automobile to Mr. Mohr, with Mr. Mohr to be responsible for any taxes and tax withholding associated with the transfer of such automobile.

New Employment Agreements with Arrow

Concurrently with the signing of the merger agreement, Arrow entered into employment agreements with Messrs. Arcuri and Buffa on February 25, 2026 (collectively, the “new employment agreements”), which will be effective at the closing date. The new employment agreements each have a one-year initial term and shall renew for an unlimited number of additional terms unless either party provides notice of intent not to renew in writing within forty-five (45) days of the end of the applicable term. The new employment agreements provide that Mr. Arcuri will serve as Regional President of Arrow with an initial base salary of $250,000 and Mr. Buffa will serve as Regional Senior Lending Officer of Arrow with an initial base salary of $250,000. The employment agreements also provide for participation in Arrow’s annual bonus program and a severance payment in the event of a termination of employment without cause.

Governance of the Combined Company After the Merger

As discussed above in more detail under “Interests of Certain Adirondack Directors and Executive Officers in the Merger — Adirondack Director to Join Arrow and Arrow Bank Boards of Directors,” the merger agreement provides for certain arrangements related to the boards of directors of Arrow and Arrow Bank after the merger. Effective as of the holdco merger effective time, in accordance with the Arrow Bylaws, Arrow will appoint Rocco F. Arcuri, Sr. to the Board of Directors of Arrow and Arrow Bank.

The officers of Arrow as of immediately prior to the holdco merger effective time will be the officers of the surviving corporation, provided that Arrow will appoint Rocco F. Arcuri, Sr., as Regional President and John F. Buffa, as Regional Senior Lending Officer. In connection with these roles, Arrow has entered into an employment agreement with each of Messrs. Arcuri and Buffa, each of which agreement will become effective upon the completion of the mergers.

Accounting Treatment

Arrow and Adirondack prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Adirondack by Arrow under the acquisition method of accounting, and Arrow will be treated as the acquirer for accounting purposes.

Regulatory Approvals

To complete the merger, Arrow and Adirondack need to obtain approvals or consents from, or make filings with, or receive waivers of formal application and approval requirements from U.S. federal and state bank regulatory agencies. Subject to the terms of the merger agreement, Arrow and Adirondack have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, waivers, notices, petitions and filings (and in the case of the applications, waivers, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank mergers), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, waivers, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the OCC, and the NYDFS and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger, the holdco merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Arrow as the surviving entity in the merger.

Under the terms of the merger agreement, Arrow and Adirondack, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Arrow and its subsidiaries, taken as a whole, after giving effect to the mergers (a “materially burdensome regulatory condition”).

The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Adirondack shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

Arrow and Adirondack believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the surviving entity and its subsidiaries. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board and the OCC

The mergers are subject to the approval of the Federal Reserve Board under Section 3 of the BHC Act. The bank merger is subject to the approval of the OCC under the Bank Merger Act and the National Bank Act. In connection with the bank merger, Arrow Bank is also applying for the OCC’s approval to operate Adirondack Bank’s main office and branches as licensed branches of Arrow Bank under the Bank Merger Act.

The Federal Reserve Board and the OCC take into consideration a number of factors when acting on applications under the BHC Act and the Bank Merger Act and National Bank Act, respectively. These factors include the effect of the mergers on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity and earnings performance, as well as the competence, experience and integrity of the directors and officers, and the records of compliance with applicable laws and regulations) and future prospects of the combined company. The Federal Reserve Board and the OCC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

In considering an application under the respective provisions of the BHC Act, the Bank Merger Act and the National Bank Act, the Federal Reserve Board and the OCC also review the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the OCC must also take into account the record of performance of each of Arrow and Adirondack in meeting the credit needs of the respective communities, including low- and moderate-income neighborhoods, served by Arrow Bank and Adirondack Bank. As part of the application review process in merger transactions, the Federal Reserve Board and the OCC each may receive comment letters from members of the public. In their most recent CRA performance evaluations, Arrow Bank received an overall “satisfactory” regulatory rating, and Adirondack Bank received an overall “satisfactory” regulatory rating, under the CRA.

The initial submission of the application to the OCC occurred on April 14, 2026.

Arrow will seek a waiver from the Federal Reserve Board from application requirements associated with the mergers pursuant to 12 CFR 225.12(d), which authorizes the Federal Reserve Board to waive application requirements associated with a bank holding company merger or a bank holding company acquiring a new subsidiary bank if the transaction involves a bank merger and certain other conditions are met, including that the bank merger will be approved under the Bank Merger Act. If the Federal Reserve Board does not provide this waiver, Arrow will seek the requisite approval from the Federal Reserve Board to consummate the mergers.

NYDFS

The merger of Merger Sub with and into Adirondack requires the approval (or waivers of such approvals) of the NYDFS under the New York Banking Law. The merger of Adirondack with and into Arrow requires the approval of the NYDFS under the New York Banking Law. The initial submission of these applications to the NYDFS occurred on April 14, 2026.

Department of Justice

In addition to the Federal Reserve Board and the OCC, and any other state regulatory approvals, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze their effect on competition differently than the Federal Reserve Board or the OCC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Additional notifications and/or applications requesting approval may be submitted to various other regulatory authorities and self-regulatory organizations in connection with the mergers.

Stock Exchange Listing

Arrow common stock is listed for trading on Nasdaq under the symbol “AROW.”

Under the terms of the merger agreement, Arrow will cause the shares of Arrow common stock to be issued in the merger to be authorized for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Arrow nor Adirondack will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of Arrow common stock will continue to be traded on Nasdaq.

Dissenters’ Rights in the Merger

Arrow

Arrow shareholders are not entitled to dissenters rights under the NYBCL for the merger.

Adirondack

Adirondack shareholders are entitled to dissent from the merger and obtain the fair value of their Adirondack common stock in cash in accordance with the procedures established by New York law.

Sections 623 and 910 of the NYBCL provide that, if the merger is consummated, holders of Adirondack common stock who object to the merger in writing prior to the vote by the holders of Adirondack common stock on the Adirondack merger proposal and who follow the procedures specified in Section 623 (summarized below) will have the right to receive a cash payment of the fair value of their Adirondack common stock. A copy of Section 623 and Section 910 of the NYBCL is attached as Annex B to this proxy statement/prospectus. The procedures of Section 623 must be followed precisely. If they are not, a holder of Adirondack common stock will lose his, her or its right to dissent. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. Holders of Adirondack common stock exercising dissenters’ rights may not receive consideration equal to or greater than the value of the merger consideration to be issued to them in the merger. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the merger are not opinions as to, and do not in any way address, fair value under the NYBCL. Holders of Adirondack common stock exercising dissenters’ rights who receive a cash payment for their shares will, in most cases, be treated as having sold their shares for cash for federal, state and local income tax purposes.

The statutory procedures outlined below are complex. What follows is a summary, which is qualified in its entirety by reference to the full text of Section 623 and Section 910 of the NYBCL. Holders of Adirondack common stock wishing to exercise their dissenters’ rights should consult with their legal advisors to ensure that they fully and properly comply with the requirements of New York law.

If any holder of shares of Adirondack common stock who exercises dissenters’ rights withdraws or loses (through failure to perfect or otherwise) the right to obtain payment for such holder’s shares under Sections 623 and 910 of the NYBCL, then such Adirondack shareholder’s shares will be converted, or will be treated as if they had been converted, into the right to receive the merger consideration, without interest and subject to any applicable withholding of taxes if the merger is completed. Adirondack will not provide you with any notice regarding your dissenters’ rights other than as described in this proxy statement/prospectus and the notice of special meeting included with this proxy statement/prospectus.

Requirements for Exercising Dissenters’ Rights

Any holder of Adirondack common stock will have the right to receive a cash payment of the fair value of his, her or its Adirondack common stock and the other rights and benefits provided in Sections 623 and 910, if such Adirondack shareholder:

•	does not vote in favor of the adoption of the merger agreement; and

•	files with Adirondack a written objection to the merger prior to the vote by the holders of Adirondack common stock on the Adirondack merger proposal. The written objection must include:

o	notice of the holder of Adirondack common stock’s election to dissent;

o	the name and residence address of the dissenting holder of Adirondack common stock;

o	the number of shares of Adirondack common stock as to which the holder of such common stock dissents; and

o	a demand for payment of the fair value of such Adirondack common stock if the merger agreement is adopted and the merger is consummated.

A vote against the Adirondack merger proposal will not satisfy the requirement of filing a written objection. Failure to vote against the Adirondack merger proposal will not waive an Adirondack shareholder’s right to receive payment if the Adirondack shareholder has filed a written objection in accordance with Section 623 and has not voted in favor of the Adirondack merger proposal. If an Adirondack shareholder abstains from voting on the Adirondack merger proposal, this will not waive his, her or its dissenter’s rights so long as the appropriate written objection to the merger is properly and timely filed.

Since a signed and dated proxy left blank will be voted for the Adirondack merger proposal, any Adirondack shareholder who wishes to exercise his, her or its dissenter’s rights must either vote against the Adirondack merger proposal, abstain or not submit a signed and dated proxy without a voting instruction. Written objection at this time may not be required from any Adirondack shareholder to whom Adirondack did not give proper notice of the special meeting of Adirondack shareholders contemplated by this proxy statement/prospectus.

A holder of Adirondack common stock may not dissent as to less than all Adirondack common stock held of record that he or she owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of Adirondack common stock as to less than all Adirondack common stock of such owner held of record by the nominee or fiduciary.

All written objections to the merger and notices of election to dissent should be addressed to:

Adirondack Bancorp, Inc.
185 Genesee Street
Utica, NY 13501
Attention: J. Daniel Mohr, Executive Vice President, Chief Financial Officer and Chief Operating Officer

If the Adirondack merger proposal is approved by holders of Adirondack common stock, then within ten days after such approval, Adirondack will give written notice of the approval by registered mail to each holder of Adirondack common stock who filed a timely written objection or from whom objection was not required, except for any Adirondack shareholder who voted in favor of the Adirondack merger proposal. Any holder of Adirondack common stock from whom objection was not required and who elects to dissent must file with Adirondack, within 20 days after the giving of notice to him, her or it, a written notice of election to dissent, stating his, her or its name and residence address, the amount of Adirondack common stock as to which he, she or it dissents and a demand for payment of the fair value for his, her or its Adirondack common stock.

Either at the time of filing of the notice of election to dissent or within one month thereafter, a dissenting Adirondack shareholder must submit the certificates representing his, her or its dissenting Adirondack shares to Adirondack or its transfer agent. Adirondack will note conspicuously on the certificates that a notice of election has been filed and will then return the certificates to the Adirondack shareholder. Any Adirondack shareholder who fails to submit his, her or its certificates for notation within the required time shall, at the option of Adirondack upon written notice to such Adirondack shareholder within 45 days from the date of filing such notice of election to dissent, lose his, her or its dissenter’s rights unless a court, for good cause shown, otherwise directs.

Within 15 days after the expiration of the period within which Adirondack shareholders may file their notices of election to dissent, or within 15 days after the completion of the merger, whichever is later (but in no case later than 90 days after Adirondack shareholders approve the Adirondack merger proposal), the surviving corporation will make a written offer by registered mail to each Adirondack shareholder who has filed a notice of election, to pay for his, her or its dissenting shares at a specified price, which the surviving corporation considers to be their fair value. If the merger has occurred, the surviving corporation must accompany the offer by an advance payment to each Adirondack shareholder who has submitted his, her or its stock certificates of an amount equal to 80% of the amount of the offer. Acceptance of such payment does not constitute a waiver of any dissenters’ rights. The offer must be made at the same price per share to all the dissenting Adirondack shareholders. If, within 30 days after the making of an offer, the surviving corporation and any dissenting Adirondack shareholders agree on the price to be paid for dissenting shares, the balance of payment for the shares must be made within 60 days after the making of the offer or the completion of the merger, whichever is later, and upon surrender of the certificates representing such shares of Adirondack common stock.

If the surviving corporation fails to make an offer to dissenting Adirondack shareholders within the 15-day period described above, or if it makes the offer and any dissenting Adirondack shareholder fails to agree with the surviving corporation within 30 days thereafter upon the price to be paid for his, her or its shares, the surviving corporation is required, within 20 days after the expiration of whichever is the applicable of the two periods, to institute a special proceeding in the supreme court in the judicial district in which the office of the surviving corporation is located to determine the rights of dissenting Adirondack shareholders and to fix the fair value of their shares. If the surviving corporation fails to institute a proceeding within the 20-day period, any dissenting Adirondack shareholder may institute a proceeding for the same purpose not later than 30 days after the expiration of the 20-day period. If a dissenting Adirondack shareholder does not institute a proceeding within the 30-day period, all dissenters’ rights are lost unless the court, for good cause shown, otherwise directs.

During each proceeding, the court will determine whether each dissenting Adirondack shareholder is entitled to receive payment for his, her or its shares and, if so, will fix the value of such shares, which will be the fair value, as of the close of business on the day prior to the date Adirondack shareholders voted to approve the Adirondack merger proposal, taking into consideration the nature of the transaction giving rise to the Adirondack shareholder’s right to receive payment for his, her or its dissenting shares and its effects on the surviving corporation and Adirondack’s shareholders, the concepts and methods then customary in relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court will determine the fair value of the shares without a jury and without referral to an appraiser or referee. The court will also include an allowance for interest on such amount to be paid from the completion of the merger to the date of payment at such rate as the court finds equitable, taking into account all relevant factors, including the rate of interest that the surviving corporation would have had to pay to borrow money during the pendency of the proceeding, unless the court finds that an Adirondack shareholder’s refusal to accept Adirondack’s or the surviving corporation’s offer of payment was arbitrary, vexatious or otherwise not in good faith, in which case no interest will be awarded.

Each party to such proceeding will bear such party’s own costs and expenses. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by Adirondack or the surviving corporation against any or all of the dissenting Adirondack shareholders who are parties to the proceeding, if the court finds that the Adirondack shareholder’s refusal to accept the surviving corporation’s offer was arbitrary, vexatious or otherwise not in good faith, in which case Adirondack’s or the surviving corporation’s costs may, in the discretion of the court, be assessed against any or all dissenting Adirondack shareholders who are parties to such proceeding. The court, in its discretion, may also apportion or assess any part of the dissenting Adirondack shareholder’s costs against the surviving corporation if it finds that the fair value of the shares as determined materially exceeds the amount that the surviving corporation offered to pay, or that no offer or advance payment was made by the surviving corporation, or that the surviving corporation failed to institute such special proceeding within the specified period, or that the action of Adirondack in complying with its obligations under Section 623 was arbitrary, vexatious or otherwise not in good faith. Within 60 days following the final determination of the proceeding, the surviving corporation will pay to each dissenting Adirondack shareholder the amount found to be due him or her, upon the Adirondack shareholder’s surrender of all certificates representing dissenting shares.

The enforcement by an Adirondack shareholder of his, her or its right to receive payment for shares in accordance with Section 623 excludes the enforcement by such Adirondack shareholder of any other right to which he, she or it might otherwise be entitled by virtue of his, her or its ownership of shares (unless the Adirondack shareholder withdraws his, her or its notice of election or the merger is abandoned), except that the Adirondack shareholder will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the merger will be or is unlawful or fraudulent as to him or her. An Adirondack shareholder’s notice of election may be withdrawn at any time prior to his, her or its acceptance in writing of an offer to purchase his, her or its dissenting shares by Adirondack, but no withdrawal may be made later than 60 days from the completion of the merger (unless Adirondack failed to make a timely offer, in which case a withdrawal may be made no later than 60 days after such offer is made) without the written consent of the surviving corporation. In order for a withdrawal of an Adirondack shareholder’s notice of election to be effective, it must be accompanied by a return to Adirondack of any advance payment made to such Adirondack shareholder.

If the Adirondack merger proposal is approved by the requisite vote of the shareholders of Adirondack at the Adirondack special meeting, then following the closing of the merger, Arrow will assume the obligations of Adirondack under Sections 623 and 910.

The foregoing does not purport to be a complete statement of the provisions of NYBCL relating to statutory dissenters’ rights and is qualified in its entirety to the dissenters rights provisions, which are reproduced in full in Annex B to this proxy statement/prospectus and which are incorporated herein by reference. If any Adirondack common shareholder intends to dissent, or if such shareholder believes that dissenting might be in his, her or its best interests, such shareholder should read Annex B carefully.

Lock-Up Agreements with Certain Adirondack Shareholders

Simultaneously with the execution of the merger agreement, Arrow entered into a lock-up agreement with certain shareholders of Adirondack. Pursuant to the lock-up agreement, such shareholder has agreed, among other things, to (i) not sell or dispose of any shares of Arrow common stock received by or to be received by the shareholder pursuant to the Agreement for 180 days following the effective time; and (ii) collectively with all other shareholders subject to a lock-up agreement, not sell or dispose of more than 10,000 shares of Arrow common stock received by or to be received by the shareholder pursuant to the merger agreement on any single trading day between 181 days and 365 days following the effective time.

THE MERGER AGREEMENT

This section of the proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Arrow or Adirondack. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Arrow makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Arrow and Adirondack contained in this proxy statement/prospectus or in the public reports of Arrow filed with the SEC may supplement, update or modify the factual disclosures about Arrow and Adirondack contained in the merger agreement. The merger agreement contains representations and warranties by Adirondack, on the one hand, and by Arrow and Merger Sub, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Arrow, Merger Sub, and Adirondack were made solely for the benefit of the parties to the merger agreement and are qualified and subject to important limitations agreed to by Arrow, Merger Sub, and Adirondack in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed by Arrow with the SEC, and some are qualified by the matters contained in the confidential disclosure schedules that Arrow and Adirondack each delivered in connection with the merger agreement and certain documents filed by Arrow with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Arrow and Adirondack at the time they were made or otherwise.

Structure of the Merger

Each of Arrow’s and Adirondack’s respective board of directors has unanimously approved and adopted the merger agreement. In the merger, Merger Sub will merge with and into Adirondack, with Adirondack as the surviving entity. In the holdco merger, which will occur as soon as reasonably practicable following the merger, Adirondack, as the surviving entity of the merger, will merge with and into Arrow, with Arrow as the surviving entity. Following the holdco merger, at such time as Arrow elects, Adirondack Bank will merge with and into Arrow Bank, with Arrow Bank as the surviving entity.

Prior to the consummation of the merger, Arrow and Adirondack may, by mutual agreement, change the method or structure of effecting the combination of Arrow and Adirondack if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change may (i) alter or change the exchange ratio or the number of shares of Arrow common stock received by Adirondack shareholders in exchange for each share of Adirondack common stock or the cash consideration; (ii) adversely affect the tax treatment of Arrow’s or Adirondack’s respective shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of Arrow or Adirondack pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Each share of Adirondack common stock issued and outstanding immediately prior to the effective time, except for dissenting shares or shares of Adirondack common stock owned by Adirondack as treasury shares or owned by Arrow or Adirondack (in each case other than shares of Adirondack common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), will be converted into the right to receive (a) 1.8610 shares of Arrow common stock, and (b) $18.72 in cash.

If, prior to the effective time, the outstanding shares of Arrow common stock or Adirondack common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Arrow and Adirondack shareholders the same economic effect as contemplated by the merger agreement prior to such event.

Dissenters’ Rights

Holders of Arrow common stock do not have appraisal rights under the NYBCL with respect to the transactions contemplated by this proxy statement/prospectus.

Sections 623 and 910 of the NYBCL provide that, if the merger is consummated, holders of Adirondack common stock who object to the merger in writing prior to the vote by the holders of Adirondack common stock on the adoption of the agreement and who follow the procedures specified in Section 623 will have the right to receive cash payment of the fair value of their Adirondack common stock. A copy of Sections 623 and Section 910 of the NYBCL is attached as Annex B to this proxy statement/ prospectus. The express procedures of Section 623 must be followed precisely, otherwise a holder of Adirondack common stock will lose their right to dissent. Further, the “fair value” of Adirondack common stock may require judicial proceedings to be determined, the results of which cannot be predicted. Thus, we cannot assure that holders of Adirondack common stock choosing to exercise appraisal rights will receive consideration equal to or greater than the value of the merger consideration paid to them following completion of the merger.

Fractional Shares

Arrow will not issue any fractional shares of Arrow common stock in the merger. Instead, Arrow will pay to each former holder of Adirondack common stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Arrow common stock on Nasdaq for the consecutive period of ten (10) full trading days ending on the day preceding the merger closing date by (ii) the fraction of a share (after taking into account all shares of Adirondack common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of Arrow common stock which such holder would otherwise be entitled to receive.

Governing Documents

The certificate of incorporation and bylaws of Arrow, as in effect immediately prior to the holdco merger effective time, will be the certificate of incorporation and bylaws of the surviving entity until it may thereafter be amended in accordance with its terms and applicable law.

Treatment of Adirondack Restricted Stock Awards

The merger agreement provides that, at least three (3) business days prior to the effective time, all restricted stock awards, in respect of a share of Adirondack common stock under the Adirondack equity incentive plan which are outstanding as of the date of the merger agreement, will automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and, at the effective time, will be converted into, and become exchanged for the right to receive the merger consideration, less applicable tax withholdings.

Closing and Effective Time of the Merger

The merger will become effective at such date and time as set forth in the certificate of merger to be filed with the New York Department of State and the articles of merger to be filed with the Maryland State Department of Assessments and Taxation. The closing will occur remotely by electronic exchange of documents at 10:00 a.m., New York City time on (a) the last business day of the first month in which all of the conditions set forth in the merger agreement are satisfied or, if permitted by applicable law, waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as Arrow and Adirondack may mutually agree in writing after all such conditions have been satisfied or, if permitted by applicable law, waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof).

Exchange of Shares

Exchange Procedures

As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, Arrow will cause the exchange agent to mail to each holder of record of one (1) or more old certificates representing shares of Adirondack common stock immediately prior to the effective time that have been converted into the right to receive the merger consideration a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for new certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificates or, at Arrow’s option, evidence of shares in book-entry form) representing the number of whole shares of Arrow common stock, the cash consideration, and any cash in lieu of fractional shares, which the shares of Adirondack common stock represented by such old certificate(s) will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.

If an old certificate for Adirondack common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Arrow or the exchange agent, the posting of a bond in an amount as Arrow or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no further transfers on the stock transfer books of Adirondack of the shares of Adirondack common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Arrow, as the surviving entity, will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the merger consideration and any cash in lieu of fractional shares, any dividends or distributions or any other consideration payable under the merger agreement to any holder of Adirondack common stock or Adirondack restricted stock awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to Arrow common stock will be paid to the holder of any unsurrendered old certificate representing shares of Adirondack common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which theretofore had become payable with respect to the whole shares of Arrow common stock, which the shares of Adirondack common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by Arrow and Merger Sub to Adirondack and Adirondack to Arrow and Merger Sub relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;
•	reports to regulatory agencies;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;
•	legal proceedings;
•	tax matters;
•	employee matters and employee benefit matters;
•	compliance with applicable laws;
•	certain contracts;
•	agreements with regulatory agencies;
•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;
•	real property;
•	intellectual property and computer systems;
•	related party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that would prevent the merger and holdco merger, taken together, from qualifying as a reorganization under Section 368(a) of the Code;
•	opinions from each party's respective financial advisor;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;
•	loan portfolio matters;
•	insurance matters;
•	subordinated indebtedness;
•	no investment advisor subsidiaries or broker-dealer subsidiaries; and
•	the absence of additional representations or warranties.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Arrow and Adirondack, respectively, and (ii) with respect to representations and warranties by Arrow and Merger Sub, qualified by the reports of Arrow filed with the SEC during the period from January 1, 2023 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the “Risk Factors” section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of Arrow, Merger Sub and Adirondack are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Arrow or Adirondack, or Arrow as the surviving entity in the holdco merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;
•	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;
•	changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;
•	changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event;

•	public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers, clients, employees or other business relationships) (however, the foregoing will not apply for purposes of certain representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger, the holdco merger or the bank merger, or (iii) employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;
•	a decline in the trading price of a party’s common stock, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or
•	the expenses incurred by Arrow and Adirondack in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement; except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the Merger

Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Arrow and Adirondack will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, (c) use reasonable best efforts to achieve full compliance with any outstanding regulatory agreement, (d) use reasonable best efforts to address any finding in, and complete any recommended or required remedial action set forth in, any prior or future internal or external audit report relating to any law or compliance areas, and (e) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Arrow or Adirondack to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Adirondack will not take, and will not permit any of its subsidiaries to, without the prior written consent of Arrow (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•	other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months (other than borrowings pursuant to the Federal Home Loan Bank 0% Development Advance Program) and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Adirondack or any of its wholly-owned subsidiaries to Adirondack or any of its wholly-owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

•	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except Adirondack Bank may declare, set aside and pay dividends to Adirondack only to the extent required to service the debt obligations of Adirondack, subject to any required regulatory approval;

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Adirondack or any of its subsidiaries;

•	issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Adirondack or its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Adirondack or its subsidiaries;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

•	except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly- owned subsidiary of Adirondack;

•	in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Adirondack contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Adirondack, or enter into any contract that would constitute an Adirondack contract if it were in effect on the date of the merger agreement;

•	except as required under the terms of any Adirondack benefit plan existing as of the date of the merger agreement, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be an Adirondack benefit plan if in effect on the date of the merger agreement, (ii) amend (whether in writing or orally) any Adirondack benefit plan, except to comply with applicable law or the merger agreement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for base salary or wage increases for employees (other than directors or executive officers) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses or incentive compensation to be awarded in accordance with the terms and amounts previously disclosed, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) assuming receipt of any required regulatory approval(s), negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, except as previously disclosed, (vii) assuming receipt of any required regulatory approval(s), fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) assuming receipt of any required regulatory approval(s), hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Adirondack or any of its subsidiaries;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Adirondack or its subsidiaries or the surviving entity;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger and the holdco merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation, its bylaws or comparable governing documents of its significant subsidiaries;

•	materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	purchase or otherwise acquire any investment security for its own account having a maturity date greater than three (3) years;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

•	(i) enter into any new line of business or (ii) except for any loan that has not been funded as of the date of the merger agreement and has been disclosed to Arrow, make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with Adirondack loan policies and procedures in effect as of the date of the merger agreement, provided however, that the prior notification and approval of Arrow is required for any new loan made that is $2,000,000 or greater (consent will be deemed given unless Arrow objects within seventy-two (72) hours of receiving a notification from Adirondack);

•	take any action that is intended or expected to result in any of representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger set forth in the merger agreement not being satisfied, or in a violation of any provision of the merger agreement;

•	merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries;

•	make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by law or requested by a governmental entity;

•	make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $25,000 individually or $100,000 in the aggregate;

•	make, change or revoke any material tax election, adopt or change any material tax accounting method, file any material amended tax return, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets;

•	increase the size of the Adirondack or Adirondack Bank board of directors and/or appoint new directors thereto;

•	establish any accounts or relationships with any cannabis-related business, including opening any deposit or checking account or originating any loan to any cannabis-related business; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Arrow will not take, and will not permit any of its subsidiaries to, without the prior written consent of Adirondack (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•	adjust, split, combine or reclassify any capital stock;

•	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by Arrow at a rate paid in the ordinary course of business and increases thereto in the ordinary course of business, (ii) dividends paid by any of the subsidiaries of Arrow to Arrow or any of its wholly-owned subsidiaries, (iii) Arrow Bank may declare, set aside and pay dividends to Arrow, or (iv) the acceptance of shares of Arrow common stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

•	except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly- owned subsidiary of Arrow;

•	settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Arrow or its subsidiaries or the surviving entity, or (ii) in a material claim, suit, action or proceeding where Arrow is the plaintiff;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its articles of incorporation, its bylaws or comparable governing documents of its significant subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

•	take any action that is intended or expected to result in any of the representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger set forth in the merger agreement not being satisfied, or in a violation of any provision of the merger agreement;

•	merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•	make, change or revoke any material tax election, adopt or change any material tax accounting method, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

Arrow and Adirondack have agreed to cooperate with each other and use their respective best efforts to promptly prepare and file all necessary documentation, to effect all applications, waivers, notices, petitions and filings (and, in the case of the regulatory applications or waiver requests to the Federal Reserve Board, OCC, and the NYDFS, as necessary, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, the holdco merger and the bank merger).

Each of Arrow and Adirondack has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will Adirondack or Arrow, or any of their respective subsidiaries be required, and neither Adirondack or Arrow, nor any of their respective subsidiaries will be permitted (without the written consent of Arrow), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, waivers, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Arrow and its subsidiaries, taken as a whole, after giving effect to the merger.

Arrow and Adirondack have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, as well as to consult with each other and keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

To the extent permitted by applicable law, Arrow and Adirondack have also agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent, waiver or approval is required for consummation of the transactions contemplated by this merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Employee Matters

The merger agreement provides that employees of Adirondack (or an Adirondack subsidiary) that are (i) employed by the surviving entity (a “continuing employee”) during the period from the closing date to the first anniversary of the closing date (the “continuation period”), and (ii) not subject to a retention agreement, will receive annual cash incentive opportunities from the surviving entity. As of the effective time, during the continuation period, all continuing employees will receive employee benefits and health insurance that are substantially similar in the aggregate to the employee benefits and health insurance provided to employees of Arrow and its subsidiaries, except for any defined benefit pension plan.

Employees of Adirondack and its subsidiaries who are not employed by Arrow or any of its subsidiaries as of the effective time will be entitled to receive (from Adirondack or its subsidiaries), prior to the effective time, (i) severance benefits in a lump sum, and (ii) accrued but unused paid time-off (excluding sick leave) as of the effective time.

The merger agreement also provides that employees of Adirondack and its subsidiaries may be offered retention bonuses to remain employed by Arrow or any of its subsidiaries for a specified period following the effective time, and would receive the same base salary as in effect immediately prior to the effective time. At the end of each such employee’s specified retention period, if such employee has not voluntarily terminated employment nor been terminated for cause, he or she will be entitled to receive from Arrow or its subsidiaries (i) the amount of his or her retention bonus, (ii) severance benefits in a lump sum, and (iii) accrued but unused paid time-off (excluding sick leave) as of the effective time. Alternatively, employees of Adirondack and its subsidiaries who are offered retention bonuses but decline such bonus and employment with Arrow or one of its subsidiaries will not be entitled to a retention bonus, severance benefits, or the payment of any accrued but unused paid time-off.

The merger agreement also provides that, with respect to any employee benefit plans of Arrow or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Arrow and its subsidiaries will:

•	waive all pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans;

•	provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under an Adirondack benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous Adirondack benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plan; and

•	recognize all service of such employees with Adirondack and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous Adirondack benefit plan prior to the effective time for purposes of eligibility, participation and vesting (but not for purpose of benefit accrual).

The merger agreement provides that the foregoing service recognition will not apply (i) to the extent it would result in duplication of benefits for the same period of service, (ii) for purposes of any defined benefit pension plan or (iii) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

Unless otherwise agreed to by Arrow and Adirondack, at least ten (10) days prior to the closing date, Adirondack will terminate the Adirondack Bank 401(k) Plan, effective as of the day immediately prior to the closing date and contingent upon the occurrence of the closing. At least two (2) business days prior to the closing date, Adirondack will provide Arrow with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Arrow). Adirondack will take all necessary actions to make all employee and employer contributions to the Adirondack Bank 401(k) Plan on behalf of each continuing employee in respect of all periods of service ending on or prior to the closing date.

Continuing employees will be eligible to participate, as of the effective time, in a 401(k) plan sponsored or maintained by Arrow or one of its subsidiaries with no gap in participation in any tax-qualified defined contribution plan. Additionally, continuing employees may make rollover contributions to such 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in kind benefits (if permitted by the plan), outstanding participant loans or a combination thereof.

As of the effective time, Arrow will (i) for continuing employees, assume and honor any vacation or personal time off (excluding all sick leave) (“PTO”) that has accrued but is unused as of the effective time under the applicable policies of Adirondack and its subsidiaries) (including any PTO carried over from a prior year in accordance with Adirondack’s PTO policies); (ii) provide additional accruals to continuing employees following the effective time under Arrow’s PTO policy in the same manner as provided to employees of Arrow or its subsidiaries; and (iii) recognize all service of any continuing employee with Adirondack and its subsidiaries for purposes of determining PTO under Arrow’s PTO policy. In addition, all supplemental executive retirement plans that Adirondack and its subsidiaries have with their respective current and former officers, directors and employees, will be assumed and honored by Arrow.

Prior to the effective time, Adirondack will pay to each employee whose employment is terminated as of the closing date a lump sum cash amount equal to the value of such employee’s accrued but unused PTO (excluding all accrued sick leave), less any applicable taxes. Adirondack will also provide continued health insurance (as required by law under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”)) to such terminated employees, provided such terminated employee timely elects COBRA and pays for all COBRA premiums. Adirondack Bank will transfer ownership of its company-owned automobiles to specified individuals, including the responsibility for any taxes and tax withholding associated with the transfer of such automobiles, which such individuals must pay, in full, prior to the effective time.

To each eligible continuing employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments whose employment is terminated involuntarily on or within twelve (12) months following the closing date, Arrow, as the surviving entity, will provide (i) severance benefits in a lump sum, and (ii) continued health insurance under COBRA, provided such terminated employee timely elects COBRA and pays for all COBRA premiums. Adirondack’s and Arrow’s obligations to provide the above severance benefits are subject to the terminated employee’s execution (and non-revocation) of a release of claims.

Nothing in the merger agreement will confer upon any employee, officer, director, independent contractor or consultant of Adirondack or any of its subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, Adirondack, Arrow or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving entity, Adirondack, Arrow or any subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Adirondack or any of its subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Except as specifically provided in the merger agreement and disclosed above, nothing in the merger agreement will be deemed to (i) establish, amend, or modify any Adirondack benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the surviving entity or any of its subsidiaries or affiliates to amend, modify or terminate any particular Adirondack benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Nothing in the merger agreement, express or implied, will confer upon any person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Adirondack or any of its subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.

Director and Officer Indemnification and Insurance

The merger agreement provides that from and after the effective time, Arrow, as the surviving entity in the merger, will indemnify and hold harmless all present and former directors and officers of Adirondack and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director or officer of Adirondack or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the mergers, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by Adirondack pursuant to the Adirondack or Adirondack Bank articles of incorporation and bylaws; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires Arrow, as the surviving entity in the merger, to maintain for a period of up to six (6) years after consummation of the merger, “tail” coverage relating to Adirondack’s existing directors’ and officers’ liability insurance policy, in such amount and with terms and conditions that are no less advantageous than the directors and officers liability policy of Adirondack as of the date of the merger agreement. Arrow, however, is not required to spend annually more than two hundred percent (200%) of the current premium for Adirondack’s existing directors and officers liability insurance policy, which we refer to as the premium cap, however, if Arrow is unable to obtain and maintain such policy as a result of such limitations, it will obtain as much comparable insurance as is available at such time for the premium cap. Arrow may substitute for the tail coverage policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous with respect to claims arising from facts or circumstances which occur prior to the effective date of the merger covering persons who are covered by such insurance immediately prior to the effective date.

Restructuring Efforts

The merger agreement provides that if Adirondack fails to obtain the required vote of Adirondack shareholders to approve the Adirondack merger proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the exchange ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Adirondack as provided for in the merger agreement, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its shareholders for approval.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of Arrow common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, corporate governance, coordination and cooperation between the parties prior to the effective time, and public announcements with respect to the transactions contemplated by the merger agreement.

Combined Company Governance

Boards of Directors and Committees of the Combined Company and the Combined Bank

The merger agreement provides for certain arrangements related to the boards of directors of Arrow and Arrow Bank after the merger that are described below.

At the holdco merger effective time of the merger, and in accordance with the Arrow bylaws, Arrow will appoint Rocco F. Arcuri, Sr. to the board of directors of Arrow and Arrow Bank.

Additionally, prior to closing, Arrow will create an advisory board comprised of certain members of Adirondack’s executive management and board of directors that will be selected by Arrow after consultation with Adirondack. Arrow’s existing standing committees (audit, compensation, governance and executive) will remain unchanged as a result of the merger.

Management of the Combined Company after the Merger

As of the effective time, the current executive officers of Arrow and Arrow Bank will continue to serve as the surviving entities’ executive officers in their same positions, provided that Rocco F. Arcuri, Sr., President and Chief Executive Officer of Adirondack and Adirondack Bank, and John F. Buffa, Chief Lending Officer of Adirondack and Adirondack Bank will be appointed to serve as the Regional President and the Regional Senior Lending Officer, respectively, of the surviving entities.

Adirondack Meeting; Recommendation of Adirondack’s Board of Directors

Adirondack has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the merger agreement as soon as reasonably practicable but no later than forty-five (45) days after this Registration Statement on Form S-4 is declared effective. Such meeting may be held virtually, subject to applicable law and the organizational documents of Adirondack.

Adirondack and its boards of directors have agreed to use reasonable best efforts to obtain the requisite vote from Adirondack’s shareholders, including by communicating to shareholders the Adirondack board’s recommendation that shareholders approve the merger agreement (the “board recommendation”). Adirondack and its boards of directors have agreed to not (i) withhold, withdraw, modify or qualify in a manner adverse to Arrow the board recommendation, (ii) fail to make the board recommendation, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the board recommendation within ten (10) business days (or such fewer number of days as remains prior to the Adirondack shareholder meeting) after an acquisition proposal is made public or any request by Arrow to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).

However, subject to certain termination rights described in “—Termination of the Merger Agreement” below, if the Adirondack board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the board recommendation, then, prior to the receipt of the requisite Adirondack vote, the board of directors may submit the merger agreement to its shareholders without the board recommendation and may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) such action is taken in response to an acquisition proposal that is not withdrawn as of the time of taking such action and such acquisition proposal constitutes a superior proposal and did not result from a breach by Adirondack, and (ii) Adirondack’s board of directors (A) gives Arrow at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including the basis for determining that such acquisition proposal constitutes a superior proposal and the latest material terms and conditions of, and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof), (B) during such three (3) business day period, Adirondack has considered and negotiated (and has caused its representatives to consider and negotiate) with Arrow in good faith (to the extent that Arrow desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of the merger agreement, and (C) at the end of such period, takes into account any amendment or modification to the merger agreement proposed by Arrow (if applicable) and, after receiving the advice of Adirondack’s outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the board recommendation, and (y) such acquisition proposal continues to constitute a superior proposal.

Agreement Not to Solicit Other Offers

Adirondack has agreed that it will, and will cause its subsidiaries and officers, directors, employees, agents, advisors and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Arrow with respect to any acquisition proposal.

Adirondack has agreed that it will not, and will cause its subsidiaries and officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, other than its representatives and Arrow and Arrow’s representatives, or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Adirondack and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Adirondack or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Adirondack, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Adirondack or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Adirondack, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Adirondack or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Adirondack.

For purposes of the merger agreement, a “superior proposal” means, with respect to Adirondack, any unsolicited bona fide written offer or proposal made by a third party to consummate an acquisition proposal that Adirondack’s board of directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors); (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Adirondack’s common stock or all, or substantially all, of the assets of Adirondack; (ii) would result in a transaction that (a) involves consideration to the holders of the shares of Adirondack’s common stock that is, after accounting for payment of the termination fee that may be required (as described below in “––Termination Fee”), more favorable from a financial point of view than the merger consideration to be paid to Adirondack’s shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining financing, and (b) is, in light of the other terms of such proposal, more favorable to Adirondack’s shareholders than the merger and the other transactions contemplated by the merger agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Adirondack shareholder vote, Adirondack receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the Adirondack board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (i) such acquisition proposal constitutes or is reasonable likely to lead to a superior proposal, and (ii) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, Adirondack has provided such information to Arrow and entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Adirondack and Arrow, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Adirondack.

Adirondack has also agreed to (i) promptly (within twenty-four (24) hours) advise Arrow following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide Arrow with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep Arrow apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii)(a) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which Adirondack or any of its subsidiaries is a party, and (b) request and confirm the return or destruction of any confidential information provided to any person pursuant to any such agreement within five (5) business days after the date thereof.

Conditions to Complete the Merger

Arrow and Adirondack’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:

•	the approval of the merger agreement by the requisite vote of the shareholders of Adirondack;
•	the authorization for listing on Nasdaq of the shares of Arrow common stock to be issued in the merger;
•	the receipt of required regulatory approvals, without the imposition of any materially burdensome regulatory condition;
•	the effectiveness of the registration statement of which of which this proxy statement/prospectus is a part;
•	the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger or any of the other transactions contemplated by the merger agreement illegal;
•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement and certain other exceptions;
•	the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and
•	receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger and the holdco merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, Arrow’s obligation to complete the merger is also subject to holders of fewer than five percent (5%) of the outstanding shares of Adirondack common stock perfecting their appraisal rights under applicable New York law.

Neither Arrow nor Adirondack can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Adirondack vote, in the following circumstances:

•	by mutual written consent of Arrow and Adirondack;
•	by either Arrow or Adirondack if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the holdco merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the holdco merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;
•	by either Arrow or Adirondack if the merger has not been completed on or before February 25, 2027 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•	by either Arrow or Adirondack (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Adirondack, in the case of a termination by Arrow, or Arrow or Merger Sub, in the case of a termination by Adirondack, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);
•	by Arrow if, prior to the receipt of the requisite Adirondack shareholder vote, (i) Adirondack or the board of directors of Adirondack has made a recommendation change or (ii) Adirondack or the board of directors of Adirondack has breached its obligations in any material respect relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the board recommendation;
•	by either Arrow or Adirondack if, following the Adirondack special meeting (including any adjournments or postponements thereof), if Adirondack (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Adirondack board recommendation, and (ii) failed to obtain the requisite Adirondack vote at the Adirondack special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken;; or
•	by Adirondack if, without Adirondack breaching its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the board recommendation, Adirondack or Adirondack Bank contemporaneously enters into a definitive agreement with a third party providing a superior proposal.

Neither Arrow nor Adirondack is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Arrow common stock or Adirondack common stock.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) none of Arrow, Adirondack or Merger Sub will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information, public announcement and the termination fee described below.

Termination Fee

Adirondack will pay Arrow a termination fee equal to $3,619,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•	if, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Adirondack board of directors or Adirondack’s senior management, or to Adirondack shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Adirondack shareholder meeting) an acquisition proposal, and (i)(a) thereafter the merger agreement is terminated by either Arrow or Adirondack because the merger has not been completed prior to the termination date, and Adirondack has not obtained the requisite shareholder vote but all other conditions to Adirondack’s obligation to complete the merger had been or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Arrow based on a willful breach of the merger agreement by Adirondack that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, Adirondack enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Arrow on the earlier of the date Adirondack enters into such definitive agreement and the date of consummation of such transaction.

•	if the merger agreement is terminated by Arrow pursuant to the fifth bullet set forth under “—Termination of the Merger Agreement” above, or by Adirondack pursuant to the seventh bullet set forth under “—Termination of the Merger Agreement” above. In either case, the termination fee must be paid to Arrow within two (2) business days of the date of termination.

The termination fee constitutes liquidated damages and is not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of Arrow in the event of a termination of the merger agreement under the specified circumstances.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Adirondack shareholder vote, except that after the receipt of such vote, there may not be, without further approval of Adirondack shareholders, any amendment to the merger agreement that requires such further approval under applicable law.

At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of Arrow or Merger Sub, in the case of Adirondack, or Adirondack, in the case of Arrow, (ii) waive any inaccuracies in the representations and warranties of Arrow or Merger Sub, in the case of Adirondack, or Adirondack, in the case of Arrow, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite Adirondack shareholder vote, there may not be, without further approval of Adirondack shareholders, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.

Expenses and Fees

Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by Arrow and Adirondack.

Governing Law

The merger agreement is governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

Specific Performance

Arrow and Adirondack will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general summary of certain U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of Adirondack common stock that exchange their shares of Adirondack common stock for shares of Arrow common stock and cash in the mergers. The following summary is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, and to differing interpretations possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only U.S. holders who hold Adirondack common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and the tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to particular Adirondack shareholders.

Holders of Adirondack common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the mergers. This discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences, or under any U.S. federal laws other than those pertaining to income tax. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any alternative minimum tax) that may be relevant to U.S. holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Adirondack common stock that are subject to special rules, including, but not limited to:

•	banks or other financial institutions;

•	partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

•	mutual funds;

•	S corporations or investors in such S corporations;

•	insurance companies;

•	tax-exempt organizations or governmental organizations or instrumentalities;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-qualified retirement plans;

•	persons that hold Adirondack common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	holders who exercise dissenters’ rights;

•	individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

•	holders who acquired their shares of Adirondack common stock through the exercise of an employee stock option or otherwise as compensation; and

•	persons that have a functional currency other than the U.S. dollar.

If a partnership or pass-through entity (or other entity or arrangement classified as a partnership or pass-through entity for U.S. federal income tax purposes) holds Adirondack common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships for U.S. federal income tax purposes and partners in such a partnership should consult their tax advisors about the tax consequences of the mergers to them.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Adirondack common stock that is, or is treated for U.S. federal income tax purposes as, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia;

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

No rulings have been, or will be, sought by Adirondack or Arrow from the IRS with respect to the mergers, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this proxy statement/prospectus. The actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within the control of Adirondack or Arrow.

All Adirondack shareholders should consult their own tax advisors as to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of U.S. federal, state, local or non-U.S. income or other tax laws, and the potential for dividend treatment of any cash considered received in the merger.

The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Arrow’s obligation to complete the mergers that Arrow receive an opinion from Robinson, Diss & Clowdus PC, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Adirondack’s obligation to complete the mergers that Adirondack receive an opinion from Luse Gorman, PC, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “opinions”). The opinions will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. One critical factual assumption is that at least 40 percent of the value of the merger consideration received in exchange for Adirondack’s common stock in the mergers will consist of Arrow common stock, taking into account any cash consideration received (including any cash paid in lieu of fractional shares of Arrow common stock) and cash payable to holders of dissenting shares.

These opinions will also be based on the assumption that the representations included in the representation letters of Adirondack and Arrow, are, as of the effective time of the mergers, true and complete without qualification and that the representation letters of Adirondack and Arrow are executed by appropriate and authorized officers of Adirondack and Arrow. Neither of the opinions described above will be binding on the IRS and are not a guaranty of any particular tax result. Adirondack and Arrow have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected. Accordingly, each holder of Adirondack common stock should consult his, her or its tax advisor with respect to the particular tax consequences of the mergers to such holder.

Tax Consequences to U.S. Holders Generally

If the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of the mergers are as follows:

•	no gain or loss will be recognized by Adirondack or Arrow as a result of the mergers;

•	a U.S. holder will recognize gain (but not loss) in an amount equal to the lesser of (i) the cash received (other than cash paid in lieu of a fractional share of Arrow common stock) received by the holder and (ii) the gain realized. The gain realized is the excess, if any, of (a) the sum of the amount of cash received by the U.S. holder in the mergers (other than cash paid in lieu of a fractional share of Arrow common stock) and the fair value of the Arrow common stock received, over (b) the U.S. holder’s adjusted tax basis in the Adirondack common stock surrendered in the mergers;

•	a U.S. holder will not recognize any loss upon the exchange of Adirondack common stock for Arrow common stock and cash in the mergers (other than with respect to any cash received in lieu of a fractional share of Arrow common stock);

•	a U.S. holder’s aggregate tax basis in the Arrow common stock received in the mergers (including fractional shares deemed received and deemed redeemed as described below) will equal the holder’s tax basis in the Adirondack common stock surrendered therefor in the mergers, reduced by any cash received (other than any cash paid in lieu of a fractional share of Arrow common stock), and increased by the amount of gain the holder recognizes on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to cash paid in lieu of a fractional share of Arrow common stock);

•	a U.S. holder’s holding period in the Arrow common stock received by such holder in the mergers will include the holder’s holding period in the Adirondack common stock surrendered in exchange therefor; and

•	a U.S. holder who receives cash in lieu of a fractional share of Arrow common stock will be treated as having received the fractional share pursuant to the mergers and then as having exchanged that fractional share with Arrow for cash in a redemption transaction. Such holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocated to such fractional share.

If a U.S. holder acquired different blocks of shares of Adirondack common stock (a block of stock is stock of the same class acquired on the same day at the same price per share) at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. holder’s basis and holding period in its shares of Arrow common stock may be determined with reference to each block of shares of Adirondack common stock. Each holder should consult his, her or its tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Adirondack common stock surrendered and the determination of the tax bases and holding periods of the Arrow common stock received.

Any gain recognized in the mergers will be taxable to U.S. holders either as capital gain or as a dividend. Any capital gain realized will generally be short-term capital gain. In the case of a U.S. holder that holds Adirondack common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each block of shares of Adirondack common stock (i.e., Adirondack common stock of the same class acquired on the same day at the same price per share). Generally, long-term capital gain of individuals and other non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. In certain circumstances, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of such U.S. holder’s ratable share of Adirondack’s undistributed earnings and profits. To the extent, if any, that the recognized gain is treated as dividend income, noncorporate U.S. holders generally would be taxed on such amounts at the preferential rates applicable to long-term capital gain. Because the possibility of dividend treatment depends upon the number and value of Arrow shares ultimately issued in the transaction, the particular circumstances of a U.S. holder (including the application of certain constructive ownership rules pursuant to Section 318 of the Code), U.S. holders should consult their tax advisors regarding the potential application of the foregoing rules to their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to cash payments made to U.S. holders in connection with the mergers, unless an exemption applies. Backup withholding (currently, at a rate of 24%) may apply to amounts subject to information reporting if the applicable shareholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding and a refund of any excess, provided that all required information is timely provided to the IRS.

THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER ABOVE IS A GENERAL SUMMARY ONLY AND IS NOT TAX ADVICE. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE APPLICABLE OR OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE MERGERS WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial information and explanatory notes present how the combined financial statements of Arrow and Adirondack may have appeared had the businesses actually been combined for the periods presented. The unaudited pro forma condensed combined consolidated financial information presented reflects that, at the effective date of the merger, each share of Adirondack common stock will be converted into the right to receive 1.8610 shares of Arrow common stock and $18.72 in cash. The unaudited pro forma condensed combined consolidated financial information shows the impact of the merger of Arrow and Adirondack on the companies’ respective historical financial positions and results of operations under the acquisition method of accounting with Arrow treated as the acquirer. Under this method of accounting, the assets and liabilities of Adirondack will be recorded by Arrow at their estimated fair values as of the date the merger is completed.

The unaudited pro forma condensed combined consolidated balance sheet gives effect to the merger as if the transaction had occurred on December 31, 2025. The unaudited pro forma condensed combined consolidated statement of income for the year ended December 31, 2025 gives effect to the merger as if the transaction had occurred on January 1, 2025.

The unaudited pro forma condensed combined consolidated financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in this unaudited pro forma condensed combined consolidated financial information are preliminary and are subject to revision. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated, or which may be attained in the future.

The information presented below should be read together with the historical consolidated financial statements of Arrow and Adirondack, including the related notes, included herein or incorporated by reference in this proxy statement/prospectus (refer to the Section “Where You Can Find More Information” for additional information) and together with the consolidated historical financial information for Arrow and Adirondack and the other pro forma financial information, including the related notes, appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2025 (Dollars In Thousands)
	Arrow Financial Corporation	Adirondack Bancorp, Inc.	Accounting Adjustments	Footnotes	Pro Forma Combined
ASSETS
Cash and Cash Equivalents	$214,183	17,838	(20,143)	1	$211,878
Investment and Equity Securities	572,812	251,956	227	2	824,995
Loans	3,453,093	623,988	(18,139)	3	4,058,941
Allowance for Credit Losses	(34,322)	(4,709)	(3,778)	4	(42,809)
Net Loans	3,418,771	619,279	(21,917)		4,016,133
Goodwill	23,789	2,023	29,023	5	54,835
Core Deposit Intangibles	716	—	20,451	6	21,167
Other Assets	215,591	50,758	4,021	7	270,370
Total Assets	$4,445,862	941,854	11,662		$5,399,378
LIABILITIES
Noninterest-Bearing Deposits	$722,374	309,113	—		$1,031,487
Interest-Bearing Deposits	3,217,095	538,864	—		3,755,959
Total Deposits	3,939,469	847,977	—		4,787,446
Borrowings	4,265	6,521	—		10,786
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	20,000	8,248	—		28,248
Other liabilities	50,276	12,604	12,885	8	75,765
Total Liabilities	4,014,010	875,350	12,885		4,902,245
STOCKHOLDERS’ EQUITY
Preferred Stock	—	—	—		—
Common Stock and Additional Paid-in Capital	436,573	12,854	56,110	9	505,537
Retained Earnings	102,271	68,718	(72,401)	10	98,588
Treasury Stock	(102,955)	(4,267)	4,267	11	(102,955)
Accumulated Other Comprehensive Loss	(4,037)	(10,801)	10,801	11	(4,037)
Total Stockholders’ Equity	431,852	66,504	(1,223)		497,133
Total Liabilities and Stockholders’ Equity	$4,445,862	941,854	11,662		$5,399,378

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	For the Year Ended December 31, 2025 (Dollars In Thousands, Except Per Share Amounts)

	Arrow Financial Corporation	Adirondack Bancorp, Inc.	Accounting Adjustments	Footnotes	Pro Forma Combined
Interest income
Interest and fees on loans	$184,069	$33,234	$4,983	12	$222,286
Other interest income	26,078	9,077	(108)	13	35,047
Total interest income	210,147	42,311	4,875		257,333
Interest expense
Deposits	75,948	7,452	—		83,400
Borrowings	1,035	700	—		1,735
Total interest expense	76,983	8,152	—		85,135
Net interest income	133,164	34,159	4,875		172,198
Provision for credit losses	7,274	294	—		7,568
Net interest income after provision for credit losses	125,890	33,865	4,875		164,630
Noninterest income	32,432	5,829	—		38,261
Noninterest expense
Salaries and employee benefits	56,289	20,141	—		76,430
Amortization of core deposit intangibles	167	—	3,718	14	3,885
Other expenses	46,478	15,334	4,432	15	66,244
Total noninterest expense	102,934	35,475	8,150		146,559
Income before income tax expense	55,388	4,219	(3,275)		56,333
Income tax expense	11,435	715	(721)	16	11,429
Net income	$43,953	3,504	(2,554)		$44,904
Average Shares Outstanding
Basic	16,503	1,063	949	17	18,515
Diluted	16,505	1,063	949	17	18,517
Per Common Share
Basic	$2.65	$3.30			$2.43
Diluted	$2.65	$3.30			$2.43

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Represents the cash consideration of the deal, approximately $20.1 million, or $18.72 per share.

2.	To record the $227 thousand fair value adjustment for Adirondack's held to maturity debt securities, which is expected to be amortized over 2.1 years based on the expected average life of the portfolio.

3.	To record the $17.4 million fair value adjustment for Adirondack's loans, which is expected to be accreted over 3.5 years based on the expected average life of the loan portfolio, and eliminate net deferred loan costs of $700 thousand.

4.	To record the $3.8 million increase in the allowance for credit losses, which reflects reversal of the Adirondack allowance for credit losses of $4.7 million and $8.5 million day-1 allowance for credit losses. Arrow adopted Accounting Standards Update (“ASU”) 2025-08, Financial Instruments—Credit Losses (Topic 326) in its historical financial statements and therefore, the effects of this standard are reflected in the unaudited pro forma condensed combined financial information.

5.	To record estimated goodwill created in the transaction of $31.0 million and eliminate Adirondack goodwill of $2.0 million. The following table sets forth a preliminary allocation of estimated merger considerations to the fair value of the identifiable assets acquired and liabilities assumed of Adirondack’s consolidated statement of financial condition as of December 31, 2025, based on Arrow's common stock price as of February 25, 2026.

Total consideration transferred	$89,107
Assets acquired:
Cash and cash equivalents	17,838
Investment Securities	252,183
Net Loans	597,362
Core Deposit Intangibles	20,451
Other assets	54,030
Total assets	$941,864
Liabilities assumed:
Deposits	847,977
Borrowings	6,521
Junior Subordinated Obligations	8,248
Other liabilities	21,057
Total liabilities	$883,803
Fair value of net assets acquired	$58,061
Goodwill recorded in acquisition	$31,046

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 15% increase and 15% decrease in the price per share of Arrow common stock at February 25, 2026, of $34.43, with its impact on the pro forma goodwill.

(dollars in thousands except per share data)	2/25/2026	15% increase	15% decrease
Adirondack stock to be exchanged for stock consideration	1,076	1,076	1,076
Exchange ratio	1.8610	1.8610	1.8610
Arrow shares to be issued	2,002	2,002	2,002
Fair value assigned to Arrow common stock	$34.43	$39.59	$29.27
Pro forma fair value consideration of common stock	$68,964	79,259	58,599
Cash consideration	$20,143	$20,143	$20,143
Total pro forma purchase price consideration	$89,107	$99,402	$78,742
Pro forma goodwill	$31,046	$41,341	$20,681

6.	To record the $20.5 million of core deposit intangibles, which is expected to be amortized over the sum-of-years' digits for 10 years.

7.	Accounting adjustments to other assets consist of $3.3 million to record fair value adjustments for Adirondack's premises and equipment, $3.9 million to record write-down of Adirondack’s other assets, and $4.7 million to record net deferred tax assets related to the estimated fair value purchase accounting adjustments, tax benefits related to one-time merger charges, and the net tax impact related to the recording of the core deposit intangible.

8.	Accounting adjustment to other liabilities consists of the accrual of one-time merger-related charges for Adirondack and Arrow: (a) Adirondack pre-tax charges are estimated at $8.5 million ($6.7 million after-tax) and are included as a pro forma fair value liability accrual, and (b) Arrow pre-tax charges are estimated at $4.4 million ($3.7 million after-tax) and are included as a pro forma liability accrual with the after-tax cost as reduction to retained earnings. In addition and not reflected in the unaudited proforma condensed combined financial statements, Arrow expects to incur $12.9 million of estimated costs relating to severance, contract termination fees, system conversion costs, and marketing.

9.	Accounting adjustments to common stock and paid-in capital consist of issuance of $69.0 million of common stock issued by Arrow and elimination of $12.9 million of Adirondack's common stock and additional paid-in capital.

10.	Accounting adjustments to retained earnings consist of elimination of $68.7 million of Adirondack's retained earnings and $3.7 million in after-tax one-time merger-related charges as described in Note 8.

11.	Accounting adjustments to eliminate Adirondack's historical stockholders' equity.

12.	To record loan discount accretion of the non-credit fair value adjustment, based on the expected average life of the portfolio. The adjustment reflects the accretion of the $17.4 million fair value adjustment resulting in an increase in interest income from loans of $5.0 million. The weighted average life of the loan portfolio is approximately 3.5 years.

13.	To record amortization of the debt securities held-to-maturity fair value adjustment, based on the expected average life of the portfolio. The adjustment reflects the amortization of the $227 thousand fair value adjustment resulting in a decrease in interest income from securities of $108 thousand. The weighted average life of the portfolio is approximately 2.1 years.

14.	To record $3.7 million of amortization of core deposit intangible. The adjustment reflects the amortization of the $20.5 million core deposit intangible over 10 years using the sum-of-the-years’ digits method.

15.	Reflects estimated one-time merger-related charges of $4.4 million to be incurred by Arrow. In addition and not reflected in the unaudited proforma condensed combined statement of income, Arrow expects to incur $12.9 million of estimated costs relating to severance, contract termination fees, system conversion costs, and marketing.

16.	Reflects tax impact associated with the transaction adjustments recorded above at an estimated effective tax rate of 22%, further adjusted by the treatment of merger-related charges based on their estimated deductibility for tax purposes.

17.	Reflects the number of basic and diluted common shares to be issued by Arrow in its purchase consideration for Adirondack, which is comprised of Adirondack common stock and the contractual acceleration of unvested restricted stock units being exchanged for Arrow common stock at an exchange ratio of 1.8610, less the elimination of the Adirondack common shares outstanding.

DESCRIPTION OF ARROW CAPITAL STOCK

As a result of the merger, Adirondack shareholders who receive shares of Arrow common stock in the merger will become Arrow shareholders. Your rights as Arrow shareholders will be governed by New York law, Arrow’s certificate of incorporation and Arrow’s bylaws. The following description of the material terms of Arrow’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of New York law, and Arrow’s certificate of incorporation and bylaws, and federal law governing bank holding companies carefully and in their entirety.

General

As of the date of this proxy statement/prospectus, Arrow has 31,000,000 shares of authorized capital stock, consisting of 30,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. Within the limits of applicable law and Nasdaq listing rules, these shares are available to be issued, without prior shareholder approval, in series. As of [                 ], there were [•] shares of Arrow common stock and no shares of Arrow preferred stock issued and outstanding, and [•] shares of Arrow common stock reserved for issuance under various stock based equity plans. All outstanding shares of Arrow capital stock are duly authorized, fully paid, validly issued and non-assessable.

Common Stock

Voting Rights. Arrow shareholders are entitled to one (1) vote for each share of common stock held of record by them on all matters to be voted on by shareholders. Except as otherwise provided by law, Arrow’s bylaws or certificate of incorporation, every matter other than the election of directors to be decided by shareholders is decided by a vote of the majority of the shares cast, ignoring abstentions. There is no cumulative voting with respect to the election of directors, and the directors up for election are elected by a plurality of the votes cast at duly held meeting.

Liquidation or Dissolution. In the event of Arrow’s liquidation, dissolution, or winding up, Arrow shareholders are entitled to share ratably in all assets remaining for distribution, in cash or in kind, after payment of liabilities (including all deposits in Arrow Bank and accrued interest thereon) and after provision has been made for each class of shares, if any, having preference over the common shares.

Dividends. Holders of Arrow common stock are entitled to receive any dividends as may be declared by Arrow’s board of directors out of funds legally available for such purpose. If Arrow issues preferred stock, the holders of Arrow preferred stock may be entitled to priority over holders of Arrow common stock with respect to dividends.

Preemptive Rights. Arrow shareholders have no preemptive right to subscribe for or purchase additional shares of any class of Arrow capital stock. Shares of Arrow common stock are not subject to any further calls or assessments by Arrow. There are no redemption or conversion rights or sinking fund provisions applicable to the shares of Arrow common stock.

Listing. Arrow common stock is listed on Nasdaq under the symbol “AROW.” The transfer agent for Arrow common stock is Equiniti Trust Company, LLC.

For more information regarding the rights of Arrow shareholders, please see the description captioned “Comparison of the Rights of Arrow Shareholders and Adirondack Shareholders,” beginning on page [●].

Anti-Takeover Measures; Restrictions on Acquisition

Arrow’s Certificate of Incorporation.

The approval of any business combination (defined below), in addition to any affirmative vote required by law, generally requires the affirmative vote of the holders of at least eighty percent (80%) of the shares of Arrow stock entitled to vote. Any such business combination may be approved without prior shareholder approval, however, if (i) such business combination is approved by at least eighty percent (80%) of the entire board of directors of Arrow; or (ii) the consideration to be received by Arrow shareholders in such business combination is “fair consideration” (defined below).

Additionally, any amendment to the provision of Arrow’s certificate of incorporation governing business combinations must be approved by the vote of at least eighty percent (80%) of the shares of Arrow stock entitled to vote thereon. Such restrictions (both on business combinations and amendments) are intended to encourage potential acquirers to negotiate with the board of directors of Arrow to preserve value for shareholders in the event of a takeover attempt. These provisions also reduce the likelihood that a potential acquirer who is unwilling to pay a market premium determined by the board to be sufficient will attempt to acquire shares of Arrow common stock by means of an open market accumulation, front-end loaded tender offer or other coercive or unfair takeover tactic. These provisions would ensure that Arrow and its stockholders would be protected from certain takeover attempts, or the acquisition of a substantial block of equity, on terms that may be less favorable generally than would be available in transactions negotiated with and approved by the board.

The term “business combination” means: (a) any merger or consolidation of Arrow or any subsidiary of Arrow with (i) any person who beneficially owns (as determined in accordance with the criteria set forth as of February 29, 1984, under Rule 13d-3 under the Securities Exchange Act of 1934) in the aggregate more than five percent (5%) of the outstanding shares of Arrow (a “substantial shareholder”) or (ii) any other corporation which, after such merger or consolidation, would be a substantial shareholder, regardless of which entity survives; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any substantial shareholder of all or substantially all of the assets of Arrow or any subsidiary of Arrow, or both; (c) the adoption of any plan or proposal for the liquidation of Arrow proposed by or on behalf of a substantial shareholder; or (d) any transaction involving Arrow or any subsidiary of Arrow, including the issuance or transfer of any securities of, any reclassification of securities of, or any recapitalization of, Arrow or any of its subsidiaries, or any merger or consolidation of Arrow with any of its subsidiaries (whether or not involving a substantial shareholder), if the transaction would have the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Arrow or any subsidiary, of which a substantial shareholder is the beneficial owner.

The term “fair consideration” means mean cash or immediately available funds which is to be received per share by the shareholders of Arrow in an amount not less than the highest of: (i) the highest price per share paid by the substantial shareholder in acquiring any of the substantial shareholder’s shares of Arrow stock; (ii) the highest reported price per share at which Arrow’s stock was publicly traded at any time during the two (2) years preceding the date of the shareholder meeting at which the business combination was approved; (iii) the book value per share (determined in accordance with generally accepted accounting principles) of Arrow’s stock as of the end of the fiscal quarter preceding the date on which the business combination is approved by Arrow’s board of directors, or the date of the shareholder meeting at which the business combination is approved, whichever occurs first; or (iv) the highest price per share then being offered in any other bona fide offer outstanding on the date the business combination is approved by Arrow’s board of directors, or the date of the shareholder meeting at which the business combination is approved, whichever occurs first.

New York Business Corporation Law

Section 912 of the NYBCL prohibits Arrow, as a domestic corporation, from engaging in a “business combination” with an “interested shareholder” for a period of five (5) years after the date such person becomes an interested shareholder, unless the business combination is approved (i) in advance of the date on which the interested shareholder became an interested shareholder by Arrow’s board of directors, or (ii) by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose. An “interested shareholder” is a person who, together with affiliates and associates, beneficially owns twenty percent (20%) or more of the corporation’s voting shares.

Federal Law

The BHC Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Arrow. For this purpose, the term “control” is generally defined as ownership of twenty-five percent (25%) or more of a class of voting stock, control of the election of a majority of the directors or the power to exercise a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring five percent (5%) or more of a class of voting stock of Arrow. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of ten percent (10%) or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Arrow, could constitute acquisition of control of the bank holding company.

COMPARISON OF THE RIGHTS OF ARROW SHAREHOLDERS AND ADIRONDACK SHAREHOLDERS

If the merger is completed, Adirondack shareholders will receive shares of Arrow common stock in the merger, and they will cease to be Adirondack shareholders.

Adirondack and Arrow are both organized under the laws of the State of New York. The following is a summary of certain material differences between (i) the current rights of Adirondack shareholders under the Adirondack certificate of incorporation and bylaws and New York law and (ii) the current rights of Arrow shareholders under the Arrow certificate of incorporation and bylaws and New York law.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Adirondack’s and Arrow’s governing documents, which we urge you to read carefully and in their entirety. Copies of Arrow’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page [●].

	Adirondack	Arrow
Authorized Capital Stock

Adirondack’s certificate of incorporation authorizes it to issue up to 2,000,000 shares of common stock, par value $5.00 per share, and 1,600 shares of Variable-Rate, Non-Cumulative, Preferred Stock, Series A (“preferred stock”), par value $5,000.00 per share.

As of [•], 2026, there were [•] shares of Adirondack common stock, and no shares of Adirondack preferred stock issued and outstanding.

Arrow’s certificate of incorporation authorizes it to issue up to 30,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.

As of [•], 2026, there were [•] shares of Arrow common stock, and [•] shares of Arrow preferred stock issued and outstanding issued and outstanding.

Voting	Each share of Adirondack common stock is entitled to vote on a matter are entitled to one (1) vote per share. Adirondack shareholders do not have cumulative voting rights in the election of directors.	Arrow shareholders entitled to vote on a matter are entitled to one (1) vote per share. Arrow shareholders do not have cumulative voting rights in the election of directors.
Rights of Preferred Stock

Holders of Adirondack preferred stock are not entitled to voting, conversion or exchange, redemption or preemptive rights.

Holders of Adirondack Series A Preferred Stock are entitled to receive dividends when, as and if declared by the board of directors, and have priority over holders of common stock with respect to the payment of dividends.

Holders of Adirondack Series A Preferred Stock have priority over holders of common stock with respect to any liquidation of Adirondack.

Adirondack’s board of directors may authorize, create and issue one or more additional classes or series of stock and to fix the relative rights, preferences and privileges of such stock by resolution, without shareholder approval.

Arrow’s board of directors is authorized to issue shares of preferred stock from time to time in one or more classes or series, each such class or series to have voting powers, conversion rights, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as determined by the board of directors and stated and expressed in a resolution or resolutions, without shareholder approval.

The holders of Arrow preferred stock, if any, may have a preference or priority over, or rights superior to holders of Arrow common stock.

	Adirondack	Arrow
Size of Board of Directors	Adirondack’s bylaws provide that the number of directors will be not less than seven (7) nor more than twenty-five (25) directors, with the exact number to be fixed by resolution of at least a majority of (i) the full board or (ii) the shareholders, at any meeting thereof. The Adirondack board of directors currently has fourteen (14) directors.	Arrow’s bylaws provides that the number of directors is established from time to time either by the affirmative vote of at least seventy percent (70%) of the entire board of directors, or by Arrow’s shareholders. The Arrow board of directors currently has thirteen (13) directors.
Classes of Directors	Adirondack’s board of directors is not classified.	Arrow’s certificate of incorporation and bylaws provide that directors are divided into three (3) classes, as equal in number as possible, and are elected for three (3)-year staggered terms.
Director Eligibility and Mandatory Retirement

Adirondack’s bylaws provide that any director must be at least eighteen (18) years of age, and must hold, directly or indirectly, at least 100 shares of Adirondack common stock (such stock ownership requirement to be satisfied no later than the one-year anniversary of first being elected as a director).

Arrow’s bylaws provide that any director must be at least eighteen (18) years of age, and must retire from the board at the first annual meeting after attaining the age of seventy-five (75).
Election of Directors	Adirondack’s bylaws provide that directors shall be elected by a plurality of the votes cast at each annual meeting of shareholders at which a quorum is present.	Arrow’s bylaws provide that directors shall be elected by a plurality of the votes cast at a meeting of shareholders at which a quorum is present.
Removal of Directors	Adirondack’s bylaws provide that any or all director(s) may be removed without cause only by vote of the shareholders, and may be removed for cause by vote of the shareholders or by action of the board of directors.

Arrow’s certificate of incorporation provides that any or all of the directors (other than a director or directors elected by the holders of preferred shares voting as a class or series) may be removed without cause only upon the affirmative vote of the holders of not less than eighty percent (80%) of the shares entitled to vote generally in the election of directors.

Arrow’s bylaws provide that any or all director(s) may be removed for cause by vote of the shareholders or by action of the board of directors.

Vacancies on the Board of Directors

Adirondack’s bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies resulting from the removal of any director(s) for cause may be filled by a vote of a majority of the full board of directors then in office.

Vacancies resulting from the removal of any director(s) without cause shall be filled by vote of the shareholders.

Directors that are elected to fill a vacancy resulting from resignation, death or removal shall be elected to hold office for the unexpired term of his/her predecessor.

Arrow’s bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring for any reason (including removal without cause) may be filled by vote of a majority of the directors then in office, or may be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election at a special meeting of shareholders called for that purpose.

Directors that are elected to fill a vacancy shall hold office during the term to which their predecessor had been elected and until their successor shall have been elected and shall qualify, or until their earlier death, resignation or removal.

	Adirondack	Arrow
Calling Special Meetings of Shareholders	Adirondack’s bylaws provide that a special meeting of shareholders may be called by a majority of the board of directors, the president of Adirondack, or by the secretary of Adirondack at the request of the holders of a majority of shares of common stock then issued and outstanding.

Arrow’s bylaws provide that a special meeting of shareholders may be called by the board of directors, the chair of the board, or the secretary, provided that if the annual meeting of shareholders for the election of directors is not held by the end of June of any given year, a special meeting for the election of directors may be called only by the board of directors.

Quorum for Shareholder Meetings

Adirondack’s bylaws provide that the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum. If an item of business at any shareholder meeting requires a class or classes of shares to be voted as a class or classes, the holders of a majority of the shares of such class or classes shall constitute a quorum.

Arrow’s bylaws provide that the holders of one-third (1/3rd) of the shares entitled to vote at any meeting of shareholders shall constitute a quorum. If an item of business at any shareholder meeting requires a class or series of shares to be voted as a class or series, the holders of one-third (1/3rd) of the shares of such class or series shall constitute a quorum.
Notice of Shareholder Meetings

In accordance with Section 605 of the NYBCL, Adirondack’s bylaws provide that written or electronic notice shall be given to each shareholder entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the meeting date. The notice shall state the purpose(s), place, date and hour of the meeting, and except for the annual meeting, shall indicate the meeting is being called by or at the direction of the person(s) calling the meeting.

If action is proposed to be taken at any meeting that might entitle shareholders to payment for their shares, the notice must also include a statement of that purpose and to that effect.

In accordance with Section 605 of the NYBCL, Arrow’s bylaws provide that written or electronic notice shall be given not less than ten (10) nor more than fifty (50) days before the meeting date. The notice shall state the place, date and hour of the meeting, the means of electronic communications, if any, by which shareholders and proxyholders may participate in the proceedings of the meeting and vote or grant proxies at such meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called.

If action is proposed to be taken at any meeting that might entitle shareholders to payment for their shares, the notice must also include a statement of that purpose and to that effect.

	Adirondack	Arrow
Advance Notice of Shareholder Nominations	Adirondack’s certificate of incorporation and bylaws do not provide procedures for shareholder nominations.

Arrow’s bylaws provide that director nominations may be made by any shareholder who (i) is a shareholder of record both on the date such notice is given and on the record date for the determination of shareholders entitled to vote at such annual or special meeting, at the time of such meeting and at all times in between, and (ii) complies with the notice procedures set forth in Rule 14A of the Exchange Act.

A notice of nomination must be delivered to or received at Arrow’s offices not less than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders, or in the case of a special meeting, not later than close of business on the tenth (10th) day following the earlier of the date on which the notice of the special meeting was first mailed to shareholders or public disclosure of the date of the special meeting was made.

A notice of nomination must set forth the following information:

(a) as to each person whom the shareholder proposes to nominate for election as a director: (i) name, age, business address and residence address, (ii) principal occupation or employment; (iii) the class or series and number of shares of Arrow stock owned beneficially or of record; (iv) any other direct or indirect positions, agreements or understandings to which such person or any “associated person” (as such term is defined in Arrow’s bylaws) of such person is a party providing the opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of Arrow; (v) any voting commitments and a description of all arrangements, understandings or material relationships between the shareholder and each nominee and any other person pursuant to which the nominations are to be made by the shareholder or that otherwise affect the shares of Arrow; and (vi) any other information that may be required to be disclosed by Arrow in connection with its solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, or to ascertain that the person meets all applicable prerequisites for serving as a director of Arrow; and

	Adirondack	Arrow

(b) as to the shareholder, (i) name and record address; (ii) the class or series and number of shares of Arrow stock owned beneficially or of record; (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder (A) intends to solicit proxies from shareholders representing at least sixty-seven percent (67%) of the voting power of the shares entitled to vote on the election of directors, in accordance with Rule 14a-19 under the Exchange Act, and shall include a statement to that effect on the proxy statement or the form of proxy of such shareholder; (B) shall otherwise comply with the requirements of Rule 14a-19; (C) shall provide Arrow, no later than five (5) business days prior to the applicable meeting of the shareholders, reasonable documentary evidence (as determined in good faith by Arrow) that such shareholder has complied with such requirements of Rule 14a-19 under the Exchange Act; and (D) intends to appear in person or by proxy at the annual meeting to nominate the person or persons named in the notice of nomination; and (v) any other information relating to such shareholder that would be required to be disclosed by Arrow in connection with its solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.

Anti-Takeover Provisions and Other Shareholder Protections

Adirondack is not subject to Section 912 of the NYBCL, which prohibits certain “business combinations,” as Adirondack does not have a class of voting stock registered with the SEC pursuant to Section 12 of the Exchange Act. Such a corporation may provide otherwise in its certificate of incorporation; however, Adirondack’s certificate of incorporation contains no such provision.

Neither Adirondack’s certificate of incorporation nor bylaws contain any similar anti-takeover restrictions.

Arrow is subject to Section 912 of the NYBCL which prohibits public corporations from engaging in a “business combination” with an “interested shareholder” for a period of five (5) years after the date such person becomes an interested shareholder, unless the business combination is approved in advance by (i) Arrow’s board of directors, or (ii) the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose.

Arrow’s certificate of incorporation also provides that the approval of any business combination, at any time, in addition to any affirmative vote required by law, generally requires the affirmative vote of the holders of at least eighty percent (80%) of the shares of Arrow stock entitled to vote. Any such business combination may be approved without prior shareholder approval, however, if (i) such business combination is approved by at least eighty percent (80%) of the entire board of directors of Arrow; or (ii) the consideration to be received by Arrow shareholders in such business combination is “fair consideration” as such term is defined in Arrow’s certificate of incorporation.

Limitation of Personal Liability of Officers and Directors	Adirondack officers’ and directors’ personal liability may be limited to the extent permitted under the NYBCL.	Arrow’s certificate of incorporation provides that, to the fullest extent permitted by law, subject only to the express prohibitions on limitation of liability set forth in Section 402(b) of the NYBCL, a director shall not be liable to Arrow or its shareholders for monetary damages for any breach of duty as a director.

	Adirondack	Arrow
Indemnification of Directors and Officers and Insurance	Adirondack officers and directors may be indemnified to the extent permitted under the NYBCL and any other applicable law.

Arrow’s certificate of incorporation provides that it shall indemnify any person made or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of Arrow, or is or was serving, at the written request of Arrow in any capacity for another corporation or a partnership, joint venture, trust, employee benefit plan, or other enterprise, against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) actually and necessarily incurred as a result of such action, suit or proceeding, to the fullest extent permitted by the NYBCL, and any other applicable law.

Unless ordered by a court, such indemnification shall be made by Arrow only upon a determination that indemnification is proper in the circumstances (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable with due diligence, by the board of directors upon the opinion in writing of independent legal counsel to such effect. Further, such indemnification is not exclusive of any other rights to which the person indemnified may be entitled under law or contract, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Arrow’s bylaws further authorize the board of directors to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that they, their testator or intestate, is or was an employee of Arrow.

Arrow’s bylaws and certificate of incorporation authorize the purchase and maintenance by Arrow of insurance on behalf of directors and officers in accordance with, and subject to, the NYBCL and any other applicable law.

	Adirondack	Arrow
Appraisal or Dissenters’ Rights

Under the NYBCL, shareholders, in the case of a merger pursuant to a plan submitted to shareholders, any shareholder of the merging corporation entitled to vote thereon who does not assent thereto, and/or in the case of a plan of acquisition of assets submitted to shareholders any shareholder of the selling corporation entitled to vote thereon who does not assent thereto, shall have the right to receive payment of the fair value of their shares and other rights and benefits provided by the NYBCL.

Under the NYBCL, shareholders, in the case of a merger pursuant to a plan submitted to shareholders, any shareholder of the merging corporation entitled to vote thereon who does not assent thereto, and/or in the case of a plan of acquisition of assets submitted to shareholders any shareholder of the selling corporation entitled to vote thereon who does not assent thereto, shall have the right to receive payment of the fair value of their shares and other rights and benefits provided by the NYBCL. However, as Arrow’s common stock is presently listed on the Nasdaq Global Select Market, shareholders are not entitled to exercise appraisal rights.

With respect to the transactions contemplated by this proxy statement/prospectus, Arrow shareholders are not entitled to exercise appraisal rights under the NYBCL.

Dividends

Adirondack’s bylaws provide that, subject to the provisions of its certificate of incorporation and to applicable law, Adirondack may declare dividends in such amounts and at such time or times as the board of directors may determine. Before payment of any dividend, there may be set aside out of the net profits of the corporation available for dividends such sum or sums as the board of directors, in its absolute discretion, deems proper, as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the board of directors believes to be conducive to the interests of the Adirondack, and may modify or abolish any such reserve.

Adirondack’s certificate of incorporation provides that no dividend may be declared or made to shares of Adirondack common stock unless dividends have been declared and paid to shares of Adirondack Series A preferred stock for the then-current period.

Arrow’s bylaws provide that, subject to the provisions of its certificate of incorporation and to applicable law, the board of directors may (i) declare and pay dividends or make other distributions on the outstanding shares in such amounts and at such time or times as, in its discretion, the condition of the affairs of Arrow shall render advisable; (ii) use and apply, in its discretion, any of the surplus of Arrow in purchasing or acquiring any shares of Arrow, or purchase warrants therefor, in accordance with law, or any of its bonds, debentures, notes, scrip or other securities or evidences of indebtedness; and (iii) set aside from time to time out of such surplus or net profits such sum or sums as, in its discretion, it may think proper, as a reserve fund to meet contingencies, or for equalizing dividends or for the purpose of maintaining or increasing the property or business of Arrow, or for any other purpose it may think conducive to the best interests of Arrow.

	Adirondack	Arrow
Amendments to Articles and Bylaws

Adirondack’s certificate of incorporation is silent as to the vote required to amend such certificate of incorporation. Section 803 of the NYBCL provides that the affirmative vote of the board of directors, followed by the affirmative vote of a majority of all outstanding shares entitled to vote thereon at a meeting of the shareholders of Adirondack.

Adirondack’s bylaws provide that the bylaws may be amended, repealed or adopted by (i) vote of the holders of the shares at the time entitled to vote in the election of any Directors, or (ii) by the board of directors, provided that any bylaw so adopted may be amended by the shareholders entitled to vote thereon.

Arrow’s bylaws provide that, generally, the bylaws may be altered, amended, supplemented or repealed, or new bylaws may be adopted, by vote of the holders of a majority of the shares of Arrow entitled to vote in the election of directors or by vote of a majority of the board of directors.

To alter, amend or repeal the provisions of Arrow’s certificate of incorporation regarding classification and removal without cause of directors, the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding voting stock is required.

To alter, amend or repeal the provisions of Arrow’s bylaws regarding the election of directors or amendments to certain provisions of the bylaws that require the affirmative vote of a super majority of the shares to approve an action identified therein, the affirmative vote of not less than eighty percent (80%) of the shares entitled to vote in the election of directors, or the vote of at least eighty percent (80%) of the entire board of directors is required.

To alter, amend or repeal the provisions of Arrow’s bylaws regarding the number of directors or the board’s executive committee, the affirmative vote of not less than seventy percent (70%) of the entire board of directors is required.

If any bylaw regulating an impending election of directors is adopted, altered, amended, supplemented or repealed by the board of directors, such bylaw shall be set forth in the notice of the next meeting of shareholders for election of directors, together with a concise statement of the changes made. Any bylaws adopted, altered, amended, or supplemented by the board of directors may be altered, amended, supplemented or repealed by the shareholders entitled to vote thereon.

Arrow’s certificate of incorporation provides that the sections regarding “business combinations” and “indemnification” may only be amended, revised or repealed by the affirmative vote of the holders of not less than eighty percent (80%) of the shares entitled to vote generally in the election of directors.

Action by Written Consent of Shareholders	Adirondack’s bylaws provide that any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, and signed by the holders of all the outstanding shares entitled to vote thereon.

Arrow’s bylaws provide that whenever the shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken or to be taken, signed by the holders of all outstanding shares entitled to vote thereon. Such consent shall have the same effect as a unanimous vote of shareholders.

Shareholder Rights Plan	Adirondack does not currently have a rights plan in effect.	Arrow does not currently have a rights plan in effect.
Forum Selection Bylaw	Adirondack’s governing documents do not require any exclusive forum with respect to legal actions against or involving Adirondack.	Arrow’s governing documents do not require any exclusive forum with respect to legal actions against or involving Arrow.

LEGAL MATTERS

The validity of Arrow common stock to be issued in connection with the merger will be passed upon for Arrow by Spierer, Woodward, Corbalis & Goldberg P.C.

Robinson, Diss & Clowdus, P.C., counsel for Arrow and Luse Gorman, PC, Washington, D.C., counsel for Adirondack, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for Arrow and Adirondack, respectively.

EXPERTS

Arrow

The consolidated financial statements of Arrow Financial Corporation as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, have been audited by Crowe LLP, independent registered public accounting firm, and are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Crowe LLP given on the authority of such firm as experts in accounting and auditing.

The consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows of Arrow for the year ended December 31, 2023, and the related notes , have been incorporated herein by reference in reliance on the report of KPMG LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Adirondack

The consolidated financial statements of Adirondack as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included in this proxy statement/prospectus in reliance on the report of Bonadio & Co., LLP, independent auditors, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Arrow files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Arrow, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Arrow, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, will be available free of charge in the “Documents” section of Arrow’s website, www.arrowfinancial.com, under the heading “Filings.” The web address of the SEC and Arrow are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Arrow has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Arrow’s securities to be issued in the merger. This document constitutes the prospectus of Arrow filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Arrow to incorporate by reference into this document documents filed with the SEC by Arrow. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Arrow incorporates by reference the documents listed below and any documents filed by Arrow under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and until the date that the offering of Arrow common stock is terminated:

Arrow filings (SEC File No. 000-12507)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2025, originally filed on March 6, 2026 and amended on March 27, 2026
Current Reports on Form 8-K	Filed on January 29, 2026 Filed on February 26, 2026
Definitive Proxy Statement on Schedule 14A	Filed on April 24, 2025
The description of Arrow common stock set forth in its registration statement on Form 8-A including any amendment or report filed with the SEC for the purpose of updating this description.	Filed on May 16, 1997

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

Arrow Financial Corporation
Attn: Investor Relations

250 Glen Street

Glens Falls, New York 12801

Tel: (518) 745-1000, Ext. 4307

Adirondack does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC. If you have questions concerning Adirondack or would like to request copies of Adirondack’s audited historical consolidated financial statements or quarterly financial information, please contact:

Adirondack Bancorp, Inc.

185 Genesee Street
Utica, NY 13501

Attention: Corporate Secretary

(315) 798-4039

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Arrow’s and Adirondack’s affairs since the date of this document. Arrow provided the information contained in this document with respect to Arrow and Adirondack provided the information contained in this document with respect to Adirondack.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ARROW FINANCIAL CORPORATION

ARROW MERGER SUB, INC.

and

ADIRONDACK BANCORP, INC.

Dated as of February 25, 2026

Table of Contents

Article I THE MERGER		A-2

1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-3
1.5	Conversion of Adirondack Common Stock	A-3
1.6	Treatment of Adirondack Restricted Stock	A-4
1.7	Merger Sub Stock	A-5
1.8	Certificate of Incorporation of Interim Surviving Corporation	A-5
1.9	Bylaws of Interim Surviving Corporation	A-5
1.10	Directors and Officers of Interim Surviving Corporation	A-5
1.11	Tax Consequences	A-6
1.12	Holdco Merger	A-6
1.13	Bank Merger	A-7

Article II EXCHANGE OF SHARES		A-7

2.1	Arrow to Make Merger Consideration Available	A-7
2.2	Exchange of Shares	A-8

Article III REPRESENTATIONS AND WARRANTIES OF ADIRONDACK		A-11

3.1	Corporate Organization	A-11
3.2	Capitalization	A-13
3.3	Authority; No Violation	A-14
3.4	Consents and Approvals	A-15
3.5	Reports	A-16
3.6	Financial Statements	A-16
3.7	Broker’s Fees	A-18
3.8	Absence of Certain Changes or Events	A-18
3.9	Legal Proceedings	A-18
3.10	Taxes and Tax Returns	A-18
3.11	Employees and Employee Benefit Plans	A-21
3.12	Compliance with Applicable Law	A-25
3.13	Certain Contracts	A-26
3.14	Agreements with Regulatory Agencies	A-28
3.15	Risk Management Instruments	A-28
3.16	Environmental Matters	A-29
3.17	Investment Securities and Commodities	A-29
3.18	Real Property	A-30
3.19	Intellectual Property; Company Systems	A-31
3.20	Related Party Transactions	A-32

-ii-

3.21	State Takeover Laws	A-32
3.22	Reorganization	A-33
3.23	Opinion	A-33
3.24	Adirondack Information	A-33
3.25	Loan Portfolio	A-33
3.26	Insurance	A-35
3.27	Subordinated Indebtedness	A-35
3.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	A-35
3.29	No Other Representations or Warranties	A-36

Article IV REPRESENTATIONS AND WARRANTIES OF ARROW AND MERGER SUB		A-36

4.1	Corporate Organization	A-37
4.2	Capitalization	A-38
4.3	Authority; No Violation	A-39
4.4	Consents and Approvals	A-40
4.5	Reports	A-40
4.6	Financial Statements	A-41
4.7	Broker’s Fees	A-43
4.8	Absence of Certain Changes or Events	A-43
4.9	Legal Proceedings	A-43
4.10	Taxes and Tax Returns	A-44
4.11	Employees and Employee Benefit Plans	A-45
4.12	Compliance with Applicable Law	A-48
4.13	Certain Contracts	A-48
4.14	Agreements with Regulatory Agencies	A-49
4.15	Risk Management Instruments	A-49
4.16	Environmental Matters	A-49
4.17	Investment Securities and Commodities	A-50
4.18	Real Property	A-50
4.19	Intellectual Property; Company Systems	A-51
4.20	Related Party Transactions	A-52
4.21	State Takeover Laws	A-52
4.22	Reorganization	A-53
4.23	Opinion	A-53
4.24	Arrow Information	A-53
4.25	Loan Portfolio	A-53
4.26	Insurance	A-54
4.27	Subordinated Indebtedness	A-54
4.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	A-55
4.29	No Other Representations or Warranties	A-55

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-56

5.1	Conduct of Businesses Prior to the Effective Time	A-56
5.2	Adirondack Forbearances	A-56

-iii-

5.3	Arrow Forbearances	A-60

Article VI ADDITIONAL AGREEMENTS		A-61

6.1	Regulatory Matters	A-61
6.2	Access to Information; Confidentiality	A-63
6.3	Non-Control	A-64
6.4	Shareholder Approvals	A-64
6.5	Legal Conditions to Merger	A-65
6.6	Stock Exchange Listing	A-66
6.7	Employee Matters	A-66
6.8	Indemnification; Directors’ and Officers’ Insurance	A-69
6.9	Additional Agreements	A-70
6.10	Advice of Changes	A-71
6.11	Litigation	A-71
6.12	Corporate Governance	A-71
6.13	Acquisition Proposals	A-72
6.14	Public Announcements	A-73
6.15	Change of Method	A-73
6.16	Restructuring Efforts	A-74
6.17	Takeover Statutes	A-74
6.18	Operating Functions	A-74

Article VII CONDITIONS PRECEDENT		A-75

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-75
7.2	Conditions to Obligations of Arrow and Merger Sub	A-76
7.3	Conditions to Obligations of Adirondack	A-77

Article VIII TERMINATION AND AMENDMENT		A-77

8.1	Termination	A-77
8.2	Effect of Termination	A-79

Article IX GENERAL PROVISIONS		A-80

9.1	Nonsurvival of Representations, Warranties and Agreements	A-80
9.2	Amendment	A-80
9.3	Extension; Waiver	A-81
9.4	Expenses	A-81
9.5	Notices	A-81
9.6	Interpretation	A-82
9.7	Counterparts	A-83
9.8	Entire Agreement	A-83
9.9	Governing Law; Jurisdiction	A-83

-iv-

9.10	Waiver of Jury Trial	A-84
9.11	Assignment; Third-Party Beneficiaries	A-84
9.12	Specific Performance	A-84
9.13	Severability	A-85
9.14	Confidential Supervisory Information	A-85
9.15	Delivery by Electronic Transmission	A-85

Exhibit A – Form of Bank Merger Agreement

Exhibit B – Form of Adirondack Voting Agreement

Exhibit C – Form of Adirondack Lock-Up Agreement

Exhibit D – Corporate Governance

-v-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 25, 2026 (this “Agreement”), by and among Arrow Financial Corporation, a New York corporation (“Arrow”), Arrow Merger Sub, Inc., a Maryland corporation and a direct, wholly-owned subsidiary of Arrow (“Merger Sub”), and Adirondack Bancorp, Inc., a New York corporation (“Adirondack”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Arrow, Merger Sub and Adirondack have determined that it is in the best interests of their respective companies and their respective shareholders, to consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Adirondack (the “Merger”), so that Adirondack is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Interim Surviving Corporation”) in the Merger and, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), the Interim Surviving Corporation will, subject to the terms and conditions set forth herein, merge with and into Arrow (the “Holdco Merger”), so that Arrow is the surviving corporation in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, immediately following the consummation of the Holdco Merger, Adirondack Bank, a New York bank organized under the Laws of the State of New York and a wholly-owned direct Subsidiary of Adirondack (“Adirondack Bank”), will merge (the “Bank Merger”) with and into Arrow Bank National Association, a national bank organized under the Laws of the United States and a wholly-owned Subsidiary of Arrow (“Arrow Bank”), so that Arrow Bank is the surviving entity in the Bank Merger and is a wholly-owned direct Subsidiary of Arrow, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between Arrow Bank and Adirondack Bank, and attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, in furtherance thereof, the Board of Directors of Adirondack has unanimously approved this Agreement and the transactions contemplated hereby and has directed that this Agreement be submitted to a vote of its shareholders for approval and have recommended that its shareholders approve this Agreement;

WHEREAS, in the furtherance thereof, the Boards of Directors of Arrow and Merger Sub have unanimously approved this Agreement and the transactions contemplated hereby;

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Arrow to enter into this Agreement, all of the directors and certain shareholders of Adirondack have entered into separate Voting Agreements with Arrow, substantially in the form attached hereto as Exhibit B (collectively, the “Adirondack Voting Agreements”) in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Arrow to enter into this Agreement, certain shareholders of Adirondack have entered into separate Lock-Up Agreements with Arrow, substantially in the form attached hereto as Exhibit C (collectively, the “Adirondack Lock-Up Agreements”) in connection with the Merger;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Article I
THE MERGER

1.1           The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the New York Business Corporation Law (the “NYBCL”) and the and Maryland General Corporation Law (the “MGCL”) at the Effective Time, Merger Sub shall merge with and into Adirondack. Adirondack shall be the Interim Surviving Corporation in the Merger, and shall continue its corporate existence under the Laws of the State of New York. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2           Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents at 10:00 a.m., New York City time, on the last Business Day of the first month in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as Arrow and Adirondack may mutually agree in writing after all of such conditions have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

1.3           Effective Time.

The Merger shall become effective as set forth in the certificate of merger to be filed with the New York Department of State and the articles of merger to be filed with Maryland State Department of Assessments and Taxation (the “MDAT”), respectively, on the Closing Date (collectively, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger, or at such other time as shall be provided by applicable law.

1.4           Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NYBCL, the MGCL and this Agreement.

1.5           Conversion of Adirondack Common Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of Arrow, Merger Sub, Adirondack or the holder of any securities of Arrow or Adirondack:

(a)           Subject to Sections 1.5(c) and  2.2(e), each share of the common stock, $5.00 par value, of Adirondack (the “Adirondack Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Adirondack Common Stock owned by Adirondack as treasury shares or owned by Arrow or Adirondack (in each case other than shares of Adirondack Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), shall be converted into the right to receive (i) 1.8610 shares (the “Exchange Ratio”, of the common stock, $1.00 par value, of Arrow (the “Arrow Common Stock”) and (ii) $18.72 in cash (“Cash Consideration and collectively with the Exchange Ratio, the “Merger Consideration”).

(b)           Notwithstanding anything in this Agreement to the contrary, shares of Adirondack Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Sections 623 and 910 of the NYBCL (“Appraisal Shares”) shall not be converted into the Merger Consideration as provided in Section 1.5(a), but instead, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive payment of the fair value of such Appraisal Shares in accordance with Sections 623 and 910 of the NYBCL; provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Sections 623 and 910 of the NYBCL with respect to such Appraisal Shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 623 and 910 of the NYBCL, then the right of such holder to receive the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 1.5(a), less any applicable tax withholding. Adirondack shall give prompt written notice to Arrow of any demands received by Adirondack for appraisal of any shares of Adirondack Common Stock, and Arrow shall have the right to participate in, and direct all negotiations and Proceedings with respect to such demands. Adirondack shall not, without the prior written consent of Arrow, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Effective Time, Arrow shall not, except with the prior written consent of Adirondack, require Adirondack to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c)           All of the shares of Adirondack Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Adirondack Common Stock) previously representing any such shares of Adirondack Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Arrow Common Stock which such shares of Adirondack Common Stock have been converted into the right to receive, (ii) the Cash Consideration, (iii) cash in lieu of fractional shares which the shares of Adirondack Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iv) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Arrow Common Stock or Adirondack Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Arrow and the holders of Adirondack Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Adirondack or Arrow to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(d)           Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Adirondack Common Stock owned by Adirondack as treasury shares or owned by Adirondack or Arrow (in each case other than shares of Adirondack Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.

1.6           Treatment of Adirondack Restricted Stock.

(a)           Except as otherwise agreed between Arrow and Adirondack, at least three business days prior to the Effective Time Adirondack and its Subsidiaries shall cause, (i) all restricted stock awards in respect of a share of Adirondack Common Stock under the Adirondack Bancorp, Inc. 2022 Restricted Stock Plan (the “Adirondack Equity Plan” (each, an “Adirondack Restricted Stock Award”) which are outstanding as of the date hereof, to automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest (to the extent unvested and subject to applicable Taxes required to be withheld, if any, with respect to such vesting) and shall at the Effective Time be converted into, and become exchanged for the Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Adirondack Common Stock in accordance with Section 1.5(a), and (ii) all amounts due and payable pursuant to change in control agreements or other similar payments or benefits under any existing employment, change in control, or other severance agreement or arrangement of Adirondack and its Subsidiaries that become due and payable as a result of the Merger to be paid in full (subject to applicable Taxes required to be withheld, if any, with respect thereto). Adirondack shall, at a regularly scheduled payroll date or a supplemental payroll date prior to the Effective Time, withhold and remit all income and employment taxes resulting from the vesting of such Adirondack Restricted Stock Awards and payments pursuant to this Section 1.6(a)(ii) prior to Closing.

(b)           At or prior to the Effective Time, Adirondack, the Board of Directors of Adirondack, or the compensation committee of the Board of Directors of Adirondack, as applicable, shall adopt resolutions and take any actions that are necessary to effectuate the treatment of the Adirondack Restricted Stock Awards consistent with the provisions of this Section 1.6.

1.7           Merger Sub Stock.

At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, $5.00 par value, of the Interim Surviving Corporation.

1.8           Certificate of Incorporation of Interim Surviving Corporation.

At the Effective Time, the Certificate of Incorporation of Adirondack (the “Adirondack Articles”), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

1.9           Bylaws of Interim Surviving Corporation.

At the Effective Time, the Adirondack Amended and Restated Bylaws (the “Adirondack Bylaws ”) shall be the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with their terms and applicable Law.

1.10         Directors and Officers of Interim Surviving Corporation.

Following the Effective Time, the directors and officers of the Merger Sub immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Corporation, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.11         Tax Consequences.

It is intended that the Merger and the Holdco Merger, taken together, shall be treated as an integrated transaction described in Revenue Ruling 2001-46, 2001-2 C.B. 321, and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code (and any comparable provision of state Law) for federal and applicable state income tax purposes.

1.12         Holdco Merger.

(a) General. As soon as reasonably practicable following the Merger and as part of a single integrated transaction for U.S. federal income tax purposes, Arrow shall cause the Interim Surviving Corporation to be, and the Interim Surviving Corporation shall be, merged with and into Arrow in accordance with the NYBCL. Arrow shall be the Surviving Corporation in the Holdco Merger, and shall continue its corporate existence under the laws of the State of New York. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Corporation shall terminate. Arrow and the Interim Surviving Corporation shall enter into a separate agreement and plan of merger to effect the Holdco Merger immediately after the Effective Time.

(b) Holdco Merger Effective Time. Arrow and the Interim Surviving Corporation shall cause to be filed a certificate of merger with the New York Department of State with respect to the Holdco Merger (together, the “Holdco Merger Certificate”). The Holdco Merger shall become effective at such date and time as specified in the Holdco Merger Certificate in accordance with the relevant provisions of NYBCL, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Holdco Merger Effective Time”).

(c) Effects of the Holdco Merger. At and after the Holdco Merger Effective Time, the Holdco Merger shall have the effects set forth in the applicable provisions of the NYBCL and this Agreement.

(d) Cancellation of Interim Surviving Corporation Stock. Each share of common stock, $5.00 par value, of the Interim Surviving Corporation, as well as each share of any other class or series of capital stock of the Interim Surviving Corporation, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

(e) Arrow Stock. At and after the Holdco Merger Effective Time, each share of Arrow Common Stock issued and outstanding immediately prior to the Holdco Merger Effective Time shall remain an issued and outstanding share of Arrow Common Stock and shall not be affected by the Holdco Merger.

(f) Certificate of Incorporation of Surviving Corporation. At the Holdco Merger Effective Time, the Certificate of Incorporation of Arrow (the “Arrow Certificate”), as in effect immediately prior to the Holdco Merger Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

(g) Bylaws of Surviving Corporation. At the Holdco Merger Effective Time, the Amended and Restated Bylaws of Arrow (the “Arrow Bylaws”) as in effect immediately prior to the Holdco Merger Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

(h) Directors and Officers of the Surviving Corporation. Subject to Section 6.12, at the Holdco Merger Effective Time, the directors and officers of Arrow as of immediately prior to the Holdco Merger Effective Time shall, at and after the Holdco Merger Effective Time, be the directors and officers, respectively, of the Surviving Corporation, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.13         Bank Merger.

Following the consummation of the Holdco Merger, Arrow Bank and Adirondack Bank may, at such time as Arrow elects, consummate the Bank Merger under which Adirondack Bank will merge with and into Arrow Bank pursuant to the Bank Merger Agreement. Arrow Bank shall be the Surviving Bank (the “Surviving Bank”) in the Bank Merger, and shall continue its corporate existence as a national bank. Upon consummation of the Bank Merger, the separate corporate existence of Adirondack Bank shall terminate. The Bank Merger shall become effective at such time and date as Arrow may elect. At such time as Arrow elects to consummate the Bank Merger, Adirondack Bank and Arrow Bank shall execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Merger effective (the “Bank Merger Certificate”).

Article II
EXCHANGE OF SHARES

2.1           Arrow to Make Merger Consideration Available.

At or prior to the Effective Time, Arrow shall deposit, or shall cause to be deposited, with an exchange agent designated by Arrow (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) certificates or, at Arrow’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of Arrow Common Stock to be issued to holders of Adirondack Common Stock and (b) an amount of cash sufficient to pay the aggregate Cash Consideration payable to holders of Adirondack Common Stock and cash in lieu of any fractional shares (such cash and New Certificates, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a).

2.2           Exchange of Shares.

(a)           As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Arrow shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Adirondack Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Arrow Common Stock, the Cash Consideration and any cash in lieu of fractional shares which the shares of Adirondack Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate, or, at the election of Arrow, a statement reflecting shares issued in book-entry form, representing that number of whole shares of Arrow Common Stock to which such holder of Adirondack Common Stock shall have become entitled pursuant to the provisions of Article I, and (ii) a check representing the amount of (A) the Cash Consideration, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Arrow Common Stock which the shares of Adirondack Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to Article I, the Cash Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)           No dividends or other distributions declared with respect to Arrow Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Arrow Common Stock which the shares of Adirondack Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)           If any New Certificate representing shares of Arrow Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Arrow Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)           After the Effective Time, there shall be no transfers on the stock transfer books of Adirondack of the shares of Adirondack Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions as provided in this Article II.

(e)           Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Arrow Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Arrow Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Arrow. In lieu of the issuance of any such fractional share, Arrow shall pay to each former holder of Adirondack Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Arrow Common Stock on the Nasdaq Global Select Market (the “Nasdaq”) for the consecutive period of ten (10) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Adirondack Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Arrow Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5 . The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)           Any portion of the Exchange Fund that remains unclaimed by the holders of Adirondack Common Stock for twelve (12) months after the Effective Time shall be paid to Arrow. Any former holders of Adirondack Common Stock who have not theretofore complied with this Article II shall thereafter look only to Arrow for payment of the shares of Arrow Common Stock, Cash Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Arrow Common Stock deliverable in respect of each former share of Adirondack Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Arrow, Adirondack, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Adirondack Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g)           The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration (including any cash in lieu of fractional shares of Arrow Common Stock), any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Adirondack Common Stock or Adirondack Restricted Stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by Arrow or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Adirondack Common Stock in respect of which the deduction and withholding was made by Arrow or the Exchange Agent, as the case may be.

(h)           In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Arrow or the Exchange Agent, the posting by such person of a bond in such amount as Arrow or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Arrow Common Stock, Cash Consideration, and any cash in lieu of fractional shares, and dividends of distributions, deliverable in respect thereof pursuant to this Agreement without any interest payable thereon.

Article III
REPRESENTATIONS AND WARRANTIES OF ADIRONDACK

Except as disclosed in the disclosure schedule delivered by Adirondack to Arrow concurrently herewith (the “Adirondack Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Adirondack Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Adirondack that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced, and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, Adirondack hereby represents and warrants to Arrow and Merger Sub as follows:

3.1           Corporate Organization.

(a)           Adirondack is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Adirondack has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Adirondack is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Adirondack. As used in this Agreement, “Material Adverse Effect” means, with respect to Arrow, Adirondack or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, Occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers, clients, employees or other business relationships) (it being understood and agreed that the foregoing in this subclause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(l), 4.3(b), 4.4 or 4.11(k) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso), or (G) the expenses incurred by Adirondack or Arrow in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act as defined in the Federal Reserve Board’s Regulation W, 12 C.F.R. § 223.3(ii); and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act. True and complete copies of the Adirondack Certificate and the Adirondack Amended and Restated Bylaws, as in effect as of the date of this Agreement, have previously been made available by Adirondack to Arrow.

(b)           Adirondack Bank is a New York commercial bank, duly organized, validly existing and in good standing under the Laws of the State of New York.

(c)           The deposits of Adirondack Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened. Set forth on Section 3.1(c) of Adirondack Disclosure Schedule is a true and correct schedule of (i) the deposits of Adirondack Bank prepared as of the date indicated thereon (which shall be updated immediately prior to the Closing Date); (ii) deposits of any state, county, municipality or political subdivision held by Adirondack Bank; (iii) deposits held by Adirondack Bank through the Certificate of Deposit Account Registry Service program or any other similar type of program; and (iv) Adirondack Bank’s twenty (20) largest depositors, including the balance of each deposit account and a description of the nature of Adirondack Bank’s relationship with each such depositor.

(d)           Each Subsidiary of Adirondack (an “Adirondack Subsidiary”) (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operating of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Adirondack and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. Except as set forth in Section 3.1(d) of Adirondack Disclosure Schedules, there are no restrictions on the ability of any Subsidiary of Adirondack to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. There are no Subsidiaries of Adirondack other than Adirondack Bank that have or are required to have deposit insurance. Section 3.1(d) of Adirondack Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Adirondack as of the date hereof. True and complete copies of the organizational documents of each Adirondack Subsidiary as in effect as of the date of this Agreement have previously been made available by Adirondack to Arrow. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Adirondack other than the Adirondack Subsidiaries.

3.2           Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Adirondack consists of 2,000,000 shares of Adirondack Common Stock $5.00 par value per share and 1,600 shares of Preferred Stock of Adirondack $5,000 par value per share (“Adirondack Preferred Stock”). As of the date hereof, there are (i) 1,076,246 shares of Adirondack Common Stock issued and outstanding, including 18,432 shares of Adirondack Common Stock outstanding in respect of Adirondack Restricted Stock Awards and no shares of Adirondack Common Stock reserved for issuance upon the settlement of outstanding restricted stock units (ii) 87,917 shares of Adirondack Common Stock held in treasury, (iii) no shares of Adirondack Common Stock reserved for issuance upon the exercise of outstanding Adirondack Stock Options, (iv) no preferred shares of Adirondack Series A Preferred Stock outstanding, and (v) no other shares of capital stock or other equity securities of Adirondack issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Adirondack Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Adirondack may vote. Except as set forth on Section 3.2(a) of Adirondack Disclosure Schedule, no trust preferred or subordinated debt securities of Adirondack are issued or outstanding. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Adirondack, or contracts, commitments, understandings or arrangements by which Adirondack may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Adirondack, or that otherwise obligate Adirondack to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Except as otherwise provided in Section 3.2(a) of the Adirondack Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Adirondack is a party or is bound with respect to the voting or transfer of Adirondack Common Stock or other equity interests of Adirondack, other than the Adirondack Voting Agreements.

(b)           Adirondack owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Adirondack Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Adirondack Bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Adirondack Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3           Authority; No Violation.

(a)           Adirondack has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of Adirondack. The Board of Directors of Adirondack has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Adirondack and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to Adirondack’s shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that the shareholders of Adirondack approve this Agreement and the transactions contemplated hereby, and (v) has approved resolutions to the foregoing effect. Except for (i) the approval of this Agreement by the vote of the majority of all votes entitled to be cast at a meeting of the shareholders of Adirondack (the “Requisite Adirondack Vote”), and (ii) the authorization of the execution of the Bank Merger Agreement by the Board of Directors of Adirondack Bank and the approval of the Bank Merger Agreement by Adirondack as the sole shareholder of Adirondack Bank, no other corporate proceedings on the part of Adirondack are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Adirondack and (assuming due authorization, execution and delivery by Arrow and Merger Sub) constitutes a valid and binding obligation of Adirondack, enforceable against Adirondack in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)           Neither the execution and delivery of this Agreement by Adirondack nor the consummation by Adirondack of the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger), nor compliance by Adirondack with any of the terms or provisions hereof, will (i) violate any provision of the Adirondack Certificate or the Adirondack Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction, or any regulatory, administrative, or enforcement agreement applicable to Adirondack or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b)(ii)(y) of Adirondack Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Adirondack or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Adirondack or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adirondack.

(c)           The Board of Directors of Adirondack Bank has approved the Bank Merger Agreement. Adirondack, as the sole shareholder of Adirondack Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Adirondack Bank and (assuming due authorization, execution and delivery by Arrow Bank) constitutes a valid and binding obligation of Adirondack Bank, enforceable against Adirondack Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4           Consents and Approvals.

Except for (a) the filing of any required applications, filings, waivers and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), including under the Bank Merger Act (12 U.S.C. § 1828(c)), and approval of such applications, filings and notices, (c) the filing of any applications, filings and notices, as applicable, as required by such other banking Laws in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of Adirondack’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Arrow in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (e) the filing of the Certificates of Merger with the New York Department of State pursuant to the NYBCL and the MDAT pursuant to the MGCL, and the filing of the Holdco Merger Certificates with the New York Department of State pursuant to the NYBCL, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable Law, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of Arrow Common Stock pursuant to this Agreement and the approval of the quotation of such Arrow Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Adirondack of this Agreement, (ii) the consummation by Adirondack of the Merger and the other transactions contemplated hereby (including the Holdco Merger and the Bank Merger), (iii) the execution and delivery by Adirondack Bank of the Bank Merger Agreement or (iv) the consummation by Adirondack Bank of the Bank Merger. As of the date hereof, Adirondack is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger, the Holdco Merger and the Bank Merger on a timely basis.

3.5           Reports.

Except as set forth on Section 3.5(a) of Adirondack Disclosure Schedule, Adirondack and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with (i) any state regulatory authority, (ii) the New York State Department of Financial Services (the “NYDFS”), (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any other federal or foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) – (vi), as applicable, collectively, “Regulatory Agencies”), including, without limitation, any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adirondack. Subject to Section 9.14, except as set forth on Section 3.5 of Adirondack Disclosure Schedule (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Adirondack and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Adirondack, investigation into the business or operations of Adirondack or any of its Subsidiaries since January 1, 2023, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Adirondack or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Adirondack or any of its Subsidiaries since January 1, 2023, in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack.

3.6           Financial Statements.

(a)           The (A) audited consolidated balance sheet as of December 31, 2022, December 31, 2023 and December 31, 2024 and the related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024 of Adirondack and its Subsidiaries (the “Audited Financial Statements”) and (B) unaudited interim consolidated balance sheet as of September 30, 2025 and the related unaudited interim consolidated statements of income and cash flows for the nine months ended on September 30, 2025 of Adirondack and its Subsidiaries (including, in each case, the notes, if any, thereto) (the financial statements described in clauses (A) and (B) collectively, the “Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of Adirondack and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Adirondack and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The Financial Statements have been made available to Arrow. The books and records of Adirondack and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2023, no independent public accounting firm of Adirondack has resigned (or informed Adirondack that it intends to resign) or been dismissed as independent public accountants of Adirondack as a result of, or in connection with, any disagreements with Adirondack on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Adirondack Bank included in the consolidated reports of condition and income (call reports) of Adirondack Bank complied, as of their respective dates of filing date with the Federal Reserve Board, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack, neither Adirondack nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the unaudited consolidated balance sheet of Adirondack for the nine months ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)           Adirondack and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Adirondack and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Adirondack and its Subsidiaries conduct business. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Adirondack, Adirondack maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Adirondack, Adirondack has not, since January 1, 2024, experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Adirondack or require a report to a Regulatory Agency that has not been made. To the knowledge of Adirondack, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Adirondack. As of the date hereof, Adirondack and each other insured depository institution Subsidiary of Adirondack is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator). Adirondack Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory” overall and for each of the component lending, investment and service tests.

(d)           Since January 1, 2023, (i) neither Adirondack nor any of its Subsidiaries, nor, to the knowledge of Adirondack, any director, officer, auditor, accountant or representative of Adirondack or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Adirondack or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Adirondack or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Adirondack or any of its Subsidiaries, whether or not employed by Adirondack or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Adirondack or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors of Adirondack or any of its Subsidiaries or any committee thereof or, to the knowledge of Adirondack or any of its Subsidiaries, to any director or officer of Adirondack.

3.7           Broker’s Fees.

With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”), neither Adirondack nor any Adirondack Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Adirondack has disclosed to Arrow as of the date hereof the aggregate fees provided for in connection with the engagement by Adirondack of KBW related to the Merger and the other transactions contemplated hereby.

3.8           Absence of Certain Changes or Events.

(a)           Except as set forth in Section 3.8(a) of the Adirondack Disclosure Schedule, since December 31, 2024, no event or events, effect, change, circumstance, condition, occurrence or development have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack.

(b)           Except as set forth on Section 3.8(b) of Adirondack Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2024, Adirondack and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9           Legal Proceedings.

(a)           Except as set forth in Section 3.9(a) of Adirondack Disclosure Schedule, neither Adirondack nor any of its Subsidiaries is a party to any, and there are no pending or, to Adirondack’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Adirondack or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)           There is no material injunction, order, judgment, or decree, or regulatory, supervisory, administrative, or enforcement restriction imposed upon Adirondack, any of its Subsidiaries or the assets of Adirondack or any of its Subsidiaries (or that, upon consummation of the Merger and the Holdco Merger, would apply to the Surviving Corporation or any of its Affiliates).

3.10           Taxes and Tax Returns.

(a)           Each of Adirondack and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects and have been prepared in material compliance with all applicable laws and regulations.

(b)           All material Taxes of Adirondack and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid or adequate reserves therefore have been made on the financial statements of Adirondack and its Subsidiaries included in the Financial Statements (including the related notes, where applicable). Each of Adirondack and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c)           No claim has been made in writing by any Governmental Entity in a jurisdiction where Adirondack or any of its Subsidiaries does not file Tax Returns that Adirondack or such subsidiary is or may be subject to taxation by that jurisdiction.

(d)           There are no Liens for Taxes on any of the assets of Adirondack or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e)           Neither Adirondack nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, requests for information related to Tax matters, investigations, or other administrative or judicial proceedings regarding any material Tax of Adirondack or its Subsidiaries or the assets of Adirondack and its Subsidiaries, from any federal, state, local or foreign tax authority which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f)           Neither Adirondack nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g)           Neither Adirondack nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Adirondack and its Subsidiaries). Neither Adirondack nor any of its Subsidiaries has (i) been a member of an Affiliated group filing a consolidated federal income Tax Return (other than a group of which Adirondack was the common parent) or (ii) any liability for the Taxes of any person (other than Adirondack or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h)           Neither Adirondack nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i)            Neither Adirondack nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(j)           As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(k)           As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(l)            Neither Adirondack nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under both (a) Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law No. 116-127) and (b) Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

(m)           Neither Adirondack nor any of its Subsidiaries has requested an extension of time within which to file any Tax Return, which Tax Return was not subsequently filed. Neither Adirondack nor any of its Subsidiaries has agreed in writing to waive or provided similar consents regarding the statute of limitations with respect to any Taxes or Tax Return.

(n)           The charges, accruals, and reserves with respect to Taxes on the respective books of Adirondack and each of its Subsidiaries are adequate to pay all Taxes not yet due and payable and have been determined in accordance with GAAP. No differences exist between the amounts of the book basis and the Tax basis of assets (net of liabilities) that are not accounted for on any accrual on the books of Adirondack and its Subsidiaries for federal income tax purposes.

(o)           Neither Adirondack nor any of its Subsidiaries have applied for, requested or received any tax rulings from any federal, state, municipal or foreign tax entity.

(p)           Neither Adirondack nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Adirondack or any of its Subsidiaries, and the IRS has not proposed any such change in accounting method.

(q)           Adirondack, its Subsidiaries and their respective directors have not taken, and do not intend to take, any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

3.11           Employees and Employee Benefit Plans.

(a)           Section 3.11(a) of Adirondack Disclosure Schedule sets forth a true, correct and complete list of all Adirondack Benefit Plans. For purposes hereof, “Adirondack Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Adirondack or any Subsidiary or any trade or business of Adirondack or any of its Subsidiaries, whether or not incorporated, all of which together with Adirondack would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Adirondack ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Adirondack or any of its Subsidiaries or any Adirondack ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Adirondack or any of its Subsidiaries or any Adirondack ERISA Affiliate.

(b)           Section 3.11(b) of Adirondack Disclosure Schedule sets forth a true, correct and complete list of the following documents with respect to each of Adirondack Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Adirondack Benefit Plan, (iii) where any Adirondack Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Adirondack Benefit Plan, (vi) the most recently prepared actuarial report for each Adirondack Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c)           Each Adirondack Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all Laws, including ERISA and the Code. Neither Adirondack nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Adirondack Benefit Plan, and neither Adirondack nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)           Each Adirondack Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Adirondack, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Adirondack Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. Except as set forth in Section 3.11(d) of Adirondack Disclosure Schedule, no trust funding any Adirondack Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)           Each Adirondack Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code and the regulations thereunder. No payment to be made under any Adirondack Benefit Plan is, or to the knowledge of Adirondack, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f)           With respect to each Adirondack Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such Adirondack Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Adirondack Benefit Plan, based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Adirondack Benefit Plan’s actuary with respect to such Adirondack Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Adirondack Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Adirondack or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Adirondack Benefit Plan.

(g)           None of Adirondack, its Subsidiaries nor any Adirondack ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Adirondack and its Subsidiaries nor any Adirondack ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h)           Except as otherwise provided in Section 3.11(h) of the Adirondack Disclosure Schedule, neither Adirondack nor any of its Subsidiaries’ sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i)           All contributions required to be made to any Adirondack Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Adirondack Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Adirondack.

(j)            There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Adirondack’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against Adirondack Benefit Plans, any fiduciaries thereof with respect to their duties to Adirondack Benefit Plans or the assets of any of the trusts under any of Adirondack Benefit Plans that could reasonably be expected to result in any material liability of Adirondack or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Adirondack Benefit Plan, or any other party.

(k)           To the knowledge of Adirondack, none of Adirondack and its Subsidiaries nor any Adirondack ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Adirondack Benefit Plans or their related trusts, Adirondack, any of its Subsidiaries, any Adirondack ERISA Affiliate or any person that Adirondack or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)            Except as set forth in Section 3.11(l) of Adirondack Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Adirondack or any of its Subsidiaries, or result in any limitation on the right of Adirondack or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Adirondack Benefit Plan or related trust. No amount paid or payable (whether in cash, in property, or in the form of benefits) by Adirondack or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Adirondack nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Adirondack or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m)           Except as set forth in Section 3.11(m) of Adirondack Disclosure Schedule, no Adirondack Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(n)           There are no pending or, to Adirondack’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Adirondack or any of its Subsidiaries, or any strikes or other material labor disputes against Adirondack or any of its Subsidiaries. Neither Adirondack nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Adirondack or any of its Subsidiaries and, to the knowledge of Adirondack, there are no organizing efforts by any union or other group seeking to represent any employees of Adirondack or any of its Subsidiaries and no employees of Adirondack or any of its Subsidiaries are represented by any labor organization.

(o)           To the knowledge of Adirondack, no current or former employee or independent contractor of Adirondack or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation (“Restrictive Covenant”), or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) Adirondack or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Adirondack or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

3.12           Compliance with Applicable Law.

Adirondack and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, charters, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Adirondack, and, to the knowledge of Adirondack, no suspension or cancellation of any such necessary license, charter, franchise, permit or authorization is threatened. Adirondack and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement, including such Laws that prohibit, penalize or restrict commercial cannabis activities (“Laws”) of any Governmental Entity relating to Adirondack or any of its Subsidiaries, including, but not limited to, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any applicable regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, economic and trade sanctions, Sections 23A and 23B of the Federal Reserve Act and Regulation W, Regulation O, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans and payment of “golden parachute payments” and indemnification (collectively, “Compliance Areas”). Each of Adirondack’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Adirondack or any of its Subsidiaries, or to the knowledge of Adirondack, no director, officer, employee, agent or other person acting on behalf of Adirondack or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Adirondack or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Adirondack or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Adirondack or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Adirondack or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Adirondack or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Adirondack or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Adirondack: (i) Adirondack and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Adirondack, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account. As of the date hereof, Adirondack and Adirondack Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator). Adirondack Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

3.13           Certain Contracts.

(a)           Except as set forth in Section 3.13(a) of Adirondack Disclosure Schedule, as of the date hereof, neither Adirondack nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i)            with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by Adirondack or a Subsidiary without the payment of severance;

(ii)           that, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the Occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Arrow, Adirondack, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii)          which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(iv)          that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Adirondack or any of its Affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business;

(v)           with or to a labor union or guild (including any collective bargaining agreement);

(vi)          any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the Occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii)         (A) that relates to the incurrence of indebtedness by Adirondack or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions or (B) that provides for the guarantee, support, assumption or endorsement by Adirondack or any of its Subsidiaries of, or any similar commitment by Adirondack or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more; or (B) that provides for the guarantee, support, assumption or endorsement by Adirondack or any of its Subsidiaries of, or any similar commitment by Adirondack or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more;

(viii)        that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Adirondack or its Subsidiaries or includes any exclusive dealing requirements in favor of Adirondack’s or its Subsidiaries’ counterparty;

(ix)          that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $75,000 per annum (other than any such contracts which are terminable by Adirondack or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(x)           that includes an indemnification obligation of Adirondack or any of its Subsidiaries with a maximum potential liability in excess of $75,000;

(xi)          that involves aggregate payments or receipts by or to Adirondack or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by Adirondack or any Subsidiary of Adirondack of any material penalty;

(xii)         that is a settlement, consent or similar agreement and contains any material continuing obligations of Adirondack or any of its Subsidiaries; or

(xiii)        that relates to the acquisition or disposition of any person, business or asset and under which Adirondack or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) whether or not set forth in the Adirondack Disclosure Schedule, is referred to herein as an “Adirondack Contract”, and neither Adirondack nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Adirondack Contract by any of the parties thereto.

(b)           Adirondack has made available to Arrow a true, correct and complete copy of each written Adirondack Contract and each written amendment to any Adirondack Contract. Section 3.13(b) of the Adirondack Disclosure Schedule sets forth a true, correct and complete description of any oral Adirondack Contract and any oral amendment to any Adirondack Contract.

(c)           Each Adirondack Contract is valid and binding on Adirondack or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adirondack. Each Adirondack Contract is enforceable against Adirondack or the applicable Subsidiary and, to the knowledge of Adirondack, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Adirondack and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Adirondack Contract. To the knowledge of Adirondack, each third-party counterparty to each Adirondack Contract has in all material respects performed all obligations required to be performed by it under such Adirondack Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Adirondack or any of its Subsidiaries under any such Adirondack Contract. Neither Adirondack nor any Subsidiary of Adirondack has received or delivered any notice of cancellation or termination of any Adirondack Contract.

3.14           Agreements with Regulatory Agencies.

Subject to Section 9.14, neither Adirondack nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Adirondack Disclosure Schedule, an “Adirondack Regulatory Agreement”), nor has Adirondack or any of its Subsidiaries been advised in writing, or to Adirondack’s knowledge, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Adirondack Regulatory Agreement, nor does Adirondack believe that any such Adirondack Regulatory Agreement is likely to be initiated, ordered or requested.

3.15           Risk Management Instruments.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Adirondack: (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Adirondack, any of its Subsidiaries or for the account of a customer of Adirondack or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Adirondack or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Adirondack and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Adirondack’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. As of the date hereof, Adirondack has not entered into any interest rate swaps.

3.16           Environmental Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Adirondack, Adirondack and its Subsidiaries are in compliance, and have complied since January 1, 2023, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Adirondack, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Adirondack or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Adirondack, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack. To the knowledge of Adirondack, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack. Adirondack is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Adirondack.

3.17           Investment Securities and Commodities.

(a)           Each of Adirondack and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the Financial Statements or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Adirondack or its Subsidiaries. Such securities and commodities are valued on the books of Adirondack in accordance with GAAP in all material respects.

(b)           Adirondack and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Adirondack believes are prudent and reasonable in the context of such businesses, and Adirondack and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Adirondack has made available to Arrow the material terms of such policies, practices and procedures.

3.18           Real Property.

(a)           Section 3.18(a) of Adirondack Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by Adirondack and its Subsidiaries. Adirondack has good and marketable title to all Adirondack Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due and Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b)           Section 3.18(b) of Adirondack Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Adirondack or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Adirondack or any of its Subsidiaries on the date hereof (collectively, the “Adirondack Leased Real Property”), whether in Adirondack’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be. Adirondack or its Subsidiaries has valid leasehold interests in the Adirondack Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Adirondack Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Adirondack, the lessor, and (ii) enforceable against Adirondack or the applicable Subsidiary and, to the knowledge of Adirondack, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Adirondack and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Adirondack Real Estate Lease, and to the knowledge of Adirondack, each counterparty to each Adirondack Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Adirondack Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Adirondack or any of its Subsidiaries under any Adirondack Real Estate Lease. Adirondack has made available to Arrow a true, correct and complete copy of each written Adirondack Real Estate Lease and each written amendment to any Adirondack Real Estate Lease.

(c)           Neither Adirondack nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Adirondack Owned Property or Adirondack Leased Real Property. There are no pending or, to the knowledge of Adirondack, threatened condemnation proceedings against the Adirondack Owned Property or Adirondack Leased Real Property.

3.19           Intellectual Property; Company Systems.

(a)           Adirondack and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Adirondack, (a) (i) the use of any Intellectual Property by Adirondack and its Subsidiaries and the conduct of their businesses does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Adirondack or any Adirondack Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Adirondack, no person has asserted in writing to Adirondack that Adirondack or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Adirondack, infringing on or otherwise violating, any right of Adirondack or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Adirondack or its Subsidiaries, and (c) neither Adirondack nor any Adirondack Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Adirondack or any Adirondack Subsidiary, and Adirondack and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Adirondack and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, and any similar intellectual property or proprietary rights.

(b)           The computer, information technology and data processing systems, facilities and services used by Adirondack or any Adirondack Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Adirondack Systems”), are reasonably sufficient for the conduct of the respective businesses of Adirondack and each Adirondack Subsidiary as currently conducted and Adirondack Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Adirondack and the Adirondack Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Adirondack. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Adirondack since January 1, 2023, no third party has gained unauthorized access to any Adirondack Systems owned or controlled by Adirondack or any of Adirondack Subsidiaries. Adirondack and the Adirondack Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect Adirondack Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. To the knowledge of Adirondack, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Adirondack and its Subsidiaries. Each of Adirondack and the Adirondack Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Adirondack and the Adirondack Subsidiaries.

(c)           Each of Adirondack and the Adirondack Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d)           Since January 1, 2023, neither Adirondack nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy, or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

3.20           Related Party Transactions.

Except as set forth in Section 3.20 of the Adirondack Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Adirondack and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Adirondack made available to Arrow and (z) benefits due under any Adirondack Benefit Plan), between or among (a) Adirondack or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Adirondack or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Adirondack Common Stock or (ii) any Affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21           State Takeover Laws.

No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “Affiliate transactions,” “takeover” or similar provision of any state anti-takeover Law (any such Laws, “Takeover Statutes”) is applicable to this Agreement, the Adirondack Voting Agreements, the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement under the NYBCL or any other Law. With respect to the transactions contemplated hereby, holders of the capital stock of Adirondack are entitled to exercise appraisal rights under the NYBCL.

3.22           Reorganization.

Adirondack has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23           Opinion.

Prior to the execution of this Agreement, the Board of Directors of Adirondack has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the minority shareholders of Adirondack. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24           Adirondack Information.

The information relating to Adirondack and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Adirondack and its Subsidiaries that is provided by Adirondack or its representatives for inclusion in any other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Arrow or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25           Loan Portfolio.

(a)           As of the date hereof, except as set forth in Section 3.25(a) of the Adirondack Disclosure Schedule, neither Adirondack nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each, a “Borrower”) in which Adirondack or any Subsidiary of Adirondack is a creditor which as of December 31, 2025, had an outstanding balance plus unfunded commitments, if any, of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2025, over ninety (90) days or more delinquent in payment of principal or interest, (ii) Loans with any director, executive officer or 5% or greater shareholder of Adirondack or any of its Subsidiaries, or to the knowledge of Adirondack, any Affiliate of any of the foregoing or (iii) loan to a Borrower that is in a cannabis-related business or a Borrower that has a tenant in a building that acts as collateral for a loan by Adirondack Bank to a Borrower. Set forth in Section 3.25(a) of the Adirondack Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Adirondack and its Subsidiaries that, as of December 31, 2025, were classified by Adirondack as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Adirondack or any of its Subsidiaries that, as of December 31, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b)           Section 3.25(b) of the Adirondack Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2025, of each Loan of Adirondack or any of its Subsidiaries that (i) is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan, and (ii) where a cannabis-related business is a borrower or a guarantor.

(c)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Adirondack, each Loan of Adirondack and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Adirondack and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Adirondack, each outstanding Loan of Adirondack or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Adirondack and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws, regulations and rules.

(e)           None of the agreements pursuant to which Adirondack or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f)           There are no outstanding Loans made by Adirondack or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Adirondack or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g)           Since January 1, 2023, neither Adirondack nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other regulatory, supervisory or administrative agreement, requirement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26           Insurance.

(a)           Adirondack and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Adirondack reasonably has determined to be prudent and consistent with industry practice, and Adirondack and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Adirondack Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Adirondack and its Subsidiaries, Adirondack or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by Adirondack or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and neither Adirondack nor any of its Subsidiaries has knowledge of notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies

(b)           Section 3.26(b) of the Adirondack Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Adirondack Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP.

3.27           Subordinated Indebtedness.

Adirondack has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.28 of Adirondack Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.28           No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a)           No Adirondack Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b)           No Adirondack Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Adirondack is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable Law.

3.29           No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Adirondack in this Article III, neither Adirondack nor any other person makes any express or implied representation or warranty with respect to Adirondack, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Adirondack hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Adirondack nor any other person makes or has made any representation or warranty to Arrow, Merger Sub or any of their Affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Adirondack, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Adirondack in this Article III, oral or written information presented to Arrow, Merger Sub or any of their Affiliates or representatives in the course of their due diligence investigation of Adirondack, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Adirondack acknowledges and agrees that neither Arrow nor any other person has made or is making any express or implied representation or warranty with respect to Arrow, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

Article IV
REPRESENTATIONS AND WARRANTIES OF ARROW AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Arrow to Adirondack concurrently herewith (the “Arrow Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in Arrow Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Arrow or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Arrow Reports filed by Arrow after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Arrow and Merger Sub hereby represent and warrant to Adirondack as follows:

4.1           Corporate Organization.

(a)           Arrow is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York and is a bank holding company duly registered under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each of Arrow and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Arrow and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Arrow. True and complete copies of the Arrow Articles, the Arrow Bylaws, articles of incorporation of Merger Sub (the “Merger Sub Certificate”) and bylaws of Merger Sub (the “Merger Sub Bylaws”) as in effect as of the date of this Agreement, have previously been made available by Arrow to Adirondack.

(b)           Arrow Bank is a national bank, duly organized, validly existing and in good standing under the Laws of the United States. The deposits of Arrow Bank are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c)           Each Subsidiary of Arrow (a “Arrow Subsidiary”) (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Arrow, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Arrow to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Except as set forth in Section 4.1(c) of the Arrow Disclosure Schedule, there are no Subsidiaries of Arrow other than Arrow Bank that have or are required to have deposit insurance. Section 4.1(c) of the Arrow Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Arrow as of the date hereof. True and complete copies of the organizational documents of each Arrow Subsidiary as in effect as of the date of this Agreement have previously been made available by Arrow to Adirondack. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Arrow other than the Arrow Subsidiaries.

4.2           Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Arrow consists of 30,000,000 shares of Arrow Common Stock and 1,000,000 shares of preferred stock, $1.00 par value per share (the “Arrow Preferred Stock”). As of the date hereof, there are (i) 22,066,559 shares of Arrow Common Stock outstanding, including 105,758 shares of Arrow Common Stock outstanding in respect of Arrow restricted stock awards (“Arrow Restricted Stock Awards”), (ii) 5,556,009 shares of Arrow Common Stock held in treasury, (iii) no shares of Arrow Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Arrow Common Stock granted under the Arrow Financial Corporation 2022 Long-Term Incentive Plan (“Arrow Stock Options”), (iv) 287,546 shares of Arrow Common Stock reserved for issuance under the Arrow Financial Corporation 2022 Long-Term Incentive Plan and, together with the Arrow Stock Options and the Arrow Restricted Stock Awards, the “Arrow Equity Awards,” (v) 43,076 shares of Arrow Common Stock reserved for issuance under the Arrow Financial Corporation 2023 Directors' Stock Plan, (vi) 273,146 shares of Arrow Common Stock reserved for issuance under the Arrow Financial 2023 Employee Stock Purchase Plan and (vii) no shares of Arrow Preferred Stock outstanding. As of the date of this Agreement, there are no other shares of capital stock or other equity or voting securities of Arrow issued, reserved for issuance or outstanding. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are issued and outstanding. All of the issued and outstanding shares of Arrow Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Arrow or Merger Sub may vote. Except as set forth on Section 4.2(a) of the Arrow Disclosure Schedule, no trust preferred or subordinated debt securities of Arrow are issued or outstanding. Other than Arrow Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Arrow or Merger Sub, or contracts, commitments, understandings or arrangements by which Arrow may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Arrow or Merger Sub, or that otherwise obligate Arrow or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Arrow or Merger Sub is a party or is bound with respect to the voting or transfer of Arrow Common Stock or Meger Sub Common Stock or other equity interests of Arrow or Merger Sub.

(b)           Arrow owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Arrow Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Arrow Bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Arrow Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3           Authority; No Violation.

(a)           Each of Arrow and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Arrow and Merger Sub and by Arrow, as the sole shareholder of Merger Sub. The Board of Directors of Arrow has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Arrow and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), and (iii) has adopted resolutions to the foregoing effect. The Board of Directors of Merger Sub has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable to and in the best interests of Merger Sub and its sole shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), has directed that this Agreement be submitted to Merger Sub’s sole stockholder for approval, and has adopted resolutions to the foregoing effect.  Except for (i) the authorization of the execution of the Bank Merger Agreement by the Board of Directors of Arrow Bank and the approval of the Bank Merger Agreement by Arrow as Arrow Bank’s sole shareholder and (ii) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Arrow or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Arrow and Merger Sub and (assuming due authorization, execution and delivery by Adirondack) constitutes a valid and binding obligation of Arrow and Merger Sub, enforceable against Arrow and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Arrow Common Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Arrow will have any preemptive right or similar rights in respect thereof.

(b)           Neither the execution and delivery of this Agreement by Arrow or Merger Sub, nor the consummation by Arrow or Merger Sub of the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger), nor compliance by Arrow or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Arrow Articles, Arrow Bylaws, Merger Sub Certificate or Merger Sub Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction, or any regulatory, administrative, or enforcement agreement applicable to Arrow, Merger Sub, any of the Arrow Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Arrow, Merger Sub or any of the Arrow Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Arrow, Merger Sub or any of the Arrow Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Arrow.

(c)           The Board of Directors of Arrow Bank has approved the Bank Merger Agreement. Arrow, as the sole shareholder of Arrow Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Arrow Bank and (assuming due authorization, execution and delivery by Adirondack Bank) constitutes a valid and binding obligation of Arrow Bank, enforceable against Arrow Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

4.4           Consents and Approvals.

Except for (a) the filing of any required applications, filings and notices with the Nasdaq Global Select Market, (b) the filing of any required applications, waivers, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC, including under the Bank Merger Act (12 U.S.C. § 1828(c)), and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, as required by such other banking Laws in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of the Proxy Statement and of the S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger with the New York Department of State pursuant to the NYBCL and the MDAT pursuant to the MGCL, and the filing of the Holdco Merger Certificates with the New York Department of State pursuant to the NYBCL, (g) the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable Law, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of Arrow Common Stock pursuant to this Agreement and the approval of the quotation of such Arrow Common Stock on the Nasdaq Global Select Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Arrow and Merger Sub of this Agreement, (ii) the consummation by Arrow and Merger Sub of the Merger and the other transactions contemplated hereby (including the Holdco Merger and the Bank Merger), (iii) the execution and delivery by Arrow Bank of the Bank Merger Agreement or (iv) the consummation by Arrow Bank of the Bank Merger. As of the date hereof, each of Arrow and Merger Sub is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger, the Holdco Merger and the Bank Merger on a timely basis.

4.5           Reports.

(a)           Except as set forth on Section 4.5 of the Arrow Disclosure Schedule, Arrow and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Arrow. Subject to Section 9.14, (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Arrow and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Arrow, investigation into the business or operations of Arrow or any of its Subsidiaries since January 1, 2024, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Arrow or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Arrow or any of its Subsidiaries since January 1, 2024; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow.

(b)           An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Arrow to the SEC since December 31, 2024 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Arrow Reports”) is publicly available. No such Arrow Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Arrow Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Arrow has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Arrow Reports.

4.6           Financial Statements.

(a)           The financial statements of Arrow and its Subsidiaries included (or incorporated by reference) in the Arrow Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Arrow and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Arrow and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filings with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Arrow and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2024, no independent public accounting firm of Arrow has resigned (or informed Arrow that it intends to resign) or been dismissed as independent public accountants of Arrow as a result of, or in connection with, any disagreements with Arrow on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Arrow included in the consolidated reports of condition and income (call reports) of Arrow Bank complied, as of their respective dates of filing with the OCC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow, neither Arrow nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Arrow included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)           The records, systems, controls, data and information of Arrow and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Arrow or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Arrow. Arrow (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Arrow, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Arrow by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Arrow’s outside auditors and the audit committee of Arrow’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Arrow’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Arrow’s internal controls over financial reporting. Any such disclosures were made in writing by management to Arrow’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Adirondack. To the knowledge of Arrow, there is no reason to believe that Arrow’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d)           Since January 1, 2024, (i) neither Arrow nor any of its Subsidiaries, nor, to the knowledge of Arrow, any director, officer, auditor, accountant or representative of Arrow or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Arrow or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Arrow or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Arrow or any of its Subsidiaries, whether or not employed by Arrow or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Arrow or any of its officers, directors, employees or agents to the Board of Directors of Arrow or any committee thereof or, to the knowledge of Arrow, to any director or officer of Arrow.

4.7           Broker’s Fees.

With the exception of the engagement of Hovde Group LLC (“Hovde”), neither Arrow nor any Arrow Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Arrow has disclosed to Adirondack as of the date hereof the aggregate fees provided for in connection with the engagement by Arrow of Hovde related to the Merger and the other transactions contemplated hereby.

4.8           Absence of Certain Changes or Events.

(a)           Since December 31, 2024, no event or events, effect, change, circumstance, condition, occurrence or development have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow.

(b)           Except as set forth on Section 4.8(b) of the Arrow Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2024, Arrow and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9           Legal Proceedings.

(a)           Except as set forth in Section 4.9(a) of the Arrow Disclosure Schedule, neither Arrow nor any of its Subsidiaries is a party to any, and there are no pending or, to Arrow’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Arrow or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)           There is no injunction, order, judgment, or decree, or regulatory, supervisory, administrative, or enforcement restriction imposed upon Arrow, any of its Subsidiaries or the assets of Arrow or any of its Subsidiaries (or that, upon consummation of the Merger and the Holdco Merger, would apply to the Surviving Corporation or any of its Affiliates) that would reasonably be expected to be material to Arrow and its Subsidiaries, taken as a whole.

4.10           Taxes and Tax Returns.

(a)           Each of Arrow and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects and have been prepared in material compliance with all applicable laws and regulations.

(b)           All material Taxes of Arrow and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Arrow and its Subsidiaries included (or incorporated by reference) in Arrow Reports (including the related notes, where applicable). Each of Arrow and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c)           No claim has been made in writing by any Governmental Entity in a jurisdiction where Arrow or any of its Subsidiaries does not file Tax Returns that Arrow or such Subsidiary is or may be subject to taxation by that jurisdiction.(d)              There are no Liens for Taxes on any of the assets of Arrow or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e)           Neither Arrow nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, requests for information related to Tax matters, investigations, or other administrative or judicial proceedings regarding any material Tax of Arrow or its Subsidiaries or the assets of Arrow and its Subsidiaries, from any federal, state, local or foreign taxing authorities, which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f)           Neither Arrow nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g)           Neither Arrow nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Arrow and its Subsidiaries). Neither Arrow nor any of its Subsidiaries has (i) been a member of an Affiliated group filing a consolidated federal income Tax Return (other than a group of which Arrow was the common parent) or (ii) any liability for the Taxes of any person (other than Arrow or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h)           Neither Arrow nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i)           Neither Arrow nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(j)           Neither Arrow nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law No. 116-127) and Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

(k)           Neither Arrow nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Arrow or any of its Subsidiaries, and the IRS has not proposed any such change in accounting method.

(l)           Arrow and its Subsidiaries have not taken, and do not intend to take, any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

4.11           Employees and Employee Benefit Plans.

(a)           Section 4.11(a) of the Arrow Disclosure Schedule sets forth a true, correct and complete list of all Arrow Benefit Plans. For purposes of this Agreement, “Arrow Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Arrow or any Subsidiary or any trade or business of Arrow or any of its Subsidiaries, whether or not incorporated, all of which together with Arrow would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “Arrow ERISA Affiliate ”) is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Arrow or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Arrow or any of its Arrow ERISA Affiliates.

(b)           Each Arrow Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all Laws, including ERISA and the Code. Neither Arrow nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Arrow Benefit Plan, and neither Arrow nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c)           Each Arrow Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Arrow, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Arrow Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Arrow Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d)           Each Arrow Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code and the regulations thereunder. No payment to be made under any Arrow Benefit Plan is, or to the knowledge of Arrow, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(e)           With respect to each Arrow Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such Arrow Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Arrow Benefit Plan, based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Arrow Benefit Plan’s actuary with respect to such Arrow Benefit Plan, did not as of the latest valuation date, exceed the then current fair market value of the assets of such Arrow Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Arrow or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Arrow Benefit Plan.

(f)            None of Arrow, its Subsidiaries nor any Arrow ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Arrow and its Subsidiaries nor Arrow ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan.

(g)           All contributions required to be made to any Arrow Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Arrow Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Arrow.

(h)           There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Arrow’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against the Arrow Benefit Plans, any fiduciaries thereof with respect to their duties to the Arrow Benefit Plans or the assets of any of the trusts under any of the Arrow Benefit Plans that could reasonably be expected to result in any material liability of Arrow or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Arrow Benefit Plan or any other party.

(i)           To the knowledge of Arrow, none of Arrow and its Subsidiaries nor any Arrow ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Arrow Benefit Plans or their related trusts, Arrow, any of its Subsidiaries, any Arrow ERISA Affiliate or any person that Arrow or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)           There are no pending or, to Arrow’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Arrow or any of its Subsidiaries, or any strikes or other material labor disputes against Arrow or any of its Subsidiaries. Neither Arrow nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Arrow or any of its Subsidiaries and, to the knowledge of Arrow, there are no organizing efforts by any union or other group seeking to represent any employees of Arrow and any of its Subsidiaries and no employees of Arrow or any of its Subsidiaries are represented by any labor organization.

4.12           Compliance with Applicable Law.

Arrow and each of its Subsidiaries hold, and have at all times since January 1, 2024, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Arrow, and, to the knowledge of Arrow, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Arrow and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Laws of any Governmental Entity relating to Arrow or any of its Subsidiaries, including all Laws related to Compliance Areas. Each of Arrow’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Arrow or any of its Subsidiaries, or to the knowledge of Arrow, no director, officer, employee, agent or other person acting on behalf of Arrow or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Arrow or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Arrow or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Arrow or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Arrow or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Arrow or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Arrow or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Arrow: (i) Arrow and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Arrow, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13           Certain Contracts.

(a)           Each Arrow material contract is valid and binding on Arrow or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Arrow. Each Arrow material contract is enforceable against Arrow or the applicable Subsidiary and, to the knowledge of Arrow, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Arrow and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Arrow material contract. To the knowledge of Arrow, each third-party counterparty to each Arrow material contract has in all material respects performed all obligations required to be performed by it under such Arrow material contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Arrow or any of its Subsidiaries under any such Arrow material contract. Neither Arrow nor any Subsidiary of Arrow has received or delivered any notice of cancellation or termination of any Arrow material contract.

4.14           Agreements with Regulatory Agencies.

Subject to Section 9.14 and except as set forth in Section 4.14 of the Arrow Disclosure Schedule, neither Arrow nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2024, a recipient of any supervisory letter from, or since January 1, 2024, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Arrow Disclosure Schedule, a “Arrow Regulatory Agreement”), nor has Arrow or any of its Subsidiaries been advised in writing, or to Arrow’s knowledge, orally, since January 1, 2024, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Arrow Regulatory Agreement, nor does Arrow believe that any such Arrow Regulatory Agreement is likely to be initiated, ordered or requested. Arrow and its Subsidiaries are in compliance in all material respects with each Arrow Regulatory Agreement to which it is a party or is subject. Arrow and its Subsidiaries have not received any notice from any Governmental Entity indicating that Arrow or its Subsidiaries is not in compliance in any material respect with any Arrow Regulatory Agreement.

4.15           Risk Management Instruments.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Arrow, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Arrow, any of its Subsidiaries or for the account of a customer of Arrow or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Arrow or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Arrow and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Arrow’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16           Environmental Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Arrow, Arrow and its Subsidiaries are in compliance, and have complied since January 1, 2024, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Arrow any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Arrow or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Arrow, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow. To the knowledge of Arrow, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow. Arrow is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Arrow.

4.17           Investment Securities and Commodities.

(a)           Each of Arrow and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Arrow Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Arrow or its Subsidiaries. Such securities and commodities are valued on the books of Arrow in accordance with GAAP in all material respects.

(b)           Arrow and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Arrow believes are prudent and reasonable in the context of such businesses, and Arrow and its Subsidiaries have, since January 1, 2024, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Arrow has made available to Adirondack the material terms of such policies, practices and procedures.

4.18           Real Property.

(a)           Arrow has good and marketable title to all the real property owned by Arrow and its Subsidiaries (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens except Permitted Encumbrances.

(b)           Arrow or its Subsidiaries has valid leasehold interests in the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Arrow or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Arrow or any of its Subsidiaries on the date hereof (collectively, the “Arrow Leased Real Property”), whether in Arrow’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be, free and clear of all Liens, except Permitted Encumbrances. Each Arrow Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Arrow, the lessor, and (ii) enforceable against Arrow or the applicable Subsidiary and, to the knowledge of Arrow, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Arrow and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Arrow Real Estate Lease, and to the knowledge of Arrow, each counterparty to each Arrow Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Arrow Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Arrow or any of its Subsidiaries under any Arrow Real Estate Lease. Arrow has made available to Adirondack a true, correct and complete copy of each written Arrow Real Estate Lease and each written amendment to any Arrow Real Estate Lease.

(c)           Neither Arrow nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Arrow owned property or Arrow Leased Real Property. There are no pending or, to the knowledge of Arrow, threatened condemnation proceedings against the Arrow owned property or Arrow Leased Real Property.

4.19           Intellectual Property; Company Systems.

(a)           Arrow and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Arrow, (a) (i) the use of any Intellectual Property by Arrow and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Arrow or any Arrow Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Arrow, no person has asserted in writing to Arrow that Arrow or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Arrow, infringing on or otherwise violating, any right of Arrow or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Arrow or its Subsidiaries, and (c) neither Arrow nor any Arrow Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Arrow or any Arrow Subsidiary, and Arrow and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Arrow and its Subsidiaries.

(b)           The computer, information technology and data processing systems, facilities and services used by Arrow or any Arrow Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Arrow Systems”), are reasonably sufficient for the conduct of the respective businesses of Arrow and each Arrow Subsidiary as currently conducted and Arrow Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Arrow and the Arrow Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Arrow. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Arrow since January 1, 2024, no third party has gained unauthorized access to any Arrow Systems owned or controlled by Arrow or any of the Arrow Subsidiaries. Arrow and the Arrow Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect Arrow Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Arrow and Arrow Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Arrow and Arrow Subsidiaries.

(c)           Each of Arrow and the Arrow Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d)           Since January 1, 2024, neither Arrow nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

4.20           Related Party Transactions.

Except as set forth in Section 4.20 of the Arrow Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Arrow and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Arrow and (z) benefits due under any Arrow Benefit Plan), between or among (a) Arrow or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Arrow or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Arrow Common Stock or (ii) any Affiliate or immediate family member of any person referenced in clause (y), on the other hand.

4.21           State Takeover Laws.

No Takeover Statute is applicable to this Agreement, the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement under the NYBCL, the MGCL or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of Arrow or Merger Sub is entitled to exercise any appraisal rights under the NYBCL or the MGCL or any successor statute, or any similar dissenter’s or appraisal rights.

4.22           Reorganization.

Arrow has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23           Opinion.

Prior to the execution of this Agreement, the Board of Directors of Arrow has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Hovde to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the holders of Arrow Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24           Arrow Information.

The information relating to Arrow and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Arrow and its Subsidiaries that is provided by Arrow or its representatives for inclusion in any other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Adirondack or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Adirondack or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25           Loan Portfolio.

(a)           Arrow has made available to Adirondack (i) a list of Borrowers with an outstanding balance plus unfunded commitments, if any, of $1,000,000 or more and under the terms of which the Borrower was, as of December 31, 2025, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) a list of Loans with any director, executive officer or 5% or greater shareholder of Arrow or any of its Subsidiaries, or to the knowledge of Arrow, any Affiliate of any of the foregoing.

(b)           Arrow has made available to Adirondack a true, correct and complete list, as of December 31, 2025, of each Loan of Arrow or any of its Subsidiaries that is structured as a Loan Participation, including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Arrow, each Loan of Arrow and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Arrow and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Arrow, each outstanding Loan of Arrow or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Arrow and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws, regulations and rules.

(e)           None of the agreements pursuant to which Arrow or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f)           Since January 1, 2024, neither Arrow nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other regulatory, supervisory or administrative agreement, requirement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.26           Insurance.

Arrow and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Arrow reasonably has determined to be prudent and consistent with industry practice, and Arrow and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Arrow and its Subsidiaries, Arrow or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.27           Subordinated Indebtedness.

Arrow has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 4.2(a) of the Arrow Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

4.28           No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a)           Except as set forth on Section 4.28 of the Arrow Disclosure Schedule, no Arrow Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b)           Except as set forth on Section 4.28 of the Arrow Disclosure Schedule, no Arrow Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Arrow is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable Law.

4.29           No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Arrow in this Article IV, neither Arrow nor any other person makes any express or implied representation or warranty with respect to Arrow, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Arrow hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Arrow nor any other person makes or has made any representation or warranty to Arrow or any of its Affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Arrow, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Arrow in this Article IV, oral or written information presented to Arrow or any of its Affiliates or representatives in the course of their due diligence investigation of Arrow, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Arrow acknowledges and agrees that neither Adirondack nor any other person has made or is making any express or implied representation or warranty with respect to Adirondack, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Businesses Prior to the Effective Time.

During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in either of the Adirondack Disclosure Schedule or the Arrow Disclosure Schedule), required by law or as consented to in writing by Adirondack, or Arrow, as the case may be (such consent not to be unreasonably withheld, conditioned or delayed), each of Adirondack and Arrow shall, and shall cause their respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, (c) use reasonable best efforts to achieve full compliance with any outstanding Adirondack Regulatory Agreement, (d) use reasonable best efforts to address any finding in, and complete any recommended or required remedial action set forth in, any prior or future internal or external audit report relating to any Law or Compliance Areas, and (e) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Adirondack or Arrow to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2           Adirondack Forbearances.

During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Adirondack Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Adirondack shall not, and Adirondack shall not permit any of its Subsidiaries to, without the prior written consent of Arrow (such consent not to be unreasonably withheld, conditioned or delayed):

(a)           other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months (other than borrowings pursuant to the Federal Home Loan Bank 0% Development Advance (ZDA) Program) and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Adirondack or any of its wholly-owned Subsidiaries to Adirondack or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i)            adjust, split, combine or reclassify any capital stock;

(ii)           make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the Occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except Adirondack Bank may declare, set aside and pay dividends to Adirondack only to the extent required to service the debt obligations of Adirondack, subject to any required Regulatory Approval;

(iii)          grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Adirondack or any of its Subsidiaries;

(iv)          issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the Occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Adirondack or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Adirondack or its Subsidiaries;

(c)           sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d)           except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Adirondack;

(e)           in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Adirondack Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Adirondack, or enter into any contract that would constitute a Adirondack Contract if it were in effect on the date of this Agreement;

(f)           except as required under the terms of any Adirondack Benefit Plan existing as of the date hereof or as set forth on Section 5.2(f) of Adirondack Disclosure Schedule, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Adirondack Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or orally) any Adirondack Benefit Plan, except to comply with applicable Law or the terms of this Agreement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for base salary or wage increases for employees (other than directors or executive officers) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses or incentive compensation to be awarded in accordance with the terms and amounts set forth in Section 5.2(f) of the Adirondack Disclosure Schedule, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) assuming receipt of any required regulatory approval(s), negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, except as provided in Section 5.2(f) of the Adirondack Disclosure Schedule, (vii) assuming receipt of any required regulatory approval(s), fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) assuming receipt of any required regulatory approval(s), hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Adirondack or any of its Subsidiaries;

(g)           settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Adirondack or its Subsidiaries or the Surviving Corporation;

(h)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)           amend its certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j)           materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or (ii) purchase or otherwise acquire any investment security for its own account having a maturity date greater than three years;

(k)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)           (i) enter into any new line of business or (ii) except for any loan that has not been funded as of the date hereof and is set forth in Section 5.2(l) of the Adirondack Disclosure Schedule, make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with Adirondack loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of Arrow is required for any loan made pursuant to this Section 5.2(l) that is $2,000,000 or greater (consent shall be deemed given unless Arrow objects within seventy-two (72) hours of receiving a notification from Adirondack);

(m)           take any action that is intended or expected to result in any of representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(n)           merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries;

(o)           make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(p)           make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $25,000 individually or $100,000 in the aggregate;

(q)           make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(r)           make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(s)           materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets;

(t)           increase the size of the Adirondack or Adirondack Bank board of directors and/or appoint new directors thereto;

(u)           establish any accounts or relationships with any cannabis-related business, including opening any deposit or checking account or originating any loan to any cannabis-related business; or

(v)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3           Arrow Forbearances.

During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Arrow Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, Arrow shall not, and Arrow shall not permit any of its Subsidiaries to, without the prior written consent of Adirondack (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

(i)            adjust, split, combine or reclassify any capital stock;

(ii)           make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the Occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by Arrow at a rate paid in the ordinary course of business and increases thereto in the ordinary course of business, (B) dividends paid by any of the Subsidiaries of Arrow to Arrow or any of its wholly-owned Subsidiaries, (C) Arrow Bank may declare, set aside and pay dividends to Arrow, or (D) the acceptance of shares of Arrow Common Stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(b)           sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(c)           except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Arrow;

(d)           settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Arrow or its Subsidiaries or the Surviving Corporation, or (ii) in a material claim, suit, action or proceeding where Arrow is the plaintiff;

(e)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(f)            amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(g)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(h)           take any action that is intended or expected to result in any of the representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(i)            merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(j)            make, change or revoke any material Tax election, adopt or change any material Tax accounting method, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(k)            materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(l)            agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Article VI
ADDITIONAL AGREEMENTS

6.1            Regulatory Matters.

(a)           Promptly after the date of this Agreement, Adirondack and Arrow shall prepare and file with the SEC the Proxy Statement and Arrow shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Each of Arrow and Adirondack shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Adirondack shall thereafter mail or deliver the Proxy Statement to its shareholders. Arrow shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Adirondack shall furnish all information concerning Adirondack and the holders of Adirondack Common Stock as may be reasonably requested in connection with any such action.

(b)           The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, waivers, notices, petitions and filings (and, in the case of the regulatory applications or waiver requests to the Federal Reserve Board, OCC, and the NYDFS, as necessary, use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Holdco Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Arrow and Adirondack shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Adirondack or Arrow, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, waivers, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board, OCC, and the NYDFS and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger, the Holdco Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c)           Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Arrow or Adirondack or any of their respective Subsidiaries, and neither Arrow nor Adirondack nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger, the Holdco Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(d)           To the extent permitted by applicable Law and subject to the terms of Section 9.14 of this Agreement, Arrow and Adirondack shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice, request or application made by or on behalf of Arrow, Adirondack or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Holdco Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)           To the extent permitted by applicable Law and subject to the terms of Section 9.14 of this Agreement, Arrow and Adirondack shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2            Access to Information; Confidentiality.

(a)           Upon reasonable notice and subject to applicable Laws and the terms of Section 9.14 of this Agreement, each of Arrow and Adirondack, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, each of Arrow and Adirondack shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that Arrow or Adirondack, as the case may be, is not permitted to disclose under applicable Law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither Arrow nor Adirondack nor any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y)  information where such access or disclosure would violate or prejudice the rights of Arrow’s or Adirondack’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           Each of Arrow and Adirondack shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated November 3, 2025, by and between Arrow and Adirondack, as amended, restated or otherwise modified (the “Confidentiality Agreement”).

(c)           No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth herein.

6.3            Non-Control.

Nothing contained in this Agreement shall give either Arrow or Adirondack, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each of Arrow and Adirondack shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4            Shareholder Approvals.

(a)           Adirondack shall call, give notice of, convene and hold a meeting of its shareholders (the “Adirondack Meeting” to be held as soon as reasonably practicable but no later than 45 days after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Adirondack Vote, required in connection with this Agreement and the Merger and, (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and Adirondack shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meeting may be held virtually, subject to applicable Law and the organizational documents of Adirondack, and Adirondack shall hire a proxy solicitor to assist in obtaining shareholder votes.

(b)           Subject to Section 6.4(c), Adirondack and its Board of Directors shall use their reasonable best efforts to obtain from the shareholders of Adirondack, including by communicating to the shareholders of Adirondack its recommendation (and including such recommendation in the Proxy Statement) that the shareholders of Adirondack approve this Agreement and the transactions contemplated hereby (the “Adirondack Board Recommendation”). Subject to Section 6.4(c), Adirondack and its Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party, the Adirondack Board Recommendation, (ii) the Adirondack Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Adirondack Board Recommendation within ten (10) Business Days (or such fewer number of days as remains prior to the Adirondack Meeting) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c)           Subject to Section 8.1 and Section 8.2, if the Board of Directors of Adirondack, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Adirondack Board Recommendation, the Adirondack Board of Directors may, prior to the receipt of the Requisite Adirondack Vote, submit this Agreement to its shareholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Adirondack Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Adirondack Board of Directors may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal and did not result from a breach of Section 6.13, and (ii) the Adirondack Board of Directors (A) gives Arrow at least three (3) Business Days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including the basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three (3) Business Day period, Adirondack has considered and negotiated (and has caused its Representatives to consider and negotiate) with Arrow in good faith (to the extent that Arrow desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by Arrow (if applicable) and, after receiving the advice of Adirondack’s outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Adirondack Board Recommendation, and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(c) and will require a new determination and notice period as referred to in this Section 6.4(c).

6.5            Legal Conditions to Merger.

Subject in all respects to Section 6.1(c) of this Agreement, each of Arrow and Adirondack shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, the Holdco Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger, the Holdco Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, waiver, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Arrow or Adirondack or any of their respective Subsidiaries in connection with the Merger, the Holdco Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.6            Stock Exchange Listing.

(a)           Arrow shall cause the shares of Arrow Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq Global Select Marketplace, subject to official notice of issuance, prior to the Effective Time.

6.7            Employee Matters.

(a)           During the period commencing on the Closing Date and ending on the first anniversary thereof (the “Continuation Period”), Arrow shall or shall cause the Surviving Corporation to provide the employees of Adirondack and its Subsidiaries who continue to be employed by Arrow or its Subsidiaries immediately following the Effective Time and are not subject to retention agreements (the “Continuing Employees”), while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with annual cash incentive opportunities. Those employees of Adirondack and its Subsidiaries who will not be employed by Arrow or any of its Subsidiaries immediately following the Effective Time, shall be entitled to receive from Adirondack or one of its Subsidiaries prior to the Effective Time (i) severance benefits in a lump sum in accordance with the severance program set forth in Section 6.7(a) of the Adirondack Disclosure Schedule, and (ii) PTO (exclusive of any sick leave) that has accrued but is unused as of the Effective Time. Those employees of Adirondack and its Subsidiaries who are offered retention bonuses pursuant to Section 6.7(c) to remain employed by Arrow or any of its Subsidiaries for a specified period of time following the Effective Time (but not continuing employment beyond the period set forth in the retention agreement), shall receive the same base salary as in effect immediately prior to the Effective Time and shall be entitled to receive from Arrow or one of its Subsidiaries at the end of the retention period if, and only if, such employee does not voluntarily terminate employment or whose employment is terminated for cause prior to the end of such retention period, (i) the amount of such retention bonus, (ii)  severance benefits in a lump sum in accordance with the severance program set forth in Section 6.7(a) of the Adirondack Disclosure Schedule, and (ii) PTO (exclusive of any sick leave) that has accrued but is unused as of the Effective Time. Those employees of Adirondack and its Subsidiaries who are offered retention bonuses pursuant to Section 6.7(c) to remain employed by Arrow or any of its Subsidiaries for a specified period of time following the Effective Time and who decline the retention bonus and decide not to remain employed by Arrow or one of its Subsidiaries for the period of time set forth in the retention agreement, shall not be entitled to retention and severance benefits and shall not be entitled to the payment of any PTO that has accrued but is unused as of the Effective Time.

(b)           Except as otherwise set forth in this Section 6.7, during the Continuation Period, Arrow shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by Arrow or its Subsidiaries after the Effective Time, with employee benefits and health insurance that are substantially similar in the aggregate to the employee benefits and health insurance provided to employees of Arrow and its Subsidiaries provided that, for purposes of this Section 6.7(b), employee benefits shall not include any defined benefit pension plan.

(c)           Arrow and Adirondack may provide a retention pool in the amount set forth in Section 6.7(c) of the Adirondack Disclosure Schedule in retention incentives to certain employees of Adirondack and its Subsidiaries who are not covered by a written employment agreement or change in control agreement for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees (including employees that will be retained through and after the Closing Date), amounts, and specific terms of such retention bonuses to be mutually determined by the President and Chief Executive Officer of Adirondack (or his designee) and the President and Chief Executive Officer of Arrow (or his designee). Such retention incentives will be in addition to, and not in lieu of, any severance payment, including the amount that may be paid pursuant to Section 6.7(h). Such designated employees will enter into retention agreements to be provided by Arrow and reasonably acceptable to Adirondack.

(d)           From and after the Effective Time, Arrow or the Surviving Corporation shall assume and honor all supplemental executive retirement plans that Adirondack and its Subsidiaries have with their current and former officers, directors and employees as listed in Section 6.7(d) of Adirondack Disclosure Schedule.

(e)           With respect to any employee benefit plans of Arrow or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Arrow shall or shall cause the Surviving Corporation to use best efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Adirondack Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under an Adirondack Benefit Plan (to the same extent that such credit was given under the analogous Adirondack Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Adirondack and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan; for purposes of eligibility, participation and vesting (but not for purposes of benefit accrual) provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan, and (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(f)            Unless otherwise agreed between Arrow and Adirondack, no later than ten (10) days prior to the Closing, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger, Adirondack shall terminate the Adirondack Bank 401(k) Plan (the “Terminated Plan”). Adirondack shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest all employees in his or her account balance under the Terminated Plan effective as of the Closing Date. Adirondack shall take (or cause to be taken) all actions that are necessary or appropriate to make all employee and employer contributions to the Terminated Plan on behalf of each Continuing Employee in respect of all periods of service ending on or prior to the Closing Date. At least two (2) Business Days prior to the Closing, Adirondack shall provide Arrow with resolutions adopted by Adirondack’s Board of Directors terminating the Terminated Plan the form and substance of which shall be subject to the prior written approval of Arrow, which will not be unreasonably withheld. Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Arrow or one of its Subsidiaries (the “Arrow 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. Arrow and Adirondack shall take any and all actions as may be required, including amendments to any Arrow 401(k) Plan and/or Terminated Plan, to permit the Continuing Employees who are then actively employed to make rollover contributions to the Arrow 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in kind benefits (if permitted by the Arrow 401(k) Plan), outstanding participant loans or a combination thereof.

(g)           As of the Effective Time, Arrow shall (i) for Continuing Employees, assume and honor any vacation or personal time off (excluding all sick leave, which for the avoidance of doubt, will not be paid to any employees of Adirondack and its Subsidiaries) (“PTO”) that has accrued but is unused as of the Effective Time under the applicable policies of Adirondack and its Subsidiaries (the “Adirondack PTO Policies”) (including any PTO carried over from a prior year in accordance with Adirondack PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of Arrow (“Arrow PTO Policy”) in the same manner as provided to employees of Arrow or its Subsidiaries, (iii) recognize all service of any Continuing Employee with Adirondack and its Subsidiaries for purposes of determining PTO under the Arrow PTO Policy, and (iv) for each employee whose employment is terminated as of the Closing Date, Adirondack shall pay prior to the Effective Time such terminated employee a lump sum cash amount equal to the value of his or her accrued but unused PTO (excluding all accrued sick leave), net of any applicable Taxes.

(h)           To each eligible Continuing Employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments whose employment is terminated involuntarily on or within twelve (12) months following the Closing Date, Arrow shall or shall cause the Surviving Corporation to: (i) provide severance benefits in a lump sum and which is summarized in Section 6.7(h) of the Adirondack Disclosure Schedule, and (ii) provide continued health insurance as required by Law under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) provided such terminated employee timely elects COBRA, with such terminated employee responsible to pay for all COBRA premiums, provided further, that, Arrow’s obligation to provide severance benefits under this Section 6.7(h) is subject to such employee’s execution (and non-revocation) of a release of claims, and provided further that Adirondack will pay prior to the Closing any such severance benefits for employees entitled to a severance payment at Closing.

(i)           As of the date of this Agreement, Adirondack and Arrow shall enter into settlement agreements with the individuals named in Section 6.7(i) of Adirondack Disclosure Schedule and in the form set forth in Section 6.7(i) of the Adirondack Disclosure Schedule, and which will be signed and dated by the parties on the same date this Agreement is executed.

(j)           Prior to Closing, Adirondack shall cause Adirondack Bank to transfer ownership of its company-owned automobiles to the individuals named in Section 6.7(j) of the Adirondack Disclosure Schedule, with such individuals to be responsible for any Taxes and tax withholding associated with the transfer of such automobiles, all of which shall be paid prior to the Effective Time.

(k)           Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Adirondack or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, Adirondack, Arrow or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Adirondack, Arrow or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Adirondack or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Except as specifically provided in this Agreement, nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Adirondack Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Adirondack Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Adirondack or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(l)           Adirondack and its Subsidiaries agree to amend immediately after the execution of this Agreement the Adirondack and its Subsidiaries Employee Handbook to reflect the terms and payments provided for under this Section 6.7.

6.8            Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law and regulation) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Adirondack pursuant to the Adirondack Certificate, Adirondack Bylaws, the governing or organizational documents of any Subsidiary of Adirondack, any indemnification agreements in existence as of the date hereof that have been disclosed to Arrow, or the NYBCL, each present and former director or officer of Adirondack and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Adirondack Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Adirondack or any of its Subsidiaries and pertaining to matters existing or Occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Adirondack Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Adirondack Indemnified Party is not entitled to indemnification.

(b)           For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Adirondack (provided, that the Surviving Corporation may substitute its policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Adirondack or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by Adirondack for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Adirondack, in consultation with, but only upon the consent of Arrow, may (and at the request of Arrow, Adirondack shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under Adirondack’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, Arrow shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c)           The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Adirondack Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8. The obligations of the Surviving Corporation under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect the Adirondack Indemnified Parties or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Adirondack Indemnified Party or affected person.

6.9            Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Arrow, on the one hand, and a Subsidiary of Adirondack, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the Holdco Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Arrow.

6.10           Advice of Changes.

Arrow and Adirondack shall each promptly advise the other party of any effect, change, event, circumstance, condition, Occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11           Litigation.

Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either Arrow, Adirondack, or any of their respective Subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such Litigation. To the extent allowed by Law or regulation, each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. No party shall agree to settle any such Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its Affiliates.

6.12          Corporate Governance.

(a)           Arrow shall cause Arrow Bank to commit to make the charitable contributions as set forth in Section 6.12(b) of Adirondack Disclosure Schedule.

(b)           Each of Arrow and Arrow Bank shall take all actions necessary to cause the matters set forth on Exhibit D hereto to occur on the Closing Date.

6.13           Acquisition Proposals.

(a)           Adirondack agrees that it will not, and will cause each of its Subsidiaries and its officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Adirondack Vote, Adirondack receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.13, Adirondack may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of Adirondack concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Adirondack shall have provided such information to Arrow and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Adirondack. Adirondack will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Arrow with respect to any Acquisition Proposal. Adirondack will promptly (within twenty-four (24) hours) advise Arrow following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Arrow with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep Arrow apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Adirondack shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within five (5) Business Days after the date thereof, request and confirm the return or destruction of any confidential information provided to any person (other than the parties to this Agreement and their Representatives in their capacity as such) pursuant to any such agreement. As used in this Agreement, “Acquisition Proposal” means, with respect to Adirondack, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Adirondack and its Subsidiaries or 25% or more of any class of equity or voting securities of Adirondack or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Adirondack, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Adirondack or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Adirondack, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Adirondack or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Adirondack. As used in this Agreement, “Superior Proposal” means, with respect to Adirondack, any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that Adirondack’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors); (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Adirondack’s common stock or all, or substantially all, of the assets of Adirondack; (y) would result in a transaction that (i) involves consideration to the holders of the shares of Adirondack’s common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Adirondack’s common stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the stockholders of Adirondack than the Merger and the other transactions contemplated by this Agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

6.14           Public Announcements.

Arrow and Adirondack agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Arrow and Adirondack. Thereafter, Arrow and Adirondack shall each use their reasonable best efforts to (a) develop a joint communications plan and ensure that all press releases and other public disclosure (including communications to employees, agents and contractors) with respect to this Agreement or the transactions contemplated hereby are consistent with such joint communications plan and (b) consult with each other before issuing any press release or, to the extent practicable, otherwise making any public disclosure with respect to this Agreement or the transactions contemplated hereby, in each case, except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to public disclosure previously made by Arrow or Adirondack either on the date of this Agreement or following the date of this Agreement and in accordance with this Section 6.14.

6.15           Change of Method.

Adirondack and Arrow shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Adirondack and Arrow (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Arrow Common Stock received by holders of Adirondack Common Stock in exchange for each share of Adirondack Common Stock or the Cash Consideration, (b) adversely affect the Tax treatment of holders of Adirondack Common Stock or Arrow Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Adirondack or Arrow pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.16           Restructuring Efforts.

If Adirondack shall have failed to obtain the Requisite Adirondack Vote at the duly convened Adirondack Meeting, or any adjournment or postponement thereof, Adirondack shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Adirondack as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its shareholders for approval.

6.17           Takeover Statutes.

None of Adirondack, Arrow, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Adirondack Voting Agreements, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18           Operating Functions.

To the extent permitted by Law and upon Arrow’s request, Adirondack shall (and shall cause the Adirondack Subsidiaries to) regularly discuss and reasonably cooperate with Arrow and Arrow Bank in connection with (a) planning for the efficient and orderly combination of Adirondack and Arrow (including the combination of Arrow Bank and Adirondack Bank) and the operation of the Surviving Corporation and its Subsidiaries and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Arrow may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
CONDITIONS PRECEDENT

7.1            Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approvals. The Requisite Adirondack Vote shall have been obtained.

(b)           Nasdaq. The shares of Arrow Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for quotation on the Nasdaq Global Select Marketplace.

(c)           Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)           S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)           No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2            Conditions to Obligations of Arrow and Merger Sub.

The obligations of Arrow and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Arrow at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Adirondack set forth in Sections 3.2(a), 3.7, 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Adirondack set forth in Sections 3.1, 3.2(b), 3.3(a) and 3.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Adirondack set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Adirondack or the Surviving Corporation. Arrow shall have received a certificate dated as of the Closing Date signed on behalf of Adirondack by the Chief Executive Officer and the Chief Financial Officer of Adirondack to the foregoing effect.

(b)           Performance of Obligations of Adirondack. Adirondack shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Arrow shall have received a certificate dated as of the Closing Date signed on behalf of Adirondack by the Chief Executive Officer and the Chief Financial Officer of Adirondack to such effect.

(c)           Federal Tax Opinion. Arrow shall have received the opinion of Robinson, Diss & Clowdus, in form and substance reasonably satisfactory to Arrow, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Arrow and Adirondack, reasonably satisfactory in form and substance to such counsel.

(d)           Limited Appraisal Shares. Holders of fewer than 5% of the outstanding shares of Adirondack Common Stock shall have perfected their appraisal rights to obtain the “fair value” of their shares of Adirondack Common Stock in accordance with Sections 9.13(c) and 623 of the NYBCL.

7.3            Conditions to Obligations of Adirondack.

The obligation of Adirondack to effect the Merger is also subject to the satisfaction or waiver by Adirondack at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Arrow set forth in Sections 4.2(a), 4.7, 4.8(a) and 4.21 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Arrow set forth in Sections 4.1, 4.2(b), 4.3(a) and 4.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Arrow set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Arrow. Adirondack shall have received a certificate dated as of the Closing Date signed on behalf of Arrow by the Chief Executive Officer and the Chief Financial Officer of Arrow to the foregoing effect.

(b)           Performance of Obligations of Arrow and Merger Sub. Each of Arrow and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and to effect the requirements referenced therein that are to be effected as of the Holdco Merger Effective Time, and Adirondack shall have received a certificate dated as of the Closing Date signed on behalf of Arrow by the Chief Executive Officer and the Chief Financial Officer of Arrow to such effect.

(c)           Federal Tax Opinion. Adirondack shall have received the opinion of Luse Gorman, in form and substance reasonably satisfactory to Adirondack, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Arrow and Adirondack, reasonably satisfactory in form and substance to such counsel.

Article VIII
TERMINATION AND AMENDMENT

8.1            Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Adirondack Vote:

(a)           by mutual written consent of Arrow and Adirondack;

(b)           by either Arrow or Adirondack if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Holdco Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Holdco Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)           by either Arrow or Adirondack if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to Occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)           by either Arrow or Adirondack (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Adirondack, in the case of a termination by Arrow, or Arrow or Merger Sub, in the case of a termination by Adirondack, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if Occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Arrow, or Section 7.3, in the case of a termination by Adirondack, and which is not cured within forty-five (45) days following written notice to Adirondack, in the case of a termination by Arrow, or Arrow, in the case of a termination by Adirondack, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)           by Arrow prior to such time as the Requisite Adirondack Vote is obtained, if (i) Adirondack or the Board of Directors of Adirondack shall have made a Recommendation Change or (ii) Adirondack or the Board of Directors of Adirondack shall have breached its obligations under Section 6.4 or 6.13 in any material respect;

(f)           by Arrow or Adirondack, following the Adirondack Meeting (including any adjournments or postponements thereof), if Adirondack (i) has not breached any of its obligations under Section 6.4 or Section 6.13 in any material respect, and (ii) failed to obtain the Requisite Adirondack Vote at the Adirondack Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

(g)           by Adirondack if, without breaching Section 6.13 of this Agreement, Adirondack or Adirondack Bank shall contemporaneously enter into a definitive agreement with a third party providing a Superior Proposal.

The party desiring to terminate this Agreement pursuant to clauses (b) through (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination.

(a)           In the event of termination of this Agreement by either Arrow or Adirondack as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Arrow, Merger Sub, Adirondack, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Arrow, Merger Sub or Adirondack shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i)           In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Adirondack or shall have been made directly to the shareholders of Adirondack generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Adirondack Meeting) an Acquisition Proposal, in each case with respect to Adirondack and (A) (x) thereafter this Agreement is terminated by either Arrow or Adirondack pursuant to Section 8.1(c) without the Requisite Adirondack Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Arrow pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by Adirondack, and (B) prior to the date that is twelve (12) months after the date of such termination, Adirondack enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Adirondack shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Arrow, by wire transfer of same day funds, a fee equal to $3,619,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii)           In the event that this Agreement is terminated by Arrow pursuant to Section 8.1(e) or Adirondack pursuant to Section 8.1(g), then Adirondack shall pay Arrow, by wire transfer of same day funds, the Termination Fee within two (2) Business Days of the date of termination.

(c)           Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall Adirondack be required to pay the Termination Fee more than once.

(d)           Each of Arrow and Adirondack acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Adirondack fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Arrow commences a suit which results in a judgment against the Adirondack for the Termination Fee or any portion thereof, Adirondack shall pay the costs and expenses of Arrow (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Adirondack fails to pay the amounts payable pursuant to this Section 8.2, then Adirondack shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amount payable by Adirondack pursuant to Section 8.2(b), and this Section 8.2(d), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of Arrow in the event of a termination of this Agreement specified in such applicable section.

Article IX
GENERAL PROVISIONS

9.1             Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2             Amendment.

Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Adirondack Vote; provided, that after the receipt of the Requisite Adirondack Vote, there may not be, without further approval of the shareholders of Arrow or the shareholders of Adirondack, as applicable, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3             Extension; Waiver.

At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Arrow or Merger Sub, in the case of Adirondack, or Adirondack, in the case of Arrow, (b) waive any inaccuracies in the representations and warranties of Arrow or Merger Sub, in the case of Adirondack, or Adirondack, in the case of Arrow, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Adirondack Vote, there may not be, without further approval of the shareholders of Adirondack, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4             Expenses.

Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger or the Bank Merger shall be borne equally by Arrow and Adirondack.

9.5             Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Arrow or Merger Sub, to:

Arrow Financial Corporation

250 Glen Street

Glens Falls, NY 12801

Attention:	David S. DeMarco
President and Chief Executive Officer
Email:	dave.demarco@arrowbank.com

(b)	With copies (which shall not constitute notice) to:

Spierer, Woodward, Corbalis & Goldberg

5050 South Syracuse Street, Suite 900

Denver, CO 80237

Attention:	Ernie Panasci
Email:	epanasci@practicallawyer.com

(c)           if to Adirondack, to:

Adirondack Bancorp, Inc.

185 Genesee Street
Utica, NY 13501

Attention:	Rocco F. Arcuri, Sr.
President and Chief Executive Officer
Email:	rarcuri@adirondackbank.com

(d)	With copies (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015

Attention:	Jeffrey Cardone
Marc Levy
Email:	jcardone@luselaw.com
mlevy@luselaw.com

9.6             Interpretation.

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Adirondack means the actual knowledge of any of the officers of Adirondack listed on Section 9.6 of Adirondack Disclosure Schedule, and the “knowledge” of Arrow means the actual knowledge of any of the officers of Arrow listed on Section 9.6 of Arrow Disclosure Schedule. As used herein, (a) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of New York are authorized by law or regulatory or executive order to be closed, (b) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Holdco Merger and the Bank Merger and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person and with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries. Adirondack Disclosure Schedule and Arrow Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

9.7             Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8             Entire Agreement.

This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9             Governing Law; Jurisdiction.

(a)           This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to any applicable conflicts of law.

(b)           Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of New York (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10           Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11           Assignment; Third-Party Beneficiaries.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of Adirondack, in the case of Arrow or Merger Sub, or Arrow, in the case of Adirondack. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12           Specific Performance.

The parties hereto agree that irreparable damage would Occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13           Severability.

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14           Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. Part 4, 12 C.F.R. Part 261, 12 C.F.R. Part 309, or, New York Banking Law § 36.10, or New York Administrative Code Title 3, Part 7, of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15           Delivery by Electronic Transmission.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Arrow, Merger Sub and Adirondack have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ARROW FINANCIAL CORPORATION

By:	/s/ David S. DeMarco
Name: David S. DeMarco
Title: President and Chief Executive Officer

ARROW MERGER SUB, INC.

By:	/s/ David S. DeMarco
Name: David S. DeMarco
Title: President

ADIRONDACK BANCORP, INC.

By:	/s/ Rocco F. Arcuri, Sr.
Name: Rocco F. Arcuri, Sr.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Form of Bank Merger Agreement]

PLAN OF BANK MERGER

This PLAN OF BANK MERGER (this “Agreement”) is dated as of       , 2026, by and between Adirondack Bank, a New York-chartered member bank (“Adirondack Bank”), and Arrow Bank National Association, a national banking association (“Arrow Bank”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, Adirondack Bank is the wholly-owned subsidiary of Adirondack Bancorp, Inc., a New York corporation (“Adirondack”);

WHEREAS, Arrow Bank is the wholly-owned subsidiary of Arrow Financial Corporation, a New York corporation (“Arrow”);

WHEREAS, Arrow Merger Sub, Inc. (“Merger Sub”), is a Maryland corporation and a direct, wholly-owned subsidiary of Arrow;

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of February 25, 2026, by and between Arrow, Merger Sub, and Adirondack, Merger Sub will be merged with and into Adirondack (the “Merger”), with Adirondack as the interim surviving corporation (the “Interim Surviving Corporation”), and as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended, the Interim Surviving Corporation shall be merged with and into Arrow (the “Holdco Merger”), with Arrow as the surviving corporation (the “Surviving Corporation”);

WHEREAS, Adirondack and Arrow desire that, after the Holdco Merger, Adirondack Bank shall merge with and into Arrow Bank pursuant to the Merger Agreement;

WHEREAS, the Boards of Directors of each of Adirondack Bank and Arrow Bank each unanimously approved this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Adirondack Bank and Arrow Bank agree as follows:

Section 1.              The Bank Merger. Subject to the terms and conditions set forth in this Agreement and in the Merger Agreement, pursuant to applicable federal and state laws and regulations, at the Effective Time (as defined in Section 6 of this Agreement), Adirondack Bank shall merge with and into Arrow Bank (the “Bank Merger”). Arrow Bank shall be the surviving entity (referred to in the Agreement, and sometimes referred to herein, as the “Surviving Bank”) of the Bank Merger and shall continue its corporate existence as a national banking association regulated by the Office of the Comptroller of the Currency (the “OCC”) following consummation of the Bank Merger. Upon consummation of the Bank Merger, the separate corporate existence of Adirondack Bank shall cease.

(a)           Closing Date. A closing in respect of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time, or be held at the offices of Luse Gorman, PC in Washington, D.C., or such other place as the parties may mutually agree upon, at such time and on such date as Arrow Bank shall designate, which date shall be the Effective Date.

(b)           Name and Purpose. At the Effective Time, the name of the Surviving Bank shall be “Arrow Bank National Association”. The purpose of the Surviving Bank shall be to exist as a national banking association and to engage in activities incidental thereto in a manner consistent with federal laws and regulations applicable to national banking associations.

(c)           Articles of Association. From and after the Effective Time, the Articles of Association of Arrow Bank, as amended and in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Bank until amended in accordance with applicable law.

(d)           Bylaws. From and after the Effective Time, the Bylaws of Arrow Bank, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Bank until amended in accordance with applicable law.

(e)           Capital Stock. From and after the Effective Time, (i) each share of Adirondack Bank Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and (ii) each share of common stock of Arrow Bank (“Arrow Bank Stock”) issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding following consummation of the Bank Merger, until thereafter amended in accordance with applicable law and the Articles of Association of the Surviving Bank. No shares of Arrow Bank Stock shall be allocated to the sole shareholder of Adirondack Bank in the Bank Merger and no cash shall be paid to the sole shareholder of Adirondack Bank in the Bank Merger.

(f)           Directors. The directors of the Surviving Bank immediately after the Effective Time shall consist of the directors of the Surviving Bank in office immediately prior to the Effective Time except as noted in Exhibit A. Tenée Casaccio shall continue to serve as Chair of the Board of Directors of Arrow Bank.

(g)           Officers. The officers of the Surviving Bank immediately after the Effective Time shall consist of the officers of the Surviving Bank in office immediately prior to the Effective Time except as noted in Exhibit A.

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Section 2.              Effects of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided herein and set forth in the applicable provisions of federal law and any regulations promulgated thereunder.

(a)           Surviving Bank. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of Arrow Bank and Adirondack Bank and thereupon and thereafter all the property, rights, privileges, powers and franchises of Arrow Bank and of Adirondack Bank shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of Arrow Bank and of Adirondack Bank shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank. Any reference to either of Arrow Bank or Adirondack Bank in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of Arrow Bank or Adirondack Bank is a party shall not be deemed to have abated or to have been discontinued by reason of the Bank Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Bank Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Arrow Bank or Adirondack Bank if the Bank Merger had not occurred.

(b)           Deposits. All deposit accounts of Adirondack Bank shall be and become deposit accounts in the Surviving Bank without change in their respective terms, maturity, minimum required balances or withdrawal value. Appropriate evidence of any deposit account in the Surviving Bank shall be provided by the Surviving Bank to the relevant deposit account holder of Adirondack Bank, as necessary, after consummation of the Bank Merger. All deposit accounts of Arrow Bank prior to consummation of the Bank Merger shall continue to be deposit accounts in the Surviving Bank after consummation of the Bank Merger without any change whatsoever in any of the provisions of such deposit accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value.

(c)           Offices. At the Effective Time, the main office of the Surviving Bank shall be located in Glen Falls, New York. The former branch offices of Adirondack Bank shall be operated as branches of the Surviving Bank immediately following the Effective Time.

Section 3.              Approvals Required. The consummation of the Bank Merger contemplated by this Agreement is specifically conditioned upon receipt of all necessary regulatory approvals, consents, waivers or non-objections, including, but not limited to, the approvals, consents, waivers or non-objections of the FRB, OCC, and the New York State Department of Financial Services and the expiration of all applicable waiting periods with respect to the Bank Merger.

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Section 4.              Conditions Precedent. The respective obligations of each party under this Agreement shall be subject to: (i) the receipt of all required regulatory approvals and the expiration of any required waiting periods specified by applicable federal law; (ii) the approval of this Agreement by Arrow in its capacity as sole shareholder of Arrow Bank; (iii) the approval of this Agreement by Adirondack in its capacity as sole shareholder of Adirondack Bank; and (iv) the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Effective Time of each of the conditions set forth in Article VII of the Merger Agreement.

Section 5.              Representations. Each of Arrow Bank and Adirondack Bank represents that this Agreement has been duly authorized, executed and delivered by such party and constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 6.              Effective Date and Effective Time. The Bank Merger provided for herein shall become effective on the date and at the time specified in the Certification Letter provided by the OCC, which the OCC issues after all required documentation is provided to the OCC, provided, however, that submission of such documentation to the OCC in order to receive a Certification Letter shall not occur until all of the events set forth in Section 4 have taken place. The date specified in the Certification Letter for closing of the Bank Merger is herein called the “Effective Date.” The “Effective Time” of the Bank Merger shall be as specified in the Certification Letter or required documentation filed with or submitted to the OCC.

Section 7.              Amendments. To the extent permitted by applicable law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto.

Section 8.              Termination. This Agreement shall terminate and forthwith become void automatically and without any action on the part of Arrow Bank or Adirondack Bank immediately upon the termination of the Merger Agreement in accordance with Article VIII thereof and, except as set forth in Article VIII of the Merger Agreement, there shall be no further liability on the part of Arrow Bank or Adirondack Bank upon such termination.

Section 9.              Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 10.            Successors. This Agreement shall be binding on the successors of Arrow Bank and Adirondack Bank.

Section 11.            Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the United States of America, without regard for conflict of law provisions.

(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ARROW BANK NATIONAL ASSOCIATION

By:
Name:	David S. DeMarco
Title:	President and CEO

Adirondack bank

By:
Name:	Rocco F. Arcuri, Sr.
Title:	President and CEO

[Signature Page to Plan of Bank Merger]

EXHIBIT A

Changes in Directors and Executive Officers of Surviving Bank

The following person from Adirondack Bank shall be appointed as a director of the Surviving Bank as of the Effective Time:

1.	Rocco F. Arcuri, Sr.

The following persons from Adirondack Bank shall join as officers of the Surviving Bank:

1.	Rocco F. Arcuri, Sr. – Regional President

2.	John F. Buffa – Regional Senior Lending Officer

A-1

Exhibit B

[Form of Adirondack Voting Agreement]

FORM OF

Adirondack BANCORP, INC. VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of February 25, 2026, is entered into by and between Arrow Financial Corporation, a New York corporation (“Arrow”), Arrow Merger Sub, Inc., a Maryland corporation and a direct, wholly-owned subsidiary of Arrow (“Merger Sub”), and the undersigned (the “Shareholder”), a shareholder of Adirondack Bancorp, Inc., a New York corporation (“Adirondack”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Arrow, Merger Sub, and Adirondack, Merger Sub will be merged with and into Adirondack (the “Merger”), with Adirondack as the interim surviving corporation (the “Interim Surviving Corporation”), and as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended, the Interim Surviving Corporation will be merged with and into Arrow (the “Holdco Merger”), with Arrow as the surviving corporation (the “Surviving Corporation”);

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, certain shares of common stock, $5.00 value per share, of Adirondack (“Common Stock”) (all such shares of Common Stock owned beneficially or of record by Shareholder, the “Existing Shares”); and

WHEREAS, as a condition and inducement for Arrow to enter into the Merger Agreement, Arrow has required that the Shareholder, in his or her capacity as a shareholder of Adirondack, enter into this Agreement, and the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement. The following definition also applies to this Agreement:

a.	Beneficial Ownership. For purposes of this Agreement, the terms “beneficial owner” and “beneficially own” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Effectiveness; Termination. This Agreement shall be effective upon signing. If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement shall automatically terminate and be null and void and of no effect as of the date of the termination of the Merger Agreement; provided that (i) this Section 2 and Sections 8 through 13 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of his or her representations, warranties, covenants or other agreements set forth herein.

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3.	Voting Agreement. From the date hereof until the earlier of (a) the final adjournment of the Adirondack Shareholder Meeting or (b) the termination of this Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees, that at any meeting (whether annual or special and each adjourned or postponed meeting) of Adirondack’s shareholders, however called, or in connection with any written consent of Adirondack’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of his or her Existing Shares and all other shares of Common Stock or voting securities of Adirondack over which such Shareholder has acquired beneficial or record ownership after the date hereof and has the power to vote or direct the voting of (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities or otherwise) (together with the Existing Shares, the “Shares”), which such Shareholder owns or controls as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger and Holdco Merger, (B) in favor of any proposal to adjourn or postpone such meeting of Adirondack’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Adirondack contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger and Holdco Merger; provided, that the foregoing applies solely to the Shareholder in his or her capacity as a shareholder and Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of Adirondack or any of its subsidiaries (if Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as a director or officer to Adirondack or its shareholders. For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity holding Shares for which the Shareholder serves in any partner, shareholder or trustee capacity. To the extent the Shareholder does not control, by himself or herself, the determinations of such shareholder entity, the Shareholder agrees to exercise all voting or other determination rights such Shareholder has in such shareholder entity to carry out the intent and purposes of his, her or its support and voting obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any other voting agreement or voting trust with respect to the Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of this Agreement and any proxy granted for ordinary course proposals at an annual meeting. The Shareholder agrees not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth herein.

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4.	Transfer Restrictions. The Shareholder hereby agrees that such Shareholder will not, during the Support Period, without the prior written consent of Arrow, directly or indirectly, offer for sale, sell, transfer, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein, including the right to vote any Shares, as applicable (a “Transfer”); provided, that the Shareholder may (i) Transfer Shares pursuant to any currently existing pledge agreement or for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement and the Shareholder provides at least two (2) days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement), in which case the Shareholder shall remain jointly and severally liable for any breach of this Agreement by such transferee, (ii) bequeath Shares by will or operation of law, in which case this Agreement shall bind the transferee, (iii) surrender Shares to Adirondack in connection with the vesting, settlement or exercise of Adirondack equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Adirondack equity awards, the exercise price thereon, or (iv) Transfer Shares as is otherwise permitted by Arrow in its sole discretion.

5.	Representations of the Shareholder. The Shareholder represents and warrants to Arrow as follows:(a) if it is not a natural person, that it is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation and has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; (b) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (c) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Arrow, constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of his or her obligations hereunder; (d) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares (including under the certificate of incorporation and bylaws of Adirondack), nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (e) the Shareholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) and has the power to vote or direct the voting of the Shares, and the number of such Shares as of the date of this Agreement is identified on the signature page hereto; (f) the Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws); and (g) the Shareholder has read and is familiar with the terms of the Merger Agreement. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement. The Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested by Arrow to confirm and assure the rights and obligations set forth in this Agreement.

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6.	Publicity. The Shareholder hereby authorizes Arrow and Adirondack to publish and disclose in any announcement or disclosure in connection with the Merger and Holdco Merger, including in the S-4, the Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger and Holdco Merger, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement. The Shareholder agrees to notify Arrow as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.

7.	Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, if the Shareholder is a director or officer of Adirondack, with respect to any employment, non-competition, non-solicit or consulting agreement between the Shareholder and either Arrow or Adirondack, or its affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto; provided, however, that the rights under this Agreement are assignable by Arrow to a majority-owned affiliate or any successor-in-interest of Arrow, but no such assignment shall relieve Arrow of its obligations hereunder.

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8.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Arrow would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Arrow may be entitled (including monetary damages), Arrow shall be entitled to seek injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the Shareholder hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. The Shareholder further agrees that neither Arrow nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.	Governing Law. This Agreement is governed by, and shall be interpreted in accordance with, the laws of the State of New York, without regard to any applicable conflict of law principles.

10.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) if to the Shareholder, to the address or e-mail address, as applicable, set forth in Schedule A hereto, and if to Arrow, all notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Arrow or Merger Sub, to:

Arrow Financial Corporation

250 Glen Street

Glens Falls, NY 12801

Attention:	David S. DeMarco
President and Chief Executive Officer
Email:	dave.demarco@arrowbank.com

(b)	With copies (which shall not constitute notice) to:

Spierer, Woodward, Corbalis & Goldberg

5050 South Syracuse Street, Suite 900

Denver, CO 80237

Attention:	Ernie Panasci
Email:	epanasci@practicallawyer.com

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11.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

12.	Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Arrow and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.	Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

ARROW FINANCIAL CORPORATION

By:
David S. DeMarco
Title: President and Chief Executive Officer

[Additional Signatures on Next Page]

SHAREHOLDER:

Name

Address

Address

Number of Shares:

Schedule A

Shareholder Information

Name, Address and E-Mail Address for Notices

Exhibit C

[Form of Adirondack Lock-Up Agreement]

FORM OF

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Lock-Up Agreement”), dated as of February 25, 2026, is entered into by and between Arrow Financial Corporation, a New York corporation (“Arrow”), and the undersigned shareholder (the “Shareholder”) of Adirondack Bancorp, Inc., a New York corporation (the “Company”).

WHEREAS, in connection with the proposed acquisition of the Company by Arrow, and in consideration of the Company, Arrow, and Merger Sub entering into that certain Agreement and Plan of Merger dated as of February 25, 2026, (the “Merger Agreement”), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Arrow to enter into the Merger Agreement, the Shareholder, who will receive [●] shares of Arrow Common Stock (the “Executive Arrow Shares”) in connection with the Merger, hereby agrees with Arrow as follows:

1.           Lock-Up Periods.

a.           During the period commencing on the date on which the Effective Time occurs and ending at 5:00 p.m. Eastern Time on the date which is 180 days following the date on which the Effective Time occurs (the “180 Day Lock-Up Period”), the Shareholder will not directly or indirectly take any action to offer, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, transfer, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of any Executive Arrow Shares received by or to be received by the Shareholder pursuant to the Merger Agreement;

b.           During the period commencing on the date on which is 181 days following the date on which the Effective Time occurs and ending at 5:00 p.m. Eastern Time on the date which is 365 days following the date on which the Effective Time occurs (the “365 Day Lock-Up Period”), the Shareholder will not directly or indirectly take any action to offer, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, transfer, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of more than 10,000 shares of the Executive Arrow Shares on any single trading day received by or to be received by the Shareholder pursuant to the Merger Agreement;

c.           During the Lock-Up Period, the restrictions on disposition set forth in 1.a and b above shall apply to any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Executive Arrow Shares, whether any such transaction is to be settled by delivery of Arrow Common Stock or other securities, in cash, or otherwise; or

d.           publicly disclose an intention to effect any transaction contemplated by this Section 1.

2.           Any attempted transfer of the Executive Arrow Shares in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer records of Arrow.

3.           This Lock-Up Agreement shall not prohibit the Shareholder from making transfers of Executive Arrow Shares:

a.           (i) by will or operation of law as a result of the death of the Shareholder, in which case, this Agreement shall bind the transferee, and (ii) for bona fide estate planning purposes to the Shareholder’s (x) affiliates (as defined in the Merger Agreement) or (y) immediate family members (as defined below) (each, a “Permitted Transferee”), or (iii) upon the determination by Arrow that the Shareholder has suffered a Disability; provided that, in the case of the foregoing subclauses (i) and (ii) only, as a condition to such transfer, such Permitted Transferee shall be required to duly execute and deliver to Arrow a joinder to this Agreement (in form and substance reasonably satisfactory to Arrow); provided, further, that, in the case of the foregoing subclause (ii) only, the Shareholder shall remain jointly and severally liable for any breaches or violations by any such permitted transferee of the terms hereof. An immediate family member of Shareholder means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of Shareholder, and any person (other than a tenant or employee) sharing the household of Shareholder.

4.           The Shareholder also agrees and consents to the entry of stop transfer instructions with Arrow and its transfer agent and registrar against the transfer of the Executive Arrow Shares, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Arrow and its transfer agent are each hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Arrow may cause a legend in the form set forth below, or a legend substantially equivalent thereto, to be placed upon any certificates or other documents, ledgers, or instruments evidencing the Shareholder’s ownership of the Executive Arrow Shares:

THE SHARES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF ARROW FINANCIAL CORPORATION

5.           If the Merger Agreement is terminated without the consummation of the Merger, this Lock-Up Agreement shall automatically terminate and shall be of no further force and effect.

6.           Arrow agrees that upon the earlier of (i) the termination of the Merger Agreement or (ii) the expiration of the Lock-Up Period, it shall immediately and solely at Arrow’s own expense instruct Arrow’s transfer agent to remove any legend placed upon any certificates or other documents, ledgers, or instruments evidencing the Shareholder’s ownership of Executive Arrow Shares pursuant to the terms of this Lock-Up Agreement.

7.           The Shareholder hereby represents and warrants that the Shareholder has full power and authority and legal capacity to enter into this Lock-Up Agreement. The Shareholder may not assign or delegate this Lock-Up Agreement or any of the Shareholder’s rights, interests, duties, or obligations hereunder without the prior written consent of Arrow. Subject to the preceding sentence, this Lock-Up Agreement and any obligations of the Shareholder hereunder shall be binding upon the heirs, executors, administrators, personal representatives, successors, and permitted assigns of the Shareholder.

8.           The Shareholder understands that Arrow will proceed with the Merger in reliance on this Lock-Up Agreement. Moreover, the Shareholder understands and agrees that Arrow and the Company are relying upon the accuracy, completeness, and truth of the Shareholder’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

9.           Arrow and the Shareholder agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that Arrow shall be entitled to equitable relief, including injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. Furthermore, each of Arrow and the Shareholder hereby further waives any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. Additionally, if Arrow institutes any legal suit, action, or proceeding (a “Legal Proceeding”) against the Shareholder to enforce, or otherwise arising out of, this Lock-Up Agreement, Arrow shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs Arrow incurs in connection with such Legal Proceeding, including attorneys’ fees and expenses and court costs, if the Shareholder is found by a court to be at fault and liable.

10.           All notices, requests, consents, and other communications required or permitted under or related to this Lock-Up Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, or if by e-mail, upon confirmation of receipt, (ii) on the fifth Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case addressed to, in the case of the Shareholder, the Shareholder’s address set forth on the signature page hereto, and, in the case of Arrow or the Company, their respective addresses set forth in the Merger Agreement.

11.           This Lock-Up Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of New York, without regard to conflict of laws principles.

12.           Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Lock-Up Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in Oneida County, New York (the “Chosen Courts”), and, solely in connection with claims arising under this Lock-Up Agreement or the transactions that are the subject of this Lock-Up Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.

13.           This Lock-Up Agreement represents the entire understanding of Arrow and the Shareholder with respect to the subject matter hereof and supersedes any and all prior agreements, understandings, and arrangements, whether written or oral, between Arrow and the Shareholder with respect to such subject matter.

14.           This Lock-Up Agreement may not be amended except by an instrument in writing signed on behalf of or by each of Arrow and the Shareholder.

15.           Capitalized terms used and not otherwise defined in this Lock-Up Agreement shall have the meanings ascribed to such terms in the Merger Agreement. Whenever the words “include,” “includes,” and “including” are used in this Lock-Up Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Lock-Up Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Lock-Up Agreement shall be deemed to include all genders. Arrow and the Shareholder have participated jointly in the negotiation and drafting of this Lock-Up Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Lock-Up Agreement shall be construed as if drafted jointly by Arrow and the Shareholder and no presumption or burden of proof shall arise favoring or disfavoring either Arrow or the Shareholder by virtue of the authorship of any of the provisions of this Lock-Up Agreement.

16.           This Lock-Up Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Lock-Up Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Lock-Up Agreement effective as of the date first set forth above.

ARROW FINANCIAL CORPORATION

By:
David S. DeMarco
President and Chief Executive Officer

SHAREHOLDER:

Address:

Exhibit D

[Corporate Governance]

Exhibit D

Effective as of the Holdco Merger Effective Time, in accordance with the Arrow Bylaws, Arrow shall appoint Rocco Arcuri, Sr. to the Board of Directors of Arrow and Arrow Bank.

The Executive Officers of the Surviving Corporation and Surviving Bank shall include Rocco Arcuri, Sr., as Regional President and John Buffa, as Regional Senior Lending Officer.

Advisory Board

Prior to Closing, Arrow shall create an advisory board comprised of certain members of Adirondack’s executive management and board of directors as determined by Arrow in in its sole discretion after consultation with Adirondack.

Each of Arrow and Arrow Bank shall take all actions necessary to cause the matters set forth on this Exhibit D to occur on the Closing Date.

Annex B

SECTIONS 623 AND 910 OF THE NEW YORK BUSINESS CORPORATION LAW

Section 623—Procedure to enforce shareholder’s right to receive payment for shares.

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

Section 910—Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange.

(a)  1 A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder’s right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

(1) Any shareholder entitled to vote who does not assent to the taking of an action specified in clauses (A), (B) and (C).

(A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

(i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); or

(ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subclause (i), unless such merger effects one or more of the changes specified in subparagraph (b) (6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder; or

(iii) Notwithstanding subclause (ii) of this clause, to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders’ approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

(C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange or to a shareholder for the shares of any class or series of stock, which shares or depository receipt in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of exchange, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

(3) Any shareholder, not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party, whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.

Annex C

February 25, 2026

The Board of Directors

Adirondack Bancorp, Inc.

185 Genesee Street

Utica, NY 13501

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the Minority Shareholders (as defined below) of the Merger Consideration (as defined below) to be received by the Minority Shareholders in the proposed acquisition of Adirondack Bancorp, Inc. (“Adirondack”) by Arrow Financial Corporation (“Arrow”) through the proposed merger of Arrow Merger Sub, Inc., a wholly owned subsidiary of Arrow (“Merger Sub”), with and into Adirondack, with Adirondack as the surviving corporation (such merger, the “Merger” and, taken together with subsequent merger of Adirondack with and into Arrow (with Arrow as the surviving corporation), the “Transaction”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Arrow, Merger Sub and Adirondack. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Arrow, Merger Sub, Adirondack or the holder of any securities of Arrow or Adirondack, each share of the common stock, $5.00 par value of Adirondack (“Adirondack Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Adirondack Common Stock owned by Adirondack as treasury shares or owned by Arrow or Adirondack (in each case other than shares of Adirondack Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Adirondack or Arrow in respect of debts previously contracted), shall be converted into the right to receive: (i) 1.8610 shares of the common stock, $1.00 par value, of Arrow (“Arrow Common Stock” and, such number of shares of Arrow Common Stock, the “Stock Consideration”) and (ii) $18.72 in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” Holders of Adirondack Common Stock, other than Robert Clark and other members of the Clark family who are directors of Adirondack, are referred to herein, collectively, as the “Minority Shareholders.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement also provides that, following the consummation of the Transaction, Arrow Bank National Association, a wholly-owned subsidiary of Arrow, and Adirondack Bank, a wholly-owned subsidiary of Adirondack, may, at such time as Arrow elects, consummate the merger of Adirondack Bank with and into Arrow Bank National Association (such merger, the “Bank Merger”).

KBW has acted as financial advisor to Adirondack and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and Arrow and (ii) a KBW broker-dealer affiliate and Adirondack), may from time to time purchase securities from, and sell securities to, Adirondack and Arrow. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Arrow for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Adirondack (the “Board”) in rendering this opinion and will receive a fee from Adirondack for our services. A portion of our fee is payable upon the rendering of this opinion and a portion is contingent upon the successful completion of the Transaction. In addition, Adirondack has agreed to indemnify us for certain liabilities arising out of our engagement.

Keefe, Bruyette & Woods, A Stifel Company
www.kbw.com

The Board of Directors – Adirondack Bancorp, Inc.

February 25, 2026

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Adirondack. In the past two years, KBW has not provided investment banking or financial advisory services to Arrow. We may in the future provide investment banking and financial advisory services to Adirondack or Arrow and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Adirondack and Arrow and bearing upon the Transaction, including among other things, the following: (i) the execution version of the Agreement, dated as of February 25, 2026; (ii) the audited financial statements for the three fiscal years ended December 31, 2024 of Adirondack; (iii) the unaudited financial statements for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Adirondack; (iv) certain preliminary and unaudited financial information for the fiscal year and fiscal quarter ended December 31, 2025 of Adirondack (provided Adirondack); (v) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Arrow; (vi) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Arrow; (vii) certain unaudited financial results for the fiscal quarter ended December 31, 2025 of Arrow (contained in the Current Report on Form 8-K filed by Arrow on January 29, 2026); (viii) certain regulatory filings of Adirondack and Arrow and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C or the semi-annual reports on FR Y-9SP and call reports filed with respect to each quarter during the three year period ended December 31, 2025; (ix) certain other interim reports and other communications of Adirondack and Arrow provided to their respective shareholders; and (x) other financial information concerning the businesses and operations of Adirondack and Arrow furnished to us by Adirondack and Arrow or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Adirondack and Arrow; (ii) the assets and liabilities of Adirondack and Arrow; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information for Adirondack and certain financial and stock market information for Arrow with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of Adirondack for 2026 that were prepared by Adirondack management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Arrow, as well as assumed Arrow and Adirondack long-term growth rates that were provided to us by Arrow management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Adirondack management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on Arrow (including, without limitation, the cost savings expected to result or be derived from the Transaction) that were prepared by Arrow management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Adirondack management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Adirondack and Arrow regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by Adirondack, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Adirondack.

The Board of Directors – Adirondack Bancorp, Inc.

February 25, 2026

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Adirondack as to the reasonableness and achievability of the financial and operating forecasts and projections of Adirondack referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Adirondack, upon Arrow management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Arrow and the assumed Arrow and Adirondack long-term growth rates, and the estimates regarding certain pro forma financial effects of the Transaction on Arrow (including, without limitation, the cost savings expected to result or be derived from the Transaction), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Arrow consensus “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Arrow management and that the forecasts and projections reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Adirondack and Arrow that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Arrow referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the managements of Adirondack and Arrow and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Adirondack or Arrow since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Adirondack and Arrow are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Adirondack or Arrow, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Adirondack or Arrow under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by Adirondack and Arrow of their respective loans and owned securities as either held to maturity or held for investment, on the one hand, or available or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the parties’ respective financial statements, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

The Board of Directors – Adirondack Bancorp, Inc.

February 25, 2026

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Merger Consideration and no other consideration or payments in respect of Adirondack Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transactions and that all conditions to the completion of the Transaction and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Adirondack, Arrow or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Adirondack that Adirondack has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Adirondack, Arrow, the Transaction and any related transactions, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to the Minority Shareholders, without regard to any agreements with or among specific holders of Adirondack Common Stock or the individual circumstances of specific holders of Adirondack Common Stock with respect to control, voting or other rights or aspects which may distinguish such holders. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transactions (including the Bank Merger), including without limitation, the form or structure of the Transaction or any such related transactions (including the form or structure of the Merger Consideration or the allocation thereof between cash and stock), any consequences of the Transaction or any such related transactions to Adirondack, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, lock-up, shareholder, charitable giving or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Adirondack to engage in the Transaction or any related transactions or enter into the Agreement; (ii) the relative merits of the Transaction or any related transactions as compared to any strategic alternatives that are, have been or may be available to or contemplated by Adirondack or the Board; (iii) the fairness of the amount or nature of any compensation to any of Adirondack’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Adirondack Common Stock; (iv) the effect of the Transaction or any related transactions on, or the fairness of the consideration to be received by, holders of any class of securities of Adirondack (other than the Minority Shareholders solely with respect to the Merger Consideration (as described herein) and not relative to the consideration to be received by any other holders of Adirondack Common Stock or holders of any other class of securities) or holders of any class of securities of Arrow or any other party to any transaction contemplated by the Agreement; (v) whether Arrow has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of Adirondack Common Stock at the closing of the Transaction; (vi) the actual value of Arrow Common Stock to be issued in the Transaction; (vii) the prices, trading range or volume at which Arrow Common Stock will trade following the public announcement of the Transaction or the consummation of the Transaction; (viii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to Adirondack, Arrow, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transactions (including the Bank Merger), including whether or not the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors – Adirondack Bancorp, Inc.

February 25, 2026

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of Adirondack Common Stock or any shareholder of any other entity as to how to vote or act in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, support, investor, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the Minority Shareholders in the Merger is fair, from a financial point of view, to the Minority Shareholders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex D

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF ADIRONDACK BANCORP, INC.

This section presents the perspective of management of Adirondack Bancorp, Inc. on its financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this proxy statement/prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and the annual audited financial statements of Adirondack Bancorp, Inc. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Adirondack Bancorp, Inc. assumes no obligation to update any of these forward-looking statements. As used in this section, unless the context otherwise requires, references to “Adirondack Bancorp, Inc.,” “we,” “us” and “our” refer to Adirondack Bancorp, Inc. and its consolidated subsidiary, Adirondack Bank.

Overview

Adirondack Bancorp, Inc. (“Adirondack Bancorp,” “Adirondack” or the “Company”) is a New York corporation whose principal activity is the ownership and management of its wholly-owned subsidiary, Adirondack Bank (“Adirondack Bank,” or the “Bank”), a state bank organized under the Laws of the State of New York headquartered in Utica, New York. Adirondack is a bank holding company regulated by the Board of Governors of the Federal Reserve System, and the Bank is regulated by the New York State Department of Financial Services (“DFS”).

We provide financial services from 19 retail branches and customer service facilities in the New York counties of Oneida, Herkimer, Franklin, Essex, and Clinton, and we operate a commercial loan production office in Syracuse, New York. Our primary services include commercial, retail and municipal banking, consumer finance, and mortgage financing and servicing. The Bank has a wholly owned subsidiary, Adirondack Insurance Services, Inc., which operates as an independent insurance agency that represents several different insurance companies to offer competitive personal and business insurance products.

Our business is extremely competitive. We compete not only with traditional commercial banks and savings banks operating in our market area, but also with other financial institutions such as credit unions, online financial institutions, money market and mutual funds, insurance companies, brokerage firms, and a variety of other financial services companies.

As a bank holding company operating through one reporting unit, Adirondack generates most of its revenues from interest income on loans, deposit service and loan fees, and interest income from securities. It incurs interest expense on deposits and other borrowed funds and noninterest expense, such as salaries and employee benefits and occupancy expenses. Net interest income is the difference between interest income on earning assets such as loans and securities and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the organization’s largest source of revenue. To evaluate net interest income, Adirondack measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and stockholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest rates earned on interest-earning assets or paid on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in the Bank’s loan portfolio are affected by, among other factors, economic and competitive conditions in the markets in which it operates, as well as developments affecting the real estate, financial services, insurance, transportation, manufacturing and distribution sectors within its target markets.

The following is a summary of key financial results for the year ended December 31, 2025:

•	Total assets were $941.9 million and $932.3 million and total deposits were $848.0 million and $838.0 million at December 31, 2025 and December 31, 2024, respectively.

•	Total loans were $624.0 million at the end of 2025, compared with $622.9 million at the end of 2024.

•	Net income in 2025 was $3.5 million, compared to net income of $2.2 million in 2024.

•	Net income per basic and diluted common share was $3.30 in 2025, compared to $2.06 in 2024.

•	The net interest margin was 3.69% in 2025, compared with 3.38% in 2024.

•	The provision for credit losses was $294,000 in 2025, compared with $256,000 in 2024.

•	Total non-performing assets were $4.4 million or 0.47% of total assets at December 31, 2025, compared with $8.5 million or 0.91% of total assets at December 31, 2024.

•	Non-interest income was 14.6% of total revenue (net-interest income plus non-interest income less gains and losses) in 2025, compared with 15.2% in 2024.

•	The efficiency ratio was 88.7% in 2025, compared with 92.3% in 2024.

The following discussion is intended to assist in understanding our financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus.

Results of Operations for the Years Ended December 31, 2025 and 2024

Net income was $3.5 million in 2025, compared with $2.2 million in 2024, an increase of $1.3 million, or 57.0%. The increase in net income was primarily the result of a $3.0 million increase in net interest income and a $229,000 increase in non-interest income, partially offset by a $1.5 million increase in noninterest expense.

Returns on average equity were 5.70% and 4.01% and returns on average assets were 0.36% and 0.23%, in 2025 and 2024, respectively.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

Net interest income was $34.2 million in 2025, compared with $31.2 million for 2024, an increase of $3.0 million, or 9.6%. The increase in net interest income was due primarily to an increase of $1.6 million in interest income and a $1.3 million decrease in interest expense.

The net interest margin was 3.69% in 2025, compared to 3.38% in 2024. Despite a declining interest rate environment since late 2024 in which the Federal Reserve cut the federal funds rate six times for a total of 175 basis points, the Company’s earning assets yield has steadily increased as market rates remained above the average yields on the Company’s investment and loan portfolios. As a result, the reinvestment of investment and loan portfolio amortization into generally higher yielding new investments and loans resulted in a 16 basis point increase in the earning assets yield, to 4.57% in 2025, compared to 4.41% in 2024. Conversely, the cost of interest-bearing liabilities decreased 22 basis points, to 1.42% in 2025, compared to 1.64% in 2024 due primarily to a 73 basis point decrease in the cost of time deposits, most of which have maturities of less than one year which allows the Company to more frequently adjust the rates on these accounts based on changes in market rates.

Average interest-earning assets totaled $926.2 million in 2025, an increase of $4.9 million, or 0.5%, compared with 2024. The primary contributor to the increase was a $10.0 million increase in interest bearing deposits at other banks which offset decreases in investment securities and loans of $2.8 million and $2.3 million, respectively.

Average interest-bearing liabilities totaled $573.6 million in 2025, a decrease of $503,000, or 0.1%, compared with 2024. Interest-bearing deposits increased $11.7 million or 2.1%, while borrowings decreased $12.2 million or 82.7%, as deposit growth was used to pay down overnight borrowings.

The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the annualized resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Any non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended December 31,
	2025			2024
	Average Balance	Interest	Taxable- Equivalent Yield/Rate	Average Balance	Interest	Taxable- Equivalent Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Interest bearing deposits in other banks	$21,616	$824	3.81%	$11,575	$647	5.59%
Available-for-sale securities	275,930	7,889	2.86%	280,008	7,985	2.85%
Held-to-maturity securities	5,990	242	4.04%	4,217	176	4.17%
FRB and FHLB stock	1,561	122	7.82%	2,117	179	8.46%

Residential mortgage loans	193,341	9,242	4.78%	186,506	8,128	4.36%
Commercial real estate loans	229,680	12,712	5.53%	228,048	11,887	5.21%
Commercial loans	88,613	5,179	5.84%	91,576	5,128	5.60%
Purchased loans	4,846	183	3.78%	6,428	242	3.76%
Home equity loans	96,104	5,302	5.52%	101,023	5,576	5.52%
Consumer loans	8,536	616	7.22%	9,844	642	6.52%
Total loans	621,120	33,234	5.35%	623,425	31,603	5.07%
Total interest-earning assets	926,217	42,311	4.57%	921,342	40,590	4.41%

Noninterest-earning assets:
Other assets	65,215			70,010
Allowance for credit losses	(4,620)			(4,371)
Unrealized losses on securities	(18,865)			(23,504)
Total Assets	$967,947			$963,477

Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing NOW deposits	$185,009	780	0.42%	$173,983	870	0.50%
Savings deposits	173,760	286	0.16%	184,383	149	0.08%
Money market deposits	40,180	503	1.25%	31,054	263	0.85%
Time deposits	163,868	5,883	3.59%	161,707	6,985	4.32%
Borrowings	2,553	52	2.04%	14,746	416	2.82%
Junior subordinated debt	8,248	648	7.86%	8,248	729	8.84%
Total Interest-bearing Liabilities:	573,618	8,152	1.42%	574,121	9,412	1.64%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	317,463			316,336
Other liabilities	15,383			17,373
Stockholders’ equity	61,483			55,647
Total Liabilities and Stockholders’ Equity	$967,947			$963,477

Taxable-Equivalent Interest Rate Spread			3.15%			2.77%
Taxable-Equivalent Net Interest Income/Earning Assets		$34,159	3.69%		$31,178	3.38%

Rate/Volume Analysis

The following table sets forth the dollar volume of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest-earning assets and interest-bearing liabilities, and from changes in rates. Volume changes are computed by multiplying the volume difference by the prior year’s rate. Rate changes are computed by multiplying the rate difference by the prior year’s volume. The change in interest due to both rate and volume has been allocated proportionally between the volume and rate variances.

	2025 Compared to 2024
	Increase (Decrease) Due To
			Net
	Volume	Rate	Change
	(in thousands)
Interest bearing deposits at other banks	$431	$(254)	$177
Taxable Investment Securities	(117)	21	(96)
Non-taxable Investment Securities	72	(6)	66
FRB and FHLB Stock	(44)	(13)	(57)
Total Investments	(89)	2	(87)

Residential Mortgages	306	808	1,114
Commercial Real Estate Loans	86	739	825
Commercial Loans	(229)	221	(8)
Home Equity and Consumer Loans	(361)	61	(300)
Total Loans	(198)	1,829	1,631
Change in Interest Income	144	1,577	1,721
Demand Interest-Bearing	53	(143)	(90)
Savings Deposits	(9)	146	137
MMDA Deposits	91	149	240
Time Deposits	92	(1,194)	(1,102)
Total Deposits	227	(1,042)	(815)
Borrowings	(272)	(92)	(364)
Jr. Subordinated Debt	—	(81)	(81)
Total Borrowings	(272)	(173)	(445)
Change in Interest Expense	(45)	(1,215)	(1,260)
Change in Net Interest Income	$189	$2,792	$2,981

Provision for Credit Losses

Adirondack’s provision for credits losses is a charge to income to bring its allowance for credit losses to a level deemed appropriate by management. Subsequent recoveries, if any, are credited to the allowance. Adirondack recorded a provision for credit losses of $294,000 and $256,000 for the years ended December 31, 2025, and 2024, respectively.

Noninterest Income

Adirondack’s primary sources of noninterest income are service charges on deposit accounts, debit card and ATM card income and interchange fee income, insurance agency income, gain on sales of loans and income on bank-owned life insurance. Noninterest income does not include loan origination fees.

Noninterest income totaled $5.8 million for the year ended December 31, 2025, an increase of $229,000, or 4.1%, from 2024. The increase was primarily due to higher insurance agency income from commissions on sales of policies and an increase in gains on sales of loans due to an increase in the volume of loan sales and higher average premiums on sales.

The following table presents, for the periods indicated, the major categories of noninterest income:

	Year ended December 31,
	2025	2024	Increase (Decrease)
	(in thousands)
Service charges and fees	$2,013	$1,962	$51
Interchange income	1,876	1,929	(53)
Insurance agency income	553	485	68
Gain on sale of loans	535	412	123
Increase in cash surrender value of bank owned life insurance	551	497	54
Other	301	315	(14)
Total Non-Interest Income	$5,829	$5,600	$229

Noninterest Expense

Noninterest expenses were $35.5 million and $33.9 million for the years ended December 31, 2025 and 2024, respectively, an increase of $1.5 million, or 4.6%. Salaries and Benefits expense increased $1.1 million, or 5.8%, due primarily to a $952,000, or 151.1%, increase in incentive compensation expense due to the Company’s decision to pay higher than normal discretionary bonuses to all employees for 2025, while the discretionary bonuses paid for 2024 was lower than normal. Data processing expense decreased $644,000 due to the Company’s discretionary recognition of financial credits granted by the Company’s core system provider in connection with the renewal of the core system contract in 2023. In January 2026 the Company permanently ceased the recognition of additional credits to avoid a claw back of recognized credits upon the early termination of the core system contract in connection with the Company’s pending merger with Arrow. Other non-interest expense increased $914,000, or 33.4%, due primarily to increases in 2025 in check fraud losses, directors’ fees, and loss on sales of fixed assets.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Year ended December 31,
	2025	2024	Increase (Decrease)
	(in thousands)
Salaries and employee benefits	$20,141	$19,032	$1,109
Occupancy and equipment	4,164	4,118	46
Data processing	4,162	4,806	(644)
FDIC insurance premiums	688	684	4
Professional fees	908	912	(4)
Marketing	485	569	(84)
Business development	656	575	81
Charitable contributions	617	491	126
Other	3,654	2,740	914
Total Non-Interest Expenses	$35,475	$33,927	$1,548

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of Adirondack’s performance and is not calculated based on generally accepted accounting principles. The efficiency ratio is calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus total noninterest income, as shown in the Consolidated Statements of Income. The efficiency ratio is calculated by excluding from noninterest income the net gains and losses on the sale of investment securities, which can vary widely from period to period. Additionally, taxes are not included in this calculation. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income and/or being invested to generate future income, while a decrease would indicate a more efficient allocation of resources. Adirondack’s efficiency ratio was 88.7% for the year ended December 31, 2025 compared to 92.3% for 2024.

Income Taxes

The amount of federal income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other nondeductible expenses. Income tax expense increased $352,000, or 97.0%, to $715,000 for the year ended December 31, 2025 compared with $363,000 for 2024 due to an increase in pre-tax income. Adirondack’s effective tax rate increased to 16.9% in 2025 compared to 13.9% in 2024 due to tax-exempt income comprising a smaller portion of pre-tax income in 2025 compared to 2024.

Impact of Inflation

Adirondack’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Adirondack’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Adirondack’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Loan Portfolio

At December 31, 2025, total loans, less allowance for credit losses, increased $840,000 to $619.3 million, compared to $618.4 million at December 31, 2024. Increases in residential mortgages and commercial loans (CRE and C&I) of $3.1 million and $4.2 million, respectively, offset a $6.3 million decrease in consumer loans.

The following table summarizes Adirondack’s loan portfolio by type of loan as of the dates indicated (dollars in thousands):

	December 31, 2025		December 31, 2024
	Amount	Percent	Amount	Percent
Residential real estate mortgage	$194,863	31.2%	$191,754	30.8%
Commercial real estate	232,348	37.3%	226,665	36.4%
Commercial loans	94,961	15.2%	96,346	15.4%
Home equity and junior liens	94,090	15.1%	98,883	15.9%
Consumer loans	7,726	1.2%	9,279	1.5%
Total Loans	623,988	100.0%	622,927	100.0%
Less: Allowance for credit losses	4,709		4,488
Loans, Net	$619,279		$618,439

Adirondack has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. Diversification of the loan portfolio is a means of managing the risks associated with fluctuations in economic conditions.

In order to manage the diversification of the portfolio, Adirondack segments loans into classes, including residential real estate mortgages, commercial and consumer loans. Commercial loans consist of commercial real estate (CRE) and commercial and industrial loans (C&I). Consumer loans include home equity and junior liens and other consumer loans. The Bank analyzes the overall ability of the borrower and guarantors to repay a loan. Information and risk management practices specific to the Bank’s loan segments and classes follows.

Commercial. Adirondack makes commercial loans which are primarily viewed as cash flow loans and secondarily as loans secured by real estate. The properties securing the Bank’s commercial real estate loans can be owner occupied or nonowner occupied. Concentrations within the various types of commercial properties are monitored by management in order to assess the risks in the portfolio. The commercial loan portfolio increased $4.3 million, or 1.3%, to $327.3 million as of December 31, 2025, compared to $323.0 million as of December 31, 2024.

The repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. Adirondack seeks to minimize these risks in a variety of ways in connection with underwriting these loans, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition.

Adirondack’s commercial and industrial loans represent credit extended to businesses primarily for the purpose of providing working capital and equipment purchase financing. Commercial and industrial loans often are dependent on the profitable operations of the borrower. These credits are primarily made based on the expected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may also incorporate a personal guarantee. Some shorter-term loans may be granted on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate, increasing the risk associated with this loan segment. As a result of the additional complexities, variables, and risks, commercial loans typically require more thorough underwriting and servicing than other types of loans. The commercial and industrial loan portfolio decreased $1.4 million, or 1.4%, to $95.0 million as of December 31, 2025, compared to $96.3 million as of December 31, 2024.

Construction loans are generally nonowner occupied and are subject to certain risks attributable to the fact that loan funds are advanced over the construction phase and the project is of uncertain value prior to its completion. Construction loans are generally based upon estimates of costs and value associated with the completed project with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay the loan. The Bank has underwriting and funding procedures designed to address what it believes to be the risks associated with such loans; however, no assurance can be given the procedures will prevent losses resulting from the risks described above.

Residential. Adirondack’s real estate lending activities include the origination of 1-4 family residential and multi-family residential loans for primary/secondary occupancy and investment purposes. The terms of these loans typically range up to 30 years and are secured by the properties financed. Adirondack requires the borrowers to procure lender mortgage title insurance and hazard insurance. The Bank has historically sold a portion of the residential real estate mortgage originations into the secondary market. The amount of originations that the Bank sells will fluctuate from period to period based on several factors including the types of mortgages originated, prevailing mortgage rates, other investing and lending opportunities, and capital and liquidity needs. The 1-4 family residential portfolio includes both first and second lien home equity loans and lines of credit. The residential portfolio terms will range from five to twenty years. The residential loan portfolio increased $3.1 million, or 1.7%, to $195.0 million as of December 31, 2015, compared to $191.8 million as of December 31, 2024.

Consumer. Consumer loans include loans to finance automobiles, motorcycles, recreational vehicles and boats, in addition to unsecured personal and home improvement loans. The terms of these loans typically range from one to seven years and vary based on the nature of collateral. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus more likely to be adversely affected by job loss, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as deemed appropriate by Adirondack’s management. The consumer loan portfolio decreased $6.3 million, or 5.9%, to $101.8 million as of December 31, 2025, compared to $108.2 million as of December 31, 2024.

Concentrations of Credit

The majority of Adirondack’s lending activity occurs in Oneida, Herkimer, Clinton, Essex, and Franklin counties, New York. The Bank’s loans are primarily secured by real estate, including commercial and residential construction, owner occupied and nonowner occupied and multi-family commercial real estate, raw land, home equity lines of credit and other real estate-based loans located in these areas. As of December 31, 2025 and 2024, real estate loans represented 83.5% and 83.0%, respectively, of the Bank’s total loans.

The following table summarizes the loan contractual maturity distribution by type and by related interest rate characteristics as of the date indicated:

	Maturity as of December 31, 2025
	One Year or Less	After One but Within Five Years	After Five but Within Fifteen Years	After Fifteen Years	Total
	(in thousands)
Residential real estate mortgage	$33	$1,968	$37,888	$154,974	$194,863
Commercial real estate	9,731	42,066	164,359	16,192	232,348
Commercial loans	22,431	40,848	24,998	6,684	94,961
Home equity and junior liens	68	3,320	36,387	54,315	94,090
Consumer loans	146	4,881	1,438	1,261	7,726
Total Loans	$32,409	$93,083	$265,070	$233,426	$623,988
Predetermined (fixed) interest rates	$29,063	$64,728	$150,584	$167,086	$411,461
Floating interest rates	3,346	28,355	114,486	66,340	212,527
Total	$32,409	$93,083	$265,070	$233,426	$623,988

	Maturity as of December 31, 2024
	One Year or Less	After One but Within Five Years	After Five but Within Fifteen Years	After Fifteen Years	Total
	(in thousands)
Residential real estate mortgage	$15	$1,849	$38,714	$151,176	$191,754
Commercial real estate	5,989	37,525	159,050	24,101	226,665
Commercial loans	17,667	38,022	33,089	7,568	96,346
Home equity and junior liens	83	4,719	37,513	56,568	98,883
Consumer loans	122	5,764	1,598	1,795	9,279
Total Loans	$23,876	$87,879	$269,964	$241,208	$622,927
Predetermined (fixed) interest rates	$21,168	$65,863	$181,314	$149,098	$417,443
Floating interest rates	2,708	22,016	88,650	92,110	205,484
Total	$23,876	$87,879	$269,964	$241,208	$622,927

The information in the table above is limited to contractual maturities of the underlying loans. The expected life of the Bank’s loan portfolio will differ from contractual maturities because borrowers may have the right to curtail or prepay their loans with or without prepayment penalties.

Asset Quality

Adirondack Bank has procedures in place to assist in maintaining the overall quality of its loan portfolio. The Bank has established underwriting guidelines to be followed by its officers to monitor delinquency levels for any negative or adverse trends.

The Bank does not have a significant amount of loans past due. At December 31, 2025 and 2024, more than 98.9% and 98.3%, respectively, of loans were current. Non-accrual loans were $4.4 million and $8.2 million as of December 31, 2025 and 2024, respectively. The decrease in nonaccrual loans in 2025 was primarily attributable to paydowns and payoffs of several commercial real estate loans.

The following table presents information regarding nonperforming assets as of the dates indicated:

	For the Year Ended December 31,
	2025	2024
Asset and Quality Ratios	(Dollars in thousands)
Nonaccrual Loans	$4,424	$8,244
Accruing loans 90 days or more past due	—	253
Total nonperforming loans	$4,424	$8,497
Foreclosed real estate	—	27
Total nonperforming assets	$4,424	$8,524
Total gross loans	623,988	622,927
Total assets	941,854	932,282
Allowance for credit losses	4,709	4,488
Nonperforming loans to loans receivable	0.71%	1.36%
Nonperforming assets to loans plus foreclosed real estate	0.71%	1.37%
Nonperforming assets to total assets	0.47%	0.91%
Allowance for credit losses to nonperforming loans	106.44%	52.82%
Allowance for credit losses to loans receivable	0.75%	0.72%

Allowance for Credit Losses

The allowance for credit losses is established through provisions for credit losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses and subsequent recoveries, if any, are credited to the allowance. Adirondack has elected to not estimate an allowance for credit losses on accrued interest receivable, as it already has a policy in place to reverse or write-off accrued interest in a timely manner.

Adirondack estimates the allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience is generally the starting point for estimating expected credit losses. The Bank then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience is used. The Banks historical loss experience is supplemented with peer information across all loan pools. Peer selection is based on a review of institutions with an asset size between $300 million and $1 billion. Finally, the Bank considers forecasts about future economic conditions that are reasonable and supportable. Significant management judgment is required at various points in the measurement process. The Bank utilizes the discounted cash flow methodology on all pools. The calculated historical loss rates are adjusted for forecasted economic conditions. These forecasts are applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to the long-term average historical loss using a straight-line, time-based methodology.

At December 31, 2025 and 2024, the allowance for credit losses amounted to $4.7 million, or 0.75%, and $4.5 million, or 0.72% of total loans, respectively. Adirondack believes that the allowance for credit losses at December 31, 2025 and December 31, 2024 were adequate to cover probable incurred losses in the loan portfolio as of such date.

The following table summarizes changes in the allowance for credit losses arising from loans charged off, recoveries on loans previously charged off and additions to the allowance, which have been charged to expense.

	Year ended December 31,
	2025	2024
	(Dollars in thousands)
Balance at beginning of year	$4,488	$4,349
Loans charged-off:
Residential	—	—
Commercial Real Estate	—	—
Commercial Loans	(38)	(42)
Home equity and junior liens	(9)	(19)
Consumer Loans	(119)	(160)
Total loans charged-off	(166)	(221)
Recoveries of loans previously charged-off:
Residential	9	1
Commercial Real Estate	1	56
Commercial Loans	17	11
Home equity and junior liens	—	—
Consumer Loans	66	36
Total recoveries	93	104
Net loans charged-off	(73)	(117)
Provision for credit losses	294	256
Balance at end of year	$4,709	$4,488
Average loans outstanding	$621,120	$623,425
Ratio of net loans charged-off to average loans outstanding	(0.01)%	(0.02)%

The following table shows the allocation of the allowance for credit losses among the Bank’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	As of December 31, 2025		As of December 31, 2024
	Amount	Percent of Total Allowance for Credit Loss	Amount	Percent of Total Allowance for Credit Loss
	(Dollars in thousands)
Residential real estate mortgage	$1,438	30.4%	$1,338	29.8%
Commercial real estate	1,827	38.7%	1,668	37.2%
Commercial loans	1,122	24.2%	1,146	25.5%
Home equity and junior liens	222	4.6%	217	4.8%
Consumer loans	100	2.1%	119	2.7%
Totals	$4,709	100.0%	$4,488	100.0%

Securities

The securities portfolio is designed to provide a favorable total return utilizing low-risk, high-quality securities while at the same time assisting in meeting the liquidity needs of our loan and deposit operations, and supporting our interest rate risk objectives. Our securities portfolio is comprised primarily of debt securities, predominately investment grade mortgage-backed securities, securities issued by U.S. government sponsored entities and municipal securities. We classify most of our debt securities as available-for-sale. Securities classified as available for sale are measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in interest income. We do not engage in securities trading or derivatives activities in carrying out our investment strategies.

As of December 31, 2025, the carrying amount of securities available-for-sale totaled $244.4 million, an increase of $16.6 million, compared with $227.8 million as of December 31, 2024.

As of December 31, 2025, the carrying amount of securities held-to-maturity totaled $5.8 million, a decrease of $548,000, compared with $5.2 million as of December 31, 2024.

At December 31, 2025 and 2024, securities with a carrying amount of $222.3 million and $208.1 million, respectively, were pledged to secure certain deposits. Securities represented 26.8% and 25.2% of total assets as of December 31, 2025 and 2024, respectively.

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio as of the dates shown:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:	(in thousands)
U.S. Government agency and sponsored enterprise	$52,465	$46	$(2,660)	$49,851
State and political subdivisions	13,916	17	(250)	13,683
Mortgage-backed securities	142,337	519	(9,699)	133,157
Asset-backed securities	49,398	59	(1,704)	47,753
Total Available-For-Sale Securities	$258,116	$641	$(14,313)	$244,444

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:	(in thousands)
U.S. Government agency and sponsored enterprise	$53,396	$8	$(5,024)	$48,380
State and political subdivisions	17,301	8	(548)	16,761
Mortgage-backed securities	122,939	1	(15,570)	107,370
Asset-backed securities	57,903	11	(2,610)	55,304
Total Available-For-Sale Securities	$258,846	$28	$(23,752)	$227,518

Adirondack does not have the intent to sell any of the debt securities while in a loss position and believes that it is not likely that it will have to sell any of these securities before a recovery of cost. The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the securities were acquired. The fair value of these securities is expected to recover as the securities reach their maturity or re-pricing date, or if market rates for such investments decline.

Net unrealized losses were $13.7 million at December 31, 2025, compared to $23.7 million at December 31, 2024. Adirondack does not believe that any of the debt securities are impaired due to reasons of credit quality, and that any impairment is temporary and the result of the recent rate environment, and no impairment loss has been realized in its consolidated statements of income for the periods then ended.

The average yield of Adirondack Bank’s securities portfolio was 2.91% in 2025 and 2024, respectively.

Deposits

Adirondack’s primary source of funds is deposits, consisting of demand, savings, money market and time accounts, of retail, commercial and municipal customers gathered through our branch network. We continuously monitor market pricing, competitors’ rates, and internal interest rate spreads to maintain and promote growth and profitability.

The following table sets forth the composition of our deposits at December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025		December 31, 2024
	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Demand non-interest bearing	$309,113	36.5%	$306,534	36.6%
Demand, interest bearing	172,478	20.3%	166,954	19.9%
Savings	164,326	19.4%	176,648	21.1%
Money Market	35,781	4.2%	29,763	3.5%
Time	166,279	19.6%	158,061	18.9%
Total Deposits	$847,977	100.0%	$837,960	100.0%

Total deposits at December 31, 2025 were $848.0 million, an increase of $10.0 million, or 1.2%, compared with $838.0 million at December 31, 2024. Adirondack’s deposit mix is weighted heavily in lower cost demand, savings and money market accounts, which totaled $681.7 million, or 80.4%, of total deposits at the end of 2025, compared to $679.9 million, or 81.1%, of total deposits at the end of 2024. Noninterest-bearing deposits comprising 36.5% and 36.6% of total deposits as of December 31, 2025 and 2024 respectively.

The following table shows the remaining maturity of time deposits of $250,000 and greater as of the dates indicated:

	December 31, 2025	December 31, 2024
	(in thousands)
Three months or less	$28,121	$12,814
Three months through six months	4,778	11,134
Six months though twelve months	3,574	3,446
After twelve months	504	880
Total time deposits of $250,000 and greater	$36,977	$28,274

Borrowings

At December 31, 2025 and 2024, there were $6.5 million and $3.6 million, respectively, of advances outstanding on an overnight basis from the Federal Home Loan Bank of New York (FHLB).

Off-Balance Sheet Items

Adirondack is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit under commercial lines of credit, revolving credit lines, overdraft protection agreements and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of the instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

Adirondack Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer.

The following is a summary of the various off-balance sheet financial instruments entered into by Adirondack Bank as of the dates indicated:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)
Commitments to extend credit	$104,799	$114,838
Letters of credit	6,514	3,492
Total	$111,313	$118,330

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

Standby Letters of Credit. Standby letters of credit are conditional commitments issued by Adirondack Bank to guarantee the performance of a customer to a third party. Adirondack Bank’s credit risk involved in issuing letters of credit is essentially the same as that involved in funding loans facilities.

Liquidity and Capital Resources

Liquidity

Liquidity is the measure of Adirondack’s ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting operating, capital and strategic cash flow needs and to maintain reserve requirements to operate on an ongoing basis and manage unexpected events, all at a reasonable cost. Adirondack’s liquidity is primarily measured by our ability to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of market interest rate opportunities. Funding of loan commitments, providing for liability outflows, and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. Liquidity is normally considered in terms of the nature and mix of our sources and uses of funds. Our Asset Liability Management Committee is responsible for implementing the policies and guidelines for the maintenance of prudent levels of liquidity. Management believes, as of December 31, 2025, that our liquidity measurements are in compliance with our policy guidelines.

Our principal sources of funds for operations are cash flows generated from earnings, deposits, securities, loan repayments, and borrowings from the FHLB. During the year ended December 31, 2025, cash and cash equivalents decreased by $7.8 million, as net cash provided by financing activities of $1.5 million was offset by net cash used in investing activities of $9.0 million and net cash used in operating activities of $238,000. Net cash provided by financing activities resulted primarily from a net increase in deposits of $10.0 million which offset $7.1 million in net repayments on borrowings. Net cash used in investing activities resulted primarily from a net increase in securities available-for-sale of $6.1 million and purchases of premises and equipment of $2.1 million.

The Bank has an agreement with the FHLB which allows for borrowings up to a percentage of qualifying assets. All FHLB advances are collateralized by a security agreement covering qualifying loans. As of December 31, 2025, qualifying loans, comprised of residential mortgage loans and commercial real estate loans totaled $219.9 million. In addition, all FHLB advances are secured by the FHLB capital stock owned by the Bank having a par value of $1.0 million at December 31, 2025. At December 31, 2025 and 2024, there were $6.5 million and $3.6 million, respectively, of advances outstanding on an overnight basis.

Capital Resources

Adirondack Bank is subject to various regulatory capital requirements administered by bank regulators. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures and risk weighting of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Adirondack’s consolidated financial statements. The Bank believes, as of December 31, 2025 and December 31, 2024, that it met all of the capital adequacy requirements to which it is subject.

As of December 31, 2025, Adirondack Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that the Bank believes has changed its prompt corrective action category.

The following table provides a comparison of Adirondack Bank’s leverage and risk-weighted capital ratios as of December 31, 2025 and December 31, 2024 to the minimum and well-capitalized regulatory standards:

	2025
	(Dollars in thousands)
	Actual Bank		Minimum for Capital Adequacy Purposes Bank		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions Bank		Well Capitalized With Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Common Equity
(to Risk-Weighted Assets)	$83,303	16.96%	$22,107	4.50%	$31,932	6.50%	$34,389	7.00%
Total Risk-Based Capital
(to Risk-Weighted Assets)	$88,110	17.94%	$39,301	8.00%	$49,127	10.00%	$51,583	10.50%
Tier I Capital
(to Risk-Weighted Assets)	$83,303	16.96%	$29,476	6.00%	$39,301	8.00%	$41,758	8.50%
Tier I Capital
(to Average Assets)	$83,303	8.54%	$39,301	4.00%	$48,766	5.00%	$48,766	5.00%

	2024
	(Dollars in thousands)
	Actual Bank		Minimum for Capital Adequacy Purposes Bank		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions Bank		Well Capitalized With Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Common Equity
(to Risk-Weighted Assets)	$81,240	16.52%	$22,123	4.50%	$31,956	6.50%	$34,414	7.00%
Total Risk-Based Capital
(to Risk-Weighted Assets)	$85,805	17.45%	$39,330	8.00%	$49,163	10.00%	$51,621	10.50%
Tier I Capital
(to Risk-Weighted Assets)	$81,240	16.52%	$29,498	6.00%	$39,330	8.00%	$41,788	8.50%
Tier I Capital
(to Average Assets)	$81,240	8.50%	$38,237	4.00%	$47,797	5.00%	$47,797	5.00%

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. Our market risk arises principally from interest rate risk in our lending, investing, deposit gathering and borrowing activities. Other types of market risks do not arise in the normal course of our business activities. The Bank’s Asset Liability Management Committee, or ALCO, is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and manage exposure to interest rate risk. The policies and guidelines established by the ALCO are reviewed and approved by our Board of Directors annually.

Interest rate risk is monitored primarily through financial modeling of net interest income and net portfolio value estimation (discounted present value of assets minus discounted present value of liabilities). Both measures are highly assumption dependent and change regularly as the balance sheet and interest rates change; however, taken together, they represent a reasonably comprehensive view of the magnitude of interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships. The key assumptions employed by these measures are analyzed and reviewed quarterly by the ALCO.

The following table summarizes the simulated change in net interest income and the economic value of equity (dollars in thousands):

Net Interest Income
	Twelve Months Ending December 31, 2026
		Change from Base
Rate Change Scenario	Amount	Dollar	Percent
+400 basis point rate shock	$33,055	$(3,495)	(9.6)%
+300 basis point rate shock	34,026	(2,524)	(6.9)%
+200 basis point rate shock	34,938	(1,612)	(4.4)%
+100 basis point rate shock	35,816	(734)	(2.0)%
Base Case (no rate change)	36,550	—	—
-100 basis point rate shock	36,069	(481)	(1.3)%
-200 basis point rate shock	35,142	(1,408)	(3.9)%
-300 basis point rate shock	33,723	(2,827)	(7.7)%
-400 basis point rate shock	32,735	(3,815)	(10.4)%

Economic Value of Equity as of December 31, 2025
	Twelve Months Ending December 31, 2026
		Change from Base
Rate Change Scenario	Amount	Dollar	Percent
+400 basis point rate shock	$135,092	$(40,171)	(22.9)%
+300 basis point rate shock	145,150	(30,113)	(17.2)%
+200 basis point rate shock	155,641	(19,622)	(11.2)%
+100 basis point rate shock	165,878	(9,385)	(5.4)%
Base Case (no rate change)	175,263	—	—
-100 basis point rate shock	181,864	6,601	3.8%
-200 basis point rate shock	185,155	9,892	5.6%
-300 basis point rate shock	183,570	8,307	4.7%
-400 basis point rate shock	180,557	5,294	3.0%

Simulated net interest income decreases in the increasing rates scenarios because Adirondack is liability sensitive, meaning its deposits reprice quicker than its assets. Simulated net interest income also decreases in the decreasing rates scenarios because Adirondack’s non-maturity deposit accounts, which comprised 80.4% of total deposits at December 31, 2025, had an average yield of 0.22%, which is effectively the maximum amount that Adirondack can reduce its non-maturity rates in any decreasing rates scenario.

Annex E

ADIRONDACK BANCORP, INC.

AND SUBSIDIARY

Consolidated Financial Statements as of

December 31, 2025 and 2024

Together with

Independent Auditor’s Report

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT

April 6, 2026

To the Board of Directors and Stockholders of Adirondack Bancorp, Inc. and Subsidiary:

Opinion

We have audited the accompanying consolidated financial statements of Adirondack Bancorp, Inc. and Subsidiary, which comprise the consolidated statements of financial condition as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adirondack Bancorp, Inc. and Subsidiary as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Adirondack Bancorp, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Adirondack Bancorp, Inc. and Subsidiary’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

INDEPENDENT AUDITOR’S REPORT

(Continued)

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Adirondack Bancorp, Inc. and Subsidiary’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Adirondack Bancorp, Inc. and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025 AND 2024

	2025	2024
	(In Thousands)
ASSETS

Cash and due from banks	$16,484	$24,327
Federal funds sold	1,354	1,307

Cash and cash equivalents	17,838	25,634

Investment securities
Available-for-sale	244,444	227,815
Held-to-maturity (fair value – 2025: $6,007: 2024 $5,368)	5,780	5,232
Other	1,732	2,075

Total investment securities	251,956	235,122

Loans receivable, net of allowance for credit losses- 2025 $4,709; 2024 $4,488	619,279	618,439
Bank owned life insurance	21,868	21,317
Right-of-use assets – operating leases	8,462	9,231
Premises and equipment, net	8,433	8,325
Goodwill	2,023	2,023
Accrued interest receivable and other assets	11,995	12,191

Total assets	$941,854	$932,282

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits
Interest bearing
Time	$166,279	$158,061
Savings and NOW	372,585	373,365
Noninterest bearing demand	309,113	306,534

Total deposits	847,977	837,960

Federal Home Loan Bank advances	6,521	13,580
Lease liabilities – operating leases	8,658	9,387
Subordinated debentures	8,248	8,248
Accrued interest payable and other liabilities	3,946	6,688

Total liabilities	$875,350	$875,863

STOCKHOLDERS’ EQUITY
Preferred stock	-	-
Common stock	5,821	5,751
Paid-in capital	8,084	7,292
Retained earnings	68,718	66,691
Treasury stock	(4,267)	(4,241)
Accumulated other comprehensive loss	(10,801)	(18,741)
Deferred stock-based compensation	(1,051)	(333)

Total stockholders’ equity	66,504	56,419

Total liabilities and stockholders’ equity	$941,854	$932,282

The accompanying notes are an integral part of these consolidated financial statements.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2025 AND 2024

	2025	2024
	(In Thousands)
INTEREST AND DIVIDEND INCOME

Loans receivable, including fees	$33,234	$31,603
Securities
Taxable	7,630	7,787
Tax exempt	623	553
Other	824	647

Total interest and dividend income	42,311	40,590

INTEREST EXPENSE
Deposits	7,452	8,267
Borrowings	700	1,145

Total interest expense	8,152	9,412

Net interest income	34,159	31,178

PROVISION FOR CREDIT LOSSES	294	256

Net interest income after provision for credit losses	33,865	30,922

NONINTEREST INCOME
Service charges and fees	2,013	1,962
Interchange income	1,876	1,929
Insurance agency income	553	485
Gain on sales of loans	535	412
Increase in cash surrender value of bank owned life insurance	551	497
Other	301	315

Total noninterest income	5,829	5,600

NONINTEREST EXPENSE
Salaries and employee benefits	20,141	19,032
Occupancy and equipment	4,164	4,118
Data processing	4,162	4,806
FDIC insurance premiums	688	684
Professional fees	908	912
Marketing	485	569
Business development	656	575
Charitable contributions	617	491
Other	3,654	2,740

Total noninterest expenses	35,475	33,927

Income before income tax expense	4,219	2,595

INCOME TAX EXPENSE	715	363

Net income	$3,504	$2,232

The accompanying notes are an integral part of these consolidated financial statements.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
DECEMBER 31, 2025 AND 2024

	2025	2024
	(In Thousands)
NET INCOME	$3,504	$2,232

OTHER COMPREHENSIVE INCOME:

Unrealized gains arising during the year on available-for-sale securities	10,052	78
Income tax expense	(2,112)	(15)
OTHER COMPREHENSIVE INCOME, NET OF TAX	7,940	63

COMPREHENSIVE INCOME	$11,444	$2,295

The accompanying notes are an integral part of these consolidated financial statements.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands)

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Deferred Stock- based Compensation	Total
Balance – January 1, 2024	$-	$5,758	$7,352	$64,459	$(2,630)	$(18,804)	$(515)	$55,620
Net Income	-	-	-	2,232	-	-	-	2,232
Other Comprehensive Income	-	-	-	-	-	63	-	63
Issuance of Common Stock	-	-	2	-	-	-	-	2
Restricted stock withheld upon vesting for payment of taxes	-	(7)	(62)	-	-	-	-	(69)
Repurchase of Common Stock	-	-	-	-	(1,611)	-	-	(1,611)
Amortization of Restricted Stock	-	-	-	-	-	-	182	182
Balance December 31, 2024	-	5,751	7,292	66,691	(4,241)	(18,741)	(333)	56,419

Net Income	-	-	-	3,504	-	-	-	3,504
Cash Dividends-$1.40 per share	-	-	-	(1,477)	-	-	-	(1,477)
Other Comprehensive Income	-	-	-	-	-	7,940	-	7,940
Issuance of Common Stock	-	1	7	-	-	-	-	8
Issuance of Restricted Stock	-	75	855	-	-	-	(930)	-
Restricted stock withheld upon vesting for payment of taxes	-	(6)	(70)	-	-	-	-	(76)
Repurchase of Common Stock	-	-	-	-	(26)	-	-	(26)
Amortization of Restricted Stock	-	-	-	-	-	-	212	212
Balance December 31, 2025	$-	$5,821	$8,084	$68,718	$(4,267)	$(10,801)	$(1,051)	$66,504

The accompanying notes are an integral part of these consolidated financial statements.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2025 AND 2024

	2025	2024
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,504	$2,232

Adjustments to reconcile net income to net cash flow from operating activities:

Net investment (accretion) amortization	(428)	120
Provision for credit losses	294	256
Capitalization of net deferred loan origination costs	244	158
Originations of residential mortgage loans held for sale	(16,789)	(12,817)
Proceeds from sales of residential mortgage loans held for sale	17,324	13,229
Net gains on sale of loans	(535)	(412)
Increase in cash surrender value of bank owned life insurance	(551)	(497)
Depreciation and amortization of premises and equipment	1,195	1,226
Gain on sale of foreclosed real estate	(18)	-
Loss (Gain) on sale of premises and equipment	30	(73)
Net change in mortgage servicing rights	(35)	(7)
Deferred income taxes	(38)	(538)
Stock-based compensation	136	113
Non-cash lease expense	40	46
(Decrease) Increase in accrued interest receivable and other assets	(784)	3,543
Increase in accrued interest payable and other liabilities	(3,827)	(1,380)
Net Cash Flow from Operating Activities	(238)	5,199

CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
Proceeds from maturities, calls and principal paydowns	203,684	193,071
Purchases	(209,834)	(161,152)
Securities held-to-maturity:
Proceeds from maturities, calls and principal paydowns	4,032	3,423
Purchases	(4,580)	(4,755)
Securities - other:
Proceeds from maturities, calls and principal paydowns	2,510	10,936
Purchases	(2,167)	(9,527)
Portfolio loan originations and principal collections, net	(1,378)	4,495
Purchases of premises and equipment	(2,078)	(1,998)
Proceeds from the sale of foreclosed real estate	45	-
Purchase of bank owned life insurance	-	(1,000)
Proceeds from sale of premises and equipment	745	641
Net Cash Flow from Investing Activities	(9,021)	34,134

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in deposits	10,017	1,288
Proceeds from Federal Home Loan Bank Advances	2,941	204,373
Repayment of Federal Home Loan Bank Advances	(10,000)	(236,500)
Proceeds from issuance of common stock	8	2
Purchase of treasury stock	(26)	(1,611)
Dividends paid	(1,477)	-
Net Cash Flow from Financing Activities	1,463	(32,448)

Net Change in Cash and Cash Equivalents	(7,796)	6,885

Cash and Cash Equivalents – beginning	25,634	18,749
Cash and Cash Equivalents – ending	$17,838	$25,634

SUPPLEMENTARY CASH FLOWS INFORMATION:
Interest paid	$6,044	$6,908
Income taxes paid	$1,055	$225

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Change in right-of-use assets due to decrease in lease obligations	$(769)	$(864)
Transfer of loans to foreclosed real estate	$-	$27

The accompanying notes are an integral part of these consolidated financial statements.

ADIRONDACK BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Adirondack Bancorp, Inc. (the “Company”) provides a full range of banking services to retail, commercial and municipal customers through its wholly-owned subsidiary, Adirondack Bank (the “Bank”). The Bank’s operations are conducted in sixteen full service branches, three drive-thru facilities and one loan production office located in the Adirondack, Mohawk Valley and Syracuse regions of New York State. The Company and the Bank are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences, may be significant. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance and provision for credit losses on loans, testing goodwill for impairment, the realizability of deferred taxes and employee benefit obligations.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Bank’s wholly-owned subsidiary, Adirondack Insurance Services, Inc. and have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation, in accordance with generally accepted accounting principles.

The Company has two wholly-owned subsidiaries, Adirondack Statutory Trust I (Trust I) and Adirondack Statutory Trust II (Trust II) which were formed for the purpose of issuing trust preferred securities. The accounts of Trust I and Trust II are not included in the consolidated financial statements of the Company.

Cash and Cash Equivalents

Cash and cash equivalents are defined as the sum of cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Debt securities not classified as held-to-maturity are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Interest and dividend income is recognized when earned. Purchase premiums and discounts are recognized in interest income using a method approximating the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying consolidated financial statements.

Other investments consist of restricted Federal Reserve Bank and Federal Home Loan Bank stocks. Federal law requires a member institution of the Federal Home Loan Bank to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost and periodically reviewed for impairment based on ultimate recovery of par value.

Allowance for Credit Losses – Held-to-Maturity Securities

Management measures expected credit losses on held-to-maturity (“HTM”) debt securities on a collective basis by major security type. The Bank’s portfolio for HTM securities is primarily made up of New York State local municipal bonds that are not rated. The accrued interest receivable on held-to-maturity debt securities was included in the consolidated statements of financial condition within accrued interest receivable and other assets. It totaled $124,600 at December 31, 2025 and $76,900 at December 31, 2024 and is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information, if available, and payment history. The Bank determined that no allowance for credit losses was required on its HTM portfolio for the years ended December 31, 2025 and 2024.

Allowance for Credit Losses – Available-For-Sale Securities

For available-for-sale debt securities in an unrealized loss position, the Bank assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. The balance of accrued interest receivable for available-for-sale securities was $1,012,000 and $1,099,000 for the years ended December 31, 2025 and 2024, respectively, and is included in the consolidated statements of financial condition within accrued interest receivable and other assets.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale

Loans held for sale represent residential real estate mortgage loans held for sale into the secondary market. Loans held for sale are carried at the lower of cost or estimated fair value, as determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance by charges to operations. The Company did not write down any loans held for sale during the years ended December 31, 2025 and 2024. Premiums, discounts, origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale.

Government guaranteed loans which may be sold after origination are not classified as held for sale in as much as sale of such loans is largely dependent upon the extent to which gains may be realized.

Assets obtained and liabilities incurred as a result of loan sales such as servicing rights and recourse obligations are recognized when the sales proceeds are received. Recourse liabilities on loan sales at December 31, 2025 and 2024 are not material to the Company’s consolidated financial statements.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding unpaid principal balances, less the allowance for credit losses. Interest income is accrued on the unpaid principal balances using the effective interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The loans receivable portfolio is segmented into residential mortgage, commercial and consumer loans. The residential mortgage segment consists of one-to-four family first-lien residential mortgage loans. Commercial loans consist of commercial real estate and other commercial and industrial loans. Consumer loans include home equity and junior liens and other consumer loans.

The risk characteristics within the loan portfolio vary depending on the loan segment. Residential mortgage and consumer loans generally are repaid from personal sources of income. Risks associated with residential mortgage and consumer loans primarily include general economic risks such as declines in the local economy creating higher rates of unemployment. Those conditions may also lead to a decline in collateral values should the Bank be required to foreclose on or repossess the collateral securing these loans.

These economic risks also impact the commercial loan segment, and commercial loans are considered to have greater risk than residential mortgage and consumer loans as the primary source of repayment is from the cash flow of the business customer. Real estate loans, including residential mortgages, commercial real estate loans and home equity and junior lien loans comprise 83.5% and 83.0% of the portfolio at December 31, 2025 and 2024, respectively. Loans secured by real estate provide the best collateral protection and thus significantly reduce the inherent risk in the portfolio.

Allowance for Credit Losses on Loans

The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loss experience is generally the starting point for estimating expected credit losses. The Bank then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience is used. The Banks historical loss experience is supplemented with peer information across all loan pools. Peer selection is based on a review of institutions with an asset size between $300 million and $1 billion. Finally, the Bank considers forecasts about future economic conditions that are reasonable and supportable. Significant management judgment is required at various points in the measurement process. The Bank utilizes the discounted cash flow methodology on all pools. The calculated historical loss rates are adjusted for forecasted economic conditions. These forecasts are applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to the long-term average historical loss using a straight-line, time-based methodology.

After quantitative considerations, management applies additional qualitative adjustments so that the allowance for credit losses is reflective of the estimate of lifetime losses that exist in the loan portfolio at the consolidated statements of financial condition date. Qualitative considerations include limitations inherent in the quantitative model; trends experienced in nonperforming and delinquent loans; changes in value of underlying collateral; changes in lending policies and procedures; nature and composition of loans; portfolio concentrations that may affect loss experience across one or more components of the portfolio; the experience, ability and depth of lending management and staff; the Bank’s credit review system; and the effect of external factors; such as competition, legal and regulatory requirements.

The allowance for credit losses is measured on a collective pool basis with receivables that have similar risk characteristics. The Bank has developed segmentation based upon federal call report segmentation and subsegmented commercial mortgages that are categorized as 1-4 family residential mortgages in the federal call report.

Loans that do not share risk characteristics and meet materiality criteria are evaluated on an individual basis and are excluded from the pooled evaluation. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. If the loan is not collateral dependent, the allowance for credit losses related to individually assessed loans is based on discounted expected cash flows using the loan’s initial effective interest rate.

The allowance for credit losses represents management’s estimate of losses inherent in the loan portfolio as of the consolidated statement of financial condition date and it is recorded as a reduction of loans. The allowance is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans are charged against the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weakness may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of debt. They include loans that are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable.

Loans classified as loss are considered uncollectible and are charged to the allowance for credit losses. Loans that are not classified are rated as pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for credit losses is adequate.

Accrued Interest Receivable

Accrued interest receivable balances are presented separately within the accrued interest receivable and other assets line item on the consolidated statements of financial condition. The Company has excluded interest receivable that is included in the amortized cost of financing receivables from related disclosure requirements and accrued interest receivable is written off by reversing interest income. For loans, write off typically occurs upon becoming over 90 days past due and therefore the amount of such write offs are immaterial. Historically, the Company has not experienced uncollectible accrued interest receivable on investment securities. The balance of accrued interest receivable for loans totaled approximately $1,999,000 and $2,026,000 for the years ended December 31, 2025 and 2024, respectively.

Modifications for Debtors Experiencing Financial Difficulty

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty, if applicable. The Bank uses a weighted-average remaining life methodology to determine the allowance for credit losses.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Bank modifies loans by providing principal forgiveness on certain of its real estate loans.

When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses. In some cases, the Bank will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Bank maintains a separate reserve for credit losses on off-balance sheet credit exposures, including unfunded loan commitments, which is included in accrued interest payable and other liabilities on the consolidated statements of financial condition. The reserve for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit losses in the consolidated statements of income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Bank's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Bank has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Bank can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance sheet credit exposures that are unconditionally cancellable by the Bank or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. At December 31, 2025 and 2024, total unfunded commitments were approximately $59,982,000 and $53,333,000, respectively. At December 31, 2025 and 2024, the liability for credit losses on off-balance sheet credit exposures included in accrued interest payable and other liabilities was approximately $98,000 and $77,000, respectively. A provision for credit losses of $21,000 was recorded during the year ended December 31, 2025. A negative provision for credit losses of $25,000 was recorded during the year December 31, 2024. The provision for off-balance sheet commitments is included in other non-interest expense.

Income Recognition on Commercial, Residential Mortgage, Consumer and Nonaccrual Loans

The accrual of interest is discontinued on loans when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well-secured. When a loan is placed on nonaccrual status, unpaid interest is reversed and charged to interest income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Bank Owned Life Insurance

Bank Owned Life Insurance (BOLI) was purchased by the Bank to facilitate financing for certain employee benefits. The Bank generally purchases split-dollar policies, whereby the Bank and the insured’s beneficiary share rights to the death benefit. The value of life insurance financing is the tax preferred status of increases in life insurance cash value and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset that provides tax-exempt income to the Bank. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated in the Company’s consolidated statements of financial condition at its current cash surrender value and the liability for the split-dollar arrangement is recorded in accrued interest payable and other liabilities. Increases in BOLI cash surrender value and death benefit proceeds are reported as noninterest income in the Company’s consolidated statements of income.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Lease right-of-use (“ROU”) assets and lease liabilities for operating leases are recognized at the commencement date based on the present value of lease payments over the lease term, discounted using our incremental borrowing rate with a maturity that best matches the term of the lease. The Company has not entered into any finance leases. Options to renew or terminate the lease are recognized as part of ROU assets and liabilities when it is reasonably certain the options will be exercised. The Company has lease agreements that contain both lease and non-lease components, such as maintenance costs, which are accounted for separately. Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance and utilities which are generally based on a pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred. In addition, the Company does not recognize ROU assets or lease liabilities for short- term leases with a term of 12 months or less, which are also expensed as incurred.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Buildings have an estimated useful life of 39 years and furniture, fixtures and equipment have estimated useful lives of 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the term of the related leases or the estimated lives of the assets.

Goodwill

Goodwill represents the cost of an acquisition over the fair value of the tangible and intangible net assets acquired. Goodwill is not amortized into the consolidated statements of income, but is tested annually for impairment. The reporting unit was valued using both comparable transactions approach and a discounted cash flows approach. The Bank evaluated its goodwill and determined that no impairment existed at December 31, 2025 and 2024.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. Physical possession of residential real estate property collateralizing a residential mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Any losses based on the asset’s fair value at the date of acquisition are charged to the allowance for credit losses. After foreclosure, these assets are carried at the lower of their new basis or fair value less costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Foreclosed real estate is included in accrued interest receivable and other assets in the accompanying consolidated statements of financial condition. The Bank did not have any foreclosed real estate at December 31, 2025. Foreclosed real estate was $27,000 at December 31, 2024.

At December 31, 2024, the balance of foreclosed real estate included one foreclosed residential real estate property totaling $27,000. At December 31, 2025 and 2024, the recorded investment of residential mortgage loans secured by residential real estate properties for which formal foreclosure proceeds are in process was $1,164,000 and $1,493,000, respectively.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights

Mortgage servicing rights are recorded at their fair value at the time of origination and are amortized over the estimated period of net servicing income. The carrying value of mortgage servicing rights, which are included in other assets, is evaluated for impairment on an annual basis.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising costs totaled approximately $485,000 and $569,000 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense. The amount of interest and penalties for the years ended December 31, 2025 and 2024 was not material.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statements of financial condition when they are funded.

Earnings Per Share

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. The Company had no potentially dilutive common stock equivalents at December 31, 2025 and 2024. Unallocated common shares of unvested restricted stock are not included in the weighted average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released (see Note 10).

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the consolidated statements of financial condition, such items, along with net income, are components of comprehensive income.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company and the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company and the Bank do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Segment Reporting

The Company has one primary business segment, its community banking franchise. The community banking segment provides financial services to consumers and businesses principally in the Adirondack, Mohawk Valley and Syracuse regions of New York State. These services include providing various types of loans to customers, accepting deposits, mortgage banking, and other traditional banking services. Parent company income is included in the community-banking segment. Major revenue sources include net interest income and service fees on deposit accounts. Expenses include personnel and branch-network support charges. The Company’s Chief Financial Officer is the chief operating decision maker (“CODM”). The CODM evaluates the financial performance of the Company’s components such as evaluating revenue streams, significant expenses, and budget to actual results in assessing the performance of the Company’s segment in the determination of allocating resources. Financial information regarding each significant segment expense as outlined on the Statement of Income is regularly provided (at least monthly) to the CODM. Interest expense is a significant segment expense. Additionally, compensation and employee benefits are significant segment expenses. The accounting policies of the segments are the same as the Company’s described in this Note.

Reclassifications

Certain amounts in the 2024 consolidated financial statements have been reclassified to conform to the current year presentation.

2.	RESTRICTION ON CASH AND DUE FROM BANKS

The Bank may be required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. There was no required reserve at December 31, 2025 or 2024.

The Bank may also be required to maintain clearing balance funds with the Federal Reserve Bank. There was no required balance at December 31, 2025 or 2024.

3.	INVESTMENT SECURITIES

The amortized cost and approximate fair values of investment securities are as follows at December 31:

	2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(In Thousands)
Available-for-sale debt securities:
U.S. Government agency and sponsored enterprise	$52,465	$46	$(2,660)	$49,851
State and political subdivisions	13,916	17	(250)	13,683
Residential mortgage-backed:
U.S. Government sponsored enterprise	142,337	519	(9,699)	133,157
Asset-backed U.S. Small Business Administration	49,398	59	(1,704)	47,753
	258,116	641	(14,313)	244,444

Held-to-maturity debt securities:
State and political subdivisions	5,780	227	-	6,007
	5,780	227	-	6,007

Other:
Federal Home Loan Bank stock	1,002	-	-	1,002
Federal Reserve Bank stock	730	-	-	730
	1,732	-	-	1,732
	$265,628	$868	$(14,313)	$252,183

3.	INVESTMENT SECURITIES (Continued)

	2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(In Thousands)
Available-for-sale debt securities:
U.S. Government agency and sponsored enterprise	$53,396	$8	$(5,024)	$48,380
State and political subdivisions	17,301	8	(548)	16,761
Residential mortgage-backed:
U.S. Government sponsored enterprise	122,939	1	(15,570)	107,370
Asset-backed U.S. Small Business Administration	57,903	11	(2,610)	55,304
	251,539	28	(23,752)	227,815

Held-to-maturity debt securities:
State and political subdivisions	5,232	147	(11)	5,368
	5,232	147	(11)	5,368

Other:
Federal Home Loan Bank stock	1,345	-	-	1,345
Federal Reserve Bank stock	730	-	-	730
	2,075	-	-	2,075
	$258,846	$175	$(23,763)	$235,258

3.	INVESTMENT SECURITIES (Continued)

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows at December 31:

	2025
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)
Available-for-sale debt securities:

U.S. Government sponsored enterprise	$-	$-	$47,173	$2,660	$47,173	$2,660
State and political subdivisions	2,133	7	8,059	243	10,192	250
Residential mortgage-backed	13,258	117	89,646	9,582	102,904	9,699
Asset-backed U.S. Small Business Administration	6,200	12	35,051	1,692	41,251	1,704
	$21,591	$136	$179,929	$14,177	$201,520	$14,313

3.	INVESTMENT SECURITIES (Continued)

	2024
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
				(In Thousands)
Available-for-sale debt securities:

U.S. Government sponsored enterprise	$1,558	$37	$44,825	$4,987	$46,383	$5,024
State and political subdivisions	3,458	21	11,951	527	15,409	548
Residential mortgage-backed	6,230	103	98,328	15,467	104,558	15,570
Asset-backed U.S. Small Business Administration	10,972	68	41,103	2,542	52,075	2,610
	$22,218	$229	$196,207	$23,523	$218,425	$23,752

At December 31, 2025, there were 37 securities in a continuous loss position for less than 12 months and 415 securities in a continuous loss position for 12 months or more due to higher long-term interest rates resulting in lower market values for investments. At December 31, 2024, there were 56 securities in a continuous loss position for less than 12 months and 459 securities in a continuous loss position for 12 months or more due to higher long-term interest rates resulting in lower market values for investments. Unrealized losses on these securities have not been recognized in income because the securities are generally of high credit quality, management does not intend to sell the securities nor is it more likely than not that management will have to sell the securities in the foreseeable future and the decline in fair value is largely due to the effects of changes in market interest rates. The fair values are expected to recover as the securities approach their maturity or repricing date and/or market interest rates change.

3.	INVESTMENT SECURITIES (Continued)

The amortized cost and fair values of debt securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In Thousands)
Due in one year or less	$5,383	$5,340	$3,327	$3,362
Due after one year through five years	58,004	55,369	1,879	2,012
Due after five years through ten years	2,994	2,825	574	633
Due after ten years	-	-	-	-
Securities not due at a single maturity date	191,735	180,910	-	-
	$258,116	$244,444	$5,780	$6,007

During 2025 and 2024, the Bank did not sell any securities available-for-sale.

At December 31, 2025 and 2024, investment securities with a carrying amount of $222,265,000 and $208,123,000, respectively, were pledged to secure certain deposits.

4.	LOANS RECEIVABLE

Major classifications of loans at December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
	(In Thousands)
Residential mortgage loans:
1 – 4 family first-lien residential mortgages	$194,863	$191,754

Commercial loans:
Real estate	232,348	226,665
Commercial and industrial	94,961	96,346
	327,309	323,011
Consumer loans:
Home equity and junior liens	94,090	98,883
Other consumer	7,726	9,279
	101,816	108,162

Total loans	623,988	622,927

Less allowance for credit losses	(4,709)	(4,488)

Loans receivable, net	$619,279	$618,439

At December 31, 2025 and 2024, net deferred loan costs totaled $707,000 and $1,010,000, respectively.

4.	LOANS RECEIVABLE (Continued)

The following tables present the classes of the loan portfolio summarized by the pass rating and the classified ratings of special mention, substandard and doubtful within the Bank’s internal risk rating system as of December 31:

	2025
		Special
	Pass	Mention	Substandard	Doubtful	Total
			(In Thousands)
Residential mortgage loans:
1 – 4 family first-lien residential mortgages	$192,282	$1,189	$1,392	$-	$194,863

Commercial loans:
Real estate	221,696	2,909	7,743	-	232,348
Commercial and industrial	85,763	3,562	5,636	-	94,961
	307,459	6,471	13,379	-	327,309

Consumer loans:
Home equity and junior liens	93,604	259	227	-	94,090
Other consumer	7,695	31	-	-	7,726
	101,299	290	227	-	101,816
Total loans	$601,040	$7,950	$14,998	$-	$623,988

	2024
		Special
	Pass	Mention	Substandard	Doubtful	Total
			(In Thousands)
Residential mortgage loans:
1 – 4 family first-lien residential mortgages	$189,551	$458	$1,745	$-	$191,754

Commercial loans:
Real estate	214,902	1,056	10,707	-	226,665
Commercial and industrial	83,708	10,694	1,944	-	96,346
	298,610	11,750	12,651	-	323,011
Consumer loans:
Home equity and junior liens	98,025	292	566	-	98,883
Other consumer	9,254	25	-	-	9,279
	107,279	317	566	-	108,162
Total loans	$595,440	$12,525	$14,962	$-	$622,927

4.	LOANS RECEIVABLE (Continued)

Loans are considered past due if the required principal and interest payments have not been received within thirty days of the payment due date.

An age analysis of past due loans, segregated by class of loans, as of December 31 was as follows:

	2025
							Loans
							Receivable
	30-59	60-89	Over 90			Total	>90 Days
	Days	Days	Days	Total		Loans	and Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing

	(In Thousands)
Residential mortgage loans:
1 – 4 family first-lien residential mortgages	$1,650	$876	$1,675	$4,201	$190,662	$194,863	$-

Commercial loans:
Real estate	-	137	1,152	1,289	231,059	232,348	-
Commercial and industrial	23	-	4	27	94,934	94,961	-
	23	137	1,156	1,316	325,993	327,309	-
Consumer loans:
Home equity and junior liens	532	171	299	1,002	93,088	94,090	-
Other consumer	71	50	-	121	7,605	7,726	-
	603	221	299	1,123	100,693	101,816	-
Total loans	$2,276	$1,234	$3,130	$6,640	$617,348	$623,988	$-

4.	LOANS RECEIVABLE (Continued)

	2024
							Loans
							Receivable
	30-59	60-89	Over 90			Total	>90 Days
	Days	Days	Days	Total		Loans	and Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing
	(In Thousands)
Residential mortgage loans:
1 – 4 family first-lien residential mortgages	$3,676	$218	$1,955	$5,849	$185,905	$191,754	$139

Commercial loans:
Real estate	67	-	2,659	2,726	223,939	226,665	-
Commercial and industrial	368	-	86	454	95,892	96,346	-
	435	-	2,745	3,180	319,831	323,011	-
Consumer loans:
Home equity and junior liens	521	233	612	1,366	97,517	98,883	108
Other consumer	19	18	6	43	9,236	9,279	6
	540	251	618	1,409	106,753	108,162	114
Total loans	$4,651	$469	$5,318	$10,438	$612,489	$622,927	$253

Nonaccrual loans, segregated by class of loan at December 31, were as follows (in thousands):

	Nonaccrual Loans	Nonaccrual Loans Without Related Allowance for Credit Losses	Recognized Interest Income
December 31, 2025
1-4 family first lien residential mortgages	$2,362	$1,164	$-
Commercial real estate	1,423	919	-
Other commercial and industrial	285	384	-
Home equity and junior liens	354	-	-
Other consumer	-	-	-
Total	$4,424	$2,467	$-

December 31, 2024
1-4 family first lien residential mortgages	$2,956	676	$-
Commercial real estate	4,185	2,422	-
Other commercial and industrial	461	513	-
Home equity and junior liens	642	-	-
Other consumer	-	-	-
Total	$8,244	$3,611	$-

4.	LOANS RECEIVABLE (Continued)

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the operation or sale of the collateral. Loans considered collateral-dependent were as follows at December 31:

	Amortized Cost	Collateral Type
2025:	(in thousands)
Real estate:
Residential real estate mortgage	$1,164	Residential real estate
Commercial real estate	7,014	Commercial real estate
Total real estate	$8,178

	Amortized Cost	Collateral Type
2024:	(in thousands)
Real estate:
Residential real estate mortgage	$1,840	Residential real estate
Commercial real estate	8,857	Commercial real estate
Total real estate	$10,697

As of December 31, 2025 and 2024, there were no significant modifications made to borrowers experiencing financial difficulty.

4.	LOANS RECEIVABLE (Continued)

Changes in the allowance for credit losses at December 31, 2025 are summarized as follows (in thousands):

	1-4 family first- lien residential mortgage	Commercial real estate	Commercial and industrial	Home equity and junior liens	Other consumer	Total
Allowance for credit losses:

Beginning balance	$1,338	$1,668	$1,146	$217	$119	$4,488
Charge-offs	-	-	(38)	(9)	(119)	(166)
Recoveries	9	1	17	-	66	93
Provision for credit losses	91	158	(3)	14	34	294
Ending balance	$1,438	$1,827	$1,122	$222	$100	$4,709

Changes in the allowance for credit losses for the year ended December 31, 2024 are summarized as follows (in thousands):

	1-4 family first-
	lien residential	Commercial	Commercial	Home equity	Other
	mortgage	real estate	and industrial	and junior liens	consumer	Total
Allowance for credit losses:

Beginning balance	$1,130	$1,635	$1,230	$215	$139	$4,349
Charge-offs	-	-	(42)	(19)	(160)	(221)
Recoveries	1	56	11	-	36	104
Provision for credit losses	207	(23)	(53)	21	104	256
Ending balance	$1,338	$1,668	$1,146	$217	$119	$4,488

4.	LOANS RECEIVABLE (Continued)

The following table presents the classes of loan portfolio summarized by the aggregate pass rating and classified ratings of non-performing, watch, special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2025 based on calendar year of origination:

								Revolving
								Loans
							Revolving	Converted to
	2025	2024	2023	2022	2021	Prior	Loans	Term Loans	Total

	(Dollars in thousands)
1-4 family first lien residential mortgages
Performing	$19,689	$27,451	$26,057	$30,516	$21,904	$66,665	$-	$-	$192,282
Non-performing	-	-	-	-	-	2,581	-	-	2,581
Total 1-4 family first lien residential mortgages	$19,689	$27,451	$26,057	$30,516	$21,904	$69,246	$-	$-	$194,863

Commercial real estate
Pass	$5,000	$7,170	$3,760	$5,518	$12,215	$14,908	$-	$-	$48,571
Watch	13,656	11,401	21,228	51,796	16,500	58,544	-	-	173,125
Special Mention	-	-	213	1,011	-	1,789	-	-	3,013
Substandard	-	-	-	-	5,093	1,123	-	-	6,216
Nonaccrual	-	-	-	-	-	1,423	-	-	1,423
Total commercial real estate	$18,656	$18,571	$25,201	$58,325	$33,808	$77,787	$-	$-	$232,348

Commercial and industrial
Pass	$7,508	$5,631	$4,636	$3,549	$8,727	$9,293	$4,503	$-	$43,847
Watch	10,253	4,505	9,612	3,047	2,955	3,773	7,771	-	41,916
Special Mention	-	-	1,087	1,086	1,286	104	-	-	3,563
Substandard	-	12	11	-	-	373	4,954	-	5,350
Nonaccrual	-	-	-	-	-	285	-	-	285
Total commercial and industrial	$17,761	$10,148	$15,346	$7,682	$12,968	$13,828	$17,228	$-	$94,961

Consumer: Home equity & junior liens
Performing	$5,443	$5,124	$11,921	$17,623	$5,561	$15,903	$32,029	$-	$93,604
Non-performing	-	-	-	-	129	208	149	-	486
Total Consumer:
Home equity & junior liens	$5,443	$5,124	$11,921	$17,623	$5,690	$16,111	$32,178	$-	$94,090

Consumer: other
Performing	$1,898	$1,295	$1,532	$600	$572	$967	$818	$13	$7,695
Non-performing	-	-	-	2	-	29	-	-	31
Total consumer: other	$1,898	$1,295	$1,532	$602	$572	$996	$818	$13	$7,726

Total loans	$63,447	$62,589	$80,057	$114,748	$74,942	$177,968	$50,224	$13	$623,988

4.	LOANS RECEIVABLE (Continued)

The following table presents the classes of loan portfolio summarized by the aggregate pass rating and classified ratings of non-performing, watch, special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2024 based on calendar year of origination:

								Revolving
								Loans
							Revolving	Converted to
	2024	2023	2022	2021	2020	Prior	Loans	Term Loans	Total
	(Dollars in thousands)
1-4 family first lien residential mortgages
Performing	$26,432	$27,817	$34,806	$25,167	$14,254	$61,075	$-	$-	$189,551
Non-performing	-	-	-	192	-	2,011	-	-	2,203
Total 1-4 family first lien residential mortgages	$26,432	$27,817	$34,806	$25,359	$14,254	$63,086	$-	$-	$191,754

Commercial real estate
Pass	$3,049	$3,883	$7,579	$12,799	$2,487	$16,510	$-	$-	$46,307
Watch	5,931	27,099	52,091	17,653	12,762	53,059	-	-	168,595
Special Mention	-	-	-	-	832	224	-	-	1,056
Substandard	-	-	-	5,264	-	1,258	-	-	1,258
Nonaccrual	-	-	-	-	-	4,185	-	-	4,185
Total commercial real estate	$8,980	$30,982	$59,670	$35,716	$16,081	$75,236	$-	$-	$226,665

Commercial and industrial
Pass	$6,354	$6,360	$6,240	$10,460	$1,622	$9,823	$2,308	$-	$43,167
Watch	7,329	13,219	4,634	4,841	1,859	3,595	5,064	-	40,541
Special Mention	-	1,435	1,700	1,847	124	356	6,429	-	11,891
Substandard	-	271	-	-	-	15	-	-	286
Nonaccrual	-	-	-	-	6	395	60	-	461
Total commercial and industrial	$13,683	$21,285	$12,574	$17,148	$3,611	$14,184	$13,861	$-	$96,346

Consumer: Home equity & junior liens
Performing	$5,961	$14,972	$21,143	$6,122	$4,105	$15,310	$30,592	$-	$98,205
Non-performing	-	-	214	201	-	91	172	-	678
Total Consumer: Home equity & junior liens	$5,961	$14,972	$21,357	$6,323	$4,105	$15,401	$30,764	$-	$98,883

Consumer: other
Performing	$2,119	$2,679	$1,422	$748	$553	$735	$984	$13	$9,253
Non-performing	-	-	-	-	1	25	-	-	26
Total consumer: other	$2,119	$2,679	$1,422	$748	$554	$760	$984	$13	$9,279
Total loans	$57,175	$97,735	$129,829	$85,294	$38,605	$168,667	$45,609	$13	$622,927

4.	LOANS RECEIVABLE (Continued)

Mortgage loans serviced for others were approximately $131,987,000 and $125,050,000 at December 31, 2025 and 2024, respectively. Advances from borrowers for taxes and insurance related to loans serviced for others amounted to approximately $1,752,000 and $1,679,000 at December 31, 2025 and 2024, respectively. These loans and related advances are not included in the accompanying consolidated statements of financial condition.

The following summarizes activity pertaining to mortgage servicing rights for the years ended December 31:

	2025	2024
	(In Thousands)
Balance at beginning of year	$256	$249
Capitalized during the year	168	127
Amortization	(133)	(120)
Balance at end of year	$291	$256

Mortgage servicing rights are included in accrued interest receivable and other assets in the accompanying consolidated statements of financial condition.

5.	PREMISES AND EQUIPMENT

Premises and equipment are summarized at December 31 as follows:

	2025	2024
	(In Thousands)
Land	$516	$516
Buildings	6,135	5,802
Leasehold improvements	9,237	9,031
Furniture, fixtures and equipment	16,659	16,011
Automobiles	1,004	971
Construction in process	19	-
	33,570	32,331
Accumulated depreciation and amortization	(25,137)	(24,006)
	$8,433	$8,325

Total depreciation and amortization expense was $1,195,000 and $1,226,000 during the years ended December 31, 2025 and 2024, respectively.

Net (losses) gains on the sale of fixed assets totaled ($30,000) and $73,000 during the years ended December 31, 2025 and 2024, respectively. This income is included in other non-interest expense in the accompanying consolidated statements of income.

6.	DEPOSITS

The aggregate amount of time deposits with a minimum denomination that meet or exceed the FDIC insurance limit was $109,723,000 and $114,952,000 at December 31, 2025 and 2024, respectively.

At December 31, 2025, scheduled maturities of time deposits are as follows (in thousands):

2026	$164,607
2027	896
2028	128
2029	170
2030	478
$166,279

7.	BORROWINGS

Federal Home Loan Bank

The Bank has access to Federal Home Loan Bank advances, under which it can borrow at various terms and interest rates. At December 31, 2025 and 2024, loans with a carrying value of $219,921,000 and $214,333,000, respectively, consisting primarily of residential mortgage loans and commercial real estate loans, were pledged by the Bank under a blanket collateral agreement to secure the Bank’s borrowings. The total outstanding indebtedness under borrowing facilities with FHLB cannot exceed the total value of the assets pledged under the blanket collateral agreement. As of December 31, 2025 and 2024, $213,400,000 and $200,753,000, respectively, was available for borrowings.

At December 31, 2025 there were $6,521,000 of advances at a rate of 3.96% outstanding on an overnight basis. At December 31, 2024, there were $3,580,000 of advances at a rate of 4.69% outstanding on an overnight basis.

7.	BORROWINGS (Continued)

The Bank had other term advances from the Federal Home Loan Bank at December 31 as follows:

	2025	2024
	(Dollars In Thousands)
Fixed rate advance with maturity of March 10, 2025 bearing interest at a fixed rate of 1.20%	$-	$10,000
	$-	$10,000

Overnight Lines of Credit

The Bank has a $10,000,000 secured overnight line of credit with a correspondent bank. Borrowings on the line bear interest at the federal funds rate and are collateralized by investments held by the correspondent bank. There were no amounts outstanding at December 31, 2025 and 2024.

The Bank has a $9,500,000 unsecured overnight line of credit with another correspondent bank. Borrowings on the line bear interest at the federal funds rate. There were no amounts outstanding at December 31, 2025 and 2024. In conjunction with this unsecured line of credit, a compensating balance of $250,000 is held in an operating checking account.

8.	SUBORDINATED DEBENTURES

On July 31, 2001, the Company participated, at an amount of $3,000,000, in a pooled offering of trust preferred securities. The Company formed Adirondack Statutory Trust I, a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Company owns all of the $93,000 in common equity of Trust I. The Trust used the proceeds from the issuance of the trust preferred securities and common equity to acquire subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the 3 month SOFR + 3.58% interest rate on the debt securities.

On September 17, 2003, the Company participated, at an amount of $5,000,000, in an additional pooled offering of trust preferred securities. The Company formed Adirondack Statutory Trust II, a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Company owns all of the $155,000 in common equity of Trust II. The Trust used the proceeds from the issuance of the trust preferred securities and common equity to acquire subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the 3 month SOFR + 3.05% interest rate on the debt securities.

The debt securities and the trust preferred securities each have 30 year lives. The trust preferred securities and the debt securities are callable by the Company or the Trust, at their respective option after 5 years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The balances and changes in the components of accumulated other comprehensive income (loss), net of tax, are as follows (in thousands):

Unrealized
Losses on Available-
For-Sale Securities
Accumulated other comprehensive loss as of January 1, 2024	$(18,804)
Other comprehensive income	63
Accumulated other comprehensive loss as of December 31, 2024	(18,741)
Other comprehensive income	7,940
Accumulated other comprehensive loss as of December 31, 2025	$(10,801)

The amounts of income tax expense allocated to each component of other comprehensive (income) loss are as follows for the years ended December 31, 2025 and 2024:

	2025	2024
	(In Thousands)
Unrealized gain arising during the year	$(2,112)	$(15)
Income tax expense	$(2,112)	$(15)

10.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 1,600 shares of Series A preferred stock, $5,000 par value per share. There were no shares issued or outstanding at December 31, 2025 and 2024. Series A preferred stockholders have no voting rights.

Dividends on the Series A preferred stock are non-cumulative and payable quarterly from the date of issue, when declared by the Board of Directors. The Series A preferred stock is perpetual, non-cumulative and redeemable at the option of the Company, in whole or in part, at $5,000 per share. The dividend, when declared, is equal to the Wall Street Journal Prime Rate in effect at the beginning of the quarter preceding the dividend payment date, plus 0.50% with a maximum rate of 11%. Effective August 20, 2018, the Company redeemed all outstanding shares of Series A preferred stock.

10.	STOCKHOLDERS’ EQUITY (Continued)

Common Stock

The Company is authorized to issue 2,000,000 shares of common stock, $5 par value per share. There were 1,164,163 shares issued and 1,076,246 shares outstanding, with 87,917 shares held in treasury at December 31, 2025. There were 1,150,271 shares issued and 1,062,804 shares outstanding, with 87,467 shares held in treasury at December 31, 2024.

The Company repurchased 450 shares of common stock totaling $26,000 during the year ended December 31, 2025. The Company repurchased 29,772 shares of common stock totaling $1,611,000 during the year ended December 31, 2024.

In October of 2025, the Company paid a special dividend on its common stock of $1.40 per share, which totaled $1,477,000.

Stock-Based Compensation

The 2022 Restricted Stock Plan (“2022 Plan”) was approved by the Human Resources Committee of the Board of Directors of the Company authorizing the issuance of 15,714 common shares of stock on December 19, 2022. The purpose of the 2022 Plan is to promote the growth and profitability of the Company and its affiliated companies; to attract and retain key officers and employees of outstanding competence; to provide certain key officers and employees of the Company and its affiliated companies with an incentive to achieve corporate objectives; and to provide such officers and employees with an equity interest in the Company. Awards granted under this plan generally vest ratably over a five-year period.

Restricted stock awards are recorded as deferred compensation, a component of shareholders’ equity, at fair value at the date of the grant and amortized to compensation expense over the specified vesting periods.

Compensation expense associated with the amortization of restricted stock was $212,000 and $182,000 for the years ended December 31, 2025 and 2024, respectively.

The following is a summary of the Company’s restricted stock activity for the years ended December 31, 2025 and 2024:

	Non-Vested Shares	Weighted Average Grant Date Fair Value
Balance – January 1, 2024	11,620	$44.30
Granted	-	-
Forfeited	-	-
Vested	(4,094)	$44.30
Balance – December 31, 2024	7,526	$44.30
Granted	15,000	$62.00
Forfeited	-	-
Vested	(4,094)	$44.30
Balance – December 31, 2025	18,432	$58.70

As of December 31, 2025, there was approximately $1,051,000 of total unrecognized compensation cost related to nonvested restricted stock shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 4 years.

10.	STOCKHOLDERS’ EQUITY (Continued)

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Net income available to common stockholders is net income to the Company. Unallocated common shares of unvested restricted stock are not included in the weighted-average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released. The Company had no potentially dilutive common stock equivalents at December 31, 2025 and 2024.

The following table sets forth the calculation of basic and diluted earnings per share:

	2025	2024
	(Dollars In Thousands)
Net income available to common stockholders	$3,504	$2,232
Weighted average common shares outstanding basic and diluted	1,062,533	1,084,156
Earnings per share, basic and diluted	$3.30	$2.06

11.	INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2025	2024
	(In Thousands)
Current	$753	$901
Deferred	(38)	(538)
	$715	$363

11.	INCOME TAXES (Continued)

In December 2023, the FASB issued ASU No. 2023-09—Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, intended to enhance the transparency of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 became effective for the Company on January 1, 2025 for annual reporting periods on a prospective basis. The provisions for income taxes differed from the amounts computed by applying the Federal Income Tax Rate of 21% to pre-tax income as a result of the following:

Rate Reconciliation	2025		2024
(in thousands)	Amount	Percent	Amount	Percent
U.S. Federal Statutory Tax Rate	$886	21.0%	$545	21.0%
State and Local Income Taxes	$4	0.1%	$4	0.1%
Nontaxable or Nondeductible Items
Tax-exempt interest income	$(122)	(2.9)%	$(107)	(4.1)%
Increase in value of BOLI less premiums paid	$(116)	(2.8)%	$(104)	(4.0)%
Other Adjustments	$63	1.5%	$24	0.9%
Effective tax rate	$715	16.9%	$362	13.9%

	2025	2024
	(In Thousands)
Income Taxes Paid:
Federal	$1,050	$220
New York State	5	5
	$1,055	$225

11.	INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below:

	2025	2024
	(In Thousands)
Deferred Tax Assets
Allowance for credit losses	$989	$942
Deferred compensation	758	733
Non-accrual loan interest	98	181
Off-balance sheet loans	21	16
Contribution carryover	123	84
Deferred lease expense	1,818	1,971
Net unrealized losses on securities available-for-sale included in accumulated other comprehensive income	2,871	4,982
Total gross deferred assets	$6,678	$8,909

	2025	2024
	(In Thousands)
Deferred Tax Liabilities
Depreciation	$394	$450
Mortgage Servicing Rights	61	54
Loan Origination Costs	254	252
Prepaid Expenses	268	218
Amortization	425	425
Deferred lease liability	1,777	1,938
Total gross deferred liabilities	$3,179	$3,337
Deferred Tax Asset, Net	$3,499	$5,572

12.	EMPLOYEE BENEFIT PLANS

The Bank participated in the Pentegra Defined Benefit Plan for Financial Institutions (the “Plan”), a tax qualified defined benefit pension plan. Benefits were frozen under the Plan on July 31, 2002 and effective June 21, 2024 the Plan was terminated. The total cost to terminate the Plan was $314,000 which was comprised of $236,000 for the plan termination cost as well as $78,000 related to the write-off of the remaining balance of the 2024 prepaid plan contributions. These costs were included in with salaries and employee benefits expense.

The Bank offers a 401(k) thrift plan, under which all employees who meet minimum service requirements are eligible to participate. Employees are permitted to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Bank contributes 3% of employee compensation after one year of service. In 2025 and 2024, the Bank made additional profit sharing contributions ranging from 1% to 6% of employees’ compensation depending on the employee’s years of service. Employer contributions are subject to vesting requirements. Bank contributions for 2025 and 2024 were $795,000 and $721,000, respectively.

13.	RELATED PARTIES

The Bank has entered into transactions with its executive officers, directors, significant stockholders, and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans to such related parties at December 31, 2025 and 2024 was $2,750,000 and $3,252,000, respectively. During 2025, new loans and advances to such related parties amounted to $240,000, repayments amounted to $742,000.

The Bank held deposits of $4,839,000 and $7,777,000 for related parties at December 31, 2025 and 2024, respectively.

Entities affiliated with certain Company shareholders lease office space to the Bank under noncancelable long-term operating leases. Rent expense under the related party leases was $775,000 and $755,000 in 2025 and 2024, respectively.

14.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31:

	2025	2024
	(In Thousands)
Commitments to extend credit:
Residential real estate mortgage loans	$2,255	$4,407
Commercial loans	69,258	76,027
Consumer loans	33,286	34,404
Standby letters of credit	6,514	3,492
	$111,313	$118,330

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

14.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank utilized a correspondent bank to assist in the confirmation of three unsecured standby letters for credit for three commercial customers. The letters of credit totaled $273,011 at December 31, 2025 and $722,599 at December 31, 2024 and in the event of default the Bank would be obligated to secure the letters of credit with cash equal to 100% of the outstanding letter of credit or investment grade securities equal in value to 125% of the outstanding amount, however, the commercial customers have established lines of credit with the Bank which would be drawn upon in the event of default to secure the letter of credit.

15.	OPERATING LEASES

The Company leases certain branch properties and autos under long-term, operating lease agreements. The Company’s lease agreements do not contain any residual value guarantees. The following includes quantitative data related to the Company’s operating leases as of December 31:

	2025	2024
	(In Thousands)
Operating lease amounts:
Right-of-use assets	$8,462	$9,231
Lease liabilities	$8,658	$9,387

Operating lease amounts:
Operating outgoing cash flows from operating leases	$909	$912

Lease costs:
Operating lease cost	$949	$953
Variable lease cost	$16	$16

Weighted-average remaining lease term (years)	18.6	18.8
Weighted-average discount rate	2.22%	2.19%

The following is a schedule by year of the undiscounted cash flows of the operating lease liabilities, excluding common area maintenance charges and real estate taxes, as of December 31, 2025:

Within the twelve months ended December 31,
2026	$914
2027	871
2028	816
2029	816
2030	825
Thereafter	6,702
Total undiscounted cash flow	10,944
Less net present value adjustment	(2,286)
Lease liability	$8,658

16.	CONCENTRATIONS OF CREDIT

Most of the Bank’s business activity is with customers in the Bank’s market area. Investments in state and political subdivisions also involve governmental entities within the Bank’s market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit is set forth in Note 14. The Bank, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its regulatory lending limit.

The Bank has concentrations of credit with respect to certain groups of loans receivable. At December 31, management has identified loan concentrations as follows:

	2025	2024
	(In Thousands)
Secured by:
Restaurants/bars	$707	$4,182
Non-owner occupied rental properties	173,067	169,707
Hotels/motels	16,906	19,305
Unsecured	28,781	26,703
Not-for-profit	8,307	8,883
	$227,768	$228,780

17.	RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank.

18.	CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by their regulators. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective on January 1, 2015 with full compliance with all requirements being phased in over a multi-year schedule and were phased in on January 1, 2019. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of common equity Tier 1, total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Bank met all capital adequacy requirements to which they are subject as of December 31, 2025 and 2024.

18.	CAPITAL REQUIREMENTS (Continued)

As of December 31, 2025, the most recent notification from the Bank’s regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are summarized in the tables below at December 31:

	2025
	(In Thousands)
	Actual Bank		Minimum for Capital Adequacy Purposes Bank		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions Bank		Well Capitalized With Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Common Equity (to Risk-Weighted Assets)	$83,303	16.96%	$22,107	4.50%	$31,932	6.50%	$34,389	7.00%

Total Risk-Based Capital (to Risk-Weighted Assets)	$88,110	17.94%	$39,301	8.00%	$49,127	10.00%	$51,583	10.50%

Tier I Capital (to Risk-Weighted Assets)	$83,303	16.96%	$29,476	6.00%	$39,301	8.00%	$41,758	8.50%

Tier I Capital (to Average Assets)	$83,303	8.54%	$39,301	4.00%	$48,766	5.00%	$48,766	5.00%

	2024
	(In Thousands)
	Actual Bank		Minimum for Capital Adequacy Purposes Bank		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions Bank		Well Capitalized With Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier I Common Equity (to Risk-Weighted Assets)	$81,240	16.52%	$22,123	4.50%	$31,956	6.50%	$34,414	7.00%

Total Risk-Based Capital (to Risk-Weighted Assets)	$85,805	17.45%	$39,330	8.00%	$49,163	10.00%	$51,621	10.50%

Tier I Capital (to Risk-Weighted Assets)	$81,240	16.52%	$29,498	6.00%	$39,330	8.00%	$41,788	8.50%

Tier I Capital (to Average Assets)	$81,240	8.50%	$38,237	4.00%	$47,797	5.00%	$47,797	5.00%

19.	FAIR VALUE OF ASSETS AND LIABILITIES

Management uses its best judgment in estimating the fair values of the Company’s assets and liabilities; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all assets and liabilities, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these assets and liabilities subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

19.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31 are as follows:

	2025
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(In Thousands)
Available-for-sale debt securities:
U.S. Government agency and sponsored enterprise	$49,851	$-	$49,851	$-
State and political subdivisions	13,683	-	13,683	-
Residential mortgage-backed:
U.S. Government sponsored enterprise	133,157	-	133,157	-
Asset-backed U.S. Small Business Administration	47,753	-	47,753	-
Total debt securities	$244,444	$-	$244,444	$-

	2024
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(In Thousands)
Available-for-sale debt securities:
U.S. Government agency and sponsored enterprise	$48,380	$-	$48,380	$-
State and political subdivisions	16,761	-	16,761	-
Residential mortgage-backed:
U.S. Government sponsored enterprise	107,370	-	107,370	-
Asset-backed U.S. Small Business Administration	55,304	-	55,304	-
Total debt securities	$227,815	$-	$227,815	$-

19.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

The Bank had the following assets measured at fair value on a nonrecurring basis as of December 31, 2025:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)
Collateral dependent loans	$871	$-	$-	$871

The Bank had the following assets measured at fair value on a nonrecurring basis as of December 31, 2024:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)
Collateral dependent loans	$1,106	$-	$-	$1,106

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were utilized to determine fair value at December 31:

					Weighted
	Fair Value	Valuation Technique	Unobservable Input	Range	Average
	(In Thousands)
2025:
Collateral dependent loans	$871	Appraisal of collateral(1)	Liquidation expenses (1)	10.0% - 10.0%	10.0%

2024:
Collateral dependent loans	$1,106	Appraisal of collateral(1)	Liquidation expenses (1)	10.0% - 10.0%	10.0%

(1) Appraisals are adjusted downwards by management for qualitative factors such as the estimated costs to liquidate the collateral.

19.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Foreclosed real estate measured at fair value as of December 31, 2025 and 2024 was not significant.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of certain of the Company’s assets and liabilities at December 31, 2025 and 2024:

Cash and Cash Equivalents

The carrying amounts of cash, due from banks and federal funds sold approximate fair values.

Investment Securities

The fair values of securities available-for-sale and held-to-maturity are determined primarily by matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain Level 3 investments. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value and considers the limited marketability of such securities.

Loans Held For Sale

Mortgage loans held for sale are carried at the aggregate lower of cost or fair value and are measured on a nonrecurring basis. Fair value is based on independent quoted market prices, where applicable, or the prices for other whole mortgage loans with similar characteristics.

Loans Receivable

The fair values of loans receivable, excluding collateral dependent loans, are estimated using discounted cash flow analyses, using market rates at the consolidated statements of financial condition date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Collateral dependent loans are those for which the Company has calculated the allowance for credit losses, individually, generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Mortgage Servicing Rights

The carrying value of mortgage servicing rights approximates fair value.

19.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Deposits

The fair values for demand, savings and NOW deposits are equal to their carrying amounts. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities.

Federal Home Loan Bank Advances

The carrying amounts of short-term FHLB advances approximate their fair values. Fair values of long-term FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturities. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third-party.

Subordinated Debentures

Fair values of subordinated debentures are estimated using discounted cash flow analysis, based on a risk adjusted discount rate reflecting management’s estimate of the assumptions that market participants would use to estimate the fair value of such debt with similar credit risk characteristics, terms and remaining maturities.

Accrued Interest

The carrying amounts of accrued interest receivable and payable approximate fair value.

The estimated fair values and related carrying amounts of the Company’s financial instruments are as follows at December 31:

	2025		2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$17,838	$17,838	$25,634	$25,634
Investment securities	251,956	252,183	235,122	235,258
Loans receivable, net	619,279	615,188	618,439	581,441
Accrued interest receivable	3,137	3,137	3,202	3,202
Mortgage servicing rights	291	291	256	256
Financial liabilities:
Deposits	847,977	871,418	837,960	844,133
Federal Home Loan Bank advances	6,521	6,521	13,580	13,528
Subordinated debentures	8,248	8,198	8,248	8,191
Accrued interest payable	758	798	1,350	1,350

20.	REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company’s revenue from contracts with customers is recognized within non-interest income as the Company satisfies its obligation to the customer. The following table presents these revenues for the years ended December 31, 2025 and 2024, respectively:

	2025	2024
	(In Thousands)
Service charges and fees:
Deposit related fees	$192	$199
Loan related fees	315	330
Overdraft and chargeback fees	1,211	1,205
ATM/Point of sale fees	140	165
Wire transfer fees	75	70
Total service charges	1,933	1,969

Bank card income:
Debit card interchange fees	$1,876	$1,929
Credit card commission	19	7
Total bank card income	1,895	1,936

Insurance agency income:
Insurance agency services	$553	$485
Total insurance agency income	553	485

Sales of assets income:
Net gain on sale of foreclosed real estate	$18	$-
Total gain on sales of foreclosed real estate	18	-

Service Charges and Fees: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, wire transfer and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance. The Bank also earns fees from the servicing of retail and commercial loans.

Bank Card Income: The Company earns interchange fees from debit cardholder transactions conducted through the Fiserv EFT payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder. The Company also earns fees for merchant transaction processing services provided to its business customers by a third-party service provider. The fees represent a percentage of the monthly transaction activity net of related costs and are received from the service provider on a monthly basis.

20.	REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

Insurance Agency Income: The Company earns fees from insurance services provided to its customers by third-party service providers. The Company receives commissions from the third-party service providers monthly, based upon customer activity for the month. The Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers.

Net Gains/Losses on Sales of Foreclosed Real Estate: The Company records a gain or loss from the sale of foreclosed real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of foreclosed real estate to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed real estate asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

Revenue included in non-interest income on the consolidated statements of income that was not related to contracts with customers was $1,430,000 and $1,210,000 for the years ended December 31, 2025 and 2024, respectively.

21.	PARENT ONLY FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position and results of operations and cash flows of the parent holding company, Adirondack Bancorp, Inc., as of December 31, 2025 and 2024 and for the years then ended.

Parent Only Condensed Balance Sheets

	December 31,
	2025	2024
	(In Thousands of Dollars)
Assets
Cash in bank subsidiary	$116	$38
Investments in statutory trusts	248	248
Investments in subsidiaries, at underlying equity	74,526	64,521
Total assets	$74,890	$64,807
Liabilities and Stockholders' Equity
Liabilities:
Trust Preferred Debt	$8,248	$8,248
Other Liabilities	138	140
Total liabilities	8,386	8,388
Stockholders' equity:
Total stockholders' equity	66,504	56,419
Total liabilities and stockholders' equity	$74,890	$64,807

21.	PARENT ONLY FINANCIAL INFORMATION (Continued)

Parent Only Condensed Statements of Income

	Year Ended
	December 31
	2025	2024
	(In Thousands of Dollars)
Interest income:
Dividend income	$512	$758
Total interest income	512	758

Interest expense:
Interest expense on trust preferred debt	649	730
Total interest expense	649	730

Net interest income	(137)	28

Non-interest expenses:
Stock-based compensation expense	212	182
Other non-interest expense	5	1
Total non-interest expense	217	183

Loss before taxes	(354)	(155)
Income tax expense	-	-
Earnings before equity in undistributed earnings of Bank	(354)	(155)

Equity in undistributed earnings of Bank	3,858	2,387
Net income	$3,504	$2,232

21.	PARENT ONLY FINANCIAL INFORMATION (Continued)

Parent Only Statement of Cash Flows

Cash flows from operating activities:
Net income	$3,504	$2,232
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of Bank	(3,858)	(2,387)
Cash dividends from subsidiaries	1,793	1,678
Stock-based compensation expense	212	182
Net change in other assets and other liabilities	(2)	(6)
Net used in operating activities	1,649	1,699

Cash flows from financing activities:
Proceeds from issuance of common stock	8	2
Proceeds used for purchase of Treasury Stock	(26)	(1,611)
Cash paid by employer for tax-withholding on stock issuance	(76)	(69)
Cash dividends	(1,477)	-
Net cash provided by financing activities	(1,571)	(1,678)

Net change in cash and cash equivalents	78	21
Cash and cash equivalents -beginning of year	38	17
Cash and cash equivalents - end of year	$116	$38

22.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 6, 2026, which is the date the financial statements were available to be issued.

On February 26, 2026, Arrow Financial Corporation (“Arrow”) and the Company jointly announced that both companies’ boards of directors have unanimously approved an agreement and plan of merger (the “Agreement”) pursuant to which Adirondack will merge with and into Arrow Merger Sub, Inc. ("Merger Sub"), a Maryland Corporation and wholly owned subsidiary of Arrow (the "Merger").

Upon the terms and subject to the conditions of the Agreement, the Company’s shareholders will receive a combination of stock and cash upon closing of the Merger with Arrow. Each outstanding share of Adirondack common stock will be converted into 1.8610 shares of Arrow common stock plus $18.72 in cash. Based on the closing stock price of Arrow common stock of $34.43 as of February 25, 2026, the aggregate implied transaction value was approximately $89.1 million.

Closing of the transaction is expected late in the second quarter or early in the third quarter of 2026 following receipt of approvals from regulatory authorities, the approval of the Company’s shareholders, and the satisfaction of other customary closing conditions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 721-726 of the New York Business Corporation Law generally provide for or permit a corporation to indemnify the directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interests of the corporation.

Arrow Financial Corporation's (the “Registrant”) Certificate of Incorporation provides that directors and officers of the Registrant shall be indemnified, to the fullest extent permitted by the Business Corporation Law, against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by them in connection with actions to which they are, or are threatened to be made, parties. If a director or officer is not successful in the defense of an action, he or she is entitled to indemnification, under the Registrant's Certificate of Incorporation and the relevant provisions of law, if ordered by a court or if the Board of Directors, acting by a majority vote of a quorum of disinterested directors or upon the written opinion of independent legal counsel, determines that the director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant, and, in criminal actions, had no reasonable cause to believe his or her conduct was unlawful. In connection with threatened or pending actions by or in the right of the Registrant (derivative suits) that are settled or otherwise disposed of, or any such action as to which the director or officer is adjudged to be liable to the Registrant, indemnification is permitted for expenses and amounts paid in settlement only if and to the extent that a court of competent jurisdiction deems proper.

Under the Registrant’s Certificate of Incorporation and applicable provisions of law, the Board of Directors or the Registrant may advance expenses to a director or officer before final disposition of an action or proceeding upon receipt of an undertaking by the director or officer to repay the amount advanced if he is ultimately found not to be entitled to indemnification with respect thereto.

The Registrant’s Certificate of Incorporation also provides that to the fullest extent permitted by law, subject only to the express prohibitions on limitation of liability set forth in Section 402(b) of the Business Corporation Law, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for any breach of duty as a director.

Pursuant to policies of directors’ and officers’ liability insurance, the directors and officers of the Registrant and its subsidiary banks are insured, subject to the limits, exceptions and other terms and conditions of such policy, against liability for claims made against them for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty while acting in their individual or collective capacities as directors or officers of such entities.

Item 21. Exhibits and Financial Statement Schedules

(a)            The following exhibits are filled herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Arrow Financial Corporation, Arrow Merger Sub, Inc. and Adirondack Bancorp, Inc., dated as of February 25, 2026 (Attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

3.1	Certificate of Incorporation of the Registrant as Amended through June 3, 2019, incorporated herein by reference from the Registrant’s Current Report on Form 8-K, filed June 5, 2019, Exhibit 3.1

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Exhibit No.	Description
3.2	By-laws of the Registrant, as amended, incorporated herein by reference from the Registrant’s Current Report on Form 8-K filed on February 1, 2024, Exhibit 3.1

4.1	Description of the Company’s Securities incorporated herein by reference from the Registrant’s Annual Report filed on Form 10-K for the year ended December 31, 2019, Exhibit 4.9

5.1	Opinion of Spierer, Woodward, Corbalis & Goldberg, P.C. as to validity of the securities being registered

8.1	Opinion of Robinson, Diss & Clowdus, P.C. regarding certain U.S. income tax aspects of the merger

8.2	Opinion of Luse Gorman, PC regarding certain U.S. income tax aspects of the merger

10.1	Employment Agreement by and between Arrow Financial Corporation and Rocco F. Arcuri, Sr., dated February 25, 2026

21	Subsidiaries of Arrow Financial Corporation, incorporated by reference to Exhibit 21 to Form 10-K filed March 6, 2026

23.1	Consent of Crowe LLP

23.2	Consent of KPMG LLP

23.3	Consent of Bonadio & Co., LLP

23.4	Consent of Spierer, Woodward, Corbalis & Goldberg, P.C. (included as part of its opinion filed as Exhibit 5.1)

23.5	Consent of Robinson, Diss & Clowdus, P.C. (included as part of its opinion filed as Exhibit 8.1)

23.6	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 8.2)

24.1	Powers of Attorneys of Directors and Officers of Arrow Financial Corporation (included on Adirondack page to this registration statement on Form S-4)

99.1	Form of Proxy of Adirondack Bancorp, Inc.*

99.2	Consent of Keefe, Bruyette & Woods, Inc.

99.3	Consent of Rocco F. Arcuri, Sr.

99.4	Form of Adirondack Voting Agreement, dated as of February 25, 2026, by and among Arrow Financial Corporation and certain shareholders of Adirondack Bancorp, Inc., incorporated herein by reference from the Registrant’s Current Report on Form 8-K filed on February 26, 2026, Exhibit 99.1

99.5	Form of Lock-Up Agreement, dated as of February 25, 2026, by and among Arrow Financial Corporation and certain shareholders of Adirondack Bancorp, Inc., incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 26, 2026, Exhibit 99.2

107	Filing Fee Table

*          to be filed by amendment.

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Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

3

(7)	That every prospectus (i) that is filed pursuant to the paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)	Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glens Falls, State of New York, on the 22nd day of April, 2026.

Arrow Financial Corporation

By:	/s/ David S. DeMarco
David S. DeMarco President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers, has made, constituted, and appointed, and does hereby make, constitute, and appoint David S. DeMarco and Penko Ivanov, and each of them (with full power to each of them to act alone), with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of April, 2026.

Signatures	Title

/s/ David S. DeMarco	Director, Chief Executive Officer and President (Principal Executive
David S. DeMarco	Officer)

/s/ Penko Ivanov	Chief Financial Officer (Principal Financial and Accounting Officer)
Penko Ivanov

/s/ Mark L. Behan	Director
Mark L. Behan

/s/ Tenée R. Casaccio	Director and Chair
Tenée R. Casaccio

/s/ Gregory J. Champion	Director
Gregory J. Champion

/s/ James M. Dawsey	Director
James M. Dawsey

/s/ Kristine D. Duffy	Director
Kristine D. Duffy

/s/ Darrin Jahnel	Director
Darrin Jahnel

/s/ David G. Kruczlnicki	Director
David G. Kruczlnicki

/s/ Elizabeth A. Miller	Director
Elizabeth A. Miller

/s/ Philip C. Morris	Director
Philip C. Morris

/s/ Raymond F. O’Conor	Director
Raymond F. O’Conor

/s/ Colin L. Read	Director
Colin L. Read

/s/ Daniel J. White	Director
Daniel J. White